Form 20-F
period 2023-12-31
INDIVIOR PLC
filed 2024-03-06
CIK 1625297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023.
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________
For the transition period from ______ to ______
Commission file number: 001-37835

Indivior PLC
(Exact name of Registrant as specified in its charter)
Not applicable
(Translation of Registrant’s name into English)

England and Wales
(Jurisdiction of incorporation or organization)

10710 Midlothian Turnpike, Suite 125
North Chesterfield, Virginia 23235
(Address of principal executive offices)

Jeff Burris, Chief Legal Officer
(804) 379-1090 legal@indivior.com
10710 Midlothian Turnpike, Suite 125
North Chesterfield, Virginia 23235
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, $0.50 nominal value per share	INDV	London Stock Exchange The Nasdaq Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2023, the number of outstanding ordinary shares was 136,526,357.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes      ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes      ☒ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes      ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒ Yes      ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated Filer ☐	Non-accelerated filer ☒
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:   U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.       Item 17  ☐  Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

i

GLOSSARY
ACO means acute cannabinoid overdose.
Aelis means Aelis Farma, a French company from whom we obtained an exclusive option for AEF0117, a synthetic CB1 specific signaling inhibitor designed to treat cannabis-related disorders.
ANDA means an additional new drug application filed with the FDA.
AUD means alcohol use disorder.
ANDA Litigation means legal proceedings related to intellectual property matters involving Dr. Reddy’s Laboratories S.A. and Dr. Reddy’s Laboratories, Inc. and separately, Alvogen Pine Brook LLC and Alvogen Inc.
BARDA means the U.S. Biomedical Advanced Research and Development Authority.
BMAT means buprenorphine-medically assisted treatment, the process to treat OUD patients treated with Buprenorphine (as opposed to methadone).
CHMP means the Committee for Medicinal Products for Human Use, which is the relevant scientific committee in most cases with which one files marketing authorization applications under the EMA.
CIA refers to the Corporate Integrity Agreement which Indivior Inc. entered into in July 2020 with HHS-OIG. The five-year CIA requires, among other things, that Indivior Inc. implement measures designed to ensure compliance with the statutes, regulations, and written directives of U.S. Medicare, U.S. Medicaid, and all other U.S. federal healthcare programs, as well as with the statutes, regulations, and written directives of the U.S. Food and Drug Administration.
CJS means criminal justice system.
CMO means a contract manufacturing organization.
CMS means the Centers for Medicare and Medicaid Services.
CNS means central nervous system.
Companies Act mean the UK Companies Act 2006 as amended, and the regulations made thereunder, which is the principal legislation under which we operate, and under which our ordinary share capital has been created.
Compliance Measures means certain compliance measures set forth in Section I of Addendum A to the Resolution Agreement which is filed as Exhibit 4.3 hereto.
CREST means the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CREST Regulations operated by Euroclear UK and International Limited.
CRO means a contract research organization, a third-party that performs clinical research on our behalf.
CUD means cannabis use disorder.
DATA 2000 means the Drug Addiction and Treatment Act of 2000.
DEA means the United States Drug Enforcement Agency.
Demerger means the acquisition of the specialty pharmaceutical business unit of RB by Indivior PLC, which became effective on December 23, 2014.

Demerger Agreement refers to that certain agreement entered into on November 17, 2014 between Indivior PLC and RB, Reckitt Benckiser Healthcare (UK) Limited, RB Pharmaceuticals Limited and RBP Global Holdings Limited to effect the Demerger and to govern the relationship between RB and Indivior PLC following the Demerger.
DIs means depositary interests issued through CREST by Computershare Investor Services PLC representing a beneficial interest in an ordinary share.
DOJ means the U.S. Department of Justice.
DSM-IV means the Diagnostic and Statistical Manual of Mental Disorders, Fourth Edition, which is the official manual of the American Psychiatric Association. Its purpose is to provide a framework for classifying disorders and defining diagnostic criteria for the disorders listed.
DTC means The Depository Trust Company.
EMA means the European Medicines Agency.
Exchange Act means the U.S. Securities Exchange Act of 1934, as amended.
FCP means our Fine Chemical Plant at which we manufacture the active pharmaceutical ingredient buprenorphine.
FDA means the U.S. Food and Drug Administration.
FFDCA means the Federal Food, Drug, and Cosmetic Act under which the FDA derives its authority to regulate pharmaceuticals.
FTC means the U.S. Federal Trade Commission.
FTC Order means that certain Stipulated Order for Permanent Injunction and Equitable Monetary Relief in the United States District Court for the Western District of Virginia, Abingdon, between the FTC and Indivior Inc. entered November 20, 2020. As part of the resolution with the FTC and as detailed in the text of the FTC Order, for a ten-year period Indivior Inc. is required to make specified disclosures to the FTC and is prohibited from certain conduct. See “Item 10. Additional Information—C. Material Contracts.”
GBP means British pound sterling, the official currency of the United Kingdom.
HCl means buprenorphine hydrochloride, the active pharmaceutical ingredient used in the formulation of SUBLOCADE long-acting injection, SUBOXONE Film, SUBUTEX Tablet, and SUBOXONE Tablet, and TEMGESIC.
HCP means healthcare provider, and may refer to a physician, physician’s assistant, or nurse, under appropriate circumstances.
HHS-OIG means the Health and Human Services Office of the Inspector General.
ICH means International Conference on Harmonization, which publishes guidelines by which clinical trials of medicinal products in the EU must be conducted.
IND means an investigative new drug application filed with the FDA.
Indivior Inc. is an indirect wholly owned United States subsidiary of the Group and directly or through its subsidiaries the entity that commercializes our products and runs the Group’s operations in the United States.
LAI means long-acting injectable.
MAT means medication-assisted treatment.

MHRA means the UK Medicines and Healthcare products Regulatory Agency.
MOUD means medication for opioid use disorder, which is the use of medications, in combination with counseling and behavioral therapies, to provide a “whole-patient” approach to the treatment of substance use disorders. Medications used in MOUD are approved by the FDA and MOUD programs are clinically driven and tailored to meet each patient’s needs.
Nasdaq means the Global Select Market of The Nasdaq Stock Market LLC.
NDA means a new drug application submitted to the NDA for FDA review, which generally must include data from at least two well-controlled clinical trials demonstrating safety and effectiveness, as well as characterization of the drug product and a description of the manufacturing process, controls and facilities.
OHS means an Organized Health System, which is a network of physician organizations (such as a hospital system) that provides or manages the provision of a coordinated continuum of healthcare services to a defined population.
Opiant means Opiant Pharmaceuticals, Inc., a specialty pharmaceutical company developing medicines for addictions and drug overdose. We completed our acquisition of Opiant on March 2, 2023. For more information see Item 4.A.History and Development of the Company - Acquisition of Opiant.
OPVEE, formally known as OPNT003, means OPVEE® (nalmefene) nasal spray, which is an opioid receptor antagonist approved by the FDA to reverse opioid overdose. OPVEE is indicated for the emergency treatment of known or suspected opioid overdose induced by natural or synthetic opioids in adults and pediatric patients aged 12 years and older, as manifested by respiratory and/or central nervous system depression. OPVEE (nalmefene) nasal spray is intended for immediate administration as emergency therapy in settings where opioids may be present. OPVEE (nalmefene) nasal spray is not a substitute for emergency medical care.
OUD means opioid use disorder.
RB means Reckitt Benckiser Group PLC.
RB Group means RB and its subsidiaries.
REMS means a risk evaluation and mitigation strategy. The FDA has the authority to require the manufacturer to provide a REMS that is intended to ensure that the benefits of a drug product (or class of drug products) outweigh the risks of harm.
Resolution Agreement refers to an agreement by and among Indivior PLC, Indivior Inc., the United States Attorney’s Office for the Western District of Virginia, and the United States Department of Justice’s Consumer Protection Branch made as of July 24, 2020 by which the Group settled with DOJ, the FTC, and U.S. state attorneys general the criminal and civil liability in connection with a multi-count indictment brought in April 2019 by a grand jury in the Western District of Virginia, a civil lawsuit joined by the DOJ in 2018, and an FTC investigation. See “Item 10.—C. Material Contracts—Resolution Agreement” and “Item 18. Financial Statements—Audited Consolidated Financial Statements—Note 19, Provision and Other Liabilities” for more information. The Resolution Agreement is filed as Exhibit 4.3 hereto.
SEC means the United States Securities and Exchange Commission.
Securities Act means the U.S. Securities Act of 1933, as amended.
VMI means vendor-managed inventory.
WHO means the World Health Organization.

ABOUT THIS ANNUAL REPORT
As used herein, references to “we,” “us,” the “Company,” “Indivior,” “Indivior PLC,” “Indivior Group” or the “Group,” or similar terms in this Form 20-F mean Indivior PLC and, as the context requires, its consolidated subsidiaries.
Our consolidated financial statements appearing in this annual report on Form 20-F are prepared in U.S. dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).
In this annual report, we present certain financial information and measures and certain operational data which are not calculated in accordance with IFRS, such as adjusted gross margin, adjusted selling, general and administrative expenses, adjusted operating profit, adjusted tax expense, adjusted effective tax rate, adjusted net income and adjusted diluted earnings per share. A summary of the non-IFRS measures discussed in this annual report, and of how we use such measures, is presented in “Item 5. Operating and Financial Review and Prospects,” including cross-references to the sections of this annual report in which these non-IFRS measures are reconciled to the most directly comparable measure calculated in accordance with IFRS.
This annual report includes certain trademarks, service marks and trade names that we own or otherwise have the right to use. SUBLOCADE®, SUBUTEX Prolonged Release®, PERSERIS®, SUBOXONE® Film, SUBOXONE® Tablet, SUBUTEX® Tablet, TEMGESIC®, and INDIVIOR® are registered trademarks of Indivior UK Limited, and OPVEE® is a registered trademark of Indivior Inc. All rights reserved. This annual report also contains additional trademarks, trade names, and service marks belonging to other parties, which are the property of their respective owners. Solely for convenience, our trademarks, service marks and trade names referred to in this annual report may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.
Statements made in this annual report on Form 20-F concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not intended to be complete; such descriptions are qualified in their entirety by reference to the full text of such contract, agreement or other document that may be filed as an exhibit to this annual report, and you may read the document itself for a complete description of its terms. Such exhibits may contain representations and warranties by the parties thereto, which were made only for purposes of that agreement and as of specified dates; are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosure schedules; may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts; and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Group or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may have changed after the date of any such agreement, which subsequent information may or may not be fully reflected in the Group’s public disclosures.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains certain statements that are forward-looking. Forward-looking statements include, among other things, statements regarding the Indivior Group’s financial guidance including operating and profit margins for 2024 and its medium- and long-term growth outlook; assumptions regarding expected changes in market share and expectations regarding the extent and impact of competition; assumptions regarding future exchange rates; strategic priorities, strategies for value creation, and operational goals; expected future growth and expectations for sales levels for particular products; expected market growth rates, growing normalization of medically assisted treatment for opioid use disorder, and expanded access to treatment; our product development pipeline and potential future products, expectations regarding regulatory approval of such product candidates, the timing of such approvals, and the timing of commercial launch of such products or product candidates, and eventual annual revenues of such future products; expectations regarding future production and costs at the Group’s Raleigh, North Carolina manufacturing facility; and other statements containing the words "believe," "anticipate," "plan," "expect," "intend," "estimate," "forecast," “strategy,” “target,” “guidance,” “outlook,” “potential,” "project," "priority," "may," "will," "should," "would," "could," "can," "outlook," "guidance," the negatives thereof, and variations thereon and similar expressions. By their nature, such forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in these forward-looking statements.
The forward-looking statements in this annual report are made based upon our current expectations and beliefs concerning future events and involve a number of known and unknown risks and uncertainties. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategy and the environment in which we operate, which may prove to be inaccurate. In particular, our actual results, performance or achievements or industry results could be affected by, among other things:
•The substantial litigation to which we are or may become a party;
•Our reliance on third parties to manufacture commercial supplies of most of our products, conduct our clinical trials and at times to collaborate on products in our pipeline;
•Our ability to comply with legal and regulatory settlements, healthcare laws and regulations, requirements imposed by regulatory agencies and payment and reporting obligations under government pricing programs;
•Risks related to the manufacture and distribution of our products, most of which contain controlled substances;
•Market acceptance of our products as well as our ability to commercialize our products and compete with other market participants;
•The fact that a substantial portion of our revenue derives from a small number of key proprietary products;
•Competition;
•The uncertainties related to the development of new products, including through acquisitions, and the related regulatory approval process;
•Our dependence on third-party payors for the reimbursement of our products and the increasing focus on pricing and competition in our industry;
•Unintended side effects caused by the clinical study or commercial use of our products;
•Our use of hazardous materials in our manufacturing facilities;

•Our ability to successfully execute acquisitions, partnerships, joint ventures, dispositions or other strategic acquisitions;
•Our ability to protect our intellectual property rights and the substantial cost of litigation or other proceedings related to intellectual property rights;
•The risks related to product liability claims or product recalls;
•The significant number of laws and regulations that we are subject to, including due to the international nature of our business;
•Macroeconomic trends and other global developments such as the COVID-19 pandemic;
•The terms of our debt instruments, changes in our credit ratings and our ability to service our indebtedness and other obligations as they come due;
•Changes in applicable tax rate or tax rules, regulations or interpretations and our ability to realize our deferred tax assets;
•Volatility in our share price due to factors unrelated to our operating performance; and
•Such other factors as set out in “Item 3.D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects.”
Forward-looking statements contained in this annual report apply only at the date of this annual report. We undertake no obligation publicly to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
We strongly recommended that you read the risk factors set out in “Item 3.D. Risk Factors” of this annual report for a more complete discussion of the factors that could affect our future performance and the industry in which we operate.

PART I
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A.[Reserved]
B.Cash and Cash Equivalents, Capitalization and Indebtedness
Not applicable.

C.Reasons for the Offer and Use of Proceeds
Not applicable.

D.Risk Factors
You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any of the following risks occur, our business, financial condition, and results of operations could be seriously harmed, our stock price might decline, and you could lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those in these forward-looking statements as a result of various factors, including the risks described below and elsewhere in this annual report.
Summary of Risk Factors
We are subject to a variety of risks and uncertainties which could have a material adverse effect on our business, financial condition, and results of operations. The summary below is not exhaustive and is qualified by reference to the full set of risk factors set forth in this "Risk Factors” section.
Risks Related to our Business
•We are subject to substantial litigation and ongoing investigations and information requests.
•We rely on third parties to manufacture commercial supplies of most of our products.
•Compliance with legal and regulatory settlements requires significant resources and, if we fail to comply, we could be subject to penalties or excluded from government healthcare programs.
•We are subject to additional risks because we import, manufacture, and distribute controlled substances.
•We are subject to risks related to the manufacture of our products.
•We receive substantial revenue from a small number of key proprietary products.
•We depend on our ability to commercialize our products and acceptance of our products by physicians, patients, and healthcare payors.
•Several factors affect the rate at which our revenues may grow.
•We operate in a highly competitive industry.
•We rely on some third parties to develop our pharmaceutical pipeline and conduct clinical trials.
•Clinical trials for the development of products may be unsuccessful.
•We depend on third-party payors for reimbursement for our products.
•The clinical study or commercial use of our products may cause unintended side effects.
•We use hazardous materials in our manufacturing facilities.
•We face additional risks when we manufacture for others.
•We may fail to develop or acquire other new products or compounds.
•Acquisitions, partnerships, joint ventures, dispositions, and other business combinations or strategic transactions involve several inherent risks.
•We may be subject to adverse public opinion.
•Failure to retain key personnel or attract new personnel could have an adverse effect on us.
Risks Related to Intellectual Property
•We may incur substantial costs as a result of intellectual property litigation or other proceedings.
•We may not be able to protect our intellectual property rights throughout the world.
•We may fail to obtain and maintain patents and protect other proprietary rights.
Risks Related to Regulatory or Legal Matters
•The regulatory approval process is expensive, time-consuming, and uncertain.
•Regulatory agencies may impose limitations or post-approval requirements on our products.
•Guidelines published by professional societies, insurance carriers, physician groups, science foundations, and other organizations may affect the use of the Group’s products.
•Product liability and product recalls could have a material adverse effect on us.
•We are subject to federal, state, local, and foreign healthcare laws and regulations.

•We may fail to comply with payment and reporting obligations under governmental pricing programs.
•We are subject to healthcare fraud and abuse, transparency, and false claims laws.
•We are subject to anti-corruption laws and regulations.
•The pharmaceutical industry faces significant government scrutiny regarding pricing and competition.
Risks Related to our Financial Condition and Tax Matters
•We are subject to macroeconomic trends in the markets where we operate.
•The recent pandemic and governmental and societal responses thereto have adversely affected our business and may continue to do so.
•Our insurance coverage may not be adequate.
•Our $243.8 million term loan contains covenants that could limit our ability to plan for or respond to changes in our business.
•We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
•Changes in our credit ratings may reduce access to capital and increase borrowing costs.
•Our effective tax rate may increase, and changes in tax rules and regulations, or interpretations thereof, may adversely affect our financial condition.
•Our deferred tax assets may not be realized.
•If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
Risks Related to Our Ordinary Shares
•Our ordinary shares are subject to market price volatility.
•Our ordinary shares are listed to trade on more than one stock exchange, and this may result in price variations.
•We may transition our primary listing to the U.S., which could cause volatility in our share price and shareholder base.
•The rights afforded to our shareholders are governed by English law.
•Our business strategy may involve transactions which may dilute existing shareholders’ interests.
•Securities or industry analysts may fail to publish research or may publish inaccurate or unfavorable research about our business.
•We may not pay dividends in the future.
Risks Related to Information Security and Data Privacy
•We are at risk for business interruptions or breaches of data security.
•We are required to maintain the privacy and security of personal information.
Risks Related to Our International Status and Operations
•We are subject to various risks related to the local and international nature of our business.
•We are exposed to risks related to currency exchange rates.
Risks Related to Being a Publicly-Traded Company in the U.S.
•We may fail to maintain effective internal controls over financial reporting.
•We are a foreign private issuer and may lose our foreign private issuer status in the future.
•We expect to eventually change to U.S. generally accepted accounting principles.
•We are subject to risks related to changes in accounting standards, assumptions, and estimates.
•The obligations associated with being a public company in the U.S. are significant.
•Corporate responsibility matters may impose additional costs and expose us to new risks.

Risks Related to our Group and Its Business
We are currently, in the past have been, and in the future may be, subject to substantial litigation and ongoing litigation that could cause us to incur significant legal expenses, divert management’s attention, and result in harm to our business.
We have been, and may in the future become, involved in various legal proceedings, regulatory proceedings, and government enforcement actions. Such proceedings may include claims for, or the possibility of, damages or fines and penalties involving substantial amounts of money or other relief, including but not limited to civil or criminal fines and penalties. For example:
•In 2019, the U.S. Attorney’s Office for the Western District of Virginia brought an indictment, followed by a superseding indictment (the “2019 Indictment”), against the Group in connection with our marketing and promotional practices related to SUBOXONE Film and SUBOXONE and SUBUTEX Tablets. The indictments charged Indivior Inc. and Indivior PLC with health care fraud, mail fraud, wire fraud, and conspiracy to commit the same. They generally alleged that the Company had falsely represented that SUBOXONE film was safer and less susceptible to misuse, abuse, diverse, and inadvertent pediatric exposure than SUBOXONE tablets, purportedly to delay approval of generic versions of SUBOXONE tablets and retain market share. Pursuant to a Resolution Agreement made on July 24, 2020 as part of a global resolution with the U.S. Attorney’s Office for the Western District of Virginia, the DOJ’s Consumer Protection Branch, the FTC, and several U.S. state attorneys general, an indirect wholly owned subsidiary of Indivior PLC pleaded guilty to a single count of making false statements relating to healthcare matters in 2012 (the “Resolution Agreement”). The DOJ dismissed all charges in the indictment, and the Group agreed to a total of $600 million in fines, and agreed to substantial reporting and compliance obligations related to its U.S. operations, among other things. The Resolution Agreement is filed as Exhibit 4.3 to this annual report.
•In January 2021, the Group announced it had reached an agreement with Reckitt Benckiser Group plc (“RB”) to resolve claims that RB issued in the Commercial Court in London in November 2020, seeking indemnity under the Demerger Agreement entered into on November 17, 2014 between RB and Indivior to effect the Demerger and to govern the relationship between RB and the Group following the Demerger. Pursuant to the settlement, RB agreed to withdraw its $1.4 billion claim and to release the Group from any claim for indemnity under the Demerger Agreement relating to the DOJ and FTC settlements that RB entered into in July 2019, as well as other claims for indemnity arising from those matters. The Group agreed to pay RB a total of $50 million and released RB from any claims to seek damages relating to the Group’s settlement with the DOJ and the FTC.
•In July 2022, the Group settled antitrust, patent infringement, and wrongful injunction claims with the manufacturer of a generic buprenorphine/naloxone film drug product for approximately $72 million and approximately $15 million for similar claims made by a second manufacturer of such a generic film drug product in October 2023.
•During 2023, Indivior Inc. settled civil antitrust cases filed by a class of direct purchasers, a class of end payors, and 41 states and the District of Columbia that had been consolidated in multi-district litigation pending in the U.S. District Court for the Eastern District of Pennsylvania (the “Antitrust MDL”) for $385 million, $30 million, and $103 million, respectively.
We are also subject to several significant unresolved matters. For example,
•Separate cases alleging facts similar to the Antitrust MDL were filed by several insurance companies and remain pending in the Circuit Court for the County of Roanoke, Virginia. A trial is scheduled for July 15, 2024 to August 8, 2024.

•Humana, Inc. filed a Complaint in Kentucky on August 20, 2021 with substantially the same claims as were raised in the Antitrust MDL. Centene Corporation and several of its affiliates filed a complaint in the Circuit Court for the County of Roanoke, Virginia alleging similar claims on January 13, 2023.
•The Group has been named as a defendant in more than 400 civil lawsuits alleging that we engaged in a longstanding practice to market opioids as safe and effective for the treatment of long-term chronic pain to increase the market for opioids and our own market share, or alleging individual personal injury claims.
•On September 21, 2022, certain shareholders issued representative and multiparty claims against Indivior PLC in the High Court of Justice for the Business and Property Courts of England and Wales, King’s Bench Division. On January 16, 2023, the representative served its Particular of Claims setting forth in more detail the claims against the Group, while the same law firm that represents the representative also sent its draft Particular of Claims for the multiparty action. The claims made in both the representative and multiparty actions generally allege that Indivior PLC violated the U.K. Financial Services and Markets Act 2000 (“FSMA 2000”) by making false or misleading statements or material omissions in public disclosures, including the 2014 Demerger Prospectus, regarding an alleged product-hopping scheme regarding the switch from SUBOXONE tablets to SUBOXONE film. Indivior PLC filed an application to strike out the representative action. On December 5, 2023, the court handed down a judgment allowing the Group's application to strike out the representative action. The court subsequently awarded certain costs to the Group. On January 23, 2024, the claimants requested permission to appeal the decision to the court of appeals.
The amount of time that is required to resolve legal or regulatory proceedings is unpredictable and any litigation or claims against us, even those without merit, may cause us to incur substantial costs, divert management’s attention from the day-to-day operation of our business, and materially harm our stock price and reputation. In addition, we are obligated to indemnify and advance expenses to certain individuals and entities involved in certain of these and related proceedings. Any adverse judgment in or settlement of any pending or any future litigation could result in significant payments, fines and penalties that could have a material adverse effect on our business, results of operations, financial condition and reputation.
Moreover, the outcome of these legal proceedings may differ from the Group’s expectations because the outcomes of litigation, including regulatory matters, are often difficult to reliably predict. Although the Group maintains general liability insurance, the amount of liability that may result from certain of these risks may not always be covered by, or could exceed, the applicable insurance coverage. Various factors or developments can lead the Group to change current estimates of liabilities and related insurance receivables where applicable, or make such estimates for matters previously not susceptible of reasonable estimates, such as a significant judicial ruling or judgment, a significant settlement, significant regulatory developments or changes in applicable law. A future adverse ruling, settlement or unfavorable development could result in future charges that could have a material adverse effect on the Group’s results of operations or cash flows in any particular period. In addition, negative publicity related to these proceedings may negatively impact the Group’s reputation.
For a more detailed discussion involving the Group’s legal proceedings and associated accounting estimates, see “Item 10. Additional Information—C. Material Contracts” and “Item 18. Financial Statements—Audited Consolidated Financial Statements—Note 19—Provisions and Other Liabilities, Note 20—Contingent Liabilities and Note 21—Legal Proceedings”, especially at the captions “Antitrust Litigation and Consumer Protection” and “Civil Opioid Litigation” which provide information regarding additional matters that we believe may be significant to the Group as of the date of the filing of this annual report.

We rely on third parties to manufacture, package, test, and distribute our products and their facilities and processes must meet stringent regulatory requirements.
The Group relies almost exclusively on third parties, including contract manufacturing organizations, to manufacture, package, test, and distribute our products. The manufacturing of our products, which include oral solid dose tablet products, film products, a nasal spray product, and terminally sterilized and aseptically filled injectables, is subject to stringent global regulatory, quality, and safety standards, including current Good Manufacturing Practice (“cGMP”). Some of our products, including SUBOXONE Film, SUBLOCADE long-acting injectable, and PERSERIS long-acting injectable, and OPVEE nasal spray, are significantly more complicated to manufacture than tablet products. We have limited control over the performance of our third-party manufacturers and are currently dependent on our third-party contract manufacturing partners whom we manage via supply and quality agreements.
Similarly, the Group relies on a third-party logistics vendor and a network of specialty pharmacists and specialty distributors to fulfill orders and distribute our products in the U.S. and logistics and distribution partners to distribute our products worldwide. This process is complicated because most of our products contain controlled substances that require special handling, such as import and export permits, adherence to a risk evaluation and mitigation strategy (“REMS”) protocol, and import restrictions on controlled substances. See also, “We are subject to additional risks because we import, manufacture, and distribute controlled substances.”
Our Fine Chemical Plant (“FCP”) in Hull, UK manufactures the buprenorphine HCl active pharmaceutical ingredient (“API”) used in our tablet and film drug products. This site also produces the intermediate Buprenorphine Base, which is purified by a third-party manufacturer and used in the manufacture of the SUBLOCADE (buprenorphine extended-release) injection drug product. All other APIs required for use in the manufacture of our commercial drug products are supplied by third-party manufacturers.
SUBOXONE (buprenorphine/naloxone) Film drug product is manufactured under a license and supply agreement with Aquestive Therapeutics (formerly known as MonoSol Rx). SUBLOCADE is manufactured under a supply agreement with Curia (formerly known as AMRI). We provide the buprenorphine API used in all of our products and procure from third-party suppliers the polymer and syringe assembly used in the manufacture of SUBLOCADE and PERSERIS, and the API used in PERSERIS as well as the other API used in SUBOXONE. PERSERIS is manufactured under a supply agreement with Curia, which manufactures the liquid syringe, and Patheon Pharmaceuticals, LLC, which manufactures the powder syringe containing risperidone API. Curia has manufacturing facilities located in Burlington, MA and Albuquerque, NM which support the Group’s products. Patheon has a manufacturing facility located in Greenville, NC. We also utilize a third-party packager. We have contracted for the commercial supply of OPVEE with Summit BioSciences located in Lexington, KY. SpecGx LLC provides the nalmefene, and Neurelis, Inc. provides the dodecyl maltoside (an absorption enhancer) used in the manufacture of OPVEE.
We or our third-party manufacturers may encounter difficulties in production, such as issues with production costs and yields, process controls, quality control, and quality assurance, including testing of stability, impurities and impurity levels, sterility, and other product specifications by validated test methods, compliance with strictly enforced global and regional regulations, and disruptions or delays caused by man-made or natural disasters, pandemics or epidemics, or other business interruptions, including, for example, the COVID-19 pandemic. In 2023, the FDA validated additional equipment and an additional manufacturing line at the existing Curia facility in Albuquerque, NM. In addition, in November 2023 we purchased an approximately 80,000 square foot facility in Raleigh NC to provide additional manufacturing capacity. Once validated and given regulatory approval, these should meet anticipated demand for the next several years. However, it will take multiple years before new equipment will be validated at the Raleigh facility, and there can be no assurance that such efforts will be successful. If we are unable to otherwise obtain adequate manufacturing capacity for SUBLOCADE and PERSERIS, we may suffer supply disruptions which would reduce growth in our net revenues and in turn have a material adverse effect on our business, financial condition, and results of operations.
If we or any of our third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the applicable regulatory authorities’ strict regulatory requirements or pass regulatory inspection, we or our third-party manufacturers will not be able to ensure an adequate supply of products and/or secure or maintain regulatory approval for the manufacturing facilities. In addition, we have no direct control over the ability of third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or any other applicable regulatory authorities do not approve these facilities for the manufacture of our products or if they withdraw any such approval in the future, or if our suppliers or third-party manufacturers decide they no longer want to supply our primary active ingredients or manufacture our products, we may need to find alternative manufacturing facilities, which may significantly impact our ability to develop, obtain regulatory approval for or market our products. To the extent our manufacturing facility or that of any third-party manufacturers that we engage with respect to our products are different from those currently being used for commercial supply in the U.S., studies will have to be completed, and the FDA will need to approve such facilities prior to our sale of any product manufactured using these facilities. Any delay or interruption in our ability to meet commercial demand for our products will result in the loss of potential revenues and could adversely affect our ability to gain market acceptance for these products. In addition, any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trials, and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely, which in turn could have a material adverse effect on our business financial condition, and results of operations.
Compliance with the terms and conditions of our Corporate Integrity Agreement, the Resolution Agreement with the U.S. Attorney’s Office for the Western District of Virginia and the U.S. Department of Justice (“DOJ”)’s Consumer Protection Branch, and the Stipulated Order for Permanent Injunction and Equitable Monetary Relief with the U.S. Federal Trade Commission (“FTC”) requires significant resources and management time and, if we fail to comply, we could be subject to criminal charges, penalties, or, under certain circumstances, excluded from government healthcare programs, which would materially adversely affect our business.
We operate on a global basis and the pharmaceutical industry is both highly competitive and highly regulated. Complying with all applicable laws and regulations, industry standards, and our Group’s Code of Conduct are core to the Group’s mission, culture, and practices. The Group has policies and procedures to identify, analyze and investigate any potential or actual violations of law, regulation, or policy and, if necessary, take appropriate remedial or corrective actions. Effective procedures and controls assist in helping to ensure that we provide reliable information and prevent and detect potential fraud or misconduct. Failure to comply with applicable laws and regulations may subject the Group to civil, criminal, and administrative liability, including but not limited to the imposition of substantial monetary penalties, fines, damages and restructuring of the Group’s operations through the imposition of compliance or integrity obligations, and have a potentially adverse impact on the Group’s prospects, reputation, results of operations and financial condition.
In 2020, Indivior Inc. entered into a Corporate Integrity Agreement (“CIA”) with the U.S. Department of Health and Human Services Office of the Inspector General (“HHS-OIG”). The CIA was part of the Group’s resolution of federal criminal and civil charges related to our film and tablet products. In particular, an indictment and superseding indictment issued in the U.S. District Court for the Western District of Virginia in 2019 charged Indivior Inc. and Indivior PLC with health care fraud, mail fraud, wire fraud, and conspiracy to commit the same. The indictments generally alleged that the Company had falsely represented that SUBOXONE Film was safer and less susceptible to misuse, abuse, diversion, and inadvertent pediatric exposure than SUBOXONE and SUBUTEX Tablets, purportedly to delay approval of generic versions of SUBOXONE tablets and retain market share. The indictments were dismissed as part of a resolution agreement with the DOJ in which the Company did not admit to any wrongdoing, except that subsidiary Indivior Solutions, Inc. (“Solutions”) pleaded guilty to a one-count felony information charging Solutions with making false statements to MassHealth (the administrator of Medicaid and the Children’s Health Insurance Program (CHIP) in Massachusetts) in October 2012. The resolution agreement also settled civil claims alleging that the Company caused false claims to be submitted to government healthcare programs.
The CIA imposes significant compliance obligations on Indivior Inc.’s business and practices and requires Indivior Inc. to engage an Independent Review Organization and a Board Compliance Expert to assess Indivior Inc.’s compliance program and compliance with CIA requirements. The CIA also sets forth monetary penalties that may be imposed on a per-day basis for failure to comply with certain obligations in the CIA. The CIA requires procedures under which Indivior Inc. must notify HHS-OIG of certain reportable events, and must notify HHS-OIG if it fails to meet the requirements under the CIA. The CIA requires Indivior Inc. to file annual reports describing steps it has taken to implement the terms of the CIA, certifications from certain employees that their department or functional area is compliant with certain laws and regulations, and a certification from the Compliance Officer and Chief Executive Officer that Indivior Inc. is in compliance with the CIA, to the best of their knowledge. The CIA also requires an annual resolution from the Nominating Committee of the Group’s Board of Directors that it has reviewed the effectiveness of the Group’s compliance program. In the event that HHS-OIG determines Indivior Inc. to be in material breach of certain requirements of the CIA, including, without limitation, repeated violations or any flagrant violation of the CIA, a failure by Indivior Inc. to report a reportable event and take corrective action, a failure to engage and use an independent review organization, among others, Indivior Inc. may be subject to exclusion from participation in the U.S. federal healthcare programs, which would have a severe impact on the Group’s ability to comply with the financial covenants in the Group’s term loan, maintain sufficient liquidity to fund its operations, generate future revenue, and would ultimately impact the Group’s viability.
The FTC Stipulated Order contains The FTC Stipulated Order contains specific notice and reporting requirements over a 10-year period related to certain activities, including (i) notice of filing a Citizen Petition along with certain information; (ii) notice of filing of a New Drug Application for new drug formulations related to Indivior approved drugs, (iii) requirement to provide additional information about certain launch activities related to the new drug formulation; (iv) certain restrictions on pricing of the old drug formulations and activities regarding those old drug formulations for a period of time; (v) notice of FDA Approval of a drug or if Indivior Inc. obtains a drug through a license, acquisition or through obtaining control of an entity; (vi) notice of certain corporate activities such as a dissolution, merger, acquisition of Indivior Inc.; (vii) an obligation to provide the States with certain information and interviews necessary to evaluate compliance with the Settlement Order; and (viii) an obligation to provide reports to the States explaining how Indivior has complied with the Settlement Order, if requested. The Group may be punished for contempt of court, including, but not limited to criminal contempt, if it fails to comply with any terms of the FTC Stipulated Order or Resolution Agreement. The obligations in the FTC Stipulated Order expire in November 2030.
Similarly, in June 2023, Indivior Inc. reached agreement with the Attorneys General of 41 States and the District of Columbia (the “States”) to resolve allegations that Indivior Inc. violated the Sherman Act and laws of the States by engaging in anticompetitive activities designed to impede competition from generic equivalents of the brand-name drug Suboxone, which Indivior Inc. disputes. As part of the settlement, Indivior Inc. also agreed to certain compliance and reporting obligations under a Stipulated Final Judgment and Dismissal with Prejudice (the “Settlement Order”). These obligations are similar to those in the FTC Order. The obligations in the Settlement Order expire concurrently with those of the FTC Stipulated Order in November 2030.
The Resolution Agreement imposes several significant compliance obligations on the Group, separate from the CIA, including without limitation certain reporting obligations and the requirement that the Group’s Chief Executive Officer (a) certifies on an annual basis that, to the best of their knowledge, after a reasonable inquiry, the Group was in compliance with the U.S. Federal Food, Drug and Cosmetic Act (and implementing regulations) and has not committed healthcare fraud, or (b) provides a certified list of all non-compliant activities and steps taken to remedy the activity. The Resolution Agreement also requires an annual resolution from the Group's Board of Directors that it has reviewed the effectiveness of the Group’s Compliance Measures set forth in Section I of Addendum A to the Resolution Agreement. A material breach of the Resolution Agreement could reinstate the indictment against the Group.
The Group’s policies, procedures and protocols are designed to prevent and detect failures to comply with the terms of the CIA, the Resolution Agreement, the FTC Order, and the Settlement Order; however, there can be no assurance that a relevant failure that bypasses established controls will be prevented or detected. Any failure to comply with such terms may subject the Group to criminal charges and penalties, or, under certain circumstances, could exclude the Group from U.S. government healthcare programs, which could have a material adverse effect on the Group’s business, financial condition and results of operation.
For more information, see “Item 18, Financial Statements—Audited Consolidated Financial Statements—Note 19—Provisions and Other Liabilities” and “Item 10. Additional Information—C. Material Contracts.” We have filed copies of the Resolution Agreement, the CIA, and the FTC Order as Exhibits Nos. 4.3, 4.4, and 4.5, respectively, to this annual report.
We are subject to additional risks because we import, manufacture, and distribute controlled substances.
Our key products in the U.S. for opioid use disorder, SUBLOCADE long-acting injectable extended-release injection, SUBOXONE Film sublingual film, and outside the U.S., SUBLOCADE, SUBOXONE and SUBUTEX sublingual tablets, contain the active ingredient buprenorphine, which is a controlled substance under the Controlled Substance Act (CSA) and similar laws in other countries. Buprenorphine is a partial agonist opioid. Compared to a full opioid agonist, buprenorphine has less maximal euphoric effect than a full agonist, and a ceiling on its ability to cause respiratory depression. While we market these products for the treatment of opioid use disorder, the use of any opioid is highly stigmatized. Many people who are non-prescribers may fail to distinguish between drugs of abuse and drugs intended for treatment. The lack of distinction between the types and mechanisms of opioids, like buprenorphine, which is a partial opioid agonist, is widely misunderstood. These perceptions and misunderstandings may cause a variety of problems for the Group, including adverse publicity and cause some persons or entities to decline to do business with us. See for example, “We may be subject to adverse public opinion,” and “Failure to retain key personnel or attract new personnel could have an adverse effect on us.
Products designed to treat drug addiction, by their nature, face additional risks. Drug addiction is a difficult environment in which to market our products. Societally, there is a stigma that prevents many persons who suffer from OUD or other types of addiction from coming forward to receive treatment because of potential reputational damage, societal scrutiny, and other factors. Patients with OUD often suffer from other co-morbidities, including poor general health and mental health issues like schizophrenia, which may impact one’s understanding of the disease or affect their ability to obtain treatment. Similarly, drug addiction can result in job loss or unemployment, indebtedness, and criminal problems including incarceration which may make it more difficult for someone to obtain treatment. Other challenges include the misuse, diversion, or abuse of our products.
Regulators may impose additional requirements because of the nature of our products. Buprenorphine and products containing buprenorphine are classified as Schedule III controlled substances in the U.S. by the Drug Enforcement Agency (DEA) and similarly restricted by law enforcement authorities in the rest of the world that are signatories to the WHO Single Convention on Narcotic Drugs (1961). Other molecules considered as product candidates may have more stringent classification (i.e. Schedule I or II) or ambiguous classifications. In the U.S., SUBLOCADE and SUBOXONE are subject to a risk evaluation and mitigation strategy (REMS). The SUBLOCADE REMS restricts the distribution of the product so that SUBLOCADE is dispensed directly to certified healthcare settings and pharmacies for administration by a healthcare professional. This closed distribution system should help mitigate the risk related to the potential for misuse and diversion by the patient, since the product is not dispensed directly to the patient.

Individual states have also established controlled substance laws and regulations. Though state-controlled substance laws often mirror federal law, they may separately schedule our products or our product candidates as well. We or our partners may also be required to obtain separate state registrations, permits or licenses in order to be able to manufacture, distribute, administer or prescribe controlled substances for clinical trials or commercial sale, and a failure to meet applicable regulatory requirements could lead to enforcement and sanctions by the states in addition to those from the DEA or otherwise arising under federal law.
U.S. facilities conducting research, manufacturing, distributing, importing or exporting, or dispensing controlled substances must be licensed and must comply with the security, control, recordkeeping and reporting obligations under the CSA, DEA regulations, and corresponding state requirements. The ability to do so is considerably more difficult for molecules and product candidates with a Schedule I or II classification, or ambiguous classification. In addition, the DEA and state regulatory bodies conduct periodic inspections of certain registered establishments that handle controlled substances. Obtaining and maintaining the necessary registrations and complying with regulatory obligations may result in the delay of the importation, manufacturing, distribution or clinical research of our commercial products and product candidates. Furthermore, a failure to comply with CSA, DEA or state regulations by us or any of our third-party manufacturers can result in regulatory action, which can lead to criminal or civil penalties, the refusal to renew necessary registrations or proceedings to restrict, suspend or revoke applicable registrations.
A partial or total loss of revenue from one or more such shipments could have a material adverse effect on our business, results of operations and financial condition. Further, individual distributors and pharmacies may have their own legal, regulatory or business policy requirements that could restrictions or limits the distribution of prescription products. A partial or total loss of revenue from one or more such shipments could have a material adverse effect on our business, results of operations and financial condition. Further, individual distributors and pharmacies may have their own legal, regulatory or business policy requirements that could impose restrictions or limit the distribution of prescription products.
Products containing opioids often require a REMS to mitigate potential risks which may be associated with the use of a product and to inform patients and prescribers of those risks. For example, the FDA requires a REMS for SUBLOCADE and SUBOXONE Film, and other products that we sell in the future may become subject to a REMS specific to the product or shared with other products in the same class of drug. The cost to implement the REMS may be high, which may in turn have a material adverse effect on our business, financial condition, and results of operations.
We are subject to risks related to the manufacture and distribution of our products globally and must meet stringent current Good Manufacturing Practices.
All facilities and manufacturing techniques used for the manufacture of our products must be operated in conformity with the mandatory manufacturing standards (often referred to as current good manufacturing practice (cGMP)) of the FDA, the UK Medicines and Healthcare products Regulatory Agency (“MHRA”), the Irish Health Products Regulatory Authority (HPRA), and other regulatory authorities. Manufacturing facilities are subject to periodic unannounced inspections by the FDA, MHRA, HPRA, and other regulatory authorities. Failure to comply with applicable legal and regulatory requirements, and with the manufacturing details filed as part of our marketing authorization, subjects our manufacturing facilities or the facilities of our third-party manufacturers to possible legal or regulatory action, such as inspectional observations (e.g., Form FDA 483 notices), warning letters, suspension of manufacturing, product seizure, withdrawal of the product from the market, administrative, civil and criminal penalties, among other enforcement remedies. Therefore, such enforcement actions may adversely affect our ability to manufacture, or our third-party suppliers’ ability to supply, finished products.
For example, our Raleigh site was inspected by the FDA in January 2024 regarding cGMP practices related to a particular product we make for a third party. The FDA provided six observations on its Form FDA 483, which is the document used by the FDA to highlight and summarize potential quality or regulatory issues or infractions at the end of an inspection. We have responded to the FDA with a remediation action plan. If the FDA accepts our plan, we expect the results of our remediation efforts will be reviewed during the next inspection.
Also, the manufacturing and distribution of our products globally are highly exacting and complex, due in part to strict regulatory and manufacturing requirements. Problems may arise during manufacturing and distribution for a variety of reasons, including but not limited to equipment malfunction, failure to follow specific protocols and procedures, testing nonconformities (e.g., sterility failure), failure to follow and provide oversight in cGMP, defective raw materials, product theft or diversion within our legal chain of custody, restricted supply of raw materials or components due to geopolitical disruption or pandemic, and environmental factors.
Our manufacturing facilities, and those owned by third-party contract manufacturing organizations (“CMOs”), also maintain high direct and indirect labor costs due to the complexity of manufacturing processes, often requiring specialized personnel. As such labor costs are largely fixed, we are unable to offset such costs if we experience any interruptions or delays in the manufacturing process, product or regulatory approval delays or product suspensions or recalls. In addition, any significant personnel shortages at our manufacturing facilities, whether temporary or prolonged, may cause significant interruptions to our manufacturing facilities and to our supply of products. While some of these costs may be borne directly by third-party CMOs, we may also incur costs for additional safety stock and supplies, repairs, capital expenditures for improvements, even if not required to do so contractually, or indirectly for lost sales. We may also suffer from lost sales as a result of stock outs. This is more pronounced outside the U.S. market where packaging and labeling batches for particular markets tend to be quite small, and require substantial lead time. Please refer to “Item 4. Information on the Company—B. Business Overview Background—6. Manufacturing”, for more information.
We have either a single or dual source of supply for the raw materials, product components, and drug products used in most of our marketed products, drug product candidates under development, and their respective APIs (including buprenorphine). Single sourcing puts us at risk of a potential interruption to supply in the event of manufacturing, quality or compliance difficulties.
In the event of any supply chain disruption or product quality issues, our suppliers or third-party manufacturers may not have adequate contingency plans in place that enable them to continue to supply or manufacture our products within contractual deadlines or at all. If any of our suppliers or third-party manufacturers fails or refuses to supply us for any reason, it would take a significant amount of time and expense to implement and execute the necessary technology and design transfer to, and to qualify, a new supplier or manufacturer, as applicable. Often, as a general guide, this transfer time averages 36 months and is based on several factors. The FDA and similar international or national regulatory bodies must approve our filings which identify the manufacturers of the active and inactive pharmaceutical ingredients and certain packaging materials used in our products. If there are delays in qualifying new suppliers or facilities or a new supplier is unable to meet the FDA’s or similar international regulatory body’s requirements for approval, there could be a shortage of the affected products for the marketplace or for use in clinical studies, or both, which could negatively impact our anticipated revenues and could potentially cause us to breach contractual obligations with customers or to violate local laws requiring us to deliver the product to those in need. Any delay in supplying, or any failure or refusal to supply, products to, or delays in manufacturing by, our suppliers, or any catastrophe or natural or man-made disaster affecting such third-party manufacturing facilities or suppliers, could result in our inability to meet current and future state commercial demands for our products, which in turn could materially adversely affect our business, prospects, results of operations and financial condition. The Group’s supply monitoring and contingency planning processes include proactive management of inventories throughout the supply-to-patient delivery process and initiatives to identify and qualify alternative sites and/or suppliers. Despite these mitigating measures, if major delays, interruptions, or quality events occur at those contracted suppliers, contracted manufacturers, or packaging organizations, the delivery of products to our patients could be significantly disrupted, which could materially adversely affect the sales of our products and accompanying revenues. Further, any interruption in supply could result in delays in meeting our contractual obligations and could damage our relationships with our licensees, including the loss of manufacturing and supply rights and/or revenues.
We receive substantial revenue from our key proprietary products and our success depends on our ability to successfully commercialize new products.
Historically, our business has been dependent on the sale of products containing buprenorphine. We developed SUBUTEX Tablets, SUBOXONE Tablets, SUBOXONE Film and SUBLOCADE for the treatment of OUD.
Our oral buprenorphine products, including SUBOXONE Film, SUBOXONE Tablets, and SUBUTEX Tablets, are subject to substantial competition. Revenues from film and tablet products are declining. Further, we agreed in the Resolution Agreement to not employ a sales force to promote or sell SUBOXONE Film in the U.S. and we do not sell SUBOXONE or SUBUTEX Tablets in the U.S. As a result, sales of SUBLOCADE have become increasingly important to our revenue growth and financial results.
Our operating plan assumes that SUBLOCADE, SUBOXONE Film, SUBOXONE Tablets, and SUBUTEX Tablets, will remain the treatment of choice for OUD patients who can benefit from MAT. There is no guarantee that we can maintain sales at or near historical levels, or that sales will continue to grow. In this regard, our ability to maintain or increase sales are subject to a number of risks and uncertainties including (i) competition from the introduction of branded competition or generic versions of our products; (ii) pricing pressure from, changes in policies by, or restrictions on reimbursement imposed by, third party payors, including our ability to maintain adequate coverage and reimbursement for our products; (iii) increased rebates required to maintain access to our products; (iv) challenges to our intellectual property around SUBLOCADE; and (v) continued acceptance of SUBLOCADE by physicians and patients. Any significant negative developments relating to these risks could have a material adverse effect on our revenues from these products and, in turn, on our business, financial condition, cash flows and results of operations and the market price of our ordinary shares.
Further, the biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies. Our future success will depend in part on our ability to maintain a competitive position. If we fail to stay at the forefront of technological change to create and develop product candidates, we may be unable to compete effectively. Our competitors or technological change may limit the commercial value of our products or product candidates by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages of our proprietary products and product candidates.
Our ability to generate revenues from our products is subject to attaining significant market acceptance among physicians, other qualified HCPs, patients, specialty distributors, and healthcare payors and our ability to successfully develop and execute commercialization strategies for each of our products. Failure to do so would adversely impact our financial condition and prospects.
A substantial majority of our resources are focused on the commercialization of our current products. Our current products, and other products or product candidates that we may develop or acquire, may not attain market acceptance among physicians and other HCPs to administer our products, patients, specialty distributor, healthcare payors or the medical community. If any of our commercial strategies are unsuccessful or we fail to successfully modify our strategies over time due to changing market conditions, our ability to increase market share for our products, grow revenues and sustain profitability will be harmed.
Our success will also depend in large part on our ability to continue to successfully manufacture and commercialize new products in the complex markets into which they are sold. For example, the FDA approved PERSERIS as the first once-monthly subcutaneous extended-release injectable suspension of risperidone indicated for the treatment of schizophrenia in adults in 2018. We launched commercial sales of PERSERIS in the U.S. in 2019. PERSERIS now faces increased competition 4 years later from a new competitor and a number of well-established competitors and could face additional competition in the future.
Another example is SUBLOCADE, approved in 2017 as the first once-monthly subcutaneous extended-release injectable suspension of buprenorphine. We initiated commercial sales of SUBLOCADE in 2018. In the U.S., a competitor introduced its own subcutaneous extended-release injectable suspension of buprenorphine in 2023.
Similarly, we recently devoted significant resources to acquire Opiant Pharmaceuticals, Inc. As a result, we acquired Opiant’s product, OPVEE. In 2023, the FDA approved OPVEE. However, because most of the potential customers for OPVEE are incremental to the customers for our current OUD products, we may face challenges building a sales force and delivery network to serve these new customers. Our ability to realize the benefits from the Opiant Merger is substantially dependent on our ability to successfully commercialize OPVEE. We launched OPVEE in October 2023 and to date have had only limited sales. If we are unsuccessful at convincing State authorities and first responders to increase their rate of adoption of OPVEE, our results of operations could suffer.
We believe the degree of market acceptance and our ability to generate revenues from our products depends on several factors, including:
•the timing of market introduction of our products as well as competitive products;
•our ability to manufacture in sufficient quantities in compliance with requirements of regulatory agencies and at acceptable quality and pricing levels in order to meet commercial demand and where applicable demand for samples;
•our ability to secure formulary approvals for products at a substantial number of targeted hospitals and Organized Health Systems (“OHSs”) and criminal justice systems (“CJSs”);
•our ability to implement and maintain agreements with wholesalers and distributors on commercially reasonable terms, and their performance, over which we have limited control;
•our ability to receive adequate levels of coverage and reimbursement for products from commercial health plans and government health programs;
•our ability to train, deploy and support qualified customer-facing field teams which include a sales force, a managed care team, account teams that target OHS and CJS, as well as a channel team;
•market demand for our products through our marketing and sales activities and other arrangements established for their promotion;
•the efficacy and safety of our products;
•potential or perceived advantages or disadvantages of our products over alternative treatments, including the cost of treatment and relative convenience and ease of administration;
•the prevalence of the disease or condition for which the product is approved and the projected growth of the markets in which our products compete;
•the effect of current and future healthcare laws and legislation and regulation controlling the conditions of treatment and the distribution of the products for OUD treatments;
•the extent to which physicians diagnose and treat the conditions that our products are approved to treat, physicians’ willingness to prescribe the product, and our ability to educate physicians with respect to new products;
•the prevalence and severity of any side effects;

•the price of our products, both in absolute terms and relative to alternative treatments;
•impact of past and limitation of future product price increases;
•the extent to which physicians and patients delay visits or writing or filling prescriptions for our products and the extent to which operations of healthcare facilities, including infusion centers, are reduced;
•product labeling or product insert requirements of the FDA or other regulatory authorities;
•the nature of any post-approval risk management plans mandated by regulatory authorities; see “We are subject to additional risks because we import, manufacture, and distribute controlled substances,” and
•acceptance by patients, physicians and applicable specialists.
Any factors preventing or limiting the market acceptance or commercialization of our products could have a material adverse effect on their sales and hence our business, results of operations and financial condition.
Our revenues may decrease or grow at a slower than expected rate due to many factors.
We cannot be assured that our products will be, or will continue to be, accepted in the U.S. or markets outside the U.S. or that we will be able to maintain or increase sales of our products. Factors that may cause revenues from our products to grow at a slower than expected rate, decrease or cease altogether, include, among others:
•the perception of physicians and other members of the healthcare community as to our products’ safety and efficacy relative to that of competing products and the willingness or ability of physicians and other members of the healthcare community to prescribe, dispense and/or administer, and patients to use, our products;
•unfavorable publicity concerning us, our products, similar classes of drugs or the industry generally;
•the cost-effectiveness of our products, the impact of price changes in the market, and the reimbursement policies of government and third-party payors;
•the cost and availability of raw materials necessary for the manufacture of our products;
•the successful manufacture of our products on a timely and cost-effective basis;
•the size of the markets for our products, and patient and physician satisfaction with our products;
•significant changes in the competitive landscape for our products, including any approval of generic versions of our products or other branded products that may compete with our products;
•adverse event information relating to our products or to similar classes of drugs;
•changes to the labels of our products, or of products within the same drug classes, to add significant warnings or restrictions on use;
•our continued ability to engage third parties to package and/or distribute our products on acceptable terms;
•regulatory developments and actions related to the manufacture, commercialization or continued use of our products, including FDA actions such as the issuance of a REMS or warning letter, or conduct of an audit by the FDA or another regulatory authority in which a manufacturing or quality deficiency is identified;
•the extent and effectiveness of the sales, marketing and distribution support for our products, including our licensees’ decisions as to the timing and volume of product orders and shipments, the timing of product launches, and product pricing and discounting;
•disputes with our licensees relating to the use of our technology in, and marketing and sale of, products from which we received, or are currently receiving, manufacturing and/or royalty revenue, and the amounts to be paid with respect to such products;
•exchange rate valuations and fluctuations;
•U.S. and global political changes and/or instability, and any related changes in applicable laws and regulations, that may impact resources and markets for our products; and
•the potential negative impact of current and future healthcare laws and legislation and regulation controlling the conditions of treatment and the distribution of the product including, with respect to OUD treatments, new governmental or regulatory guidelines or policies limiting the prescription of opioids to patients.
We operate in a highly competitive industry, which includes companies with greater resources, including larger R&D and sales organizations, and more experience working with large and diverse product portfolios, than us. The approval and launch of generic or branded products that compete with SUBLOCADE, SUBOXONE Film, SUBOXONE Tablet, and SUBUTEX Tablet could have a material adverse effect on our business, prospects, results of operations and financial condition.
The manufacture and sale of pharmaceuticals are highly competitive. Our competitors may have substantially greater financial, operational and human resources than we do. Companies with more extensive resources and larger research and development expenditures have a greater ability to fund clinical trials and other development work necessary for regulatory applications. There is also a risk that our competitors may launch competing products before we are able to complete all of the regulatory milestones required to launch our own product. Competitors may also have a greater ability to offer higher rebates, discounts, chargebacks or other incentives to gain commercial advantage, and may be more successful than us in acquiring or licensing new products for development and commercialization.
Smaller or earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. If any product that competes with one of our products or product candidates is approved, our sales of that product could decrease, the effect of which would be heightened by our product and geographic concentration, which could have an adverse impact on our business, prospects, results of operations and financial condition.
In addition, many pharmaceutical companies are able to deploy more personnel to market and sell their products than us. Each of our sales representatives is responsible for a territory of significant size. The continued growth of our current products and the launch of any future products may require the expansion of our sales force and sales support organization internationally and we may need to commit significant additional funds, management and other resources to the growth of our field organization. We may not be able to achieve any such necessary growth in a timely or cost-effective manner or at all or realize a positive return on our investment. Likewise, if our R&D organization is not appropriately sized to effectively develop our current pipeline and future pipeline projects, the commercial net present value of our current pipeline and any future pipeline projects may be diminished. This in turn could materially and adversely affect our business prospects, results of operations, and financial position. Critically, investment in a novel asset pipeline is required to ensure the sustainability of Indivior through the launch of new medicines as our existing products face increasing competition through generics and alternatives.

The pharmaceutical and biotechnology industries are also characterized by continuous product development and technological change. Our products could, therefore, be rendered obsolete or uneconomic through the development of new products with unique advantages (including, e.g., new chemical entities that may be safer, more effective or more convenient than our products) or by technological advances in manufacturing or production by our competitors. In particular, several of our branded products face competition from generic products in key markets as well as competition from alternative products or treatments. Among other things, competition could continue to require us to increase further the level of rebates and other offsets to gross revenues, particularly in our U.S. operations, and could impact potential volume growth of any particular product, which could reduce our net revenues and therefore our results of operations in future periods.
Branded Products
The introduction of branded products that compete with our products may lead to a loss of sales of our products and/or a decrease in the price at which our products can be sold. For example, SUBLOCADE is distributed in the U.S., Australia, Canada, Israel, Finland, Germany, New Zealand, and Sweden. However, Camurus, in partnership with Braeburn Pharmaceuticals, Inc., in 2023 obtained FDA approval of its long-acting injectable buprenorphine product which now competes with SUBLOCADE in the U.S. Additionally, we expect that Braeburn may eventually seek approval in Canada. Camurus’ product is already well established in Sweden, Finland, Norway, and Australia, and is available in additional countries. Any of the foregoing competitive developments could have a material adverse effect on our business, prospects, results of operations and financial condition. Among other things, developments of this nature have in the past, and could in the future, require the Group to increase further the level of rebates and other offsets to gross revenues, particularly in its U.S. operations, as well as impact potential volume growth of any affected products, which, in turn, could reduce net revenues and, therefore, its results in future periods.
Similarly, OPVEE (nalmefene) nasal spray competes against branded and generic naloxone nasal sprays, including Narcan® (naloxone HCI) Nasal Spray 4 mg (which is available without a prescription), along with 4 mg naloxone generic equivalents, and Kloxxado® (naloxone HCI) Nasal Spray 8 mg, as well as naloxone or nalmefene administered by syringe.
Generic Products
The introduction of generic products typically leads to a loss of sales of the branded product and/or a decrease in the price at which branded products can be sold, particularly when there is more than one generic product available in the market. In addition, legislation enacted in the U.S. allows for the dispensing of generic products and, in some instances, the dispensing of generic products rather than branded products may be required (in the absence of specific instructions from the prescribing physician). If we fail to obtain or maintain adequate patent protection, we may not be able to prevent third parties from launching generic or biosimilar versions of SUBLOCADE and/or PERSERIS.
Our SUBOXONE Film product already faces four generic competitors in the U.S. We are aware of one competitor that has received FDA approval but is unable to enter the market until 2025, and another with an application pending before the FDA. We have seen our market share of film decline from greater than 50% in 2018 to an average share of 19% during 2023 and expect further declines if other competing products become available or if existing participants choose to disrupt the market in line with industry analogs. Additionally, we no longer promote SUBOXONE Film in the U.S. and no longer sell or market our SUBUTEX Tablets and SUBOXONE Tablets in the U.S. We generally face generic competition globally for these products. For a detailed discussion of the competition that we face with respect to our current marketed products, technology platforms and product indications, please see the section entitled “Competition” in “Item 4. Information on the Company—B. Business Overview” in this annual report. If we are unable to compete successfully in this highly competitive industry, our business, financial condition, cash flows and results of operations could be materially adversely affected.

Most of our pharmaceutical pipeline relies on collaborations with third parties, which may adversely affect the development and sale of our products.
We depend on alliances with other companies, including pharmaceutical and biotechnology companies, vendors and service providers, for the development of a portion of the products in our pharmaceutical pipeline and for the commercialization and sales of certain of our commercial products. For example, we have collaborations with third parties under which we share development rights, obligations and costs and/or commercial rights and obligations. See “Item 4. Information on the Company—B. Business Overview Background—5. Pipeline.”
Our agreements with development partners typically require substantial up-front investments, potential milestone or option payments, and royalties on net sales to the development partner. For example, through our agreements with multiple collaboration partners, we have aggregate potential financial obligations of up to approximately $344 million upon the completion of all development milestones and additional potential financial obligations of an aggregate of $721 million if all sales milestones are met. Development milestones generally are payable upon the attainment of certain milestones towards and including the approval of a new product and by definition would be triggered if at all prior to the sale of such products. Sales milestones are payable upon the attainment of specified commercial sales levels. See also “Item 10. Additional Information—C. Material Contracts,” for additional details regarding these collaboration agreements. Similarly, we have potential obligations of up to $68 million in connection with a Contingent Value Agreement entered into in connection with the acquisition of Opiant Pharmaceuticals, Inc., a Delaware corporation (“Opiant”) based upon future sales of OPVEE reaching certain levels. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources,” at the caption “CVR Agreement.” While these payments, if triggered, would require substantial resources, at the same time they reflect increased value of products or potential products as development or sales milestones are attained.
Also, failures by these parties to meet their contractual, regulatory, or other obligations to us or any disruption in the relationships between us and these third parties, could have a material adverse effect on our pharmaceutical pipeline and business. In addition, our collaborative relationships for R&D and/or commercialization and sales often extend for many years and have given, and may in the future give, rise to disputes regarding the relative rights, obligations and revenues of us and our collaboration partners, including the ownership or prosecution of intellectual property and associated rights and obligations. This could result in the loss of intellectual property rights or protection, delay the development and sale of potential pharmaceutical products, affect the effective sale and delivery of our commercialized products and lead to lengthy and expensive litigation, administrative proceedings or arbitration.
There is also a trend in the specialty pharmaceutical industry of seeking to “outsource” drug development by acquiring companies with promising drug candidates. We face substantial competition from historically innovative companies, as well as companies with greater financial resources than us, for such acquisition targets.
See also “If we fail to develop or acquire other new products or compounds for development, our business, prospects, results of operations and financial condition could be materially adversely affected.”
Clinical trials for the development of products, including our key pipeline products, may be unsuccessful and our product candidates may not receive authorization for manufacture and sale.
Before obtaining regulatory approvals for the commercial sale of each product under development, we must demonstrate, through pre-clinical, clinical and other studies, that the product is safe and effective for the claimed use or uses, and also demonstrate that the product is of appropriate quality. No assurance can be provided that a clinical study will demonstrate that a particular product candidate safely provided hypothesized benefits.
Our lead development products are: AEF0117(synthetic CB1 specific signaling inhibitor) which is currently undergoing a Phase 2b study; INDV-2000 (selective orexin-1 receptor antagonist) for which two

Phase 1 clinical trials (single and multiple ascending dose studies) have been completed and for which we expect to initiate a clinical Phase 2 proof-of-concept study in the second quarter of 2024; and INDV-6001 (buprenorphine based long-acting injectable) for which we plan on commencing a Phase 2 clinical trial later in 2024. Additionally, INDV-1000 (Selective GABAb positive allosteric modulator), INDV-5004 (drinabant injection for acute cannabinoid overdose) and CT-102 (prescription digital therapeutic to treat OUD) are in the pre-clinical stage.
However, the results from early clinical trials may not be indicative of results obtained in later and larger clinical trials, and therefore these product candidates may fail to show the desired safety and efficacy in later clinical trials despite having progressed successfully through initial clinical testing. In that case, the FDA or the equivalent regulatory authority in jurisdictions outside the U.S. may determine that our data are not sufficiently compelling to warrant marketing approval and may require us to engage in additional clinical trials or provide further analysis which may be costly and time-consuming and substantially delay the receipt of such regulatory approval (which may delay the launch of any potential product).
Also, the development process takes many years and can be very expensive. The number and duration of pre-clinical studies and clinical trials that are required vary depending on the product candidate, the indication being evaluated, the trial results and the regulations applicable to the particular product candidate. Such clinical and other studies can be delayed or halted for a variety of reasons, including:
•challenges in identifying clinical development pathways, including appropriate clinical trial protocol design, particularly where there is no regulatory precedent;
•delays or failures in obtaining regulatory authorization to commence a trial because of safety concerns of regulators relating to our product candidates or similar product candidates of our competitors or failure to follow regulatory guidelines;
•delays or failures in obtaining clinical materials and sufficient quantities of the product candidate for use in trials;
•delays or failures in reaching an agreement on acceptable terms with prospective study sites;
•delays or failures in obtaining approval of our clinical trial protocol from an institutional review board or ethics committees to conduct a clinical trial at a prospective study site;
•delays in identifying, recruiting, or enrolling patients to participate in a clinical trial;
•failure of clinical investigators to comply with FDA and other regulatory agencies’ good clinical practice (“GCP”) requirements;
•unforeseen safety issues, including negative results from ongoing pre-clinical studies and adverse events associated with product candidates;
•inability to monitor patients at multiple study sites adequately during or after treatment;
•disagreements with collaborative partners on the planning and execution of product development; or
•insufficient funds to complete the trials.
For example, regulatory approval to conduct clinical studies of one of our product candidates for one of our non-opioid OUD treatments was delayed due to a clinical hold originating with FDA’s concerns related to a third-party’s product, rather than our own product.

Many companies in the pharmaceutical industry have suffered significant setbacks in drug development and there can be no guarantee that FDA approval will ultimately be obtained for any given product.
Further, the COVID-19 pandemic caused certain delays in the execution of our internal and third-party clinical and/or chemistry, manufacturing and controls (CMC) studies such as patient enrollments in clinical trials and CMC operations. If similar or more severe pandemics were to occur in the future, we could experience more significant disruptions to our clinical development programs.
We rely on third parties to conduct our clinical trials, and if they do not properly and successfully perform their legal and regulatory obligations, as well as their contractual obligations to us, we may not be able to obtain regulatory approvals for our product candidates within the timeframes currently envisaged, or at all and may be exposed to regulatory sanctions.
We rely on contract research organizations and other third parties to assist in designing, managing, monitoring and otherwise carrying out our clinical trials, including with respect to site selection, contract negotiation and data management. We do not control these third parties and, as a result, may not be able to prevent delays, interruptions, or other issues with respect to the clinical trials conducted by such third parties. They may fail to perform their contractual duties, comply with regulations or meet expected deadlines. If we, contract research organizations, our clinical investigators, or other third parties assisting us or our study sites fail to comply with applicable GCP requirements, the clinical data generated in the relevant clinical trials may be deemed unreliable and the FDA or its non-U.S. counterparts may require us to perform additional clinical trials before approving our marketing applications.
In addition, clinical trials must be conducted with products manufactured, labeled and supplied under the FDA’s and non-U.S. regulatory agencies’ current good manufacturing practices (“cGMP”) regulations and in strict compliance with local regulatory requirements (e.g., compliance with Investigational New Drug (IND) application in the U.S., Clinical Trial Application (CTA) in Europe, etc.). Our failure, or the failure of third parties conducting clinical trials on our behalf, to comply with these regulations may require us to repeat or redesign clinical trials, which would delay the regulatory approval process or expose us to regulatory sanctions.
If our clinical trials do not meet regulatory requirements, or if the third parties conducting our clinical trials need to be replaced, our clinical trials may be extended, delayed, suspended or terminated. In addition, any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trials, and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely. If any of these events occur, we may not be able to obtain regulatory approval for our product candidates or succeed in our efforts to create approved line extensions for our existing products or generate additional useful clinical data in support of these products, which would adversely affect our business, prospects, results of operations and financial condition.
Revenues generated by sales of our products depend on the availability from third-party payors for reimbursement for our products and the extent of cost-sharing arrangements for patients (e.g., patient co-payment, co-insurance, deductible obligations) and cost-control measures imposed, and any reductions in payment rate or reimbursement or increases in our or in patients’ financial obligation to payors could result in decreased sales of our products and/or decreased revenues.
In both U.S. and non-U.S. markets, sales of our products depend, in part, on the availability of reimbursement from third-party payors such as state and federal governments, including Medicare and Medicaid in the U.S. and similar programs in other countries, managed care providers and private insurance plans. Deterioration in the timeliness, certainty and amount of reimbursement for our products, the existence of barriers to coverage of our products, increases in our financial obligation to payors, including government payors, limitations by healthcare providers on how much, or under what circumstances, they will prescribe or administer our products or unwillingness by patients to pay any required co-payments, or deductible amounts, could reduce the use of, and revenues generated from, our products and could have a material adverse effect on our business, financial condition, cash flows and results of operations.
For example, in the U.S. market, when generic versions of a product are available, payors may impose access restrictions on the branded product, such as requiring prior authorization, imposing high patient co-pays, or precluding coverage altogether. In some cases, similar restrictions might apply when a therapeutic alternative is available. In addition, when a new product is approved, the availability of government and private reimbursement, any applicable coverage restrictions and the amount of reimbursement are all uncertain. The prices for certain of our products, when commercialized, may be high compared to other pharmaceutical products. As a result, we may encounter difficulty in obtaining satisfactory pricing and reimbursement for our new products. The failure to obtain and maintain pricing and reimbursement at satisfactory levels for our products may adversely affect our results of operations and prospects.
In the U.S., federal and state legislatures, health agencies and third-party payors continue to focus on containing the cost of healthcare, including by comparing the effectiveness, benefits and costs of similar treatments. Any adverse findings for our products may reduce the extent of reimbursement for our products. Economic pressure on state budgets may also result in states increasingly seeking to limit coverage or payment for drugs, including but not limited to price control initiatives, discounts and other pricing-related actions. Over the past several years, several states have enacted drug pricing transparency laws that require companies to report on drug price increases and justify how drug prices were set, and we expect additional state or federal drug pricing initiatives to be proposed and enacted in the future. In addition, state Medicaid programs are increasingly requesting that manufacturers pay supplemental rebates and require prior authorization by the state program for use of any drug. Managed care organizations continue to seek price discounts and, in some cases, impose restrictions on the coverage of particular drugs. Government efforts to reduce Medicaid expenses may lead to increased use of managed care organizations by Medicaid programs, which may in turn result in managed care organizations influencing prescription decisions for a larger segment of the population and a corresponding constraint on prices and reimbursement for our products. Further, the Inflation Reduction Act of 2022, or IRA, which, among other things, requires the HHS Secretary to negotiate, with respect to Medicare units and subject to a specified cap, the price of a set number of certain high-spend drugs and biologicals per year starting in 2026, penalizes manufacturers of certain Medicare Parts B and D drugs for price increases above inflation, and makes several changes to the Medicare Part D benefit, including a limit on annual out-of-pocket costs, and a change in manufacturer liability under the program that could negatively affect us. Congress and the Biden Administration continue to examine various policy proposals that may result in pressure on the prices of prescription drugs in government health programs.
We may also be adversely affected by disenrollments from government benefit programs such as Medicaid. At the start of the pandemic, Congress enacted the Families First Coronavirus Response Act (FFCRA), which included a requirement that Medicaid programs keep people continuously enrolled through the end of the COVID-19 public health emergency (PHE), in exchange for enhanced federal funding. Primarily due to the continuous enrollment provision, Medicaid enrollment grew substantially compared to before the pandemic and the uninsured rate has dropped. However, as part of the Consolidated Appropriations Act (CAA), signed into law in December 2022, Congress de-linked the continuous enrollment provision from the PHE thus ending continuous enrollment on March 31, 2023. During the unwinding of the continuous enrollment provision, millions of people are expected to lose Medicaid which could reverse recent gains in coverage, though not everyone who loses Medicaid will become uninsured and some persons will be eligible for re-enrollment. States began disenrolling people from Medicaid in different months, with some states began disenrollments in April 2023, others in May or June, and even July or later for some states.
In addition, the outcome or settlement of litigation could impact the practices of healthcare providers and patients, and the policies and practices of third-party payors, including Medicare, Medicaid, managed care providers and private insurance plans. For example, the Group has been named as a defendant in a federal multi-district opioid litigation. The litigation and negative media attention may cause wholesalers to refrain from purchasing buprenorphine products from us, and may cause other business partners to decline to do business with us, which in turn could materially and adversely affect our business and financial condition.
In Europe and many other countries, government-sponsored healthcare systems are the primary payors for healthcare expenditures, including payment for drugs. We expect that these countries will continue to act to reduce expenditure on drugs, including mandatory price reductions, patient access restrictions, suspensions of price increases, increased mandatory discounts or rebates, preference for generic products, reduction in the amount of reimbursement and greater importation of drugs from lower-cost countries. Any such cost-control measures would likely reduce our revenues. In addition, certain countries set prices by reference to the prices in other countries where our products are marketed. Thus, the inability to secure adequate prices in a particular country may not only limit the marketing of products within that country, but may also adversely affect the ability to obtain acceptable prices in other markets.
There can be no assurance that our products will obtain favorable reimbursement status in any country. The failure to obtain and maintain reimbursement, or an adequate level of reimbursement, for our products may have a material adverse effect on our business, prospects, results of operations and financial condition.
See also “The pharmaceutical sector is facing increased government scrutiny from competition and pricing authorities around the world, and any failure to comply, may expose us to significant damages and commercial restrictions that can materially and adversely affect our business.”
The clinical study or commercial use of our products may cause unintended side effects or adverse reactions, or incidents of misuse may occur, which could adversely affect our products, business and share price.
The administration of drugs to humans carries the inherent risk of product liability claims whether or not the drugs are actually the cause of an injury. Our products may cause, or may be perceived to have caused, injury or dangerous drug interactions or may produce undesirable or unintended side effects, and we may not learn about or understand those effects until the products have been administered to study participants or patients for a prolonged period of time. Additionally, incidents of product misuse may occur. We cannot be certain that the clinical or commercial use of our products will not produce undesirable or unintended side effects that have not been evident in the use of, or in clinical trials conducted for, such products to date.
For example, the Group has been named as a defendant in more than 30 lawsuits that have been consolidated into a multi-district litigation in the Northern District of Ohio (see In Re Suboxone (Buprenorphine/Naloxone) Film Products Liability Litigation) in which individual plaintiffs claim that Suboxone caused them to suffer dental cavities, tooth loss, or other damage to their teeth. The plaintiffs generally allege that the Group failed to properly warn physicians of the risk of dental injury, and further allege that Suboxone products were defectively designed. The plaintiffs generally seek compensatory damages, as well as punitive damages and attorneys’ fees and costs. Product liability cases such as these typically involve issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual, provable injury and other matters. These cases are in their preliminary stages. These cases followed a January 2022 FDA warning about dental problems associated with buprenorphine medicines dissolved in the mouth to treat opioid use disorder. The FDA added a requirement that all manufacturers of these products provide a warning in their prescribing label and their patient Medication Guide. See “The FDA, the DEA, or other regulatory agencies may impose limitations or post-approval requirements on approvals for our products” below.
These events, among others, could result in product recalls or additional regulatory controls (including additional regulatory scrutiny, a REMS and requirements for additional labeling) or product liability claims.

Our product liability insurance coverage may be inadequate to satisfy liabilities that arise, we may be unable to obtain adequate coverage at an acceptable cost or at all or our insurer may disclaim coverage as to a current or future claim. This could prevent or limit the development or commercialization of our products. In addition, the reporting of adverse safety events involving our products, including instances of product misuse, and public rumors about such events could cause our product sales or share price to decline or experience periods of volatility. These types of events could have a material adverse effect on our business, financial condition, cash flows and results of operations.
We use hazardous materials in our manufacturing facilities, and any claims relating to the improper handling, storage, release or disposal of these materials could be time-consuming and expensive.
Our operations are subject to complex and increasingly stringent environmental, health and safety laws and regulations in the countries where we operate and, in particular, in the U.K. and U.S. where we have manufacturing and R&D facilities. The costs of compliance with environmental, health and safety laws and regulations are significant. If an accident or contamination involving pollutants or hazardous substances occurs, an injured party could seek to hold us liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance with sufficient coverage on acceptable terms, or at all. Costs, damages and/or fines may result from the presence, investigation and remediation of such contamination at properties currently or formerly owned, leased or operated by us or at off-site locations, including where we have arranged for the disposal of hazardous substances or waste. In addition, we may be subject to third-party claims, including for natural resource damages, personal injury and property damage, in connection with such contamination, or in some cases for contamination or pollutants at properties we own caused by prior owners. We have developed and implemented a proprietary risk mitigation program to preemptively identify and address environmental, health, safety and security risks; however, there can be no assurance that a violation of current or future environmental, health or safety laws or regulations will not occur. Any violations, even if inadvertent or accidental, or the cost of compliance with any resulting order, fine or liability that may be imposed, could materially adversely affect our business, financial condition, cash flows and results of operations.
We face additional risks as a manufacturer that manufactures pharmaceutical products for others and, in the future, for ourselves.
With the recent purchase of our Raleigh, North Carolina manufacturing facility, we assumed obligations to manufacture drugs and other products for third parties. We purchased the Raleigh facility with a view towards eventually manufacturing some of our products there in order to ensure supply security. There may also be potential to improve manufacturing costs. However, before doing so, we will need to (i) perform our obligation under existing contracts and meet related regulatory requirements with respect to those products, and (ii) invest in additional capital equipment and testing before we can secure our long-term supply. As a result, we face additional risks, and the risks discussed in this report may apply to both our business as well as our activities as a contract manufacturer of products for others.
a. Onerous contracts. In connection with our acquisition of the Raleigh facility, the Group assumed onerous contracts and carries a provision of $28 million (See Note 19). The facility continues to manufacture products for customers based on the terms of contracts that existed pre-acquisition and the expected costs to fulfill these contracts are in excess of the economic benefits expected to be received by the Group. The minimum performance period in the onerous contracts ends on various dates through the end of 2025 and the provision is recorded at its discounted value, using a market rate at the time of the transaction determined to be 7.6%. Our actual losses on these contracts may be greater if our estimates and assumptions prove incorrect.
b.Expected operating losses. In addition to the provision of $28 million which we recognized at the time of acquisition, we expect to incur incremental operating costs over the next 2 years for items such as depreciation of excess capacity, incremental compensation expense from additional headcount, and incremental information technology and other expenses to bring the Raleigh facility onto our systems.
c.Expected investment in capital equipment. In order to produce Indivior products at the Raleigh facility, we will need to invest in the build-out of an aseptic syringe filling suite with supporting manufacturing process equipment and warehouse expansion that will need to be qualified, followed by the technology transfer of our manufacturing process to be validated for regulatory approval. We expect these activities to cost approximately $50 million and take approximately 3 years before approval by the FDA. Any changes to our cost estimates or delays in obtaining regulatory approval of our manufacturing site may increase our expenses or delay our ability to manufacture our own products at the Raleigh facility and correspondingly delay expected cost savings.
d.Quality Control and Product Safety. As a manufacturer of pharmaceutical products for third parties, we are responsible for ensuring the quality, safety, and efficacy of the pharmaceutical products we manufacture. Any deviations from quality standards or safety concerns could result in FDA enforcement actions, product recalls, legal liabilities, damage to our reputation, and financial losses.
e.Product Liability and Litigation. The pharmaceutical industry is susceptible to product liability claims and lawsuits. Any adverse events, side effects, or alleged defects in the pharmaceutical products we manufacture could result in litigation, regulatory actions, and financial liabilities.
f.Data Integrity and Record Keeping. Accurate and compliant recordkeeping is crucial in the pharmaceutical industry. Any issues related to data integrity or recordkeeping practices may result in regulatory actions, warning letters, or sanctions by the FDA.
g.Regulatory Changes and Uncertainties. Our operations are subject to evolving regulatory requirements, policies, and interpretations by the FDA. Changes in regulations or guidelines could require us to modify our manufacturing processes, quality control measures, or documentation practices, which may result in additional costs or delays.
h.FDA Inspections and Audits. We are regularly subject to inspections and audits of our manufacturing facilities by the FDA and other regulators to assess compliance with current Good Manufacturing Practices (cGMPs) and other regulatory standards. Any deficiencies or non-compliance identified during these inspections could lead to warning letters, import bans, product recalls, or delays in approvals, which could adversely affect our business and reputation.
i.Ability to Secure Supply. Whether we can achieve our goals of enhancing supply securing will depend on whether we can successfully integrate the Raleigh facility and its workforce into our operations, our ability to install, validate, and secure FDA approval of a new manufacturing line, and our ability to operate the facility efficiently.
If we fail to develop or acquire other new products or compounds for development, our business, prospects, results of operations and financial condition could be materially adversely affected.
A key element of our long-term strategy is to develop or acquire and commercialize a portfolio of other products or product candidates in addition to our current products, through business or product acquisitions. Because we dedicate only a small portion of our own resources towards proprietary drug discovery, the success of this strategy depends in large part upon the combination of our regulatory, development and commercial capabilities and expertise and our ability to identify, select and acquire approved or clinically enabled product candidates for therapeutic indications that complement or augment our current products, or that otherwise fit into our development or strategic plans on terms that are acceptable to us. For example,
•In June 2021, we acquired an exclusive option for AEF0117, a synthetic CB1-specific signaling inhibitor designed to treat cannabis-related disorders, from the French company Aelis Farma.

•We are developing INDV-6001 (buprenorphine-based long-acting injectable) for the treatment of OUD in collaboration with Alar Pharmaceuticals Inc.
•We are developing INDV-2000 (Selective Orexin-1 Receptor Antagonist), a non-opioid treatment for moderate to severe opioid use disorder.
•We are developing INDV-1000 (Selective GABAb Positive Allosteric Modulator) for the treatment of alcohol use disorder in collaboration with ADDEX therapeutics.
•In 2023, we completed the acquisition of Opiant, a specialty pharmaceutical company developing medicines for addictions and drug overdose. In addition to OPVEE (nalmefene) nasal spray, which the FDA approved on May 22, 2023, Opiant’s pipeline included a medicine in development for acute cannabinoid overdose.
•We are developing CT-102 (digital therapeutic) for the treatment of OUD in collaboration with Click Therapeutics.
See “Item 4. Information on the Company—B. Business Overview Background—5. Pipeline,” for more information.
Identifying, selecting and acquiring promising products or product candidates requires substantial technical, financial and human resources expertise. Efforts to do so may not result in the actual acquisition or license of a particular product or product candidate, potentially resulting in a diversion of our management’s time and the expenditure of our resources with no resulting benefit. In addition, we face substantial competition from historically innovative companies, as well as companies with greater financial resources than us, for such acquisition targets. If we are unable to identify, select and acquire suitable products or product candidates from third parties or acquire businesses at valuations and on other terms acceptable to us, or if we are unable to raise the capital required to acquire businesses or new products, our business and prospects will be limited.
In addition, any growth through business development will depend upon us identifying and obtaining product candidates, our ability to develop those product candidates and the availability of funding to acquire, complete the development of, obtain regulatory approval for and commercialize these product candidates. Doing so is complex and we may not be able to successfully manage the risks or other anticipated and unanticipated problems in connection with an acquisition or in-licensing, and may not be able to realize the anticipated benefits of any acquisition or in-licensing for a variety of reasons, including the possibility that a product candidate proves not to be safe or effective in later clinical trials, a product fails to reach its forecast commercial potential or the integration of a product or product candidate gives rise to unforeseen difficulties and expenditures. It is common for multiple products and product candidates to be evaluated for the same indication by multiple parties at the same time, and we cannot predict whether the expected commercial potential for our products will come to fruition. Any failure in identifying and managing these risks and uncertainties effectively would have a material adverse effect on our business, prospects, results of operations and financial condition.
Moreover, any product candidate we acquire may require additional, time-consuming development or regulatory efforts prior to commercial sale or prior to expansion into other indications, including pre-clinical studies if applicable, and extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to the risk of failure that is inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and/or effective for approval by regulatory authorities. In addition, we cannot assure that any such products that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective or desired than other commercially available alternatives. Any failure in identifying and managing these risks and uncertainties effectively would have a material adverse effect on our business, prospects, results of operations and financial condition, and any unsuccessful effort may require us to write down prior investments.

See also “We receive substantial revenue from our key proprietary products and our success depends on our ability to successfully commercialize new products.”
Acquisitions, partnerships, joint ventures, dispositions, and other business combinations or strategic transactions involve several inherent risks, any of which could result in the benefits anticipated not being realized and could have an adverse effect on our business, financial condition, and results of operations.
Acquisitions are an important part of our growth model and we regularly consider and enter into strategic transactions, including mergers, acquisitions, investments and other growth, market and geographic expansion strategies, with the expectation that these transactions will result in increases in sales, cost savings, synergies and various other benefits. For example, in March 2023 we acquired Opiant Pharmaceuticals in exchange for $146 million in cash and potential future payments of up to $68 million upon the completion of certain sales milestones pursuant to a contingent value rights agreement. See “Item 4. Information on the Company—A. History and Development of the Company—Note 18. Acquisition of Opiant.” We made a number of other acquisitions in 2023.
In the future, our ability to acquire additional companies or products synergistic with our current businesses may be limited by antitrust regulators who may be particularly vigilant in our markets because we serve at-risk populations and because we already market several products in the space.
We may fail to realize anticipated benefits from such transactions or partnerships, or any future ones, we may be exposed to additional liabilities or compliance violations of any acquired business or joint venture and we may be exposed to litigation in connection with any transaction. Furthermore, we may have trouble identifying suitable acquisition targets in the future. Our ability to deliver the expected benefits from any strategic transactions is subject to numerous uncertainties and risks, including our acquisition assumptions; our ability to integrate personnel, labor models, financial, supply chain and logistics, IT and other systems successfully; disruption of our ongoing business and diversion of management time; the need to hire additional management and other critical personnel; and increasing the scope, geographic diversity and complexity of our operations.
In addition, the integration of acquired businesses may create complexity in our financial systems and internal controls and make them more difficult to manage or cause us to fail to meet our financial reporting obligations. Any impairment of goodwill or other assets acquired in a strategic transaction or charges to earnings associated with any strategic transaction as well as any failure by the acquired business to produce the expected margins or cash flows, may materially reduce our profitability. Furthermore, we may finance these strategic transactions by incurring additional debt or raising equity, which could increase leverage or impact our ability to access capital in the future.
We may be subject to adverse public opinion.
The pharmaceutical industry is frequently subject to adverse publicity on many topics, including product recalls and research and discovery methods, as well as political controversy over pharmaceutical pricing, and the impact of novel techniques and therapies on humans, animals, and the environment, among others. We manufacture and market buprenorphine-based medications for the treatment of moderate-to-severe opioid use disorder. Negative publicity about us or our products, or about the industry as a whole, may adversely affect our corporate reputation, which could impact our operations, impair our ability to gain market acceptance for our products or lead to government intervention, which in turn could have an adverse impact on our business, prospects, results of operations and financial condition.

For example, our 2020 settlement with the DOJ created substantial adverse publicity and may have made it more difficult for some to distinguish our company, which works to address the opioid crisis, from those companies that created or exacerbated the opioid crisis. See “Item 4: Information on the Company—A. History and Development of the Company.” In announcing the settlement, the DOJ made a point to note that our medicines are opioids:
Suboxone is a drug product approved for use by recovering opioid addicts to avoid or reduce withdrawal symptoms while they undergo treatment for opioid-use disorder. Suboxone contains buprenorphine, a powerful opioid. “Combatting the opioid crisis is a Department of Justice priority,” said Principal Deputy Associate Attorney General Claire M. Murray. “Today’s announced resolution and related actions hold accountable entities and individuals that unlawfully marketed opioid-addiction products.”
This and other potential adverse publicity may reduce the willingness of third parties to do business with us, including credit providers and other investors, technology licensors, advocacy organizations, or potential employees, and may harm our ability to engage with policymakers on public policy issues critical to our business. For instance, in recent years, some state and federal officials were unwilling to meet with us to discuss policy issues while we were under government investigation, as were some third party groups.
Failure to retain key personnel or attract new personnel could have an adverse effect on us.
We rely upon several key executives and employees who have an in-depth and long-term understanding of the industry and the disease space and our technologies, products, programs, collaborative relationships and strategic goals. Key personnel include experienced employees with specific expertise and the ability to compliantly interact with healthcare providers, key opinion leaders, and key decision makers across the healthcare industry.
In particular, we must compete with other pharmaceutical and life sciences companies to recruit, hire, train and retain sales and marketing personnel as well as research and development personnel. Competition for such personnel in the pharmaceutical and biotechnology industries is intense, and there can be no assurance that we will be able to recruit or retain such personnel. If our sales force and sales organization are not appropriately sized to promote any current or potential future products adequately, the commercial potential of our current products and any future products may be diminished. The inability to recruit, hire, train and retain research and development personnel could negatively affect our ability to formulate and develop new products.
We do not carry “key person” insurance. The loss of the services of any of our key executives or employees could delay or prevent the successful completion of some of our vital activities. Any employee may terminate his or her employment at any time without notice or with only short notice and without cause or good reason. The resulting loss of institutional knowledge may have a material adverse effect on our operations and future growth.
The current industry-wide challenging labor environment may have a potential negative impact on the Group’s attrition rate and its ability to recruit for certain key positions in some geographies. We have attempted to mitigate this by establishing various tools, including development, performance management and reward programs, to develop, retain, and recruit key personnel, but there can be no assurance that we will be successful.
As a result of the above factors, any failure to retain key personnel or attract new personnel could have a material adverse effect on our business, prospects, results of operations and financial condition.

Risks Related to Intellectual Property
We may incur substantial costs as a result of litigation or other proceedings relating to patents and other intellectual property rights, and we may be unable to protect our rights to, or commercialize our products.
Litigation and other similar proceedings, such as inter partes reviews in the U.S. (which are initiated by third parties to challenge the validity of a patent) relating to infringement, validity or misappropriation of patent and other intellectual property rights in the pharmaceutical and life sciences industry are common. We may receive notifications of challenges to the validity of our patents or alleged infringement of patents owned by third parties. For example, we incurred significant costs in connection with the ANDA proceedings relating to SUBOXONE Film in the U.S. from 2013 through 2023. If we choose to go to court to prevent a third party from infringing our patents, our licensed patents or our partners’ patents (where we have the right to do so), that allegedly infringing third-party has the right to ask the court to rule that these patents are invalid and/or should not be enforced against that third-party.
Separately, other third parties may allege that patents on our other products or product candidates are not valid. These lawsuits are expensive and, as with the SUBOXONE ANDA litigation, could cost the Group several million dollars per year, and time-consuming, even if we are ultimately successful in stopping the infringement of these patents. In addition, there is a risk that a court will decide that these patents are not valid or not infringed and that we do not have the right to prevent the other party from using the patented subject matter. There can be no assurance that these, or other litigation that we may file in the future, will be successful in preventing the infringement of our patents, that we will be able to successfully defend the validity of our patents, that any such litigation will be cost-effective, or that the litigation will have a satisfactory result for us. In addition, such litigation diverts the attention of management and development personnel. Failure to stop infringement of our patents or an unsatisfactory result in litigation would adversely affect our business and results of operations.
Additionally, when enforcing such patents, we risk being subject to potential liability as a result of counterclaims and related damages, among other things. For example, Dr. Reddy’s Laboratories (“DRL”) and Alvogen pursued claims for wrongful injunction damages, and further asserted antitrust counterclaims against the Group, after the Group sought to enforce particular patent claims against DRL and Alvogen. The Group reached settlements with DRL and Alvogen in 2022 and 2023, respectively. See “Item 18. Financial Statements—Audited Consolidated Financial Statements— Note 19. Provision and Other Liabilities.”
A third-party may claim that we or our manufacturing or commercialization partners are using inventions covered by the third-party’s patent rights, or that we or such partners are infringing, misappropriating or otherwise violating other intellectual property rights, and may go to court to stop us from engaging in our ordinary course operations and activities, including manufacturing or selling our products. There is a risk that a court could decide that we or our partners are infringing, misappropriating or otherwise violating third-party patents or other intellectual property rights, which could have a material adverse effect on our business and results of operations. In addition, such litigation diverts the attention of management and development personnel.
We may initiate or defend legal proceedings relating to our patents alongside a collaborator or third-party with an interest or right in the relevant patents. In this scenario, our strategy for asserting or defending our rights might be impacted by that of our co-claimant or co-defendant which, in turn, may have an adverse impact on our existing commercial relationship.
In the pharmaceutical and life sciences industry, like other industries, it is not always clear to industry participants, including the Group, which patents cover various types of products or methods. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid or unenforceable, which we may not be able to do, and which could in turn result in our being required to pay substantial sums. These sums potentially include damages, legal fees, and increased damages if we are found to have infringed such rights willfully. Further, if a patent infringement suit is brought against us, our research, development, manufacturing, or sales activities relating to the product or product candidate that is the subject of the suit may be delayed, materially affected, or terminated by the grant of an injunction against us.
We cannot be certain that others have not filed patent applications for inventions covered by our licensors’ or our issued patents or pending applications, or that we or our licensors were the first inventors. Our competitors may have filed, and may in the future file, patent applications covering subject matter similar to those of the Group. Any such patent application may have priority over our or our licensors’ patents or applications and could further require us to obtain rights to patent rights covering such subject matter. In the U.S., if another party has filed a patent application on inventions similar to those of the Group, we may have to participate in an interference or deviation proceeding declared by the USPTO to determine the priority of invention in the U.S. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our U.S. patent position with respect to such inventions.
As a result of patent infringement claims, or in order to avoid potential infringement claims, we or our collaborators may choose to seek, or be required to seek, a license from the third-party, which would be likely to include a requirement to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which would potentially give our competitors access to the same intellectual property rights. If we are unable to enter into a license on acceptable terms, we, or our collaborators, could be prevented from commercializing one or more of our product candidates, or forced to modify such product candidates, or cease some aspect of our business operations, which could adversely affect our business, prospects, results of operations or financial condition.
The cost to us of any patent litigation or other proceedings, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of complex patent and other intellectual property litigation more effectively than we can because they have substantially greater resources than the Group. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue its operations.
Any of the foregoing could have a material adverse effect on our business, prospects, results of operations and financial condition.
We may not be able to protect our intellectual property rights throughout the world which could have an adverse effect on our business, results of operations and financial condition.
Filing, prosecuting and defending patents relating to all of our product candidates and technologies throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and further, may export otherwise infringing products to territories where we have patent protection but where enforcement is more difficult. These products may compete with our future products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert efforts and attention from other aspects of our business, which could adversely affect our operations and financial condition. Moreover, our patent rights can be challenged in post-grant or inter partes review. For example, our patents for SUBLOCADE were challenged in the EU patent office under two separate European opposition proceedings. However, both of those proceedings were dismissed.
Failure to obtain and maintain patents and protect other proprietary rights, including in-licenses of such rights from third parties, may adversely affect us.
Our success depends, in large part, on our ability to obtain and maintain patent and other intellectual property protection, particularly for our drug, compound, product, delivery, formulation and methods of treatment technologies and associated manufacturing processes in relation to both our products and our product candidates. The process of obtaining patents can be lengthy and expensive. We own, or in-license, several patent rights in the U.S. and other countries covering certain products and have also developed brand names and trademarks for other products. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and future products are covered by valid and enforceable patents or are effectively maintained as trade secrets or confidential information within the Group. Our existing patents, and any future patents we obtain, may not be sufficiently broad to prevent others from using our technologies or from developing competing products and technologies. If third parties disclose or misappropriate our proprietary rights, it may materially and adversely impact our business, prospects, results of operations and financial condition. Moreover, our ability to obtain and enforce patents and other proprietary rights is critical to our business strategy and success.
The patent positions of many pharmaceutical and life sciences companies are highly uncertain and involve complex legal and factual questions. In some cases, the legal principles that apply to these cases may be changing or unresolved. As a result, the validity and enforceability of our patents cannot be predicted with certainty. In addition, we cannot guarantee that:
•we were the first to make the inventions covered by each of our issued patents and pending patent applications;
•we were the first to file patent applications for these inventions;
•patents will be granted in connection with any of our currently pending or future applications;
•other companies will not independently develop similar or alternative technologies or duplicate any of our technologies by inventing around our claims;
•a third-party will not challenge our proprietary rights, and if challenged that a court will hold that our patents are valid and enforceable;
•any patents issued to us or our collaboration partners will cover our products as ultimately developed, or provide us with any competitive advantages, or will not be challenged by third parties;
•we will develop additional proprietary technologies that are patentable; or
•the patents of others will not have an adverse effect on our business.
We also rely on trade secrets and other unpatented confidential information to maintain our competitive position but there can be no assurance that others may not independently develop the same or similar products or technologies, and may also obtain patents and other intellectual property protection for them. We have sought to protect trade secrets and confidential information, in some cases through the provisions of confidentiality and non-use agreements with our employees, consultants, advisers and partners. Nevertheless, it may not always be possible to prevent the disclosure of our trade secrets and other confidential information and for us to obtain an adequate remedy in the event of unauthorized disclosure or use of such information. In addition, if our employees, consultants or partners develop inventions or processes independently that may be applicable to our products or technologies under development, such inventions and processes will not necessarily become our property, but may remain the property of those persons or their employers or the persons may be entitled to compensation in respect of those inventions. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights.
We have entered into several collaborative arrangements for the development and commercialization of products including Aquestive in relation to SUBOXONE Film, Aelis Farma for the development of a potential product to treat cannabis use disorder, and Curia for the production of SUBLOCADE. In connection with such arrangements, we have shared certain of our proprietary knowledge with our partners and it may not be possible or practical to prevent our partners from developing similar or functionally equivalent products. Any disputes between us and such partners may threaten our ability to continue using such proprietary knowledge and, in turn, could impact our ability to market our products. We have also engaged in collaborations, sponsored research agreements and other arrangements with academic researchers and institutions, some of which have received and may receive funding from government agencies. Although we have sought to retain ownership of all intellectual property rights pertaining to inventions that may result from such collaborations, there can be no assurance that governments, institutions, researchers or other third parties will not also attempt to claim certain rights to such inventions.
If we fail to obtain and maintain sufficient intellectual property protection for our current and future products and technologies and if third parties disclose or misappropriate our proprietary rights, our ability to successfully and fully exploit these products and technologies could be adversely affected, which in turn would adversely affect our business, prospects, results of operation and financial condition.
Risks Related to Regulatory or Legal Matters
The regulatory approval process is expensive, time-consuming, and uncertain and may prevent us or our partners from obtaining approvals for the commercialization of some or all of our product candidates. Further, the FDA or other regulatory agencies may not agree with our regulatory approval strategies or components of our filings for our products and may not approve, or may delay the approval of, our products.
The research, development, testing, manufacturing, approval, labeling, advertising and promotion, distribution and import and export of pharmaceutical products are subject to extensive regulation, and regulations differ from country to country. We must obtain government approvals before marketing or selling our products. Approval in one jurisdiction does not ensure approval in other jurisdictions. The regulatory approval process is lengthy, expensive and uncertain, and we may be unable to obtain approval for our product candidates. The FDA in the U.S., and comparable regulatory agencies in other jurisdictions, impose substantial and rigorous requirements for the development, manufacture and commercialization of products, the satisfaction of which can take a significant number of years and can vary substantially based upon the type, complexity and novelty of the product.
For example, in the U.S., the process for obtaining marketing approval for a drug or biologic product candidate generally includes (a) conducting preclinical laboratory and animal testing and submitting the results to the FDA in an investigational new drug application (IND) requesting approval to test the product candidate in human clinical trials; (b) conducting adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate in the desired indication; (c) submitting an NDA, biologics license application (BLA), or supplemental NDA/BLA, as appropriate and (d) completing inspections by the FDA of the facilities where the product candidate is manufactured, analyzed and stored to demonstrate compliance with cGMP, and any requested FDA audits of the clinical trial sites that generated the data supporting the application.
In addition, regulation is not static, and regulatory agencies, including the FDA, evolve in their staff, interpretations, and practices and may impose more stringent requirements than currently in effect, which may adversely affect our plans for product development, approval, manufacture and/or commercialization. The approval procedure and the time required to obtain approval also vary among countries. Regulatory agencies may have varying interpretations of the same data, and approval by one regulatory agency does not ensure approval by regulatory agencies in other jurisdictions. In addition, the ultimate decision by the FDA or other regulatory agencies regarding drug approval may not be consistent with prior communications due to the evolution of new information or changes in clinical practice during the development and registration processes.
The product approval process can last many years, be very costly and still be unsuccessful. For example, the development of SUBLOCADE from concept to commercial launch took approximately eight years. Regulatory approval by the FDA or other regulatory agencies can be delayed, limited or not granted at all. A product may fail to demonstrate safety and efficacy for each target indication in accordance with applicable regulatory agencies’ standards for many reasons, including:
•data from preclinical testing and clinical trials may be interpreted by applicable regulatory agencies in ways different from how we or our licensees interpret it;
•regulatory agencies may not agree with our or our licensees’ regulatory approval strategies, plans for accelerated development timelines, components of our or our licensees’ filings such as clinical trial designs, conduct and methodologies, or the sufficiency of our or our licensees’ submitted data to meet their requirements for product approval;
•regulatory agencies might not approve our or our licensees’ manufacturing processes or facilities, or those of the contract research organizations (CROs) and contract manufacturing organizations who conduct research or manufacturing work on our or our licensees’ behalf;
•failure by our clinical investigational sites and the records kept at such sites, including any clinical trial data, to be in compliance with the FDA’s good clinical practices (GCP), or other applicable legislation governing GCP, or to pass FDA, European Medicines Agency or other relevant regulatory agency’s inspections of clinical trials;
•regulatory agencies may change their requirements for approval or post-approval marketing; and
•adverse medical events during the trials could lead to requirements that trials be repeated or extended, or that a program be terminated or placed on clinical hold, even if other studies or trials relating to the program are successful.
In addition, disruptions at the FDA and other regulatory agencies that are unrelated to our Company or our products could cause delays to the regulatory approval process for our products. For example, in June 2020, the FDA noted that it was continuing to ensure timely review of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals; however, if a prolonged U.S. government shutdown occurs as a result of political or economic conditions or if a future pandemic were to be more severe, the FDA’s ability to timely review and process regulatory submissions could be significantly impacted.
Further, any adverse events or other data generated during the course of clinical trials of our product candidates and/or our currently marketed products could result in action by FDA or an equivalent regulatory authority. Such safety findings may restrict our ability to sell or adversely affect the commercialization of currently marketed products. Specifically, clinical trial safety data could result in FDA requiring changes to the clinical development program, labeling, including additional warnings or additional boxed warnings, or requiring us to take other actions that could have an adverse effect on patient and prescriber acceptance of our products. See also “We are subject to ongoing obligations and continued regulatory review by the FDA and equivalent foreign regulatory agencies, and we may be subject to penalties and litigation and large incremental expenses if we fail to comply with regulatory requirements or experience problems with our products.”

Any failure to obtain, or delay in obtaining, regulatory approval for our products will prevent or delay their commercialization and could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, any failure to obtain, or delay in obtaining, approval for our products could have a material impact on our shareholders’ confidence in the strength of our development capabilities and/or our ability to generate significant revenue from our development program and could result in a significant decline in our share price. Further, even product candidates that receive regulatory approval may face additional regulatory hurdles or otherwise be unable to achieve expected market acceptance. See “The FDA, the DEA, or other regulatory agencies may impose limitations or post-approval requirements on approvals for our products” and “Our ability to generate revenues from our products is subject to attaining significant market acceptance among physicians, patients, and healthcare payors.”
The FDA, the DEA, or other regulatory agencies may impose limitations or post-approval requirements on approvals for our products.
Even if regulatory approval to market a product is granted by the FDA or other regulatory agencies, the approved label for the product may not be consistent with our initial expectations or commercial plans. The FDA or other regulatory agencies may impose limitations on the clinical data that may be included in the label for the product or the indicated uses for which, or the manner in which, the product may be marketed, or may impose additional post-approval requirements. Our business could be materially adversely affected if we do not complete these post-approval requirements and, as a result, the FDA or other regulatory agencies require us to change the label for such product, or if such post-approval requirements significantly restrict the marketing, sale or use of such product.
Regulators may require us to make changes to our label, even following approval. For example, in January 2022 the FDA issued a warning about dental problems associated with buprenorphine medicines dissolved in the mouth to treat opioid use disorder and required that all manufacturers of these products provide a warning in their prescribing label and their patient Medication Guide. Following such change, the Group has been named as a defendant in lawsuits filed in the Northern District of Ohio and other federal district courts in which individual plaintiffs claim that Suboxone caused them to suffer dental cavities, tooth loss, or other damage to their teeth. See “Item 18. Financial Statements—Audited Consolidated Financial Statements—Note 21. Legal Proceedings.”
We may be required to include, as part of an NDA, a proposed REMS the goal of which is to mitigate potential risks that may be associated with the use of a product and to inform patients and prescribers of those risks. We may also be required to include a plan for communication with healthcare providers, restrictions on a drug’s distribution, or a medication guide to provide information to consumers about the drug’s risks and benefits. For example, the FDA requires separate REMS for SUBLOCADE and SUBOXONE Film because they have distinct REMS goals. The goal of the REMS program for SUBLOCADE is to mitigate the risk of serious harm or death that could result from intravenous self-administration by a patient, whereas the goals for the shared Buprenorphine Transmucosal Products of Opioid Dependence (BTOD) REMS for which SUBOXONE is a part of are to (1) mitigate the risks of accidental overdose, misuse and abuse and (2) inform prescribers, pharmacists and patients of the serious risks associated with buprenorphine-containing products. Other products that we sell in the future may become subject to a REMS specific to the product or shared with other products in the same class of drug. Depending on the nature of the REMS, the cost to implement the REMS may be high and the impact to the business may be significant.
FDA and other regulatory agencies may require post-approval or post-marketing studies as a condition for approval. For example, we were required to conduct seven post-marketing requirement studies and three post-marketing commitment studies in connection with the approval of SUBLOCADE. Likewise for OPVEE, Indivior is required to carry out four pediatric assessment studies and four post-marketing requirement studies to assess the risks of dodecyl maltoside (DDM).

In the EU or UK, we may be required to adopt a risk management plan and our products could be subject to specific risk minimization measures, such as restrictions on prescription or supply, the conduct of post-marketing safety or efficacy studies, or the distribution of patient and/or prescriber educational materials.
In addition, post-marketing obligations in the form of further clinical trials may be imposed to further expand on the evaluation of the risk/benefit profile of the product relative to any potential safety concerns. These trials typically occur after approval and according to pre-specified timelines set by regulatory authorities. Depending on the nature of the post-marketing commitment, trial completion can be a lengthy and expensive process. Failure to comply with any of these requirements may potentially lead to suspension of the marketing authorization for the product and other penalties. The costs and other consequences of non-compliance with any of the post-approval obligations described above could have an adverse impact on its business, prospects, results of operations and financial condition.
Further, if a product for which we obtain regulatory approval is a controlled substance or has been shown to have a drug abuse liability, it will not become commercially available until after the DEA (or other applicable regulatory authority) provides its final schedule designation for the product, and may take longer and may be more restrictive than we expect or may change after its initial designation. In addition, a final designation that is more restrictive than we expect could adversely affect our ability to commercialize such product and could materially adversely affect our business, financial condition, cash flows and results of operations.
In addition, legislation and regulatory policies relating to post-approval requirements and restrictions on promotional activities for pharmaceutical products, or FDA, DEA or other regulatory agency regulations, guidance or interpretations with respect to such legislation or regulatory policy, may change, which may impact the development and commercialization of our products.
We are subject to ongoing obligations and continued regulatory inspection by the FDA and equivalent foreign regulatory agencies, and we may be subject to penalties and litigation and large incremental expenses if we fail to comply with regulatory requirements or experience problems with our products.
The FDA and other regulatory authorities periodically inspect manufacturing facilities and the sponsor’s and manufacturer’s records to assess compliance with cGMP. Evidence of non-compliance with the statutory and regulatory requirements may result in suspension of manufacturing, product seizure, withdrawal of the product from the market, administrative, civil and criminal penalties, among other enforcement remedies both in the U.S. and abroad. See “We are subject to risks related to the manufacture and distribution of our products globally.”
Additionally, the FDA and other regulatory authorities track information on side effects and adverse events reported during clinical studies and after marketing approval. We are required to file periodic safety update reports with the authorities concerning adverse events. If, upon review, an authority determines that any events and/or reports indicate a trend or signal, they can require a change in a product label, restrict sales and marketing, require post-approval safety studies, require a labor-intensive collection of data regarding the risks and benefits of marketed products and ongoing assessments of those risks and benefits, and/or require other actions. Such safety findings could potentially lead to the withdrawal or suspension of the product from the market. The FDA also periodically inspects our records related to safety reporting. Following such inspections, the FDA may issue non-compliance notices on FDA Form 483 and warning letters that could cause us to modify certain activities. An FDA Form 483 notice, if issued, can list conditions FDA investigators believe may have violated relevant FDA standards. Failure to adequately and promptly correct the observations can result in a warning letter or other regulatory enforcement action. See also “We are subject to risks related to the manufacture and distribution of our products globally and must meet stringent current Good Manufacturing Practices.”

The FDA also regulates advertising and promotional activities for products in the U.S., requiring advertising, promotional materials and labeling to be truthful and not misleading, and products to be marketed only for their approved indications and in accordance with the provisions of the approved label. The FDA actively investigates allegations of pre-approval and off-label promotion in order to enforce regulations prohibiting these types of activities. The FDA routinely issues informal and more formal communications such as untitled letters or warning letters regarding companies’ activities.
The manufacture, quality control, labeling, packaging, safety surveillance, adverse event reporting, storage, advertising, promotion and record-keeping for products are subject to extensive and ongoing regulatory requirements which are becoming increasingly stringent. If we become aware of previously unknown problems or potential new safety risks associated with any of our products, a regulatory agency may impose restrictions on our products, our contract manufacturers or on us. If we, our products and product candidates, or the manufacturing facilities for our products and product candidates, fail to comply with applicable regulatory requirements, regulatory agencies have wide-ranging powers of enforcement, including the power to impose monetary penalties. In such instances, we could experience a significant drop in the sales of the affected products, our product revenues and reputation in the marketplace may suffer, and we could become the target of lawsuits, each of which could have a material adverse effect on our business, prospects, results of operations and financial condition.
The regulations, policies or guidance of regulatory agencies may change and new or additional statutes or government regulations may be enacted that could prevent or delay regulatory approval of our product candidates or further restrict or regulate post-approval activities.
As a result of the breadth of these laws and regulations and the lack of definitive legal guidance in certain areas, it is possible that some of our business activities could be subject to challenge. Such challenges, irrespective of the underlying merit or the ultimate outcome of the matter, could have a material adverse effect on our business, prospects, reputation, results of operations and financial condition. Similarly, if we are unable to achieve and maintain regulatory compliance, we will not be permitted to market our drugs, which would materially adversely affect our business, results of operations and financial condition.
Guidelines published by professional societies, insurance carriers, physician groups, science foundations, and other organizations may affect the use of the Group’s products.
Government agencies promulgate regulations and guidelines directly applicable to us and to our products. In addition, professional societies, practice management groups, insurance carriers, physicians’ groups, private health and science foundations, and organizations involved in various diseases also publish guidelines and recommendations to healthcare providers, administrators and payers, as well as patient communities. Recommendations by government agencies or other groups and organizations may relate to such matters as usage, dosage, route of administration and use of related therapies. In the U.S., for example, a growing number of organizations are providing assessments of the value and pricing of biopharmaceutical products, and even organizations whose guidelines have historically been focused on clinical matters have begun to incorporate analyses of the cost effectiveness of various treatments into their treatment guidelines and recommendations. In addition, value assessments may come from private organizations that publish their findings and offer recommendations relating to the reimbursement of products by government and private payers. Some companies and payers have announced pricing and payment decisions based in part on the assessments of private organizations. In addition, government health technology assessment organizations in many countries make reimbursement recommendations to payers in their jurisdictions based on the clinical effectiveness, cost-effectiveness and service effects of new, emerging and existing medicines and treatments. Such recommendations have included and may in the future include reimbursement for certain of our products for a narrower indication than was approved by applicable regulatory agencies or may include recommending against reimbursement entirely. Such recommendations or guidelines may affect our reputation, and any recommendations or guidelines that result in decreased use, dosage or reimbursement of our products could have a material adverse effect on our product sales, business and results of operations. In addition, the perception that such recommendations or guidelines will result in decreased use and dosage of our products could adversely affect the market price of our ordinary shares.
Product liability and product recalls could have a material adverse effect on us.
The testing, manufacturing, marketing and sale of pharmaceutical products entail a risk of product liability claims, product recalls, litigation and associated adverse publicity. Unanticipated side effects of, or manufacturing defects in, our products could exacerbate a patient’s condition or could result in serious injury or impairments or even death. This could result in product liability claims and/or recalls of one or more of our products. In many countries, including in EU member states and the UK, national laws provide for strict (no-fault) liability.
Product liability claims may be brought by individuals seeking relief for themselves, or by or on behalf of groups seeking to represent a class of injured patients. Further, third-party payors, either individually or as a putative class or group action, may bring actions seeking to recover monies spent on products. The risk of product liability claims may also increase if we are subject to regulatory action by the FDA, the European Medicines Agency (the “EMA”), the UK Medicines and Health products Regulatory Agency (“MHRA”), or other competent authorities, or following a product recall. The cost of defending such claims is expensive even when the claims are without merit. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, an adverse judgment in a product liability suit, even if insured or eventually overturned on appeal, could generate substantial negative publicity about our products and business and inhibit or prevent the commercialization of other products.
For example, the Group has been named as a defendant in more than 30 lawsuits that have been consolidated into a multi-district litigation in the Northern District of Ohio (see In Re Suboxone (Buprenorphine/Naloxone) Film Products Liability Litigation) in which individual plaintiffs claim that Suboxone caused them to suffer dental cavities, tooth loss, or other damage to their teeth. The plaintiffs generally allege that the Group failed to properly warn physicians of the risk of dental injury, and further allege that Suboxone products were defectively designed. The plaintiffs generally seek compensatory damages, as well as punitive damages and attorneys’ fees and costs. Product liability cases such as these typically involve issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual, provable injury and other matters. These cases are in their preliminary stages.
Moreover, although we carry product liability insurance, current coverage may not be adequate. Further, product liability insurance is difficult to obtain and may not be available in the future on acceptable terms or at all. Product recalls may be issued at our discretion or at the discretion of our suppliers, government agencies and other entities that have regulatory authority over pharmaceutical sales. Any recall of our products could materially adversely affect our business by rendering us unable to sell that product for some time and by adversely affecting our reputation. In addition, product liability claims, product complaints or product quality issues reported by us (or others) to authorities as required by local regulations could result in an investigation (conducted by the FDA, the EMA, or the competent authorities of EU member states or other national authorities) into the safety or efficacy of our products, our manufacturing processes and facilities, or our marketing programs. An investigation could potentially lead to a recall of our products or more serious enforcement actions including seizure, injunction or criminal charges, proposed changes to the indications for which they may be used or suspension or withdrawal of approval. The Group has no insurance coverage for product recalls. Any of the foregoing could have a material adverse effect on our business, prospects, results of operations and financial condition. Further, product liability insurance may not be available for many claims relating to our opioid drug products due to contractual exclusions in our insurance policies.

We are subject to federal, state and foreign healthcare laws and regulations and implementation or changes to such healthcare laws and regulations could adversely affect our business and results of operations.
We are subject to extensive federal, state and foreign healthcare regulation. The healthcare system is highly regulated in the U.S., the EU, the UK and other countries where we operate and, as a pharmaceutical company that participates in government-regulated healthcare programs, we are subject to complex laws and regulations. Violation of the healthcare laws that we are subject to, or any other federal, state or foreign regulations, may subject us to significant administrative, civil and/or criminal penalties, damages, disgorgement, fines, exclusion, imprisonment, additional reporting requirements, and/or oversight from federal or other healthcare programs that could require the restructuring of our operations. Any of these could have a material adverse effect on our business and financial results. Any action against us for violation of these laws, even if we ultimately are successful in our defense, will cause us to incur significant legal expenses and divert our management’s attention away from the operation of our business.
The U.S. and some foreign jurisdictions are considering or have enacted several legislative and regulatory proposals that change the healthcare system in ways that could impact our profitability. In the U.S. and abroad there is significant interest in implementing regulations and legislation with the stated goals of containing healthcare costs, improving quality, and/or expanding access. The pharmaceutical industry has been a focus of these efforts and has been significantly affected by major legislative initiatives, particularly in the U.S.
For example, the Affordable Care Act substantially changed the way healthcare is financed by both governmental and private insurers, and continues to significantly impact the U.S. pharmaceutical industry. Congress has enacted laws that modified certain provisions of the Affordable Care Act such as removing penalties, starting January 1, 2019, for not complying with the Affordable Care Act’s individual mandate to carry health insurance. It is unclear how any future modifications to the Affordable Care Act or its implementing regulations, judicial challenges related to the Affordable Care Act, or other future healthcare reforms will affect our business.
In addition, drug pricing by pharmaceutical companies in the U.S. has come under increased scrutiny. Specifically, there have been state and U.S. congressional inquiries into pricing practices by pharmaceutical companies. For example, Congress launched an inquiry into pharmacy benefit managers and their practices which are believed by some to have led to consolidation, lack of transparency, and spread pricing. U.S. policymakers have also studied the impact rebates (i.e., the return of part of the purchase price of a prescription drug in exchange for favorable formulary placement) may play in driving up overall drug prices. Significant developments that may adversely affect pricing in the U.S. include drug pricing and Medicare reforms by Congress, regulatory changes to Medicare Part B (physician-administered drugs) and Medicare Part D (prescription drug benefit), additional changes relating to the Affordable Care Act, and trends in the practices of managed care groups and institutional and governmental purchasers.
The pharmaceutical industry also faces uncertainty regarding the continuation of current drug pricing policy. For example, on November 20, 2020, HHS finalized the “rebate rule” by publishing regulations removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Legislation has delayed the implementation of the rebate rule until January 1, 2032.
Congress and the Biden Administration continue to seek new legislative and/or administrative measures to control drug costs. The American Rescue Plan Act of 2021 requires the HHS Secretary to negotiate, with respect to Medicare units and subject to a specified cap, the price of a set number of certain high Medicare spend drugs and biologicals per year starting in 2026, penalizes manufacturers of certain Medicare Parts B and D drugs for price increases above inflation, and makes several changes to the Medicare Part D benefit, including a limit on annual out-of-pocket drug costs starting at $2,000 in 2025, a $35 monthly cap on insulin payments, and a change in manufacturer liability under the program that could negatively affect us. Congress continues to examine various policy proposals that may result in pressure on the prices of prescription drugs in government health programs.
Governments across the world continue to consider and take action to lower drug prices. In the U.S., there is bi-partisan support for drug pricing reforms at both federal and state levels, which include potential legislative and regulatory actions to encourage the import of drugs, to price drugs according to a defined international pricing reference, to encourage more competition, and to undertake other initiatives. These, together with federal and state government fiscal constraints resulting from the COVID-19 pandemic which constrain public benefit health programs, pose direct and indirect downward pressure risk on drug prices. The Group continues to monitor potential legislative and regulatory changes and their impacts, advocating for the Group’s products based on scientific studies and patient-centered outcomes. However, certain potential legislative and regulatory drug pricing changes could have an adverse impact on the Group’s financial performance and results in the future.
In Europe, legislators, policymakers, and healthcare insurance funds continue to propose and implement cost-containing measures to keep healthcare costs down, due in part to the attention being paid to healthcare cost containment in Europe. Certain of these changes could impose limitations on the prices we will be able to charge for our products and any approved product candidates or the amounts of reimbursement available for these products from governmental agencies or third-party payers, which may increase the tax obligations on pharmaceutical companies such as ours, or may facilitate the introduction of generic competition with respect to our products.
With the intent of lowering prescription drug prices in the U.S., federal and state governments in the U.S. have enacted and continue to consider additional legislation and regulation applying international reference pricing to prescription drugs, otherwise limiting the pricing of prescription drugs, and authorizing the importation of drugs from countries outside the U.S. Such measures could have a material effect on our business, results of operations and financial condition.
The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, maintain profitability, or commercialize our current products and/or those for which we may receive regulatory approval in the future.
Failure to comply with payment and reporting obligations under the Medicaid Drug Rebate program or other governmental pricing programs in the U.S. could result in additional reimbursement requirements, penalties, sanctions and fines.
In the U.S., we participate in the Medicaid Drug Rebate and Medicare Part D programs and, by virtue of such participation, are also required by federal law to participate in the 340B Program and Federal Supply Schedule pricing program. These programs require us to pay certain rebates based on pricing data, such as (among others) average manufacturer price and best price, reported by us to the various federal agencies administering the programs.
Pricing and rebate calculations vary among products and programs. The calculations are complex and the calculation methodology is often subject to interpretation by us, governmental or regulatory agencies and the courts. If we become aware that our reporting for a prior period was incorrect or has changed as a result of the recalculation of the pricing data, we are obliged to resubmit the corrected data. Such restatements and recalculations can increase our costs for complying with the laws and regulations governing the various programs. Any corrections to our rebate calculations could result in either additional or reduced rebate liability for past periods, depending on the nature of the correction. Price recalculations may also affect the ceiling price at which we are required to offer our products to certain covered healthcare entities, such as safety-net providers under the 340B Program, as well as the prices under which our products are made available to federal government purchasers such as the U.S. Department of

Veterans Affairs and the Department of Defense under the Veterans Health Care Act of 1992, as amended (“VHCA”).
We are liable for errors associated with our submission of pricing data. In addition to retroactive rebates and the potential for 340B Program and VHCA refunds, if we are found to have knowingly submitted any false price or product information to the government, we may be liable for civil monetary penalties. Any failure to submit data on a timely basis could result in a civil monetary penalty for each day the information is late beyond the due date. In the case of the Medicaid Drug Rebate program, such failure could also be grounds for CMS to terminate our Medicaid drug rebate agreement, pursuant to which we participate in the Medicaid program. In the event that CMS terminates our rebate agreement, no federal payments would be available under Medicaid or Medicare Part B for our covered outpatient drugs. As another example, we can be subjected to civil monetary penalties under, or termination from, the 340B Program if we knowingly and intentionally overcharge covered entities.
CMS and HHS-OIG have previously indicated that they intend to pursue more aggressively companies that fail to report pricing data to the government in a timely manner. Governmental agencies may also make changes in program interpretations or requirements or conditions of participation, some of which may have implications for amounts that we previously estimated or paid. There can be no assurance CMS or any other government agency will find that our submissions are complete and correct.
Any of the foregoing could have a material adverse effect on our business, prospects, results of operations and financial condition.
We are subject, directly or indirectly, to a variety of U.S. and international laws and regulations related to fraud and abuse and transparency. Enforcement actions under such laws have increased in recent years. If we fail to comply, or have not fully complied, with such laws, we could face substantial penalties.
In the U.S., we are subject directly, or indirectly through our customers and other third parties, to various federal, state and local fraud and abuse and transparency laws. Our sales, marketing, patient support and medical activities may be subject to scrutiny under these laws. The U.S. federal healthcare program Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving anything of value to induce (or in return for) the referral of business, including the purchase, recommendation or prescription of a particular drug reimbursable under Medicare, Medicaid or other federally financed healthcare programs. The statute has been interpreted to apply to arrangements between pharmaceutical companies on one hand and patients, prescribers, purchasers and formulary managers on the other. Although there are several statutory exemptions and regulatory safe harbors protecting certain common manufacturer business arrangements and activities from prosecution and administrative sanction, the exemptions and safe harbors are drawn narrowly and are subject to regulatory revision or changes in interpretation by the DOJ and HHS-OIG. Practices or arrangements that involve remuneration may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Violations of the federal Anti-Kickback Statute may be established without providing specific intent to violate the statute, and may be punishable by civil, criminal, and administrative fines and penalties, damages, imprisonment, and/or exclusion from participation in federal healthcare programs. For example, in August 2018 the United States District Court for the Western District of Virginia unsealed a declined qui tam complaint alleging causes of action under the federal and state False Claims Acts against certain entities within the Group predicated on best price issues and claims of retaliation. See “Item 18. Financial Statements —Audited Consolidated Financial Statements—Note 21. Legal Proceedings” under the caption “False Claims Act Allegations.”
The federal civil False Claims Act prohibits, among other things, any person from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of federal funds, or knowingly making, or causing to be made, a false statement to get a false claim paid. A claim resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim. The False Claims Act also permits a private individual acting as a “whistleblower” to bring actions on behalf of themselves and the federal government alleging violations of the statute and to share in any monetary recovery. Violations of the False Claims Act may result in significant financial penalties (including mandatory penalties on a per claim or statement basis), treble damages and exclusion from participation in federal healthcare programs.
Pharmaceutical companies are subject to other federal false claims and statements laws, some of which extend to non-government health benefit programs. For example, the healthcare fraud provisions under the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, or HIPAA, impose criminal liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third party payors, or falsifying or covering up a material fact or making any materially false or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Violations of HIPAA fraud provisions may result in criminal, civil and administrative penalties, fines and damages, including exclusion from participation in federal healthcare programs.
The majority of individual states also have statutes or regulations similar to the federal anti-kickback law and the False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Other states restrict whether and when pharmaceutical companies may provide meals or other items of value to healthcare professionals or engage in other marketing-related activities, and certain states and cities require the identification or licensing of sales representatives.
The Physician Payment Sunshine Act requires tracking of payments and transfers of value to physicians and teaching hospitals and ownership interests held by physicians and their families, and reporting to the federal government and public disclosure of these data. Since 2022, reporting is also required regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives. A number of states now require pharmaceutical companies to report expenses relating to the marketing and promotion of pharmaceutical products and to report gifts and payments to healthcare providers in the states. Government agencies and private entities may inquire about our marketing practices or pursue other enforcement activities based on the disclosures in those public reports.
We are further subject in a similar manner to federal and state data privacy and security laws, such as HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and state breach reporting requirements. Collectively, these laws may affect, among other things, our current and proposed research, sales, marketing and educational programs, as well as other possible relationships with customers, pharmacies, physicians, payers, and patients. We are subject to similar data privacy and security laws in Europe and other countries, including the EU General Data Protection Regulation (2016/679), or GDPR, under which fines of up to €20.0 million or up to 4% of the annual global revenue of the infringer, whichever is greater, could be imposed for significant non-compliance. We are also subject to qui tam, or whistleblower lawsuits, under the False Claims Act. Compliance with these laws, including the development of a comprehensive compliance program, is difficult, costly and time-consuming.
Because of the breadth and evolving interpretations and requirements of these laws, the narrowness of available statutory and regulatory exemptions, and the wide array of U.S. and international authorities with overlapping regulatory jurisdiction, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Any action against us alleging violation of these laws, whether brought by law enforcement, regulatory agencies or private qui tam actions brought by individual whistleblowers in the name of the government, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business, even if we successfully defend against those actions. If any enforcement actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have an impact on our business, including the imposition of significant civil, criminal and administrative sanctions, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, imprisonment, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
Failure to comply with anti-corruption laws and regulations, anti-money laundering laws and regulations, and/or economic sanctions could result in us becoming subject to fines or penalties.
We are subject to various federal and foreign laws and regulations regarding anti-bribery, anti-corruption, anti-money laundering, and economic sanctions. These include the U.K. Bribery Act of 2010 and the U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, payments, offers, or promises made for the purpose of improperly influencing any act or decision of a foreign official. The nature of our business means that we engage in significant interactions with foreign officials. We are also subject to economic sanctions and export controls rules and regulations imposed by, amongst others, the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of Commerce, other agencies of the U.S. government, HM Treasury and other agencies of the UK government, the European Union, and the United Nations. Any expansion, broadened or changed interpretation, variation, or addition to these rules and regulations could impose significant compliance costs on us.
We have mechanisms in place to procure compliance with applicable anti-corruption, anti-money laundering, and economic sanctions rules and regulations, and applicable self-regulatory industry codes by region that the Group has committed to follow. However, there can be no assurance that our policies and procedures will be followed at all times or will effectively detect and/or prevent violations of applicable compliance regimes by our employees, consultants, sub-contractors, agents and partners. As a result, in the event of non-compliance, we could be subject to legal proceedings, fines and/or civil or criminal penalties, the disgorgement of profits, damage to our reputation and resulting loss of revenue and profits, which could have a material adverse impact on our business, financial conditions and operations.
The pharmaceutical sector is facing increased government scrutiny from competition and pricing authorities around the world, and any failure to comply, may expose us to significant damages and commercial restrictions that can materially and adversely affect our business.
We are required to comply with competition laws in the territories where we do business around the world. Compliance with these laws has been the subject of increasing focus and activity by regulatory authorities (and private plaintiffs, where they have enforcement rights under the law), both in the U.S. and Europe, in recent years. Violations of such laws may have a material adverse effect on our reputation, business, financial condition, and results of operations. Our company has faced and may in the future face investigations and/or legal proceedings alleging that actions purportedly taken by our company violated such laws. For example, we were a party to civil claims settled in 2023 brought by state officials and private plaintiffs alleging that we violated U.S. federal and/or state antitrust and consumer protection laws. See “Item 18. Financial Statements—Audited Consolidated Financial Statements—Note 21 “Legal Proceedings—Intellectual Property Related Matters – Antitrust Litigation and Consumer Protection.” We may face additional claims from state officials and private plaintiffs in the future, and any such claims could materially and adversely affect our business. Also, on November 20, 2020, we entered into a Stipulated Order for Permanent Injunction and Equitable Monetary Relief in the U.S. District Court for the Western District of Virginia, Abingdon Division, with the FTC. As part of the resolution with the FTC, for a ten-year period Indivior Inc. is required to make specified disclosures to the FTC and is prohibited from certain conduct. We reached a similar settlement with the Attorneys General of 41 States and the District of Columbia on June 13, 2023. See “Item 10. Additional Information—C. Material Contracts.”
Companies operating in the pharmaceutical industry also face challenges to the validity or enforceability of listed patents and frequently agree to settlements of patent litigation. Regulatory authorities in the U.S. and Europe, including the FTC and the European Commission, increasingly scrutinize patent settlements. Additionally, competition law authorities may send formal or informal requests for information about particular settlement agreements, and there is a risk that governmental authorities, customers, other downstream purchasers or others may commence actions alleging violations of antitrust laws based on our settlement agreements.
The U.S. Congress and certain state legislatures in the U.S. have also passed, or proposed passing, legislation that could adversely impact the ability to settle patent litigation. For example, the State of California has enacted legislation that prohibits, with certain exceptions and safe harbors, various types of patent litigation settlements, and imposes substantial monetary penalties on companies and individuals who do not comply.
Following calls in recent years from policymakers and other stakeholders in many countries for governmental intervention to address the high prices of certain pharmaceutical products, we may become, from time to time, subject to governmental investigations, claims or other legal or regulatory actions regarding our pricing and/or other alleged exclusionary practices. It is not possible to predict the ultimate outcome of any such investigations, claims or proceedings or what other investigations or lawsuits or regulatory responses may result from such assertions, which could have a material adverse effect on our reputation, business, financial condition, and results of operations.
Risks Related to our Financial Condition and Tax Matters
Weakness in the economy, geopolitics, market trends, disruptions in our supply chain, uncertainty and other conditions in the markets in which we operate, particularly in the U.S., may adversely affect the profitability and financial stability of our customers, and could negatively impact our sales growth and results of operations.
Our financial performance depends in part on general economic and geopolitical conditions in the geographic markets in which we operate, particularly in the U.S. where we generated 83% of our revenue in fiscal 2023. Further, as a global business, we are also subject to changes in economic conditions and cost inflation, interest rates, credit and capital markets, foreign exchange rates, political conditions, and tax policies. For example, in 2022, the U.S. experienced price inflation at its highest levels in 40 years. Global supply chain challenges continue to challenge all industries. Armed conflicts may compound supply chain challenges, possibly including shortages of materials and labor, increased demand for goods and services, constricted logistics capacity, and rising commodity and energy prices. Our agreements with some customers and government purchasers may limit our ability to raise prices commensurate with these cost increases. The Group has noted lead time extension, constricted capacity and minor disruption in some supply components. Numerous industries have suffered from supply chain disruptions or labor shortages that may affect us in unexpected ways. If major delays or shortages occur, the delivery of products to our patients could be disrupted and impact the Group’s short-term financial performance. Any of these geopolitical or macroeconomic trends may have an adverse effect on our profitability, ability to generate revenue or fund operations, and ability to raise capital, which in turn could have a material adverse effect on our business, financial condition, and results of operations.
We may also be affected by other factors. While OUD rates remain high in the U.S., our largest market, authorities report increased abuse of other drugs including sedatives and anesthetics such as xylazine (also known as ‘tranq’) and ketamine, and amphetamines and stimulants such as methamphetamine, and our addiction and overdose recovery products are not indicated to treat the abuse of such drugs. Also, OUD rates might also be adversely affected by the actions of governments to better restrict the manufacture of opioids outside the U.S. and the illegal import of such drugs into the U.S.
The recent pandemic and governmental and societal responses thereto adversely affected our business, results of operations, and financial condition, and future pandemics or the outbreak of other health epidemics could further harm our business, results of operations, and financial condition.

The COVID-19 pandemic had a significant impact on the global healthcare delivery system. Many healthcare systems had to restructure operations to prioritize caring for COVID-19 patients and limit or cease other activities. The severe burden on healthcare systems caused by this pandemic impaired the ability of many clinical research sites to start new studies, enroll new patients and monitor patients in clinical trials. Health care provider offices and institutions experienced workforce disruption, including the inability to hire staff and challenges maintaining appropriate staffing. The lack of access to healthcare providers caused delays in appropriate diagnosis, treatment and ongoing care for some patients, which could subsequently impact prescribing and use of our products. The effects of any future pandemic or other health epidemic, and government measures taken in response, may have a significant impact, both direct and indirect, on businesses and commerce, as significant reductions in business related activities may occur, supply chains may be disrupted, and manufacturing and clinical development activities may be curtailed or suspended.
Many governments, including in the U.S., UK, and Canada, imposed stringent restrictions to seek to mitigate, or slow, the spread of COVID-19, including restrictions on international and local travel, public gatherings and participation in business meetings, as well as closures of workplaces, schools, and other public sites, and are continuing to encourage “social distancing.” Although most of these restrictions have been lifted, some of these restrictions remain and it is possible that some or all of these measures could be reinstated if a new pandemic were to occur.
Possible future pandemics may negatively affect us in a variety of ways, including restrictions on access to HCPs by our sales force, disruptions to the supply of our products to patients if we experience either a significant absence of our employees and/or employees at our contract manufacturing organizations, vendors and service providers due to infection and/or government containment measures, and/or capacity issues at our airfreight and road logistics providers. In addition, possible future pandemics may result in overall fewer patient visits to healthcare provider offices for non-pandemic reasons or essential treatments, as patients become unable or unwilling to make visits due to overburdened healthcare systems, safety concerns, quarantines and other travel restrictions, or elect to have remote consultations with their providers. This trend also impaired our ability to enroll new patients in clinical trials and the development of real-world evidence for our existing products that are used for regulatory submissions and to supplement our label. Any of the above factors could have a material adverse effect on our business, financial condition, and results of operations.
Our insurance coverage may not be adequate.
Our business exposes us to potential product liability and professional indemnity claims and other risks which are inherent in the research, pre-clinical and clinical evaluation, manufacturing, sales and marketing and use of pharmaceutical products. We have public liability (general liability) and product liability insurance. However, product liability insurance may be unavailable for many claims involving our opioid drug products due to contractual exclusions in our insurance policies. We also have insurance covering losses from property damage and business interruption, third-party named suppliers, marine and cargo, directors’ and officers’ liability, clinical trials, automobile (fleet vehicles), employers’ liability, personal accident and travel, and cybersecurity.
We believe the insurance coverage currently in place is generally appropriate for a business of our current size, nature and financial position. However, there is no certainty that coverage limits and indemnity provisions will be adequate to cover all potential claims that could arise against us in the conduct of our business nor that claims will arise from insurable risks. In addition, there are areas where insurance coverage, while potentially available, would carry premiums that are not commercially reasonable and/or may be difficult to obtain or maintain on commercially reasonable terms. Product liability insurance, particularly for buprenorphine products, is difficult to obtain and may not be available in the future on acceptable terms or at all. A successful claim or claims against us in excess of or outside the ambit of our insurance coverage may have a material adverse effect on our business, prospects, results of operations and financial condition.

Our term loan contains certain covenants that could limit our ability to plan for or respond to changes in our business.
The Group has a $243.8 million term loan extended pursuant to a credit agreement. The credit agreement includes a minimum liquidity requirement of the larger of $100 million or 50% of the outstanding loan balance as well as several restrictive covenants that, among other things, and subject to certain exceptions and baskets, limit our ability and/or our subsidiaries’ ability to:
•incur or assume liens or additional debt or provide guarantees in respect of obligations of other persons;
•pay dividends or distributions or redeem or repurchase capital stock;
•prepay, redeem or repurchase or amend or modify the terms of certain debt;
•make loans, investments, acquisitions (including certain acquisitions of exclusive licenses) and capital expenditures;
•enter into agreements that restrict distributions from our subsidiaries;
•enter into transactions with affiliates;
•sell, transfer or exclusively license certain assets, including material intellectual property, and capital stock of our subsidiaries;
•consolidate or merge with or into, or sell substantially all of our assets to, another person;
•engage in new material lines of business; and
•amend or modify our organizational documents.
Our failure to comply with the terms of our term loan could lead to an event of default under the term loan that could result in an acceleration where all amounts outstanding under the term loan would become immediately due and payable. We can provide no assurance that assets of the borrower group who are party to the Term Loan would be sufficient to repay in full any of those. In addition, if we are unable to repay those amounts, our creditors could proceed against any collateral granted to them to secure repayment of those amounts.
Further, the term loan matures in 2026 and there can be no assurance that we will be able to refinance our existing term loan at maturity, or obtain other or additional financing on attractive terms. Our involvement in the opioid industry has in the past, and may in the future, limit the number of business partners willing to lend to us. See “Item 3. Key Information—D. Risk Factors—We may be subject to adverse public opinion.”
We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness.
We have a $243.8 million term loan and approximately $492 million of contractual liabilities due over the next four years, mostly related to the settlement of prior litigation. See “Item 18. Financial Statements - Audited Consolidated Financial Statements—Note 19, Provision and Other Liabilities.”
Our ability to make scheduled payments on our indebtedness or our other obligations or to refinance our indebtedness depends on our financial condition and operating performance and our ability to generate cash, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business and other factors discussed in these “Risk Factors,” many of which are beyond our control. In addition, we may elect to prepay some of our contractual liabilities due to governmental parties in order to reduce reporting and other requirements associated with such settlements. Any such prepayment would use a substantial portion of our cash and further reduce our ability to make scheduled payment on our other indebtedness.
Our term loan will mature in 2026. At the maturity of our term loan and any other debt which we incur, if we do not have sufficient cash flows from operations and other capital resources to pay our debt obligations, or to fund our other liquidity needs, or if we are otherwise restricted from doing so due to corporate, tax or contractual limitations, we may be required to refinance our indebtedness. If we are unable to refinance all or a portion of our indebtedness or obtain such refinancing on terms acceptable to us, we may be forced to reduce or delay our business activities or capital expenditures, sell assets or raise additional debt or equity financing in amounts that could be substantial. The type, timing and terms of any future financing will depend on our cash needs and the prevailing conditions in the financial markets. We can provide no assurance that we will be able to accomplish any of these measures in a timely manner or on commercially reasonable terms, if at all.
Our ability to restructure or refinance our debt will depend in part on our financial condition at such time. Any refinancing of our debt could be at higher interest rates than our current debt and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. Furthermore, we may be unable to find alternative financing, and even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us. If we are not able to refinance our debt, obtain additional financing or sell assets on commercially reasonable terms or at all, we may not be able to satisfy our debt obligations. In that event, borrowings under other debt agreements or instruments that contain cross-default or cross-acceleration provisions may become payable on demand, and we may not have sufficient funds to repay all our debts, including the term loan.
If our cash flows and capital resources are insufficient to fund payments of interest or principal on our outstanding debt or our obligations, we could face substantial liquidity problems and might be required to reduce or delay capital expenditures, sell assets or business operations, seek additional capital or restructure or refinance our term loan. We cannot ensure that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled obligations or that these actions would be permitted under the terms of existing or future debt agreements, including the agreement governing our term loan. In addition, any failure to make payments of interest and principal on our outstanding term loan on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness.
Changes to our credit ratings and outlook may reduce access to capital and increase borrowing costs.
The Group’s credit ratings are based on several factors, including our financial strength, business prospects (including markets in which we compete, number of products with commercial sales, market share of our products, level of competition, remaining patent life of products being sold commercially, R&D pipeline and stages of those assets), developments with our pending litigation, and factors outside of our control, such as conditions affecting our industry generally, the market’s perception of our environmental, social and governance actions and prospects, or the introduction of new rating practices and methodologies. We cannot provide assurances that our current credit ratings will remain in effect or that the ratings will not be lowered, suspended or withdrawn entirely by the rating agencies. If credit rating agencies lower, suspend or withdraw their ratings, the market price or marketability of our securities may be adversely affected. Pressure on the credit ratings could also arise from higher shareholder payouts or larger acquisitions than we have currently planned that result in increased leverage, or in a deterioration in the credit metrics used by the rating agencies to assess creditworthiness. In addition, any change in ratings could make it more difficult for the Group to raise capital on acceptable terms, impact the ability to obtain adequate financing and result in higher interest costs on future financings.

Our effective tax rate may increase, and changes in tax rules and regulations, or interpretations thereof, may adversely affect our financial condition.
As a global biopharmaceutical company, we are subject to taxation in several different jurisdictions. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various places where we operate. In preparing our financial statements, we estimate the amount of tax that will become payable in each of these places. Our effective tax rate may fluctuate depending on several factors, including, but not limited to, the distribution of our profits or losses between the jurisdictions where we operate and differences in the interpretation of tax laws. In addition, the tax laws of any jurisdiction in which we operate may change in the future, which could impact our effective tax rate. Tax authorities in the jurisdictions in which we operate may audit us. If we are unsuccessful in defending any tax positions adopted in our submitted tax returns, we may be required to pay taxes for prior periods, interest, fines or penalties, and may be obligated to pay increased taxes in the future, any of which could have a material adverse effect on our business, financial condition, cash flows and results of operations.
Our effective tax rates could be affected by numerous factors, such as changes in tax laws, regulations, administrative practices, principles and interpretations, the mix and level of earnings in a given taxing jurisdiction or our ownership or capital structures. Any current or future proposed changes to the tax rules that apply to corporations could materially affect our tax obligations and effective tax rate. In addition, the Organisation for Economic Co-operation and Development (OECD) has achieved widespread political agreement to work towards the implementation of a global minimum tax. As a result, it is possible that the Group’s consolidated effective tax rate will increase in the short term. It is difficult to predict whether and when tax law changes will be enacted that would have a material adverse effect on our business, financial condition, results of operations and cash flows.
The application of tax law is subject to interpretation and is subject to audit by taxing authorities. Additionally, administrative guidance can be incomplete or vary from legislative intent, and therefore the application of the tax law is uncertain. While we believe the positions taken by the Group comply with relevant tax laws and regulations, taxing authorities could interpret our application of certain laws and regulations differently. Future tax controversy matters may result in previously unrecorded tax expenses, higher future tax expenses or the assessment of interest and penalties.
Our deferred tax assets may not be realized.
On December 31, 2023 we had $268 million of deferred tax assets consisting of $116 million of net deferred tax assets in the U.S. and $147 million of net deferred tax assets in the UK, respectively.
It is possible that some or all of such deferred tax assets will not be realized, especially if we incur losses in either the U.S. or the UK in the future. Losses may arise from unforeseen operating events. Unless we are able to generate sufficient taxable income in the future, a substantial reduction in the carrying value of either our U.S. or UK deferred tax assets may be required, which would materially increase our expenses in the period the reduction is recognized and materially adversely affect our business, financial condition, and results of operations.
If a U.S. person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a U.S. person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. corporation that is a United States shareholder with respect to a controlled foreign corporation. Failure to comply with these reporting and tax payment obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations from starting with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.
Risks Related to Our Ordinary Shares
Our ordinary shares are subject to market price volatility and the market price may decline disproportionately in response to developments that are unrelated to our operating performance.
The market price of our ordinary shares has been, and in the future, may be volatile and subject to wide fluctuations as a result of a variety of factors including, but not limited to general economic conditions, developments with our pending litigation, period to period variations in operating results or changes in revenue or profit estimates by us, market and industry participants, and/or financial analysts, our failure to meet our stated guidance, our failure to comply with the rules under the Sarbanes-Oxley Act related to accounting controls and procedures, the discovery of material weaknesses and other deficiencies in our internal control and accounting procedures, and the other factors discussed in these risk factors. The market price could also be adversely affected by developments unrelated to our operating performance, such as the operating and share price performance of other companies that investors may consider comparable to us, speculation about us in the press and/or the investment community, unfavorable press, strategic actions by competitors (including acquisitions and restructurings, new competing products, and new generic products), changes in market conditions, regulatory changes and broader market volatility and movements. Any or all of these factors could result in material fluctuations in the price of our ordinary shares, which could result in investors getting back less than they invested or a total loss of their investment.
We currently maintain our primary listing on the London Stock Exchange (the “LSE”) in addition to our listing on Nasdaq. We are exploring the potential benefits of transitioning our primary listing to Nasdaq, and if we were ever to do so, volatility in our share price may increase as a result of turnover in our shareholder base.
In addition, where the market price of a company’s shares has been volatile, the shareholders of such company may file securities class action litigation against that company based on various claims, such as securities fraud and other violations of securities laws. The defense and disposition of litigation of this type could result in substantial costs and divert resources and the time and attention of our management, which could materially and adversely affect our business or financial condition. See also the discussion of similar, but less common, UK litigation under the caption “UK shareholder claims” in “Item 18. Financial Statements—Audited Consolidated Financial Statements—Note 21. Legal Proceedings.”
Our ordinary shares are listed to trade on more than one stock exchange, and this may result in price variations.
Our ordinary shares are listed on both the LSE and Nasdaq. From time to time, dual-listing may result in price variations between the exchanges due to a number of factors. Our ordinary shares trade in U.S. dollars on Nasdaq and in GBP on the LSE. In addition, the exchanges are open for trading at different times of the day and the two exchanges also have differing vacation schedules. Differences in the trading schedules, as well as volatility in the exchange rate of the two currencies, among other factors, may result in different trading prices for our ordinary shares on the two exchanges. Other external influences may have different effects on the trading price of our ordinary shares on the two exchanges.
We may in the future transition our primary listing to the U.S., which could cause volatility in our share price and shareholder base.
We currently maintain a premium listing on the London Stock Exchange (the “LSE”) and are listed on the Global Select Market of The Nasdaq Stock Market LLC (“Nasdaq”). We are a member of various indices of listed companies such as the FTSE 250 and the FTSE 350.
We are exploring the benefits of transitioning our primary listing to Nasdaq, and if we do so, such a change would require approval by a special resolution of a majority of not less than 75% of the votes attaching to Indivior PLC’s shares voted on the resolution (whether in person or by proxy) at a General Meeting. However, if we were to change our primary listing from the LSE:
•we would no longer be eligible to be a member of the FTSE 250 and other indices; and
•we would not necessarily be eligible for inclusion in certain U.S. indices in the near term until we achieve certain trading volume thresholds on Nasdaq, among other requirements, and moreover, we cannot guarantee that once eligible, we will be included in any index in the U.S.
If we transition our primary listing to the U.S., then certain institutional holders of our ordinary shares may no longer be permitted to hold our ordinary shares (pursuant to their internal investment mandate, for example, relating to FTSE 250 status and LSE premium listing status), and certain similarly situated U.S. investors may not immediately be able to invest in our ordinary shares (pursuant to their investment mandates, for example, due to our lack of inclusion in U.S.-centric indices). Any such mismatch between supply and demand could cause the price of our ordinary shares to become more volatile and could impact our ability to meet certain criteria for inclusion on U.S. indices.
The rights afforded to our shareholders are governed by English law. Not all rights available to shareholders under U.S. law will be available to holders of our ordinary shares.
Indivior PLC is organized under the laws of England and Wales. The rights of holders of our ordinary shares are governed by English law and our articles of association (the “Articles”), and these may not provide the level of legal certainty and transparency afforded by incorporation in a U.S. state.
Also, there can be no assurance that English law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the U.S., which could adversely affect the rights of investors. Rights afforded to shareholders under English law differ in certain respects from the rights of shareholders in typical U.S. companies. In particular, English law currently significantly limits the circumstances in which the shareholders of English companies may bring derivative actions (i.e., legal actions brought by a shareholder on behalf of a company against a third-party). Under English law, in most cases, only Indivior PLC may be the proper plaintiff for the purposes of maintaining proceedings in respect of wrongful acts committed against it and, generally, neither an individual shareholder, nor any group of shareholders, has any right of action in such circumstances. In addition, English law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders in a U.S. company. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”
It may not be possible for shareholders outside the UK to enforce any judgments in civil or commercial matters or any judgments in securities laws of countries other than the UK against some or all of the directors or executive officers of Indivior PLC who are resident in the UK or countries other than those in which judgment is made.

Our business strategy may involve future transactions that may harm the market price of our ordinary shares or require us to seek additional funds, and such funding may not be available on commercially favorable terms or at all and may cause dilution to our existing shareholders. The issuance of additional ordinary shares in connection with future acquisitions, any share incentive or share option plan, or otherwise, may dilute all other shareholdings.
In order to achieve our business strategy, we regularly review potential transactions related to technologies, products or product rights, and businesses that are complementary to our business, including mergers and acquisitions, licenses and collaborations, and development and supply, commercialization or co-promotion arrangements, among others. We may choose to enter into one or more of these or other transactions at any time, that may cause substantial fluctuations in the market price of our ordinary shares. Moreover, depending upon the nature of any transaction, we may experience a charge to earnings, which could also materially adversely affect our results of operations and could harm the market price of our ordinary shares.
In order to finance such transactions, we may require additional funds, and we may seek such funds through various sources, including debt and equity offerings, corporate collaborations, bank borrowings, arrangements relating to assets, monetization of royalty streams or other financing methods or structures. In particular, we may, for these and other purposes, issue additional equity or convertible equity securities which would cause our shareholders to suffer dilution to their percentage ownership of the Group, or the market price of our ordinary shares may be adversely affected. The source, timing and availability of any financings will depend on global economic conditions, credit and financial market conditions, interest rates and other factors. If we issue additional equity securities or securities convertible into equity securities, our shareholders will suffer dilution of their investment, and it may adversely affect the market price of our ordinary shares.
In addition, the Companies Act 2006 (of England and Wales) provides that the directors of an England and Wales public limited company may only allot shares (or grant rights to subscribe for or convertible into shares) with the prior authorization of the company’s shareholders, such authorization stating the maximum amount of shares that may be allotted under such authorization and specify the date on which such authorization will expire, being not more than five years, each as specified in the articles of association or relevant shareholder resolution. Furthermore, subject to certain limited exceptions, the Companies Act 2006 generally provides that the shareholders of a company have statutory pre-emption rights when new shares in such company are allotted and issued for cash. However, it is possible for such statutory pre-emption right to be disapplied by either the articles of association of the company, or by shareholders passing a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast. Such a disapplication of statutory pre-emption rights may not be for more than five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the special resolution, if the disapplication is by a special resolution. On May 4, 2023, our shareholders authorized our Board to allot additional shares and disapply pre-emption rights in respect of certain additional share issuances, in each case applying until the earlier of (i) the close of business on June 30, 2024; or (ii) the conclusion of Indivior PLC’s annual general meeting to be held in 2024. If we are unable to obtain renewal of these existing authorities from our shareholders, or are otherwise limited by the terms of new share issuance and/or disapplication of statutory preemption rights authorities approved by our shareholders, our ability to issue additional shares to effect or to fund acquisition or other transaction opportunities, or to otherwise raise capital, could be adversely affected.
If we issue additional debt securities, our existing debt service obligations will increase further. If we are unable to generate sufficient cash to meet these obligations and need to use existing cash or liquidate investments in order to fund our debt service obligations or to repay our debt, we may be forced to curtail our operations. We cannot be certain that additional financing will be available from any of these sources when needed or, if available, will be on acceptable terms. If we fail to obtain additional capital when we need it, we may not be able to execute our business strategy successfully and may have to give up rights to our product platforms, and/or products, or grant licenses on terms that may not be favorable to us.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.
The trading market for our ordinary shares depends in part on the research and opinions that securities or industry analysts publish about us or our business which we do not control. If one or more of the analysts who cover us downgrade our rating, lower our price target, or publish inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts cease coverage of our company or fail to publish reports on our company regularly, demand for our ordinary shares could decrease, which might cause our share price and trading volume to decline. Further, of the four analysts who currently cover us, only one is U.S. based and, if we were to move our primary securities exchange listing from the LSE to Nasdaq, these analysts may decline to continue to cover us.
We may not pay dividends in the future. Our ability to pay dividends or make other returns of capital in the future depends, among other things, on our financial performance.
There can be no guarantee that our historical performance will be repeated in the future, particularly given the competitive nature of the industry in which we operate, and our revenue, profit and cash flow may significantly underperform market expectations. If our cash flow underperforms market expectations, then our capacity to pay a dividend or make other returns of capital (including, without limitation, share repurchases) may be negatively impacted. Any decision to declare and pay dividends or to make other returns of capital will be made at the discretion of the Board and will depend on, among other things, applicable law, regulation, restrictions (if any) on the payment of dividends and/or capital returns in our financing arrangements, our financial position, retained earnings/profits, working capital requirements, finance costs, general economic conditions and other factors that the Board deems significant from time to time.
We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future, including due to limitations that are currently imposed by our credit agreement. Any return to shareholders therefore likely will be limited to the increase in the price of our ordinary shares, if any. Similarly, while we announced a $100 million share repurchase program on July 28, 2021, an additional $100 million share repurchase program on April 8, 2022, and a third $100 million share repurchase program on November 17, 2023, any future repurchase of shares is subject to the discretion of our Board and will depend on similar factors as those that affect decisions to pay dividends. There can be no assurance the Group will repurchase any additional shares beyond the programs already announced.
Risks Related to Information Security and Data Privacy
Business interruptions or breaches of data security could disrupt our product sales and delay the development of our product candidates.
We are increasingly dependent on information technology systems and infrastructure, including mobile technologies, to operate our business. In the ordinary course of our business, we collect, store and transmit confidential information, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. While we have implemented processes to collect, store, and transmit such information in a secure manner, there can be no assurance that any measures we take will prevent potential cyber-attacks or security breaches that could adversely affect the confidentiality and integrity of such confidential information.
Like many companies, we have experienced breaches of our data security, including phishing attacks and malware. To date, none have had a material effect on our business strategy, results of operations or financial condition. Were we to have a cybersecurity incident, it is reasonably likely that it could have a material adverse effect on our business and financial results. While we have taken a number of steps to prevent further cybersecurity incidents, we cannot estimate how likely any such incident would be.
We also use a number of third-party vendors who have or could have access to our confidential information. The size and complexity of our information technology systems, and those of third-party vendors with whom we contract, make such systems potentially vulnerable to breakdown, malicious intrusion, security breaches, ransomware, and other cyber-attacks, all of which would be costly to remedy. In addition, the use of mobile devices or cloud-based systems that access confidential information increases the risk of data security breaches, which could lead to the loss of confidential information, trade secrets or other proprietary information. Failures of or disruptions to our systems or the systems of third parties on whom we rely, particularly if prolonged, could result in breaches of data security and/or a loss of key data which would adversely affect our reputation, business and results of operations. While we have implemented security measures to protect our data security and information technology systems, such measures may not prevent the adverse effect of such events.
For additional information regarding how we manage information resources and threats, see “Item 16K. Cybersecurity.”
We are required to maintain the privacy and security of personal information in compliance with privacy and data protection regulations worldwide. Failure to meet the requirements could result in fines, penalties, or private actions, harm our business and damage our reputation with customers, suppliers, and associates.
We rely on systems, networks, products, and services, some of which are managed by third-party service providers to protect our information. Increased information security threats, more sophisticated cyber-attacks and a growing base of diversified threat actors continually pose a risk to all systems and data.
Additionally, we collect, store, and process personal information relating to many stakeholders, including our customers, suppliers, and associates. This information is increasingly subject to a variety of U.S. and international laws and regulations, such as the General Data Protection Regulation, as enacted in the European Union, the Data Protection Act in the UK, Canada’s Personal Information Protection and Electronic Documents Act, the California Consumer Privacy Act, Virginia’s Consumer Data Protection Act, the Colorado Privacy Act, the Connecticut Data Privacy Act, the Utah Consumer Privacy Act, the Montana Consumer Data Privacy Act, the Oregon Consumer Privacy Act, the Texas Data Privacy and Security Act, and other emerging privacy and cybersecurity laws internationally, at the federal level in the U.S., and across various U.S. states, that may carry significant potential penalties for noncompliance.
The FTC also sets expectations for failing to take appropriate steps to keep consumers’ personal information secure or failing to provide a level of security commensurate to promises made to individuals about the security of their personal information (such as in a privacy notice) may constitute unfair or deceptive acts or practices in violation of Section 5(a) of the Federal Trade Commission Act (“FTC Act”). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. With respect to privacy, the FTC also sets expectations that companies honor the privacy promises made to individuals about how a company handles consumers’ personal information; any failure to honor promises, such as the statements made in a privacy policy or on a website, may also constitute unfair or deceptive acts or practices in violation of the FTC Act. While we do not intend to engage in unfair or deceptive acts or practices, the FTC has the power to enforce promises as it interprets them, and events that we cannot fully control, such as data breaches, may result in FTC enforcement. Enforcement by the FTC under the FTC Act can result in civil penalties or enforcement actions.

These data privacy and data protection laws and regulations are typically intended to protect the privacy of personal information that is collected, processed, transmitted, and stored. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between a company and its subsidiaries. While we have invested and continue to invest significant resources to comply with data privacy regulations, many of these regulations are new, complex, and subject to interpretation. Noncompliance with these laws could result in negative publicity, damage to our reputation, penalties, or significant legal liability. We could be adversely affected if legislation or regulations are revised or extended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. The landscape of federal and state laws regulating personal information is constantly evolving, and compliance with these laws requires a flexible privacy framework and substantial resources, and compliance efforts will likely be an increasing and substantial cost in the future.
Risks Related to Our International Status and Operations
We are subject to various risks related to the local and international nature of our business, including domestic and foreign laws, regulations, and standards. Failure to comply with such laws and regulations or the occurrence of unforeseen developments such as litigation could adversely affect our business.
Our business operates in several countries including the U.S., UK, Canada, France, Germany, Italy, and Australia and our products are available in 37 countries worldwide. As a result, we are subject to specific risks of conducting business in different jurisdictions across these countries and other parts of the world. Our business is subject to a wide array of domestic and international laws, regulations and standards in jurisdictions where we operate, including advertising and marketing regulations, anti-bribery and corruption/money laundering laws, anti-competition regulations, data protection (including payment card industry data security standards) and cybersecurity requirements (including protection of information and incident responses), environmental protection laws, foreign exchange controls and cash repatriation restrictions, government business regulations applicable to us as a government contractor or supplier selling to governmental agencies, import and export requirements, intellectual property laws, labor laws, product compliance laws, supplier regulations regarding the sources of supplies or products, tax laws, zoning laws, unclaimed property laws and laws as well as regulations and standards applicable to other commercial matters. In particular, occupational health and safety or consumer product safety regulation may require that we take appropriate corrective action, including but not limited to product recall, in respect of products that we have distributed. Managing a product recall or other corrective action can be expensive and can divert the attention of management and other personnel for significant time periods. Moreover, we are also subject to audits and inquiries by government agencies in the normal course of business.
Failure to comply with any of these laws, regulations and standards could result in civil, criminal, monetary and non-monetary penalties as well as potential damage to the Group’s reputation. Changes in these laws, regulations and standards, or in their interpretation, could increase the cost of doing business, including, among other factors, as a result of increased investments in technology and the development of new operational processes. Furthermore, while we have implemented policies and procedures designed to facilitate compliance with these laws, regulations, and standards, and applicable self-regulatory industry codes by region that the Group has committed to follow, but there can be no assurance that neither we nor our associates, contractors or agents will not violate such laws inadvertently, regulations and standards or our policies. Any product recall or other corrective action may negatively affect customer confidence in the relevant Group member’s products and the Group itself, regardless of whether it is successfully implemented. Any such failure to comply or violation could individually or in the aggregate materially adversely affect our business, financial condition, results of operations and cash flows.

We are exposed to risks related to currency exchange rates.
We are incorporated in England and Wales but present our financial statements in U.S. dollars. Based on the country where sales originate, we derived 83%, 81%, and 76% of our net revenues from the U.S. in 2023, 2022, and 2021, respectively. We also conduct business in the U.K., Europe and Australia, among other places. As a result, our agreements with customers not based in the U.S. often involve payments denominated in currencies other than U.S. dollars, which creates foreign currency translation risk. Our operating results are therefore subject to currency fluctuations in translating revenues and costs from those foreign currencies to U.S. dollars. Additionally, if in the future we expand our sales and operations into new markets, different currencies could expose us to additional currency translation risks. These risks increase with the strengthening of the U.S. dollar.
We generally do not actively hedge exchange rate fluctuations, although we attempt to balance large non-U.S. dollar liabilities with a similarly sized assets in the same currency, which is sometimes referred to as a natural hedge. To the extent that we do not hedge our exposure to foreign currency exchange rate fluctuations, or to the extent that such hedging is structured ineffectively or does not offset our exposure to exchange rate fluctuations, our business, financial condition, and results of operations could be materially adversely affected.
Exchange rate fluctuations between local currencies and the U.S. dollar also create risk in other ways, including but not limited to: (i) increasing the U.S. dollar cost of non-U.S. research and development expenses and the cost of sourced product components outside the U.S. (in the case of a weakening of the U.S. dollar); (ii) decreasing the value of our revenues denominated in other currencies (in the case of a strengthening of the U.S. dollar); (iii) distorting the value of non-U.S. dollar transactions and cash deposits; and (iv) affecting commercial pricing and profit margins of our products. These effects can have an adverse impact on our results of operations and financial condition and may also make it more difficult for investors to understand the relative strengths or weaknesses of our underlying business on a period-over-period comparative basis.
Risks Related to Being a Publicly-Traded Company in the U.S.
If we fail to maintain an effective system of internal control over financial reporting (“ICFR”), fail to comply with Section 404 of the Sarbanes-Oxley Act, or if we identify a material weakness, then we may not be able to accurately report our financial results or prevent fraud and, as a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares and may cause other increases in operating costs.
We will be required to comply with the internal control evaluation and certification requirements of Section 404 by the end of our 2024 fiscal year. We have incurred, and expect that we may further incur, significant additional accounting, legal, and other expenses in connection with this transition that may negatively impact our results of operations. If we fail to maintain effective ICFR for any reason, such failure could harm our reputation, operations, financial reporting or financial results and could result in our conclusion that our ICFR is not effective. In addition, if it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting.
Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us, as and when required, conducted in connection with Section 404 or any subsequent testing by our independent registered public accounting firm, as and when required, may reveal deficiencies in our ICFR that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior ICFR could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In other words, a material weakness means there is a risk the financial information we report contains material errors, or that we might be unable to detect fraud. Any system of internal controls, however well-designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. If we cannot conclude that we have effective ICFR, investors could lose confidence in the reliability of our financial statements, which could lead to a decline in the trading price of our ordinary shares. Failure to comply with reporting requirements could also subject us to sanctions and/or investigations by Nasdaq or the SEC or other regulatory authorities.
We are a foreign private issuer. Should we no longer qualify as a foreign private issuer in the future, we may incur significant additional expenses. Also, as a foreign private issuer, we are not subject to SEC proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a domestic U.S. issuer. As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements applicable to domestic U.S. issuers. This may afford less protection to holders of our ordinary shares.
As of June 30, 2023, 59,852,653 shares were held for the benefit of 806 shareholders who were U.S. residents, comprising approximately 43.41% of our issued share capital. Because not more than 50% of our ordinary shares were held by shareholders resident in the U.S., we qualify as a “foreign private issuer” within the meaning of Rule 405 of the Securities Act, as amended (the “Securities Act”) and Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We thus are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. Foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers are required to file their annual report on Form 10-K within 60-90 days after the end of each fiscal year, depending on various factors. Foreign private issuers are also exempt from compliance with Regulation Fair Disclosure, which is aimed at preventing issuers from making selective disclosures of material information.
In addition, as a foreign private issuer whose shares are on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. As a company incorporated in the U.K. and which has a premium listing on the main market of the London Stock Exchange, we may follow our home country's practice with respect to, among other things, Nasdaq rules requiring shareholders to approve equity compensation plans and material revisions thereto. As a result of the above, shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second financial quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2024.
There is a risk that we could lose our foreign private issuer status if more than 50% of our issued ordinary share capital is held by U.S. residents. If we lose our foreign private issuer status, we would become subject to the extensive periodic and ongoing disclosure and reporting requirements under the U.S. securities laws that apply to domestic issuers, including preparing consolidated financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP, in addition to those prepared in accordance with IFRS as required by the listing rules made by the UK Listing Authority under the UK Financial Services and Markets Act 2000 (as set out in the UK Financial Conduct Authority’s Handbook of Rules and Guidance), as amended (the “Listing Rules”)), and preparing quarterly financial statements. We would also be subject to the proxy statement requirements under Section 14 of the Exchange Act, and our officers, directors and principal shareholders would be subject to the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly greater than the costs incurred as a foreign private issuer. If we are required to report as a domestic issuer, we may incur additional expenses which could have an adverse effect on our results of operations.
We will change the financial reporting standards that we apply to our financial statements from IFRS to U.S. generally accepted accounting principles, or “U.S. GAAP” should we no longer qualify as a foreign private issuer (“FPI”), and may voluntarily do so sooner and, as a result, some of our financial data may not be easily comparable to historical financial results.
Should we lose FPI status, SEC rules will require us to transition from IFRS to U.S. GAAP and we will report our financial statements under U.S. GAAP for periods following our loss of FPI status. We may elect to do so sooner. In connection with this transition, we have invested significant resources and time to convert historical financial statements prepared under IFRS from prior fiscal years into U.S. GAAP financial statements.
There have been and there may in the future be significant differences between U.S. GAAP and IFRS, including differences related to intangible assets, capitalized development costs, acquired in-process research and development costs, lease accounting, and income tax. As a result, our financial information and reported earnings for future periods within a fiscal year or any interim period could be significantly different if they are prepared in accordance with U.S. GAAP. Consequently, if we begin reporting in U.S. GAAP, you may not be able to meaningfully compare our financial statements under U.S. GAAP with our historical financial statements under IFRS.
Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters, could significantly affect our financial results or financial condition.
Accounting standards, including both IFRS and U.S. GAAP, and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, such as revenue recognition, asset impairment, inventories, lease obligations, self-insurance, tax matters, pensions and litigation, and impairment of goodwill and other intangible assets are complex and involve many subjective assumptions, estimates and judgments. See, for example, “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates.” Further, these estimates may be more sensitive, particularly regarding assumptions pertaining to the difference between gross revenue and net revenue, than others in our industry or in other industries. Changes in accounting standards or their interpretation or changes in underlying assumptions and estimates or judgments could significantly change our reported or expected financial performance or financial condition.
The obligations associated with being a company publicly traded in the U.S. require significant resources and management attention, and changing laws, regulations and standards are creating uncertainty for U.S. public companies.
As a company publicly traded in the U.S., we incur legal, accounting and other expenses that we did not previously incur. We are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) which contain certain exemptions for FPIs, the listing requirements of Nasdaq, and other applicable securities rules and regulations. The Exchange Act requires that we file annual and other reports with respect to our business, financial condition, and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective ICFR. Furthermore, the establishment and the maintenance of the corporate infrastructure demanded of a company publicly traded in the U.S. may, in certain circumstances, divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition, and results of operations. We have made, and will continue to make, enhancements to our ICFR and accounting systems in order to meet our reporting obligations as a company publicly traded in the U.S. However, the measures we take may not be sufficient to satisfy these obligations. In addition, compliance with these rules and regulations has increased our legal and financial compliance costs and has made some activities more time-consuming and costly. These additional obligations may have a material adverse impact on our business, financial condition, results of operations and cash flow.
In addition, changing laws, regulations and standards relating to corporate governance, ESG matters, and public disclosure create uncertainty for public companies in the U.S., increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We have invested, and expect to continue to invest, resources to comply with evolving laws, regulations and standards, and this investment may result in increased operating expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.
In addition, as a company publicly traded in the U.S., our shareholders may file securities class action litigation against that company based on various claims such as securities fraud and other violations of securities laws when the market price of a company’s shares has been volatile. The defense and disposition of litigation of this type could result in substantial costs and divert resources and the time and attention of our management, which could materially and adversely affect our business or financial condition. See also the discussion of similar, but less common, UK litigation under the caption “UK shareholder claims” in “Item 18. Financial Statements—Audited Consolidated Financial Statements—Note 21. Legal Proceedings.”
Corporate responsibility expectations, specifically related to environmental, social and governance (“ESG”) matters, may impose additional costs and expose us to new risks.
Comprehensive public ESG (Environmental, Social, Governance) and sustainability reporting have become more broadly expected by investors, shareholders and third parties and in many cases becoming mandatory. Certain organizations, including those that provide corporate governance and other corporate risk information to investors and shareholders have developed, and others may in the future develop, scores and ratings to evaluate companies and investment funds based upon ESG or “sustainability” metrics. Moreover, the standards by which ESG matters are measured are developing and evolving, and certain areas are subject to assumptions that could change over time.
Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company’s ESG or sustainability scores as a factor in making an investment decision. In addition, investors, particularly institutional investors, can use these scores to benchmark companies against their peers and if a company is perceived as lagging, may make voting decisions, or take other actions, to hold these corporations and their boards of directors accountable. Board diversity, social issues such as the U.K.’s Equality, Diversity and Inclusion (EDI) factors, and sustainability are ESG topics that are receiving heightened attention from investors, shareholders, lawmakers and listing exchanges, as are claims of corporate greenwashing related to ESG and sustainability communications. Ongoing focus on corporate responsibility matters by investors and other parties as described above may impose additional costs or expose us to new risks.

From time to time, we may announce certain initiatives, including goals, regarding our focus areas, which include environmental matters, responsible sourcing, promoting access to medicines, social investments, and diversity and inclusion. We may face reputational damage in the event our corporate responsibility initiatives or objectives do not meet the standards expected by our investors, shareholders, lawmakers, listing exchanges or other constituencies, if we are unable to achieve an acceptable ESG or sustainability rating from third-party rating services, if we fail or are perceived to have failed in the achievement of our initiatives or goals whether due to changes in our business or otherwise or if we fail to accurately report our progress on such initiatives and goals. A low ESG or sustainability rating by a third-party rating service could also result in the exclusion of our ordinary shares from consideration by certain investors who may elect to invest with our competitors instead.
Any of the above factors could have a material adverse effect on our reputation, business, financial condition, and results of operations. While we monitor a broad range of ESG issues, there can be no certainty that we will manage such issues successfully, or that we will successfully meet the expectations of investors, employees, consumers and other stakeholders.

ITEM 4: INFORMATION ON THE COMPANY
A.History and Development of the Company
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (“SUD”), serious mental illnesses, and opioid overdose. As a pioneer in developing evidence-based treatments for opioid use disorder (“OUD”), our vision is that the millions of people across the globe suffering from substance use disorders and serious mental illness will have access to evidence-based treatment to change lives. As a leader in addiction, Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease.
Building on its portfolio of leading OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder, and co-morbidities, including schizophrenia. We entered the opioid overdose reversal market with our 2023 acquisition of Opiant Pharmaceuticals and our launch of OPVEE (nalmefene) nasal spray for opioid overdose reversal.
Headquartered in the U.S. in Richmond, Virginia, Indivior employs more than 1,100 individuals globally and its portfolio of products is available in 37 countries worldwide.
Our core products include the following approved treatments:
•SUBLOCADE (buprenorphine extended-release) monthly injection;
•SUBOXONE Film (buprenorphine and naloxone sublingual film);
•SUBOXONE Tablet (buprenorphine and naloxone sublingual tablets); and
•SUBUTEX Tablet (buprenorphine sublingual tablets),
all of which are treatments for OUD,
•OPVEE (nalmefene) nasal spray for opioid overdose reversal; and
•PERSERIS (risperidone) extended-release injectable suspension for the treatment of schizophrenia in adults in the U.S.
Product availability varies across the 37 countries in which Indivior treatments are available, including in terms of dosage form, strength and indication.
The Group sells its products in the United States and in other selected areas of the world, such as much of Europe, Canada, Australia and through distribution partners in other parts of the world. Our core geographic market (based on the country where the sale originates) is the U.S., which accounted for 83%, 71%, and 76% of net revenues for the years ended December 2023, 2022, and 2021, respectively.
Our business was initially developed and managed as a separate division of Reckitt Benckiser Group PLC (“RB” and, together with its subsidiaries, the “RB Group”), a public limited company incorporated under the laws of England and Wales. Indivior PLC was incorporated on September 26, 2014 for the purpose of acquiring the specialty pharmaceutical business unit from RB (the “Demerger”). Following the Demerger, which was effective on December 23, 2014, Indivior PLC has operated as a standalone business.
The treatment of OUD as a therapeutic area emerged in the early 1920s. The U.S. government’s efforts to address OUD through supply regulation and control, and to address public health concerns through scientific innovation, influenced a gradual shift in research interest towards developing a treatment for opioid dependence or OUD, as the disorder is presently known.

In 1966, RB led the breakthrough discovery of buprenorphine and developed, in partnership with the U.S. National Institute on Drug Abuse (“NIDA”), buprenorphine for the treatment of opioid dependence. SUBUTEX Tablet (buprenorphine sublingual tablet) was our first approved product specifically indicated for the treatment of opioid dependence. SUBUTEX Tablet was launched in the French market in February 1996 by Schering-Plough, which licensed the global marketing rights to the buprenorphine products from RB Group. Shortly thereafter, SUBUTEX Tablet was approved in additional EU countries. SUBOXONE Tablet (buprenorphine/naloxone) sublingual tablet was approved across the EU by the EMA in September 2006.
In the U.S., the enactment of the Drug Addiction and Treatment Act of 2000 (“DATA 2000”) was a significant development in the history of addiction treatment. Previously, treatment options for opioid dependence in the U.S. were limited: either abstinence-based programs that have a high rate of relapse, or methadone clinics (the only medication-assisted treatment option). Methadone clinics in the U.S. provide daily dosing and may be unpopular with opioid-dependent individuals owing to inconvenience and the significant societal stigma associated with methadone. As a result, many opioid-dependent individuals remained untreated.
Under DATA 2000, office-based physicians who had completed appropriate training were able to obtain a federal waiver to treat a limited number of opioid-dependent patients with medications specifically approved by the U.S. Food and Drug Administration (FDA) for the treatment of opioid dependence, and to prescribe and/or dispense these medications in their office-based settings. By permitting treatment for opioid dependence in the privacy of physicians’ offices with take-home doses, DATA 2000 was significant in creating access to treatment and beginning to treat OUD as a medical condition like other chronic diseases.
In December 2022, Congress enacted the Mainstreaming Addiction Treatment Act (MAT Act) which eliminated the requirement for a health care practitioner (HCP) to apply for a separate waiver through the Drug Enforcement Administration (DEA) to dispense certain treatments (including buprenorphine) for maintenance or detoxification of patients with OUD. Indivior believes the elimination of these requirements as part of this legislation will help to normalize the view of addiction as a chronic brain disease and expand access to evidence-based buprenorphine treatment. The Group supports efforts to encourage more HCPs to provide medication for OUD.
Launch of SUBUTEX Tablets, SUBOXONE Tablets, and SUBOXONE Film in the U.S.
The FDA approved SUBUTEX Tablet (buprenorphine) and SUBOXONE Tablet (buprenorphine/naloxone) in October 2002 and we launched sales of these products in the U.S. in 2003. Subsequently, in August 2010, the FDA approved SUBOXONE Film (buprenorphine/naloxone) sublingual film, which dissolves more quickly than SUBUTEX and SUBOXONE Tablets. We discontinued the U.S. distribution of SUBUTEX Tablets in 2011 and SUBOXONE Tablets in 2013.
Our SUBOXONE Film product already faces four generic competitors in the U.S. We are aware of one competitor that has received FDA approval but is unable to enter the market until January 31, 2025, and another with an application pending before the FDA. Despite the launches of these generic formulations of tablets and film and branded competition, SUBOXONE Film has maintained a meaningful share of the buprenorphine-based opioid dependence treatment market (by mg volume) of approximately 18% - 19% in 2023.
In 2020, the Group’s U.S. sales force ceased promoting SUBOXONE Film as part of the Resolution Agreement with the Department of Justice (“DOJ”), discussed below, and ceased all detailing of the product in that year, though it remains available for sale.
Launch of SUBLOCADE in the U.S.
The FDA approved SUBLOCADE (buprenorphine extended-release) injection for subcutaneous use in 2017 and we launched sales of this product in 2018. As the first long-acting buprenorphine-based injectable approved by the FDA for the treatment of moderate to severe OUD, SUBLOCADE became the largest product by net revenue for the Group by the second quarter of 2022.
Launch of Perseris in the U.S.
The FDA approved PERSERIS as the first once-monthly subcutaneous extended-release injectable suspension of risperidone indicated for the treatment of schizophrenia in adults in 2018. We launched commercial sales of PERSERIS in the U.S. in 2019.
Approval and Launch of OPVEE for Overdose Reversal in the U.S.
In May 2023, the FDA approved OPVEE (nalmefene) nasal spray for the emergency treatment of known or suspected opioid overdose induced by natural or synthetic opioids in adults and pediatric patients aged 12 years and older, as manifested by respiratory and/or central nervous system depression. OPVEE (nalmefene) nasal spray is intended for immediate administration as emergency therapy in settings where opioids may be present. OPVEE (nalmefene) nasal spray is not a substitute for emergency medical care.
We acquired OPVEE as part of our acquisition of Opiant Pharmaceuticals, discussed below. We began marketing OPVEE in the U.S. in October 2023.
In October 2023, we were awarded a contract by the U.S. Biomedical Advanced Research and Development Authority (BARDA) (i) for the procurement of finished, packaged OPVEE held as vendor-managed inventory (VMI) as a medical countermeasure in the event of a synthetic opioid community or mass casualty event, and (ii) to support FDA-required post-marketing requirement studies, a three-year stability study to support shelf-life extension, and real world evidence studies.
The contract with BARDA was funded under the 2004 Project BioShield Act as part of a national preparedness effort to counter opioid overdose emergencies. BARDA will use authority granted under Project BioShield and $32.4 million in Project BioShield-designated funding to support this preparedness effort. This funding covers technical expertise for further clinical development and regulatory approval of OPVEE for use in children under 12 years of age and an initial purchase of OPVEE. The contract also has options for purchases and delivery of OPVEE over 10 years at guaranteed pricing through 2033. Product delivered pursuant to the contract is expected to become part of the U.S. Strategic National Stockpile, which is the United States' national repository of antibiotics, vaccines, chemical antidotes, antitoxins, and other critical medical supplies. The role of the U.S. Strategic National Stockpile is to supplement state and local supplies during public health emergencies.
Seasonality
Sales of the Group’s products can vary over time and tend to be higher in January as persons suffering from addiction resolve to take action, and lower in the latter part of the year as such person may defer taking action. Sales can also be affected by prescriber availability or relative unavailability during the summer and fall holiday seasons.
Agreements with DOJ, FTC and HHS-OIG Regarding Marketing and Promotional Practices
In 2020 the Group and certain of its subsidiaries reached agreements with the DOJ, the U.S. Federal Trade Commission (“FTC”), the U.S. Attorney’s Office for the Western District of Virginia, and U.S. state attorneys general to resolve potential criminal and civil liability arising from an indictment brought in 2019 by a grand jury in the Western District of Virginia, a civil lawsuit in which the DOJ partially intervened and an investigation by the FTC, all of which generally concerned Indivior, Inc. and certain of its subsidiaries’ marketing and promotional practices related to SUBOXONE Film, and SUBOXONE Tablet. The 2019 indictment followed a federal criminal grand jury investigation that began in 2013.
As part of the agreement with the DOJ (“Resolution Agreement”), a wholly owned subsidiary of Indivior PLC pleaded guilty to a single count of making false statements relating to healthcare matters in

2012 in violation of 18 U.S.C. Section 1035 related to SUBOXONE Film, and was excluded from participating in government healthcare programs. The exclusion did not pertain to the rest of the Group and did not limit access to our medications for patients in the U.S. Under the terms of the agreements, DOJ dismissed all charges in the 2019 indictment against the rest of the Group and its subsidiaries and the Group agreed to make payments to federal and state authorities totaling $600 million (plus applicable interest of 1.25% on a portion of that total amount), of which $263 million (including interest) has been paid.
As part of the resolution, the Group and Indivior Inc. agreed to significant compliance and reporting obligations under the Resolution Agreement with DOJ and a stipulated injunction with the FTC, and Indivior Inc. agreed to a Corporate Integrity Agreement (“CIA”) with the U.S. Department of Health and Human Services Office of Inspector General (HHS-OIG”). See (i) “Item 3.D. Risk Factors—”Compliance with the terms and conditions of our Corporate Integrity Agreement, the Resolution Agreement with the U.S. Attorney’s Office for the Western District of Virginia and the U.S. Department of Justice’s Consumer Protection Branch, and the Stipulated Order for Permanent Injunction and Equitable Monetary Relief with the FTC, requires significant resources and management time and, if we fail to comply, we could be subject to criminal charges, penalties, or, under certain circumstances, excluded from government healthcare programs, which would materially adversely affect our business,” (ii) “Item 18. Financial Statements—Audited Consolidated Financial Statements” (iii) “Note 19—Provisions and Other Liabilities,” and (iv) “Item 10. Additional Information—C. Material Contracts.” We have filed copies of the Resolution Agreement, the Corporate Integrity Agreement, and the Stipulated Order for Permanent Injunction and Equitable Monetary Relief between the FTC and Indivior Inc. as Exhibits Nos. 4.3, 4.4, and 4.5, respectively, to this annual report. We have complied and continue to comply with our reporting obligations under each of the agreements and our obligations to make investments in our Global Integrity & Compliance Program to promote compliance and drive continuous learning and evolution of an effective compliance program.
Outside the U.S.
In Europe, generic versions of the SUBUTEX Tablets have been available since 2010 and SUBOXONE Tablets since 2018. Despite strong competition, our group’s total oral buprenorphine medication-assisted treatment ("BMAT") market share (by mg volume) remained significant at 51%, 49%, and 50% in 2023, 2022, and 2021, respectively. In Canada, our SUBOXONE Tablets product faces two generic competitors. In addition, we face competition from branded oral buprenorphine-based tablets and historically well-established methadone oral formulations.
We currently distribute SUBLOCADE (under the name SUBUTEX Prolonged Release in Europe) in the U.S., Australia, Canada, Finland, Germany, and Sweden. Israel, New Zealand, Italy, Norway, Denmark, and Switzerland have approved SUBLOCADE (under the name SUBUTEX Prolonged Release) and we are exploring commercial launch in those countries in the near future.
We distribute SUBOXONE Film in the U.S., Canada, Israel, Denmark, Finland, Germany, Italy, Norway, Sweden, Australia, and Malaysia.
We distribute SUBOXONE Tablets in 35 countries including Europe, the U.K., Canada, and Australia, and SUBUTEX Tablets in 18 countries worldwide, primarily in Europe, including France, UK, Germany, and Italy.
Development Pipeline
In addition to our commercially available products we have a pipeline of new drug candidates for the treatment of cannabis use disorder (“CUD”), opioid use disorder (“OUD”), and alcohol use disorder (“AUD”), which are either licensed, optioned, or owned outright. Our acquisition of Opiant Pharmaceuticals also included an early-stage pipeline asset, discussed below.

Our capital expenditures for the years ended 2023, 2022, and 2021 were $8 million, $5 million and $4 million, respectively. These capital expenditures, were primarily for equipment used in the manufacture of our products. The Group funded these expenditures from its existing cash balances.
Purchase of intangible assets for the years ended 2023, 2022, and 2021 were $171 million, $1 million, and $30 million, respectively and were funded from existing cash balances. The 2023 intangible asset purchases include $126 million related to the in-process research and development value for OPVEE (nalmefene) nasal spray recognized through the Opiant acquisition. Refer to "Item 18. Financial Statements—Note 27 Acquisition of Opiant”. Additionally, 2023 intangible assets purchases include $21 million for the acquisition of INDV-2000 (oral Orexin-1 receptor antagonist) from C4X Discovery and $15 million to secure the global rights to develop, manufacture, and commercialize Alar Pharmaceuticals Inc.’s (“Alar”) portfolio of buprenorphine-based ultra long-acting injectables, including a lead asset (INDV-6001) which is potentially the first three-month long-acting injectable for OUD. In 2021, the intangible assets purchase of $30 million reflects a payment made to Aelis Farma for an exclusive option and license agreement to develop its leading compound (AEF0117) targeting cannabis use disorders.
Acquisition of Opiant Pharmaceuticals and Entry into the U.S. Overdose Reversal Market
The Group entered the opioid overdose reversal market in the U.S. with its acquisition of Opiant Pharmaceuticals, Inc., a Delaware corporation (“Opiant”), which it completed on March 2, 2023. On May 22, 2023, the FDA approved OPVEE (nalmefene) nasal spray for the emergency treatment of known or suspected opioid overdose induced by natural or synthetic opioids in adults and pediatric patients aged 12 years and older, as manifested by respiratory and/or central nervous system depression. OPVEE (nalmefene) nasal spray is intended for immediate administration as emergency therapy in settings where opioids may be present. OPVEE (nalmefene) nasal spray is not a substitute for emergency medical care. Opiant’s early-stage pipeline included a medicine in development for acute cannabinoid overdose.
Acquisition of INDV-2000 (oral Orexin-1 receptor antagonist - non opioid mechanism for OUD) from C4X Discovery
Previously, our rights to INDV-2000 were structured as an exclusive worldwide license. On July 31, 2023, we acquired full rights to the patents and other assets underlying this potential product in exchange for a payment of approximately $20.5 million. As a result, we no longer have any obligation to pay future development or sales milestones or a royalty on net sales of this product candidate.
Acquisition of Long-Acting Injectable Technology from Alar Pharmaceuticals
On October 11, 2023, the Group secured global rights to develop, manufacture, and commercialize Alar Pharmaceuticals Inc.’s (“Alar”) portfolio of buprenorphine-based long-acting injectables, including lead asset INDV-6001, which is potentially the first three-month long-acting injectable buprenorphine for the treatment of OUD. Under the agreement, the Group made an upfront payment of $10 million, which is in addition to the $5 million option payment made by the Group in the first quarter of 2023. Alar would be entitled to potential milestone payments if various developmental, regulatory, and commercial goals are achieved, and entitled to royalties in the low double digit to mid-teens as a percentage of net revenue.
Acquisition of Manufacturing Facility
On November 1, 2023, the Group acquired an aseptic manufacturing facility in Raleigh, North Carolina for upfront consideration of $5 million in cash and assumption of certain contract manufacturing obligations. While currently being used to provide contract manufacturing for certain third parties, over time the Group plans to phase out that contract manufacturing and further develop the site to secure the long-term production and supply of SUBLOCADE and PERSERIS.

Indivior Global Integrity & Compliance Program
Indivior has developed and maintained a compliance function and program dating back to before the demerger from RB Group. It has since undergone continuous improvement and enhancement of its capabilities, including:
•hiring an executive committee level Chief Integrity and Compliance Officer in 2018 who reports directly to the CEO and also to the Board;
•using external consultants to evaluate and assist with evolution of its Global Integrity & Compliance Program; and
•accelerating the build-out of its updated Integrity & Compliance team structure, including hiring additional credentialed personnel.
This team now includes more than 20 professionals who have established and support implementation of the defined and communicated “Indivior Global Integrity & Compliance Program Framework” which is based on the elements of an effective compliance program as defined by governing authorities. Our Integrity & Compliance team assesses risk and assists in meeting the obligations under the CIA, the Resolution Agreement, and the FTC Order. It is responsible for administering our Code of Conduct and related healthcare compliance policies, procedures and guidance with integrated controls. In addition, it works to ensure an appropriate tone at the top, develops various integrity and ethics initiatives, including business-led risk monitoring, educates on relevant risks to help support strong risk monitoring, conducts risk assessments and mitigation, and is responsible for administering the Group’s Global Integrity & Compliance Program, together with the executive committee who are the members of the Indivior Compliance Committee.
Other Information
The Group’s legal name is Indivior PLC. Indivior PLC is a public limited company incorporated under the laws of England and Wales that was incorporated on September 26, 2014. The principal legislation under which the Group operates is the Companies Act. The registered office address of Indivior PLC is: 234 Bath Road, Slough, Berkshire, UK, SL1 4EE and its telephone number is +1 (804) 379-1090. The Group’s website is https://www.indivior.com/.
Our ordinary shares are listed on the premium listing segment of the Official List of the UK Financial Conduct Authority (the “Official List”) and traded on the Main Market of the London Stock Exchange and on the Global Select Market of The Nasdaq Stock Market LLC under the ticker symbol “INDV.”
There has been no public takeover offer as of the date of this annual report by third parties in respect of the Group’s shares or by the Group in respect of other companies’ shares which have occurred during the last and current financial year, other than in respect of acquisitions by the Group in the ordinary course pursuant to its business strategy.
The Group is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers, and under those requirements files reports with the SEC. The SEC maintains a website at http://www.sec.gov from which this annual report and those other reports or other information may be accessed. We also make our electronic filings with the SEC available at no cost on the Group’s Investor Relations website, www.indivior.com/en/investors, as soon as reasonably practicable after we file such material with, or furnish it to, the SEC.
As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly, and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, for so long as we are listed on a U.S. exchange and are registered with the SEC, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will furnish to the SEC, on a Form 6-K, all financial statements and other information required to be furnished on Form 6-K.
B.Business Overview
Industry overview
Substance use and its impact
According to the United Nations Office on Drugs and Crime World Drug Report 2022, an estimated 269 million people worldwide had abused drugs at least once in the previous year, representing nearly one in every 19 people.
People who use drugs regularly are likely to experience negative health consequences. They are also more at risk of contracting infectious diseases such as HIV and hepatitis C, and to experience overdose and suffer premature death. Furthermore, an association exists between SUD and co-occurring or comorbid mental health disorders (for example, depression, anxiety or psychosis). There is also an association between SUD and socioeconomic disadvantage, low educational attainment, increased difficulty in finding and remaining in employment, and financial instability and poverty.
Globally, drug use killed almost half a million people in 2019, while SUD resulted in 18 million years of healthy life lost, mostly due to opioids.
The threat SUD poses to global health has long been recognized, and as such strengthening the prevention and treatment is included in the United Nations’ Sustainable Development Goals for 2030.
Overdose deaths continue to climb in the United States. According to the U.S. Center for Disease Control & Prevention (CDC), there were 111,355 overdose deaths in the 12-month period ending April 2023, compared with 110,394 deaths in the 12-month period ending March 2022. OUD is increasingly dangerous – in the 12-month period ending in May 2023, 80,818 people in the U.S. reportedly died of an opioid overdose, of which 90% (or 73,657 people) were linked to illicit synthetic opioids.

Source: U.S. Centers for Disease Control and Prevention, 2015-2022 Dec period, 2023 August period
Substance use disorder: the disease
Substance Use Disorder ("SUD”) has been described as a “medical disorder that affects the brain and changes behavior.” Various substances may be involved including alcohol, illicit drugs, prescription medications, and even some over-the-counter medicines.
The National Institute on Drug Abuse ("NIDA”), the Substance Abuse and Mental Health Services Administration ("SAMHSA") and the National Institutes of Health ("NIH”) all describe SUD as a long-term and relapsing condition characterized by the individual compulsively seeking and using drugs despite adverse consequences.
Since SUD is marked by periods of recovery and symptom recurrence, or relapse, it resembles other chronic diseases like hypertension and type-2 diabetes. These diseases are lifelong conditions that require continual effort to manage. Symptoms will likely return during periods where treatment compliance is low or absent, and symptoms will likely diminish when compliance to treatment begins again in earnest.
In 2021, 46.3 million people aged 12 or older (or 16.5 percent of the population) met the applicable DSM-5 criteria for having a substance use disorder in the past year, including 29.5 million people who were classified as having an alcohol use disorder and 24 million people who were classified as having a drug use disorder, according to SAMHSA’s 2021 Survey on Drug Use and Health.
There is no single cause of SUD; people begin using substances for many reasons and one person’s path to addiction may look drastically different from that of another. The prevailing view is that no one thing can predict someone’s risk of developing a SUD—rather, the interaction of the person’s unique biology and their environment both influences how the drug will impact a person’s susceptibility to becoming addicted.
Opioid use disorder
Opioids are a major concern in many countries because of the severe health consequences associated with their use, including non-fatal and fatal overdose.

OUD is a growing global public health crisis which still carries significant stigma in many countries. OUD is often perceived as a moral failing and sign of personal weakness rather than a chronic and relapsing disease affecting the brain that can be managed and respond to treatment. As a consequence, we believe coherent action to deal with sufferers and addiction is generally lacking.
According to the United Nations' World Drug Report 2022, approximately 61.3 million people used opioids for non-medical purposes in 2020, corresponding to 1.2% of the global population, and the number of users worldwide has nearly doubled over the past decade. In the U.S., in 2020, an estimated 9.5 million people used opioids non-medically in the past year. Of these, more than 900,000 used heroin.
In addition, the number of deaths from opioid overdose in the U.S. continues to increase. The majority of opioid-related overdose deaths in the U.S. are now the result of fentanyl being ingested as a substitute for heroin or with drugs such as cocaine and methamphetamine that had been adulterated, or “cut,” with the opioid. Fentanyl is 30 to 50 times more potent than heroin and can cause rapid and profound respiratory depression. Individuals may not be aware that they have been exposed to fentanyl-laced drugs including heroin, prescription opioids, or psychostimulants.
Against the context of the dramatic rise in deaths from opioid overdose, Indivior is doing more to understand the interaction between fentanyl and buprenorphine. According to a peer-reviewed study conducted by the University of Leiden in Leiden, Netherlands and completed in 2019, sustained high-plasma concentrations of buprenorphine (similar to those provided by SUBLOCADE at steady-state) significantly reduced fentanyl-induced respiratory depression in opioid-tolerant participants.
The European market is smaller than the U.S. market with an estimated 1 million opioid-dependent individuals, the majority of whom are heroin users. The European market is relatively mature with numbers of patients in treatment being largely stable over the last five years. There are currently approximately 514,000 patients in treatment, but there is also an emerging patient population of opioid analgesic-dependent patients who are currently under-diagnosed. Initial estimates, which we believe are conservative, suggest that in 2017 there were approximately 2 million individuals dependent on prescription opioid analgesics in the UK, France, Germany, Spain, Italy, Sweden, Finland, Canada, Israel, and Australia.
According to the Australian Institute of Health and Welfare, in 2022 on an average day, 55,741 clients received pharmacotherapy treatment for their opioid dependence across Australia. There is increasing awareness among healthcare providers in Australia of the misuse of opioid analgesics and the need for treatment. Recent policy changes to address this concern in Australia include re-classifying products containing Codeine so that they must be dispensed by a pharmacist rather than being available over the counter.
Similarly, according to the Canadian Centre on Substance Use and Addiction, approximately 9.6% of Canadian adults who used opioid medications, or 351,000 persons, reported problematic use, and approximately 153,000 are in treatment according to data from IQVIA (a health information provider). Outside of the U.S., Canada, and Australia, approximately 269 million people aged 15 to 64 suffer from drug use disorders or drug dependence, according to the United Nations Office on Drugs and Crime. Treatment services are generally very underdeveloped (with the exception of Australia and New Zealand), the key challenge being to convince governments to treat addiction as a chronic medical disease rather than a social disorder.
Treatment for Opioid Use Disorder
Medication for opioid use disorder ("MOUD") is the use of medications, in combination with counseling and behavioral therapies, to provide a “whole patient” approach to the treatment of substance use disorders. Medications used in MOUD are approved by the FDA and MOUD programs are clinically driven and tailored to meet each patient’s needs.

Research shows that a combination of medication and psychosocial support can successfully treat these disorders, and for some people struggling with addiction, MOUD can help sustain recovery. MOUD is also used to prevent or reduce opioid overdose.
MOUD is primarily used for the treatment of addiction to opioids such as heroin and prescription pain relievers that contain opiates. The prescribed medication normalizes brain chemistry, blocks the euphoric effects of opioids, relieves physiological cravings, and normalizes body functions without the negative and euphoric effects of the substance. MOUD has been shown to be more effective than medication or counseling alone in treating OUD.
A common misconception about MOUD is that some of the medicines used simply substitute one drug for another. However, these medications may restore healthy brain function, which leads to improvements in behaviors associated with addiction. Longer-term use of these medications is associated with improved outcomes.
Treatment methods in the EU differ from those in the U.S. While U.S. patients can obtain a 30-day prescription and self-administer treatment, such as SUBOXONE Film, prescribed by a treating physician, supervised dosing in the EU requires a daily visit to the clinic for many patients. Methadone and generics are also generally more broadly available as social funding puts pressure on prices, and treatment is more highly regulated. However, the harm reduction mindset is now changing towards recovery and the EU has begun to recognize the need to implement treatment systems that allow patients to return to a more normal lifestyle.
Treatment access
Despite the prevalence of SUD, including opioid misuse, and the existence of effective treatments, including medication for opioid use disorder, most people who need treatment do not seek or receive it. Figures show that only 20% of people with OUD in the U.S. are being treated for it.
People in urgent need of treatment are often unaware of their treatment options, have limited access to treatment and counseling, or simply do not seek it out because they are afraid of being stigmatized. In addition, access is also limited by numerous legal restrictions for pharmacological treatment, inadequate training of clinicians, and the number of HCPs who are willing to treat this population.
Focus on the Criminal Justice System
In the U.S., a substantial share of persons suffering from OUD repeatedly cycle through the criminal justice system. Further, persons exiting the criminal justice system have been shown to be 40 times more likely to suffer from opioid overdose than persons in the general population.
While as recently as 2019 buprenorphine was rarely available to patients in criminal justice settings, such treatment is increasingly becoming available. The shift has been spurred by research findings and pronouncements from industry and professional medical societies that evidence-based treatment for OUD in correctional settings saves lives, which in turn has shaped changes in law and policy. Treatment for OUD in correctional settings has been shown to reduce overdose deaths by 75%, reduce recidivism by 32%, and reduce transmission of HIV and hepatitis.
Public policy is trending toward increasing treatment of SUD and serious mental illness in criminal justice settings. Congress continues considering legislation authorizing Medicaid coverage of persons in correctional settings. The Centers for Medicare & Medicaid Services (CMS) has published guidance to states on how they can apply to the agency for Medicaid funding to support treatment of patients with OUD and mental illness in the criminal justice system up to 90 days pre-release.
The U.S. Department of Justice (DOJ) issued guidance in April 2022 underscoring the rights of persons with OUD to treatment under the Americans with Disabilities Act, including in correctional settings. States have been increasingly enacting legislation and appropriations, and seeking federal waiver authority, to expand treatment availability in criminal justice settings.
Other industry areas
In addition to OUD treatments, we have launched OPVEE (nalmefene) nasal spray for overdose reversal and have a pipeline of new drug candidates for the treatment of cannabis use disorder (“CUD”) and alcohol use disorder (“AUD”) and acute cannabinoid overdose, see “Pipeline,” below.
Also, as noted above, the Group acquired a manufacturing facility in 2023. The purpose of the acquisition was to secure the long-term production and supply of SUBLOCADE and PERSERIS. However, as part of this transaction, the Group assumed certain contractual obligations to manufacture certain products for others for the duration of certain contracts.
Opioid Overdose Reversal
A large and growing addressable market for opioid overdose reversal agents exists in the U.S., driven by sales into community-based and first responder institutions, including fire departments, emergency medical services, law enforcement, other community groups, as well as directly to patients via retail pharmacies. The co-prescribing of opioid overdose reversal agents alongside prescription opioids has also driven growth.
The Group entered the opioid overdose reversal market in the U.S. with its acquisition of Opiant in March 2023. In May 2023, the FDA approved OPVEE (nalmefene) nasal spray for the emergency treatment of known or suspected opioid overdose induced by natural or synthetic opioids in adults and pediatric patients aged 12 years and older, as manifested by respiratory and/or central nervous system depression. OPVEE (nalmefene) nasal spray is intended for immediate administration as emergency therapy in settings where opioids may be present. OPVEE (nalmefene) nasal spray is not a substitute for emergency medical care.
Cannabis Use Disorder
Worldwide, an estimated 209 million individuals used cannabis in 2020, corresponding to more than 4.0% of the global population aged 15–64, according to the United Nations' World Drug Report 2022. The annual prevalence of the use of cannabis remains highest in North America (14.5%), the subregion of Australia and New Zealand (12.1%), and West and Central Africa (9.4%). In the last decade, the number of cannabis users worldwide has increased by nearly 18%.
In the U.S. 2022, 70.3 million people aged 12 or older (or 24.9%) used illicit drugs in the past year. Marijuana was the most used illicit drug, with 22.0% of people aged 12 or older (or 61.9 million people) using it in the past year.
The most recent Global Burden of Disease study published by The Lancet, which included 195 countries over the 1990-2016 period, estimated that 22.1 million people met the diagnostic criteria for CUD (289.7 cases per 100,000 people). Cannabis is the most commonly used substance of abuse in the U.S. after alcohol and tobacco. Nearly 50 million people used marijuana in the U.S. in 2020 and 14.2 million people in the U.S. had a CUD during the same period.
Cannabis remains the most widely used illicit drug worldwide. The increase in cannabis users goes in parallel with a long-term trend of increase of THC (tetrahydrocannabinol, the principal psychoactive ingredient) concentrations in seized cannabis in Europe and the U.S. In the states that have legalized cannabis in the U.S. (cannabis is legal for adult recreational use in 24 states and Washington, D.C. and for medical use in 38 states and Washington, D.C.), there has been a diversification of cannabis products, different methods of use, and changes in the potency of THC content in the available products.
A common assumption about the risk for CUD among users is that it is rare. However, recent U.S. data suggests that 3 out of 10 cannabis users eventually developed CUD (as defined in the DSM-IV). The risk of progression from cannabis use to CUD also increases with frequency of use. In the U.S., adults with CUD, on average, use cannabis 6.2 out of 10 days over a year, and about 1 in 19 non-dependent weekly cannabis users progressed to dependence within a year.
Alcohol Use Disorder
According to a 2018 report from the WHO, in 2016 the harmful use of alcohol resulted in about three million deaths, or 5.3% of all deaths around the world.
An estimated 5.1% of the global burden of disease is attributable to alcohol consumption. Alcohol is also associated with significant societal costs, including those related to violence, child neglect and abuse, and absenteeism in the workplace. Therapeutic approaches, including pharmacotherapy, play a pivotal role in treating patients with alcohol use disorders but are commonly underutilized.
Globally an estimated 237 million men and 46 million women suffer from alcohol-use disorders with the highest prevalence among men and women in the European region (14.8% and 3.5%) and the Americas region (11.5% and 5.1%). According to the 2022 National Survey on Drug Use and Health (NSDUH), 29.5 million people ages 12 and older in the U.S. (10.5% in this age group) had alcohol use disorder in the past year. A study by the National Institute on Alcohol Abuse and Alcoholism (NIAAA), published recently in the Journal of the American Medical Association, shows that after increasing approximately 2.2% per year over the previous two decades, alcohol-related deaths spiked 25.5% between 2019 and 2020, totaling nearly 100,000 deaths. Meanwhile, alcohol-associated liver disease deaths increased by 22.4% with alcohol-related traffic deaths increasing by 14%.
Schizophrenia
Schizophrenia is a mental disorder characterized by continuous or relapsing episodes of psychosis, an abnormal condition of the mind that results in difficulties determining what is real and what is not real. Major symptoms include hallucinations (typically hearing voices), delusions, and disorganized thinking. Other symptoms include social withdrawal, decreased emotional expression, and apathy.
Schizophrenia affects an estimated 2.1 million people in the U.S., according to the National Institute of Mental Health. Adherence is a major problem leading to relapse and often hospitalization. Between 20-40% of schizophrenia patients attempt suicide, between 5-13% actually die of suicide, and 41.7% of patients who suffer from schizophrenia have a substance use disorder comorbidity.
The estimated excess economic burden of schizophrenia in the U.S. doubled between 2013 and 2019, and was $343.2 billion in 2019, including $251.9 billion in indirect costs (73.4%), $62.3 billion in direct health care costs (18.2%), and $35.0 billion in direct non–health care costs (10.2%). The largest drivers of indirect costs were caregiving ($112.3 billion), premature mortality ($77.9 billion), and unemployment ($54.2 billion). Cost offsets, representing $6.0 billion (1.7%), were subtracted from direct non–health care costs.
The patient journey for someone with schizophrenia is difficult. The symptoms of schizophrenia itself can impair a person’s ability to understand or perceive their own illness, which is one key reason why people with schizophrenia stop taking their medication.
Epidemiological and clinical studies have shown that psychiatric disorders like schizophrenia, but also including borderline and antisocial personality disorders, bipolar, depression and anxiety disorders are highly co-morbid with substance use disorders, a condition referred to as “dual” or “co-occurring” disorders. The presence of co-occurring conditions increases severity and complicates recovery from addiction, and a natural outgrowth of increased severity is to recognize a multidisciplinary and holistic approach to the treatment of patients suffering from substance use disorders.
Schizophrenia requires ongoing treatment to manage symptoms and prevent relapse. Treatments include antipsychotic medications and supportive psychosocial treatment. Anti-psychotic medicines have a large and established market with an estimated 70 million prescriptions and over $20 billion in U.S. gross sales in the recent 12 months ending October 2022, according to data from IQVIA and Symphony Healthcare. Long-acting injectable (“LAI”) antipsychotics were prescribed more than 2.1 million times and make up annual sales of approximately $8.1 billion in gross sales in the U.S. grew at a compound annual growth rate of approximately 14% over the past five years, according to the same sources. Treatment of schizophrenia drives a majority of LAI prescriptions, and risperidone is one of the most commonly used antipsychotic used to treat schizophrenia.
We began marketing PERSERIS, (risperidone) extended-release injectable suspension in the U.S. in 2019. This product is an extended-release monthly formulation of risperidone, one of the most widely prescribed drugs for the treatment of schizophrenia, according to data from Symphony Healthcare.
Products of the Indivior Group
Our core marketed products are described below:

Product	Active Ingredients	Delivery Method	Main Markets	2023[1] Global Net Sales (in millions)
Opioid Use Disorder
Long-Acting Injectable				$630.0
SUBLOCADE and SUBUTEX PRO extended-release Injectable	Buprenorphine	Extended-release injectable suspension	U.S., Australia, Canada, Israel, Finland, Germany, New Zealand, and Sweden.
Sublingual				$421.0
SUBOXONE Film	Buprenorphine and Naloxone	Sublingual film that adheres under the tongue or on the inside of the cheek for direct absorption into the bloodstream	U.S., Canada, Israel, Denmark, Finland, Germany, Italy, Norway, UK, Sweden, Australia, and Malaysia
SUBUTEX Tablet	Buprenorphine	Sublingual tablet that is placed under the tongue to dissolve	18 countries worldwide, primarily in Europe, including France, UK, Germany, and Italy
SUBOXONE Tablet	Buprenorphine and Naloxone	Sublingual tablet that is placed under the tongue to dissolve	35 countries worldwide
Opioid Overdose Reversal
OPVEE (nalmefene) nasal spray[1]	Nalmefene	Nasal spray	U.S.	NM2
Schizophrenia
PERSERIS extended-release Injectable	Risperidone	Extended-release injectable suspension	U.S.	$42.0
____________
(1)See “Item 5.A - Operating Results” for data for each of the last three financial years.
(2)We launched OPVEE (nalmefene) nasal spray in the U.S. in the fourth quarter of 2023.

SUBLOCADE Long-acting injectable (buprenorphine) extended-release injection
As the first long-acting buprenorphine-based injectable approved by the FDA for the treatment of moderate to severe OUD, SUBLOCADE is a highly differentiated treatment. Our RECOVER extension study, which was a 24-month observational study of individuals who participated in the Phase 3

SUBLOCADE study, assessed life changes in patients with OUD who received SUBLOCADE as part of a randomized clinical efficacy study. It showed that SUBLOCADE may translate into (1) increased abstinence from illicit opioids compared to placebo; (2) improved patient-reported quality-of-life outcomes (such as health status, employment and insurance status, and healthcare resource utilization); and (3) improved recovery post-treatment. Administration of monthly subcutaneous injections of SUBLOCADE also eliminates the risk of missing daily doses that might result in subtherapeutic plasma levels (see below), potentially leading to relapse to opioid-seeking and opioid-taking behaviors. Finally, because SUBLOCADE may only be administered by a healthcare practitioner via a closed distribution system whereby the patient never has access to the drug, it is expected to reduce the potential for diversion or misuse.
The logic that underpins this technology lies in a deep understanding of the relationship between buprenorphine plasma levels, whole-brain mu-opioid receptor occupancy (MOR) in the brain, and the key clinical pharmacodynamic effects of withdrawal suppression and opioid blockade. Clinical studies confirmed that the minimum threshold plasma concentration of buprenorphine needed to effectively block the subjective drug-liking effects of a full opioid agonist such as hydromorphone is 2 ng/mL, which translated into at least 70% MOR occupancy for the entire one-month period. These unique pharmacokinetic and pharmacodynamic properties of SUBLOCADE also translated into clinical efficacy and safety and better patient outcomes.
The expected benefits of these levels of receptor occupancy/opioid blockade are that:
•Patients would likely experience substantially reduced levels of cravings associated with addiction;
•Patients should receive no gratification from abuse of opioids;
•Levels of adherence and compliance with treatment should be significantly improved because it is administered once monthly and late administration of up to 14 days is not expected to affect clinical efficacy;
•It is designed to protect patients right from the start of treatment, through every day of the month, including moments of vulnerability;
•For physicians, there should be positive clinical and patient outcomes using this technology;
•For physicians and wider society, there should be reduced levels of potential diversion and abuse compared to sublingual buprenorphine—once injected, the buprenorphine cannot easily be extracted and diverted; and
•For payors, the benefit should come in reduced costs from higher compliance, better clinical outcomes and reduced abuse and diversion.
We currently distribute SUBLOCADE (under the name SUBUTEX Prolonged Release in Europe) in the U.S., Australia, Canada, Finland, Germany, and Sweden. Israel, New Zealand, Italy, Norway, Denmark, and Switzerland have approved SUBLOCADE (under the name SUBUTEX Prolonged Release) and we are exploring commercial launch in those countries in the near future.
SUBOXONE Film (buprenorphine and naloxone) sublingual film
SUBOXONE Film was initially launched in the U.S. in 2010 and is currently sold in the U.S. and more than 30 other countries. It is one of only four products currently approved by the FDA for the treatment of opioid dependence pursuant to DATA 2000 in both the induction and maintenance phases of treatment (although several are approved for “treatment of opioid dependence”). SUBOXONE Film was developed as an alternative to the sublingual tablet.

SUBOXONE Film was developed through an exclusive agreement with Aquestive (formerly known as Monosol), utilizing its proprietary technology, to deliver SUBOXONE Film in a fast-dissolving sublingual film.
SUBOXONE Film containing 2 mg buprenorphine and 0.5 mg naloxone, and 8 mg buprenorphine and 2 mg naloxone, was first approved for the maintenance treatment of opioid dependence in the U.S. in August 2010, in Australia in December 2010, and in Malaysia in July 2013. Additional dosage strengths of SUBOXONE Film containing 4 mg buprenorphine and 1 mg naloxone, and 12 mg buprenorphine and 3mg naloxone, were subsequently approved in the U.S. in August 2012 and in Australia in May 2014. SUBOXONE Film was also approved in the U.S. in April 2014 for use in the induction phase of buprenorphine-based treatment of opioid dependence. In addition, on September 22, 2021 the FDA approved the buccal (against the cheek) route of administration for SUBOXONE Sublingual Film. Patients may now choose either sublingual or buccal administration.
The Group’s U.S. sales force ceased promoting SUBOXONE Film as required by the Resolution Agreement with the DOJ and ceased all detailing of the product in 2020, though it remains available for sale. For more information, see “Item 18. Financial Statements—Audited Consolidated Financial Statements—Note 19. Provisions and Other Liabilities” and “Item 10. Additional Information—C. Material Contracts.”
SUBOXONE Tablet (buprenorphine and naloxone) sublingual tablet
SUBOXONE Tablet is a fixed-dose combination of buprenorphine and naloxone in the ratio of four parts buprenorphine to one part naloxone. SUBOXONE Tablet was designed to discourage intravenous abuse of the tablet formulation in patients dependent on full opioid agonists (e.g., heroin and morphine). Naloxone is a potent antagonist at opioid receptors.
SUBOXONE Tablet containing 2 mg buprenorphine and 0.5 mg naloxone, and 8 mg buprenorphine and 2 mg naloxone, was approved in the U.S. by the FDA in October 2002 as an orphan drug for maintenance treatment of opioid dependence.
SUBOXONE Tablet is approved in 37 countries and currently distributed in 35 countries. We discontinued distribution of SUBOXONE Tablet in the U.S. market in March 2013.
SUBUTEX Tablet (buprenorphine) sublingual tablet
SUBUTEX Tablet containing 0.4 mg, 2 mg, and 8 mg buprenorphine was first approved for the treatment of opioid dependence in France in July 1995 and was launched in the French market in February 1996. In April 2003, 2 mg and 8 mg tablets were subsequently approved in the U.S. and launched but were discontinued from sale in the U.S. market in September 2011. We currently distribute SUBUTEX tablets 18 countries worldwide, primarily in Europe, including France, UK, Germany, and Italy, but not in the U.S.
OPVEE (nalmefene) nasal spray
On May 22, 2023, the FDA approved OPVEE (nalmefene) nasal spray for the emergency treatment of known or suspected opioid overdose induced by natural or synthetic opioids in adults and pediatric patients aged 12 years and older, as manifested by respiratory and/or central nervous system depression. OPVEE (nalmefene) nasal spray is intended for immediate administration as emergency therapy in settings where opioids may be present. OPVEE (nalmefene) nasal spray is not a substitute for emergency medical care. OPVEE contains 2.7 mg nalmefene.
Nalmefene works quickly by blocking the brain opioid receptors. In a clinical model of opioid-induced respiratory depression in opioid-experienced, non-dependent subjects, OPVEE had an onset of action of 2.5 to 5 minutes and fully reversed respiratory depression as early as 5 minutes after OPVEE administration. Other clinical data include a terminal plasma half-life of approximately 11 hours. While the duration of action of nalmefene is as long as most opioids, a recurrence of respiratory depression is possible.
We believe that a large and growing addressable market for opioid overdose reversal agents exists in the U.S. driven by sales into community-based and first responder institutions, as well as directly to patients via pharmacies. The current addressable market in the U.S. is substantial, to ensure an opioid overdose reversal agent is available for all first responders, including fire departments, emergency medical services, federal law enforcement, local law enforcement, and other community groups. We also expect the primary customers for OPVEE to include state health departments, substance abuse centers, federal agencies, and consumers through pharmacies fulfilling physician-directed or standing order prescriptions. The co-prescribing of opioid overdose reversal agents alongside prescription opioids has also driven market growth.
PERSERIS Long-acting injectable (risperidone) extended-release injection
PERSERIS (risperidone extended-release) is a novel sustained-release formulation of risperidone administered monthly for the treatment of schizophrenia. Risperidone is a well-established medicine for schizophrenia.
PERSERIS consists of a two-syringe system the contents of which are mixed immediately prior to administration. One syringe contains the delivery system and the other contains the sterile drug substance risperidone. PERSERIS’ extended-release delivery system forms a subcutaneous (under the skin) depot that provides sustained levels of risperidone over one month. Clinically relevant levels were reached after the first injection of PERSERIS without use of a loading dose or any supplemental oral risperidone. Initial peak risperidone plasma levels occur within four to six hours of dosing and are due to an initial release of the drug during the depot formation process.
The FDA approved PERSERIS in 90 mg and 120 mg doses in 2018 and we launched it in the U.S. in 2019.
Competition
We operate in a highly competitive industry. While we seek patent and trademark protection where appropriate, several of our branded products face competition from generic products in key markets as well as competition from alternative products and treatments.
For example, SUBLOCADE is patent protected in the U.S., Australia, Canada, the UK, Ireland, France, Germany, Italy, Spain, Denmark, Finland, Norway, the Netherlands, Switzerland, Sweden, Israel, Japan, Mexico and New Zealand. However, Camurus, in partnership with its U.S. marketing partner Braeburn, recently obtained FDA approval of its long-acting injectable buprenorphine product BRIXADI® in the U.S. Outside the U.S., this product (marketed as BUVIDAL®) enjoys first mover advantage in all countries except Canada. It is well established in the Nordics (Norway, Sweden, Finland, and Denmark) and Australia, and available in other parts of Europe.
Our SUBOXONE Film product already faces four generic competitors in the U.S. We are aware of one competitor that has received FDA approval but is unable to enter the market until 2024, and another with an application pending before the FDA. We have seen our market shares of film decline to an average share of 19% during 2023 and expect further declines if other competing products become available or if existing participants choose to disrupt the market in line with industry analogs. We no longer promote SUBOXONE Film in the U.S. as discussed above.
In contrast, no generic competition is present in Australia. In Europe and Canada, we have recently launched SUBOXONE Film and it enjoys patent protection until 2030.
Our SUBOXONE Film and SUBOXONE and SUBUTEX Tablets face generic competition in most markets. In Europe, generic versions of the SUBUTEX Tablets have been available since 2010 and

SUBOXONE Tablets since 2018. In addition, we face competition from branded oral buprenorphine-based tablets and historically well-established methadone oral formulations. In Canada, our SUBOXONE Tablets product faces two generic competitors. We have seen our market share of SUBOXONE Tablets eroding overtime. Further, our SUBOXONE Film and SUBOXONE and SUBUTEX Tablets face competition from branded oral buprenorphine-based tablets and historically well-established methadone oral formulations.
OPVEE is the first nalmefene nasal spray approved by the FDA for the emergency treatment of known or suspected opioid overdose in adults and pediatric patients aged 12 years and older, as manifested by respiratory and/or central nervous system depression. OPVEE (nalmefene) nasal spray is intended for immediate administration as emergency therapy in settings where opioids may be present. OPVEE (nalmefene) nasal spray is not a substitute for emergency medical care. It competes with branded and generic naloxone nasal sprays including Narcan® (naloxone HCI) Nasal Spray 4 mg (which is not available without a prescription), 4 mg naloxone generic equivalents, and KLOXXADO® (naloxone HCI) Nasal Spray 8 mg. It also competes with naloxone or nalmefene administered by syringe and over-the-counter (“OTC”) intranasal naloxone HCl.
We launched our PERSERIS long-acting injectable for the treatment of schizophrenia in the U.S. in February 2019. While it enjoys patent protection, PERSERIS faces competition from other long-acting injectables, including existing products from competitors such as Johnson and Johnson, Otsuka, Teva and Alkermes, as well as potential future entrants, in addition to a heavily genericized oral market.
The introduction of generic or branded products that compete with the Group’s products or heightened competition amongst existing participants could impact both the market share of the Indivior Group’s products and pricing and, therefore, adversely impact its results of operations. The introduction of generic products typically leads to a loss of sales of a branded product and/or a decrease in the price at which branded products can be sold. In addition, legislation enacted in the U.S. and several EU countries allows for, and in a few instances in the absence of specific instructions from the prescribing physician, mandates the dispensing of generic products rather than branded products where a generic version is available.
Research and Development
We invest in research and development to create innovative medications and services that address the needs of patients with the complex chronic condition of SUD. These efforts include the development of new medications that are designed to minimize diversion and misuse, increase compliance with treatment, support public health, improve patient outcomes and expand access to treatment for areas of SUD where no pharmacotherapy is currently available.
Chronic addictive behaviors are characterized by compulsive drug and alcohol use, loss of control over drug-seeking and drug-taking, and an intense drive to take the drug at the expense of other behaviors, with little regard for subsequent consequences. From a psychiatric perspective, SUD has aspects of both impulse control disorders and compulsive disorders. In addictive and compulsive disorders, which have prominent motivational drivers, dysfunction in the brain’s cortical regions significantly affects cognitive regulatory processes such that the individual fails to inhibit self-defeating urges or desires appropriately. This failure to resist repetitive, maladaptive behaviors is a key clinical feature of SUD, and aspects of decision-making are compromised either directly (i.e., a dysfunctional inhibitory system) or indirectly (i.e., a dysfunctional reward system).
Indivior has a long history of supporting the SUD treatment community: it discovered buprenorphine in 1966 and has been involved in manufacturing and supplying buprenorphine to patients as a treatment for OUD. Indivior has built a portfolio of treatments for OUD and a pipeline of new molecules to address other chronic conditions and co-occurring disorders of SUD. Indivior launched the first buprenorphine-based medication for the treatment of OUD in France in 1996. The Group’s medications are now available in 37 countries and include buprenorphine sublingual tablets (SUBUTEX), buprenorphine and naloxone sublingual tablets (SUBOXONE), buprenorphine and naloxone sublingual film (SUBOXONE Film), and the first FDA-approved once-monthly injectable buprenorphine formulation (SUBLOCADE). All along, Indivior has invested in education programs on evidence-based treatment models that have helped change modern addiction medicine and transform the perception of SUD from a global human crisis to a chronic disease that should be recognized and treated.
Our research and development personnel also have experience in opioid overdose reversal as a result of our acquisition of Opiant Pharmaceuticals, Inc. in March 2023. Members of our Research and Development staff contributed to the development and regulatory approval of OPVEE (nalmefene) nasal spray for the emergency treatment of known or suspected overdose induced by natural or synthetic opioids in adults and pediatric patients aged 12 years and older. On September 27, 2023, the U.S. Biomedical Advanced Research and Development Authority (BARDA) awarded us a $32 million contract to support FDA-required post-marketing requirement studies, 3-year stability studies to support shelf-life extension, real world evidence studies, and procurement of packaged OPVEE held as vendor-managed inventory (VMI) as a medical countermeasure in the event of a synthetic opioid community or mass casualty event.
Indivior also launched the first FDA-approved once-monthly injectable risperidone formulation (PERSERIS) for the treatment of schizophrenia.
Our research and development team is led by our Chief Scientific Officer, Dr. Christian Heidbreder, a leading authority on the development of SUD treatments, and consists of approximately 100 persons distributed across the following sub-functions:
•Global Chemistry, Manufacturing, and Controls ("CMC") includes capabilities spanning formulation development, analytical development, chemical development, process development, and technology transfer. Indivior CMC facilities based in Hull (United Kingdom) and Fort Collins (Colorado, USA) are equipped with cutting-edge technologies including pilot plant storage, formulation laboratories, analytical laboratories, chemistry laboratories, stability chambers, office spaces, and support spaces. These facilities are also built to environmental and energy-saving standards, including the installation of a solar panel farm to increase use of renewable energy.
•Global Medicines Development encompasses all required functions to support clinical and nonclinical development, from early to late stage clinical development including pivotal Phase 3 trials and post-marketing commitment and requirement studies: (1) medical, scientific writing, publications and communication; (2) clinical development and operations; (3) data and statistical sciences; (4) clinical pharmacology and nonclinical sciences; (5) epidemiology, health economics and outcomes research; (6) clinical, medical and safety compliance, and (7) drug discovery and translational medicine.
•Global Regulatory Affairs focuses on (1) regulatory strategy; (2) regulatory CMC and compliance; (3) regulatory operations; (4) global labeling and advertisement/promotion; and (5) local regulatory affairs.
•R&D Strategy and Business Operations enhances organizational coordination, and value-based decision-making for the research and development pipeline, through resource planning, optimization of systems, processes, and support of portfolio governance.
Our research and development function endeavors to conduct all clinical trials (Phase I through Phase IV) in partnership with Clinical Research Organizations. During Phase II and Phase III of clinical trials, because the formulation of the medication must be finalized and the scalability of production proven, we engage contractors with the relevant capabilities. During the various phases of clinical trials, the number of participants in, and consequently the expenses related to, the project increase significantly. Please refer to “Item 5. Operating and Financial Review and Prospects” for further details of research and development expenses during the financial periods included in this annual report.

Pipeline
Our research and development activities are focused on building on our leadership position in the treatment of SUD. Through active collaborations and partnerships, we are investing to advance research into the development of molecules to treat cannabis use disorder ("CUD”), opioid use disorder ("OUD") and alcohol use disorder ("AUD"). However, our pipeline reflects only potential products, and any product requires completion of clinical trials to demonstrate safety and efficacy, and approval by the FDA. See “Item 3.D—Risk Factors—Clinical trials for the development of products, including our key pipeline products, may be unsuccessful and our product candidates may not receive authorization for manufacture and sale.”
AEF0117 Synthetic CB1 Specific Signaling Inhibitor for Cannabis Use Disorder
In June 2021, we formed a strategic partnership with French company Aelis Farma (“Aelis”). This partnership gives Indivior an exclusive option for AEF0117, Aelis’ first-in-class synthetic Signaling Specific inhibitor (SSi) engineered to modulate the cannabinoid type 1 (CB1) receptor (CB1-SSi) for the treatment of CUD. Aelis Farma is currently conducting a clinical Phase 2B trial which is a randomized, double-blind, placebo-controlled, prospective, multicenter study conducted in the U.S. on 330 treatment-seeking adult volunteers with a cannabis use of five days or more per week who meet diagnostic criteria for moderate to severe CUD. The primary efficacy end point is the response to treatment defined as one day or less of cannabis use per week from week five to week 12. Other CMC, nonclinical toxicology, and clinical work-streams are progressing in parallel. During the option period, Aelis is fully in charge of clinical and nonclinical development activities.
The estimated last subject last visit for the Phase 2B trial is in the second quarter of 2024 with the final clinical study report in the third quarter of 2024. Upon completion of this Phase 2B trial and end-of-Phase 2 meeting with the FDA, which we expect to occur in late 2024 or early 2025, Indivior will have the opportunity to exercise the option for $100 million in exchange for an exclusive global license to develop, manufacture, and commercialize AEF0117 and would assume responsibility and costs for all future development, regulatory, commercial, and manufacturing activities. Upon commercialization, we would also pay Aelis Farma a tiered royalty on net sales ranging from low teens to no more than 20%).
The U.S. patents for AEF0117 expire in 2033 and 2039, and the former patent might be extended until 2038. AEF0117, if approved, would address the growing need for treatments targeting CUD. There are no FDA-approved medications for CUD. We believe AEF0117 is the most advanced new chemical entity under investigation and, if approved for use by the FDA, represents a unique opportunity to address a growing public health need.
INDV-2000 Selective Orexin-1 Receptor Antagonist for Opioid Use Disorder
We are developing INDV-2000 (Selective Orexin-1 Receptor Antagonist), as a non-opioid treatment for moderate to severe OUD. The development plans of INDV-2000 based on two Phase 1 clinical trials (single and multiple ascending dose studies) were successfully discussed during a November 3, 2023, end-of-Phase 1 meeting with the FDA paving the way to the initiation of a clinical Phase 2 proof-of-concept study in the second quarter of 2024. Supportive clinical and non-clinical studies as well as formulation development and manufacturing activities are currently ongoing.
Previously, our rights to INDV-2000 were structured as an exclusive worldwide license. On July 31, 2023, we acquired full rights to the patents and other assets underlying this potential product in exchange for a payment of approximately $20.5 million. As a result, we no longer have any obligation to pay future development or sales milestones or a royalty on net sales of this product candidate.
The U.S. patents for INDV-2000 expire in 2037.

INDV-1000 Selective GABAb Positive Allosteric Modulator for AUD
We are developing INDV-1000 (Selective GABAb Positive Allosteric Modulator) for the treatment of AUD in collaboration with ADDEX Therapeutics. It is in the pre-clinical development phase. Two lead molecules and a potential back-up have been identified, synthesized and fully characterized in in vitro and in vivo pharmacological experiments. A lead clinical candidate selection is planned for June 2024
Our rights to INDV-1000 are structured as an exclusive worldwide license. Upon commercialization, we would pay to ADDEX a tiered royalty on net sales generally ranging from single digits to low teens.
INDV-5004 - Drinabant Injection for Acute Cannabinoid Overdose ("ACO")
Drinabant is a selective, high affinity cannabinoid CB-1 receptor antagonist that we are developing for the treatment of ACO. The combination of rising use of cannabis, wider availability driven by legalization, and the development of highly potent cannabis strains has led to an increase in the prevalence of patients presenting to the emergency department with ACO and cannabinoid hyperemesis syndrome. There are currently no FDA approved treatments for ACO.
In a proof of principle study that Sanofi completed with 36 patients, oral drinabant blocked both subjective and objective psychological effects of inhaled delta9-tetrahydrocannabinol ("THC"). Sanofi also generated extensive safety data in Phase 1 and 2 studies with more than 700 subjects for up to 24 weeks.
A collaboration with the National Center for Advancing Translational Sciences (NCATS) is enabling us to optimize a drug product formulation of INDV-5004 and conduct toxicology and safety IND-enabling studies. Good Laboratory Practice (GLP) safety and a Phase 1 development package will be initiated in the first quarter of 2024.
In December 2018, we signed an exclusive global licensing agreement with Sanofi for the development and commercialization of drinabant for the treatment of acute cannabinoid overdose. The agreement contemplates potential development milestone payments of up to $8.1 million, a tiered royalty on net sales ranging from mid-single digits to low teens, and potential sales milestone payments of up to $36 million. INDV-5004 remains in development.
The United States Patent and Trademark Office (USPTO) issued Patent No. 11,471,437 entitled “Compositions and methods for treating cannabinoid hyperemesis syndrome with a cannabinoid receptor antagonist” for INDV-5004. This patent covers INDV-5004 as a method of treatment for CHS using drinabant administered as a parenteral formulation and expires in 2040.
Acquisition of Long-Acting Injectable Technology from Alar Pharmaceuticals
On October 11, 2023, the Group secured global rights to develop, manufacture, and commercialize Alar Pharmaceuticals Inc.’s (“Alar”) portfolio of buprenorphine-based long-acting injectables, including lead asset INDV-6001, which is potentially the first three-month long-acting injectable buprenorphine for the treatment of OUD. Under the agreement, the Group made an upfront payment of $10 million, which is in addition to the $5 million option payment made by the Group in the first quarter of 2023. Alar would be entitled to potential milestone payments if various developmental, regulatory, and commercial goals are achieved, and entitled to royalties in the low double digit to mid-teens as a percentage of net revenue.
Partnership with Click Therapeutics
On September 7, 2023, we announced the execution of a new collaboration agreement with Click Therapeutics for the development and commercialization of prescription digital therapeutics to treat SUD, beginning with OUD. Through a novel mobile application, CT-102, the collaboration aims to help close major gaps in OUD treatment, such as access to high-quality, personalized psychosocial treatment. Click will lead development with an iterative, patient-centric and evidence-based approach that leverages the company’s end-to-end development capabilities and proprietary technology platform. This phased process is designed to ensure CT-102 will be launched as a best-in-class therapy supported by compelling evidence that will drive broad access and adoption. These efforts will start with a preliminary exploration phase to explore and define the product scope that will best match the needs of patients, providers and payers. The target completion of the exploration phase is in the third quarter of 2024.
Manufacturing
Raw Materials
Active Pharmaceutical Ingredients (“API”)
The Group sources a large portion of its active pharmaceutical ingredients from its own manufacturing facilities. The API used in our buprenorphine products are manufactured at our Fine Chemical Plant (“FCP”) located in Hull, United Kingdom. The FCP manufactures the buprenorphine hydrochloride (“HCl”) and the buprenorphine base active pharmaceutical ingredients (‘‘buprenorphine’’) used in the formulation of SUBLOCADE long-acting injection, SUBOXONE Film, SUBUTEX Tablet, and SUBOXONE Tablet. The FCP has the capacity to produce all of our current buprenorphine HCl requirements with approximately 30% demonstrated capacity remaining. A third-party manufacturer performs an additional purification step for the crystallized buprenorphine base that we use to make SUBLOCADE (sold under the name SUBUTEX Prolonged Release outside the U.S.). We believe there are adequate supplies of the raw materials used to manufacture buprenorphine, and the ingredient is readily available from other suppliers (although it would require significant time to qualify and obtain regulatory approval to change suppliers).
We procure the naloxone HCl active pharmaceutical ingredient mainly from two suppliers for both SUBOXONE Tablet and SUBOXONE Film, although the ingredient is readily available from other suppliers (although it would require significant time to qualify and obtain regulatory approval to change suppliers).
Buprenorphine and products containing buprenorphine are classified as Schedule III controlled narcotics in the U.S. and require permits for import and export. An annual importation assessment value for buprenorphine and products containing buprenorphine is set by each importing country through the International Narcotics Control Board (the “INCB”). Once the assessment value has been reached for a given country, no additional import permits may be issued unless proper justification for an assessment value increase is provided to the respective country’s governing body, which reports to the INCB. While this process has not impacted product supply to our patients in the past, it presents a manufacturing and product supply risk that must be monitored and managed closely.
We procure risperidone mainly from a single supplier for PERSERIS. While the ingredient is readily available from other suppliers, it would require significant time to qualify and obtain regulatory approval to change suppliers.
We procure the active ingredient (nalmefene) and the absorption enhancer (dodecyl maltoside) for OPVEE from single suppliers.
SUBLOCADE
SUBLOCADE (buprenorphine extended-release) injection for subcutaneous use is manufactured under an agreement with Curia (formerly known as AMRI). We provide the buprenorphine base, polymer and syringe assembly used in the manufacture of SUBLOCADE.
Curia has two manufacturing facilities located in Burlington, Massachusetts and Albuquerque, New Mexico. Manufacture of all SUBLOCADE output for the U.S. market is approved at both facilities, while output intended for the rest of the world is only approved at the Burlington facility. We are developing plans to obtain approval to manufacture SUBLOCADE for the rest of the world at the Albuquerque facility.

We rely on third parties to fill syringes with the API and polymer, to package the products, and to perform quality assurance and quality testing.
In addition, on November 1, 2023, the Group acquired an aseptic manufacturing facility in Raleigh, North Carolina for upfront consideration of $5 million in cash and assumption of certain contract manufacturing obligations. While currently being used to provide contract manufacturing for certain third parties, over time the Group plans to phase out that contract manufacturing and further develop the site to secure the long-term production and supply of SUBLOCADE and PERSERIS. However, it will take considerable time and investment in equipment and validation testing before we can make regulatory submissions to gain approval for commercial manufacture of SUBLOCADE at this site. See “Item 3.D.—Risk Factors—We rely on third parties to manufacture commercial supplies of most of our products, whose facilities and processes must meet stringent regulatory requirements.”
SUBOXONE Film
SUBOXONE Film is manufactured under an exclusive license and supply agreement with Aquestive Therapeutics (formerly known as MonoSol RX). Under the terms of the agreement, Aquestive is the exclusive global manufacturer and primary packager of SUBOXONE Film and is prohibited from developing any other film product containing buprenorphine without our written consent. We provide both the buprenorphine HCl and the naloxone HCl used in the manufacture of SUBOXONE Film.
Aquestive has two manufacturing facilities located in Portage, Indiana. Manufacture and primary packaging of all SUBOXONE Film output for most markets is now approved at both facilities.
SUBOXONE and SUBUTEX Tablets
We contract with Reckitt Benckiser Group PLC (“RB”) to manufacture SUBOXONE and SUBUTEX Tablets. We provide both buprenorphine HCl and naloxone HCl used in the manufacture of SUBOXONE and SUBUTEX Tablets. RB manufactures and performs the packaging of all SUBOXONE and SUBUTEX tablets globally at its facility in Hull, United Kingdom.
OPVEE (nalmefene) nasal spray
We have contracted for the commercial supply of OPVEE with Summit BioSciences. SpecGx LLC provides the nalmefene and Neurelis, Inc. provides the dodecyl maltoside (an absorption enhancer) used in the manufacture of OPVEE. Our license agreement with Neurelis obligates us to pay a tiered low to mid-single digit royalty on net sales, and potential sales milestones of up to $5 million for the sale of each of nalmefene, naloxone, or naltrexone products.
PERSERIS Long-Acting Injectable
PERSERIS has two components. Syringe A, also known as the liquid syringe, contains the delivery system and is manufactured under a supply agreement with Curia. Syringe B, also known as the powder syringe, contains risperidone active pharmaceutical ingredient (API) and is manufactured under a supply agreement with Patheon Pharmaceuticals, LLC (“Patheon”). Patheon has a manufacturing facility located in Greenville, North Carolina and Curia has a manufacturing facility located in Burlington, Massachusetts.
The finished product is later terminally sterilized after packaging into cartons. We provide the API, polymer, and syringe assembly used in the manufacture of Syringe A and Syringe B, respectively. Contents in Syringe A and Syringe B are mixed before administering to the patient. We rely on third parties to fill syringes with the API and polymer, to package the products, to perform site quality assurance testing, and terminally sterilize the products.
Manufacturing capacity for PERSERIS is currently single sourced. However, with the November 2023 acquisition of the Raleigh, North Carolina manufacturing site, we are developing plans to add PERSERIS Syringe A manufacturing to the site as a second source of supply. As described above with SUBLOCADE, it will take considerable time and investment in equipment and validation testing before we can make regulatory submissions to gain approval for commercial manufacturing of PERSERIS Syringe A at this site. See “Item 3.D.—Risk Factors—We rely on third parties to manufacture commercial supplies of most of our products, whose facilities and processes must meet stringent regulatory requirements.”
Other Products
We sold the TEMGESIC product line globally in 2021 (other than North America) but continue to supply TEMGESIC to the purchaser of that business. We contract with the RB Group to manufacture and package TEMGESIC and globally at its facility in Hull, United Kingdom. We provide the API used in the manufacture of this product.
Additional Manufacturing and Distributions Processes
We outsource to third parties certain aspects of the manufacturing and distribution process, including: (i) packaging our products with tamper evident pouches or child resistant components, in cardboard cartons, (ii) terminally sterilizing products that are not able to be manufactured under aseptic conditions, and (iii) securely storing products, fulfilling orders, and providing other customer service functions.
Acquisition of Manufacturing Facility
On November 1, 2023, the Group acquired an aseptic manufacturing facility in Raleigh, North Carolina for upfront consideration of $5 million in cash and assumption of certain contract manufacturing obligations. The site will be further developed to secure the long-term production and supply of SUBLOCADE and PERSERIS Syringe A.
Sales, Marketing and Distribution
Our sales, marketing, and distribution processes for our products begin with a focus on the patient. Our products are intended for patients who suffer from OUD, opioid overdose, or schizophrenia, each a highly stigmatized disease or disease state. These patients are found not just in private physician offices, but also in emergency rooms, hospitals, addiction or rehabilitation centers, organized health systems ("OHSs") and, frequently, as part of their journey with addiction, as incarcerated individuals in the criminal justice system. Accordingly, we focus our sales and marketing efforts not just on physicians in private practice but also to healthcare providers situated in these diverse treatment environments.
Our sales, marketing, and distribution efforts vary by market.
United States
We derive approximately 83% of our net revenues, and an even larger portion of our profitability, from the U.S. market. Unlike many markets in the rest of the world, the U.S. market is not a single payor market. Instead, our activities are directed at a patchwork of federal and state agencies, organized health systems, criminal justice systems, and healthcare providers who provide treatment and assistance for patients suffering from OUD and schizophrenia.
Payors and Reimbursement
We have dedicated professionals responsible for obtaining access and eliminating barriers to care at the national, regional, and state payor level, including every state Medicaid program. We have coverage from approximately 90% of payors for our OUD and schizophrenia products, including almost all commercial insurance payors, and the Veterans’ Administration, the Department of Defense, and the Bureau of Indian Affairs.
A significant portion of our customers are reimbursed through the Medicaid plans of states and the District of Columbia, primarily because most individuals suffering from OUD are not employed or do not have employer-based health coverage.

We have begun offering OPVEE to various government entities and community agencies. These organizations typically receive grant funding related to the opioid epidemic which can be used for overdose reversal medications.
Organized Health Systems ("OHS")
Many patients who use our products are found at OHSs, such as hospitals and managed care organizations. OHS are an important channel for our products because they have the resources and administration to appropriately handle controlled substances that are prescribed, delivered, and stored, and are equipped to administer the requirements applicable to our products, including REMS. Our OHS Access Team and Key Account Team call on key decision makers at OHSs to expand access to our products. Our goal is to ensure access to our products by establishing treatment protocols (both medical and logistical), removing barriers to access, gaining formulary access where needed, and ensuring that protocols are in place to ensure compliance with applicable DEA, state, and local requirements regarding the storage of controlled substances. As part of this process, the sales team focuses on effectively communicating the scientific rationale and the benefits of our products, appropriately balanced with safety information, and the OHS Access Director Team and medical team focus on potentially better adherence, increased continuity of care, and overall cost and resource optimization in the total treatment plan.
Criminal Justice Systems ("CJS")
We also have dedicated teams for customers in the CJS, including various types of prisons, such as state departments of corrections, county jails, and federal prisons, along with specialty treatment courts. A specialty treatment court is a court with expertise in substance abuse disorders which may offer alternative and deferred prosecution arrangements for appropriate persons.
For prisons, our dedicated teams attempt to increase access to our products, overcome logistical barriers to care, and promote particular products, but do not call on HCPs behind the walls of the prisons.
For specialty treatment courts, our Criminal Justice Access Directors educate judges, prosecutors, social workers, and patients about the benefits of our products. The patient is ultimately referred to an HCP, either in a private office or federally qualified health center, where the decision to use medication for OUD, such as SUBLOCADE, is the patient’s decision with the assistance of his or her HCP. At these referral sites and locations, our sales personnel coordinate with the HCPs and their staff to ensure understanding of the scientific rationale and the benefits of our products, appropriately balanced with safety information.
Commercialization Activities
Our commercial activities in the U.S. are currently focused on SUBLOCADE long-acting injectable, PERSERIS long-acting injectable and OPVEE nasal nalmefene spray. We do not promote SUBOXONE Film in the U.S. Our sales organization in the U.S. comprises approximately 275 trained and experienced pharmaceutical professionals, which we call Clinical Specialists, who are managed by Area Sales Managers. Clinical Specialists act as a vital link between the various stakeholders within the addiction community, including key opinion leaders, counselors, treatment advocates, pharmacists, nurses and healthcare providers in specialized treatment centers. We believe that our clear focus on patient needs helps deepen customer relationships which then allows the team the time to engage in clinical and logistical discussions that dramatically improve patient access to treatment with SUBLOCADE and PERSERIS.
Our Clinical Specialists are supported by dedicated and experienced professionals in our managed care group who create access to treatment for patients by partnering with U.S. commercial payors and federal, state, and local governmental payors.
OPVEE

Our commercialization efforts for OPVEE initially are not targeted at patients or HCPs. Instead, we expect the primary customers for OPVEE will be:
•first responders, including state and local law enforcement and in some cases, emergency medical services;
•state and county health departments, and municipalities;
•community groups, including schools and substance abuse centers;
•emergency departments;
•the federal government and its agencies;
•correctional institutions; and
•consumers through pharmacies fulfilling physician-directed or standing order prescriptions.
Our commercialization strategy for OPVEE includes ensuring access to OPVEE via inclusion in state standing orders, enabling public funding, establishing relevant state emergency medical protocols, and securing adjustments to state Good Samaritan laws, through the work of our government affairs and medical teams.
In October 2023 we were awarded a contract by BARDA for the procurement of finished, packaged OPVEE held as vendor-managed inventory (VMI) as a medical countermeasure in the event of a synthetic opioid community or mass casualty event. We expect product delivered pursuant to the contract to become part of the U.S. Strategic National Stockpile, which is the United States' national repository of antibiotics, vaccines, chemical antidotes, antitoxins, and other critical medical supplies. The role of the Strategic National Stockpile is to supplement state and local supplies during public health emergencies. The contract also has options for purchases and delivery of OPVEE over 10 years at guaranteed pricing through 2033.
Ultimately, or goal is to establish OPVEE as a differentiated brand by developing real world evidence, driving awareness by providing education to key stakeholders, and establishing OPVEE as the standard of care.
Advocacy, Education, and Patient Support
We collaborate with patient organizations, stakeholders and policymakers to achieve our vision that the millions of people across the globe suffering from substance use disorders and serious mental illness will have access to evidence-based treatment to change lives. Our advocacy agenda focuses on expanding access to treatment, advancing treatment equity, and increasing focus on patients in correctional settings.
Our educational and engagement efforts have focused on expanding the availability of treatment options beyond the clinical setting in the U.S. in order to give patients the flexibility to receive appropriate treatment in the privacy of a physician’s office.
We also advocate for access to evidence-based treatment in correctional settings to ensure that resources are focused where challenges are greatest.
Equity in treatment is a barrier to care for patients. For instance, patients in correctional settings sit outside the insurance system and are ineligible by federal law for Medicaid benefits. We work to advance initiatives to increase patient access to medical care while incarcerated as well as access to care and coverage as they re-enter their communities. We also advocate to eliminate other barriers to care, including prior authorizations, step edits, and deductibles.

We have various programs to help patients access our products. For example, we sponsor a commercial co-pay assistance program that helps patients meet co-payment obligations imposed by their commercial insurance.
Additionally, we sponsor an insurance reimbursement hub to facilitate the dispensing of our products that HCPs and pharmacies may access via telephone to confirm coverage and level of benefits. We also provide patient access specialists to problem solve access issues, coverage, and coding (after a product has been ordered).
There has been enhanced scrutiny of company-sponsored patient assistance programs, both from government enforcement and payors.
Medical Affairs
Our Medical Affairs Team, which supports HCPs and health administrators and includes Medical Science Liaisons and Medical Outcomes Value Liaisons responsible for responding to unsolicited off-label questions, clarifying data related to our products, working with study investigators, and developing and delivering real world evidence regarding the usage and potential benefits or risks of a medical product derived from an analysis of real-world data.
Marketing
Our marketing efforts are focused on reaching the sufferers of the diseases that our products treat and the HCPs who treat them. In each of our markets, our commercial activities are supported by strategic planning, business analytics and measurement, and quarterly territory plans, ensuring that each market and sales territory is effectively resourced to maximize market access, and to increase appropriate use of our products.
In the U.S., our marketing team is responsible for claims development as well as developing marketing and sales materials, product websites, conference presentations and presence, and media plans which are reviewed by our Promotions Review Committee (PRC) consisting of medical, regulatory, and legal team members to assess compliance with rules and regulations as appropriate. We also provide reimbursement support for our U.S. markets. In addition, we have established strong marketing expertise in increasing disease state and treatment awareness, embedded in various platforms including grassroots, digital and traditional media. We employ third party vendors, such as advertising agencies, market research firms and suppliers of marketing and other sales support-related services, to assist with our commercial activities.
The challenges that we face in the sales process for our products include:
•understanding of the science that underpins the SUBLOCADE and PERSERIS value propositions,
•considerations related to buprenorphine being a controlled substance that is subject to regulation in the countries where our products are marketed,
•SUBLOCADE having been approved by the FDA with a REMS,
•SUBLOCADE requiring secure, refrigerated storage and the requirement that SUBLOCADE and PERSERIS be administered by an HCP, and
•developing strategies to ensure market acceptance of OPVEE, competing with an established product, and serving customers, most of which are expected to be incremental to our existing customer base.

To assist our sales and marketing efforts, we invest in data infrastructure and related professionals to derive insights from our data. These insights allow us to prioritize our marketing efforts, identify obstacles and barriers to treatment, and suggest new approaches.
Distribution
We distribute our products in 37 countries. Based on the country where sales originate, we derived 83%, 81%, and 76% of our net revenues from the United States in 2023, 2022, and 2021, respectively.
The distribution of our buprenorphine products is more complicated than other specialty pharmaceutical products because buprenorphine is regulated in the U.S. as a Schedule III drug by the FDA, and similarly restricted by law enforcement authorities in the rest of the world. Additionally, certain products, like SUBLOCADE, utilize a restricted delivery network. Additionally, to ensure proper administration, SUBLOCADE and PERSERIS may only be administered by an HCP and are not dispensed to the patient directly. To ensure that our products are available to HCPs and patients, we utilize specialty distributors and a network of several hundred specialty pharmacies that are equipped to adhere to these special requirements.
In contrast, SUBOXONE Film may be dispensed directly to a patient by a pharmacy with an appropriate DEA license. Accordingly, a substantial portion of our sales are to pharmaceutical wholesalers, specialty pharmacies, and distributors who, in turn, sell our products to pharmacies, hospitals, and other customers, including federal and state entities.
Our three largest customers (which are wholesale pharmaceutical companies in the U.S.) accounted for 54%, 55%, and 57% of global net revenues in 2023, 2022, and 2021. Our largest customer accounted for 19%, 22%, and 21% of our net revenues in 2023, 2022, and 2021. These customers are our primary purchases of SUBOXONE Film in the U.S., and as sales of SUBLOCADE grow, which is sold mostly through specialty pharmacists and specialty distributors, the relative importance of these three largest customers declines.
Logistics
We use central third-party logistics and warehouses that comply with applicable local regulations for storage and distribution of our products into the supply chain. Our third-party logistics provider specializes in integrated operations that include warehousing and transportation services that can be scaled and customized to our needs based on market conditions and the demands and delivery service requirements for our medicines and materials. Their services eliminate the need to build dedicated internal infrastructures that would be difficult to scale without significant capital investment. Our third-party logistics provider warehouses all medicines in controlled FDA-registered facilities in the U.S., or which meet applicable requirements outside the U.S. Orders are prepared and shipped through an order entry system to ensure adequate supply and delivery of our medicines.
Rest of the World
Our commercial activities are currently focused on SUBLOCADE long-acting injectable (also called SUBUTEX Prolonged Release), SUBUTEX Tablet, SUBOXONE Tablet and SUBOXONE Film. Depending on the size and demands of the relevant markets, dedicated teams of clinical liaisons, health policy liaisons, or a combination of both, work to accelerate access to treatment for patients.
In Canada and in approved markets in Europe and Australia, we have a field force of sales specialists. In markets where these products either are not approved or are unable to be promoted under local regulation, we have medical affairs personnel responsible for responding to medical information requests and for providing information consistent with local treatment protocols with respect to such products. In certain European markets, we have a sales team and a team of medical science liaisons supporting our rolling launches of SUBLOCADE and SUBOXONE Film.

Outside the U.S. and Europe, we directly market SUBLOCADE, SUBOXONE Film, and SUBOXONE Tablets in in Canada and SUBLOCADE, SUBOXONE Film, and SUBUTEX Tablets in Australia. We also utilize distributors in certain markets outside the U.S. where we do not market our products directly.
We distribute our products internationally using contracted third-party distribution services:
•in Canada, we use a single distribution partner; and
•in Europe, we use 2 distribution hubs, one in the UK and one in France, and 13 pre-wholesalers that sell our product on consignment. Additionally, we have 12 distribution partners across Europe.
•Outside North America and Europe we have 3 pre-wholesalers that sell our product on consignment, and nine distributors across 12 countries.
Intellectual Property
We own or license several patents and patent rights in the U.S. and other countries covering or relating to certain of the products and pipeline products mentioned above and have created brand names and also registered trademarks where appropriate for our products. Generally, and where possible, we rely upon patent protection to ensure market exclusivity for the life of the patent. We consider the overall protection of our patents, trademarks, and license rights to be of material value and take actions to protect these rights from infringement or misuse where appropriate.
The majority of an innovative product’s commercial value is usually realized during the period in which the product has market exclusivity. In the branded pharmaceutical industry, an innovator’s product’s market exclusivity is generally determined by two forms of protection: patent rights held by the innovator company; and any regulatory forms of exclusivity to which the innovator is entitled. In the U.S. and some other countries, when market exclusivity expires and generic versions of a product are approved and marketed, there are often very substantial and rapid declines in the branded product’s sales. The rate of this decline varies by country and by therapeutic category; however, following patent expiration, branded products often continue to have some market viability based either upon the goodwill generated by the product name, which typically benefits from trademark protection, or upon the difficulties associated with replicating the product formulation or bioavailability.
Patents are a key determinant of market exclusivity for most branded pharmaceuticals as they can provide the innovator with the right to exclude others from practicing an invention related to the product. Patents may cover, among other things, the active ingredient(s), various uses of a drug product, pharmaceutical formulations, drug delivery mechanisms, the manufacture of products and processes for the manufacture of products, and intermediate compounds useful in the manufacture of products. Protection for aspects of individual products extends for varying periods in accordance with the expiry dates of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent, its scope of coverage and the availability of meaningful legal remedies in the country. However, patents and other forms of protection can never protect us from all forms of competition, such as from similar products or from alternatives. See, for example, “Item 4.Information on the Company—B. Business Overview—3. Competition.”
Many developed countries provide certain non-patent incentives for the development of pharmaceuticals. For example, the U.S., EU and Japan each provides for a minimum period of time after the approval of certain new drugs during which the regulatory agency may not rely upon the innovator’s data to approve a competitor’s generic copy. Regulatory exclusivity is also available in certain markets as incentives for research on new indications, orphan drugs (drugs that demonstrate promise for the diagnosis or treatment of rare diseases or conditions) and medicines that may be useful in treating pediatric patients. Regulatory exclusivity is independent of any patent rights and can be particularly important when a drug lacks broad patent protection. However, most regulatory forms of exclusivity do not prevent a second innovative competitor from gaining regulatory approval prior to the expiration of regulatory exclusivity when the second innovative competitor has conducted its own safety and efficacy studies on its drug, even when that drug is identical to that marketed by the first innovator.
We estimate the likely market exclusivity period for each of our branded products on a case-by-case basis. It is not possible to predict with certainty the length of market exclusivity for any of our branded products because of the complex interaction between patent and regulatory forms of exclusivity, the relative success or lack thereof of potential competitors’ experience in product development and inherent uncertainties concerning patent litigation. There can be no assurance that a particular product will enjoy market exclusivity for the full period of time that we currently estimate or that the exclusivity will be limited to the estimate.
We also rely on trade secrets, know‑how and inventions, which are not protected by patents and try to protect this information by entering into confidentiality agreements with parties that have access to it, such as our corporate partners, collaborators, licensees, employees, and consultants. We also license or assign certain intellectual property rights to third parties.
The Group (generally Indivior UK Limited) also owns or licenses, patent rights (i.e. granted patents or pending applications) in certain key jurisdictions in respect to our products and pipeline products. The patent rights listed below are those which are critical to our products:

Product	Patent Type	Application or Patent No.	Expiration Date
SUBLOCADE	Method	9,272,044 10,198,218 10,592,168 10,646,484* 11,000,520 11,839,611 17/283,931	June 6, 2031 June 6, 2031 June 6, 2031 June 15, 2038 November 6, 2035 November 6, 2035 October 11, 2039
	Formulation	8,921,387 8,975,270 9,498,432 9,782,402 9,827,241 10,558,394	January 6, 2032 Sept. 5, 2031 June 6, 2031 June 6, 2031 June 6, 2031 June 25, 2031
	Means Plus Function	17/985,253	November 6, 2035
PERSERIS	Method	9,186,413 10,058,554 10,376,590 11,712,475 17/424,321	February 13, 2028 September 26, 2026 February 13, 2028 February 13, 2028 January 21, 2040
	Formulation	9,180,197 9,597,402 10,010,612 10,406,160 11,013,809 11,110,093	February 13, 2028 September 26, 2026 February 13, 2028 September 26, 2026 February 13, 2028 September 26, 2026
	Means Plus Function	18/083,774	February 13, 2028
	Device	11,478,407 11,578,498 18/515,859	July 20, 2038 July 20, 2038 July 20, 2038
OPVEE	Formulation and Methods	11,458,091 17/055,647 17/881,306	July 10, 2038 May 15, 2039 August 4, 2042
	Formulations	17/881,191	November 9, 2037
	Methods	17/291,979 18/174,858	November 7, 2039 November 7, 2039
Licensed Technology
The U.S. Patent and Trademark Office (USPTO) issued Patent No. 11,458,091 which includes claims covering combinations of nalmefene and Intravail® (dodecyl maltoside, an absorption enhancer) in a nasal formulation which expires in 2038. In addition, we license certain patents and other intellectual property, including Intravail® from Neurelis, Inc. (f/k/a Aegis Therapeutics, LLC). Our license agreement obligates us to pay certain development milestones, which are not material, a tiered low to mid-single digit royalty on net sales, and potential sales milestones of up to $5 million each for the sale of certain nalmefene, naloxone, or naltrexone products that incorporate the Intravail® absorption enhancer. We also use Intravail® in OPVEE.

Regulatory Overview
Our activities are subject to a rigorous regulatory framework on a local and international level that conditions and affects our activities. The process of obtaining regulatory approvals and the subsequent compliance with applicable laws, regulations and other requirements require the expenditure of substantial time and financial resources. The following is a summary of the regulatory landscape applicable to our business and the reimbursement schemes applicable to our products in the key markets in which we operate.
United States
Overview
Pharmaceutical companies operate in a highly regulated environment. In the U.S., we must comply with laws, regulations and other requirements promulgated by numerous federal and state authorities, including the FDA and other agencies and divisions of the Department of Health and Human Services, the Drug Enforcement Agency (“DEA”), and other agencies of the DOJ, the Consumer Product Safety Commission, the Environmental Protection Agency, the U.S. Bureau of Customs and Border Protection (the “CBP”), and state agencies such as boards of pharmacy. Applicable legal requirements govern to varying degrees the research, development, manufacturing, commercialization and sale of our prescription pharmaceutical products, including pre-clinical and clinical testing, approval, production, labeling, sale, distribution, import, export, post-market surveillance, advertising, dissemination of information and promotion. Failure to comply with applicable legal requirements can result in product recalls, seizures, injunctions, refusal to approve or withdrawal of approval of product applications, monetary fines or criminal prosecution.
Food and Drug Administration
The FDA’s authority to regulate pharmaceuticals comes primarily from the Federal Food, Drug, and Cosmetic Act (“FFDCA”). In addition to reviewing NDAs for branded drugs and additional new drug applications ("ANDAs") for generic drugs, the FDA has the authority to ensure that pharmaceuticals introduced into interstate commerce are neither “adulterated” nor “misbranded.” Adulterated means that the product or its manufacture does not comply with FDA quality and related standards. A drug is adulterated if, among other things: (i) it is prepared under unsanitary conditions such that it may have been contaminated or may cause injury to patients, (ii) its manufacture does not comply with cGMP, (iii) it does not comply with an official compendium, (iv) its strength, purity or quality differs from that which it purports to possess, or (v) if it is manufactured, processed or held in a facility which refuses FDA inspection. Misbranded means, among other things, that the labeling of, or advertising or promotional materials for, the product contains false or misleading information, fails to conform to the FDA approval for the drug, or fails to include required information about risks.
In order to market and sell a new drug product in the U.S., a drug manufacturer must file with the FDA an NDA that shows the safety and effectiveness of the new drug. In order to market and sell a generic version of an already-approved drug product, a drug manufacturer must file an ANDA that shows that the generic version is, with narrow exceptions, the same active ingredient, dosage form, strength and route of administration as a previously approved reference product, and “bioequivalent” to that reference product, meaning that it is absorbed at the same rate and to the same extent as the reference product. The FDA classifies certain generic drugs as “therapeutically equivalent,” meaning that they are expected to have the same clinical effect and safety as the branded drug product. Alternatively, a manufacturer may submit an NDA under FFDCA section 505(b)(2) for a drug product that has some differences from an already-approved drug product, but that relies in whole or in part on the findings of safety and/or effectiveness of a previously approved reference product, or on medical literature. A section 505(b)(2) NDA must demonstrate that the proposed product is safe and effective notwithstanding the differences from the approved drug product.

Research, Development and NDA process
The path leading to FDA approval of an NDA for a new drug begins when the drug product is merely a chemical formulation in the laboratory. In general, the process involves the following steps:
(i)completion of formulation, laboratory and animal testing in accordance with good laboratory practices (“GLP”), which characterizes the drug product from a pre-clinical perspective and provides preliminary evidence that the drug product is safe to test in human beings;
(ii)filing with the FDA an Investigational New Drug Application ("IND") which once effective will permit the conduct of clinical trials (testing in human beings under adequate and well-controlled conditions) in the U.S.;
(iii)designing and conducting clinical trials to show the safety and efficacy of the drug product in accordance with good clinical practice ("GCP") and other requirements;
(iv)submitting the NDA for FDA review, which generally must include data from at least two well-controlled clinical trials demonstrating safety and effectiveness, as well as characterization of the drug product and a description of the manufacturing process, controls and facilities;
(v)satisfactory completion of FDA pre-approval inspections regarding the conduct of the clinical trials and manufacturing at the designated facility or facilities in accordance with current Good Manufacturing Practices ("cGMP");
(vi)if applicable, completion of an FDA Advisory Committee meeting in which the FDA requests views and recommendations from outside experts in evaluating the NDA;
(vii)final FDA approval of the full prescribing information, labeling and packaging of the drug product; and
(viii)in some cases, commitments to meet post-approval requirements, including ongoing monitoring and reporting of adverse events related to the drug product, implementation of a Risk Evaluation and Mitigation Strategy ("REMS") program, if applicable, and conduct of any agreed post-marketing requirement or post-marketing commitment studies.
Clinical trials are typically conducted in four sequential phases, although they may overlap. The four phases are as follows:
(i)Phase I trials are typically small (fewer than 100 study subjects and often involving healthy volunteers) and are primarily designed to determine the pharmacokinetics and toxicity of the drug product.
(ii)Phase II trials usually involve 100 to 300 participants and are designed to determine whether the drug product produces any clinically significant effects in patients with the intended disease or condition and to provide further information about safety and dosing. If the results of these trials show promise, then larger Phase III trials may be conducted.
(iii)Phase III trials are often multi-institution studies that involve a large number of participants and are designed to show efficacy and safety in the intended treatment population. Phase III (and some Phase II) trials are designed to be pivotal trials. The goal of a pivotal trial is to establish the safety and efficacy of a drug product with sufficient robustness for purposes of regulatory approval.
(iv)Phase IV studies are conducted following approval. In some cases, the FDA requires post marketing requirement studies or post-marketing commitment studies after the NDA has been approved. Such post-marketing clinical studies or surveillance programs are intended to obtain more information about the risks of harm, benefits and optimal use of the drug product by evaluating the results of the drug product in a larger number of patients. The FDA may require post-approval studies either at the time of approval or, if it becomes aware of new safety information, after approval.
A drug manufacturer may conduct clinical trials either in the U.S. or outside the U.S., but in all cases must comply with GCP and must ensure that there is: (i) a legally effective informed consent process when enrolling participants; (ii) an independent review by an Institutional Review Board or ethics committee to minimize and manage the risks of harm to participants; and (iii) ongoing monitoring and reporting of adverse events related to the drug product.
In addition, under the Pediatric Research Equity Act 2003 ("PREA") as amended, all NDAs must include assessments on a drug in pediatric patients unless the applicant receives a waiver or deferral. A drug sponsor may also seek to conduct a clinical trial of a drug product on pediatric patients based on a written request from the FDA in order to obtain a form of marketing exclusivity as permitted under the Best Pharmaceuticals for Children Act 2002, as amended. Under PREA, FDA may require post-approval studies assess the safety and effectiveness of the indication in pediatric patients.
The path leading to FDA approval of a section 505(b)(2) NDA for a drug product that has differences from an already approved product is somewhat shorter. In a section 505(b)(2) NDA, the drug sponsor relies, in whole or in part, on investigations to which the sponsor does not have a right of reference to establish that its proposed product is safe and effective. For example, a section 505(b)(2) NDA may rely on published literature or on the FDA’s prior finding of safety and effectiveness of another company’s product. Section 505(b)(2) NDAs are typically used for new products with differences from previously approved products such as in dosage forms, dosage strengths, route of administration or indication and where, therefore, an ANDA may not be used. New clinical trial data may also be needed to establish that the proposed product is safe and effective given its differences.
Under the U.S. Prescription Drug User Fee Act 1992, as amended, the FDA has the authority to collect fees from drug manufacturers who submit NDAs and section 505(b)(2) NDAs for review and approval. For U.S. fiscal year 2024, the user fee rate has been set at $4,048,695 for an NDA and $2,024,348 for an NDA not requiring clinical data, generally certain section 505(b)(2) NDAs.
ANDA process
The path leading to FDA approval of an ANDA is very different from that of an NDA. By statute, the drug manufacturer does not complete pre-clinical studies and safety and efficacy clinical trials, and instead focuses on a showing of sameness and bioequivalence to a previously approved Reference Listed Drug (“RLD”), typically a branded drug approved under an NDA. Sameness means, with limited exceptions, the same active ingredient or ingredients, dosage form, strength, route of administration and labeling. Bioequivalence is generally established by studies that involve comparing the absorption rate and concentration levels of a generic drug in the human body to that of the RLD. In the event that the generic drug behaves in the same manner in the human body as the RLD, the two drug products are considered bioequivalent. The FDA considers a generic drug therapeutically equivalent, and therefore the drug is generally substitutable under state pharmacy dispensing law, where it is shown to be the same as and bioequivalent to the RLD. Legislation enacted in most states in the U.S. allows or, in some instances mandates, that a pharmacist dispense an available generic drug that has been rated therapeutically equivalent when filling a prescription for a branded product, in the absence of specific contrary instructions from the prescribing physician. ANDA filings must include information on manufacturing processes, controls, and facilities comparable to an NDA.
In 2010, Congress passed into law the Generic Drug User Fee Act to address the FDA’s backlog, which at the time was over 2,000 ANDA filings. This legislation granted the FDA authority to collect, for the first time, user fees from generic drug manufacturers who submit ANDA filings for review and approval, and the fees collected help the FDA fund the drug approval process. For U.S. fiscal year 2024, the user fee rate is set at $1,729,629 for an ANDA submitted by a large size operation generic applicant. The FDA will also collect from generic drug manufacturers a separate fee where they reference a so-called Drug Master File for a contract manufacturer, and separate annual manufacturing facility fees for API and finished drug products.
Aside from the backlog described above, the timing of FDA approval of ANDA filings depends on other factors, including whether an ANDA holder has challenged any listed patents to the reference listed drug (the “RLD”) and whether the RLD is entitled to one or more periods of non-patent data or marketing exclusivity under the FFDCA, as discussed elsewhere in this section.
Patent and non-patent exclusivity periods
A sponsor of an NDA is required to identify in its application any patent that claims the drug or a use of the drug subject to the application. Upon NDA approval, the FDA lists these patents in a publication referred to as the Orange Book. Any person that files a section 505(b)(2) NDA that relies upon reference to an approved NDA for which the patents are listed, or an ANDA to secure approval of a generic version of the previously approved drug, must make a certification in respect of listed patents. If the ANDA or section 505(b)(2) NDA applicant certifies that there are no listed patents or that the listed patents have expired, the FDA may approve the application immediately. If the applicant certifies that the patents have not expired, the FDA may only approve the application upon expiry of the patents. Alternatively, the applicant may certify that the listed patents are invalid, unenforceable and/or not infringed by the proposed drug. The applicant must give notice to the holder of the NDA for the RLD and the patent holder (if different) of the bases upon which the patents are challenged. If the NDA holder or patent owner sues the applicant for infringement within 45 days, the FDA may not approve the ANDA or section 505(b)(2) NDA until the earliest of: (i) 30 months after receipt of the notice by the holder of the NDA for the RLD; (ii) entry of a district court of appellate court judgment holding the patent invalid, unenforceable or not infringed; (iii) such other time as the court may order; or (iv) the expiry of the patent. If an infringement suit is not initiated within 45 days of notice to the NDA holder, the FDA may approve the application immediately.
A key motivation for ANDA applicants to challenge patents is the 180-day market exclusivity period (“generic exclusivity”) granted to the developer of a generic version of a product that is the first to submit an ANDA with a Paragraph IV certification. For a variety of reasons, there are situations in which a company may not be able to take advantage of an award of generic exclusivity. The determination of when generic exclusivity begins and ends is complicated and is subject to several forfeiture provisions.
The holder of the NDA for the RLD may also be entitled to certain non-patent exclusivity during which the FDA cannot accept for filing or approve an application for a competing generic product or section 505(b)(2) NDA product. Generally, if the RLD is a new chemical entity, the FDA may not accept for filing any application that references the innovator’s NDA for five years from the approval of the innovator’s NDA. However, this five-year period is shortened to four years where an applicant’s ANDA includes a Paragraph IV certification, and the 30-month stay on FDA approval is lengthened accordingly. In other cases, where the innovator has provided certain clinical study information essential for approval, the FDA may accept for filing, but may not approve, an ANDA or section 505(b)(2) application that references the corresponding aspect of the innovator’s NDA for a period of three years from the approval of the innovator’s NDA. Certain additional periods of exclusivity may be available, such as orphan exclusivity if the RLD is indicated for use in a rare disease or condition, or pediatric exclusivity if the RLD is studied for pediatric patients based on a written request from the FDA.
Risk Evaluation and Mitigation Strategies ("REMS")
The FDA has the authority to require the manufacturer to provide a REMS that is intended to ensure that the benefits of a drug product (or class of drug products) outweigh the risks of harm. The FDA may require that a REMS include elements to assure safe use to mitigate a specific serious risk of harm, such as requiring that prescribers have particular training or experience or that the drug product is dispensed in certain healthcare settings. The FDA has the authority to impose civil penalties on or take other enforcement action against any drug manufacturer who fails properly to implement an approved REMS. Separately, there are prohibitions on a drug manufacturer using an approved REMS to delay generic competition. The FDA has been active in instituting class-wide and product-specific REMS for opioid drug products.
The FDA requires a REMS for SUBOXONE Film and for SUBLOCADE Injection. SUBOXONE Film is part of the Buprenorphine Transmucosal Products for Opioid Dependence ("BTOD”) shared REMS program, the goals of which are to: 1) mitigate the risks of accidental overdose, misuse, and abuse, and 2) inform prescribers, pharmacists, and patients of the serious risks associated with buprenorphine-containing products. The goal of the SUBLOCADE REMS program is to mitigate the risk of serious harm or death that could result from intravenous self-administration by ensuring healthcare settings and pharmacies are certified and only provide SUBLOCADE directly to a healthcare provider for administration by a healthcare provider to the patient.
Other products for which the Group secures NDA approval in the U.S. in the future may become subject to a REMS specific to the product or shared with other products in the same class of drug, if FDA determines that additional steps beyond labeling are required to help ensure the benefits of the medication outweighs its risks.
Quality assurance requirements
The FDA enforces requirements to ensure that the methods used in, and the facilities and controls used for, the manufacture, processing, packaging, and holding of drugs conform to cGMP. The cGMP requirements that the FDA enforces are comprehensive and cover all aspects of manufacturing operations, from receipt of raw materials to finished product distribution, and are designed to ensure that the finished products meet all the required identity, strength, quality, and purity characteristics. Ensuring compliance requires a continuous commitment of time, money, and effort in all operational areas.
The FDA conducts pre-approval and post-approval inspections of facilities engaged in the development, manufacture, processing, packaging, testing, and holding of the drugs subject to NDAs and ANDA filings. Prior to approval, if the FDA concludes that the facilities to be used do not or did not meet cGMP, it will not approve the application. Corrective actions to remedy the deficiencies must be performed and are usually verified in a subsequent inspection.
The FDA also conducts periodic post-approval inspections of drug manufacturing facilities to assess their cGMP status. Adverse inspections can lead to FDA inspection observations, warning letters, seizure, recalls, injunctions, and shutdown of facilities. In addition, where products or components for manufacturing are being imported into the U.S., the FDA may issue an import alert to prevent shipments into the country. In addition, if the FDA concludes that a company is not in compliance with cGMP requirements, sanctions may be imposed that include preventing that company from receiving the necessary licenses to export its products, preventing further approvals for applications involving the facility or facilities and issue and classifying that company as an “unacceptable supplier,” thereby disqualifying that company from selling products to governmental agencies.
Reporting requirements
Pharmaceutical manufacturers are subject to adverse event reporting requirements during clinical trials and following approval, with expedited reporting for certain serious adverse events and periodic reporting for other adverse events. To comply with these requirements, manufacturers must have robust procedures for surveillance, receipt, evaluation, and reporting of adverse events. Manufacturers must also submit annual reports to FDA for each approved product, and field alert reports where there is a quality or labeling issue with a product already distributed to the market.

Labeling and marketing
For all pharmaceuticals sold in the U.S., the FDA and other regulatory and law enforcement bodies also regulate sales and marketing to ensure that drug product claims made by manufacturers are not false, misleading or otherwise improper. Manufacturers are required to file copies of all product-specific promotional materials with the FDA’s Office of Prescription Drug Promotion at the time of their first use. Failure to implement a robust internal company review process and to comply with FDA requirements regarding labeling and promotion increases the risk of enforcement action by the FDA, the DOJ, or the states.
In addition, the FDA has the authority to require labeling changes after approval of a drug if it becomes aware of new safety information.
Import and export requirements
To import pharmaceuticals into the U.S., the importer must file an entry notice and bond with the Customs and Board Protection (“CBP”). All drugs are subject to FDA examination before release by the CBP. Any article that appears to be in violation of the FFDCA may be refused admission and a notice of detention and hearing may be issued. If the FDA ultimately refuses admission, the CBP may issue a notice for redelivery and assess liquidated damages for up to three times the value of the drugs.
Products for export from the U.S. are subject to foreign countries’ import requirements and the exporting requirements of the FDA. For example, international sales of drugs manufactured in the U.S. that are not approved by the FDA for use in the U.S. are subject to FDA export requirements. FDA will provide a certificate of pharmaceutical product ("eCPP") directly to a requesting country to provide assurance that the product has been approved for export from the U.S. and that the manufacturing facilities are in compliance with cGMP. To obtain this certificate, the drug manufacturer must apply to the FDA.
Drug Enforcement Administration
The U.S. Drug Enforcement Agency (“DEA”) is the federal agency in the U.S. responsible for enforcement of the Controlled Substances Act (“CSA”). The CSA classifies drugs and other substances based on identified potential for dependence and abuse. Schedule I controlled substances are those with a high abuse potential and have no currently accepted medical use; thus they cannot be lawfully marketed or sold. Schedule II/IIN substances have a high potential for abuse which may lead to severe psychological or physical dependence. Many narcotics and stimulants are Schedule II controlled substances. Schedule III/IIN substances have a potential for abuse less than substances in Schedules I or II and abuse may lead to moderate or low physical dependence or high psychological dependence. Examples of Schedule III substances are products containing not more than 90 milligrams of Codeine per dosage (Tylenol® with Codeine) and buprenorphine, the active ingredient in SUBLOCADE and SUBOXONE. Consequently, the manufacture, storage, distribution, and sale of these substances are all highly regulated.
DEA regulations make it extremely difficult for a manufacturer in the U.S. to import finished dosage forms of controlled substances manufactured outside the U.S., particularly for Schedule II controlled substances and narcotics in other Schedules. These rules reflect a broader enforcement approach by the DEA to regulate the manufacture, distribution and dispensing of legally produced controlled substances. Accordingly, drug manufacturers who market and sell finished dosage forms of controlled substances in the U.S. often manufacture or have them manufactured in the U.S.
The DEA also requires drug manufacturers to design and implement a system that identifies suspicious orders of controlled substances, such as those of unusual size, those that deviate substantially from a normal pattern and those of unusual frequency, prior to completion of the sale. A compliant suspicious order monitoring system includes well-defined due diligence, “know your customer” efforts and order monitoring.

To meet its responsibilities, the DEA conducts periodic inspections of registered establishments that handle controlled substances. Annual registration is required for any facility that manufactures, tests, distributes, dispenses, imports or exports any controlled substance. The facilities must have the security, control and accounting mechanisms required by the DEA to prevent loss and diversion. Failure to maintain compliance, particularly as manifested in loss or diversion, can result in regulatory action. The DEA may seek civil penalties, refuse to renew necessary registrations or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.
Individual states also regulate controlled substances, and manufacturers, distributors and third-party active pharmaceutical ingredient suppliers and manufacturers, are subject to such regulation by several states with respect to the manufacture and distribution of these products.
Government benefit programs
Statutory and regulatory requirements for Medicaid, Medicare, Tricare (the uniformed services healthcare program for active duty service members, active duty family members, National Guard and Reserve members and their family members, retirees and retiree family members, survivors, and certain former spouses worldwide) and other government healthcare programs govern provider reimbursement levels for government beneficiaries, including requiring that pharmaceutical companies pay rebates to individual states based on Medicaid utilization of the manufacturer’s products. The federal and state governments may continue to enact measures in the future aimed at containing or reducing payment levels for prescription pharmaceuticals paid for in whole or in part with government funds.
From time to time, legislative or regulatory changes are made to government healthcare programs that impact our business. For example, the Medicare Prescription Drug Improvement and Modernization Act 2003 (“Medicare Part D”) created a new outpatient prescription drug coverage program for people with Medicare through a new system of private market drug benefit plans. This law provides an outpatient prescription drug benefit to seniors and individuals with disabilities in the Medicare program.
Further, the Inflation Reduction Act of 2022, or IRA, among other things, requires the U.S. Department of Health and Human Services Secretary to negotiate, with respect to Medicare units and subject to a specified cap, the price of a set number of certain high Medicare spend drugs and biologicals per year starting in 2026, penalizes manufacturers of certain Medicare Parts B and D drugs for price increases above inflation, and makes several changes to the Medicare Part D benefit, including a limit on annual out-of-pocket costs, and a change in manufacturer liability under the program. Congress continues to consider various policy proposals that may result in pressure on the prices of prescription drugs in the government health programs.
In addition, the Patient Protection and Affordable Care Act (“Affordable Care Act”) has changed the way healthcare services are delivered and financed by both government and private insurers in the U.S. The overall impact of the Affordable Care Act reflects several uncertainties; the impact to our business is largely attributable to changes in the Medicare Part D coverage gap, the imposition of an annual fee on branded prescription pharmaceutical manufacturers and increased rebates payable to state Medicaid programs. There are several other provisions in the legislation that collectively have additional impact, including originator average manufacturer price for new formulations and the expansion of the ceiling prices under section 340B of the Public Health Services Act, as amended (the “340B Program”) to new entities.
Further, federal policy makers have taken and are expected to continue to try to take steps toward expanding healthcare coverage beyond the Affordable Care Act, which could have ramifications for the pharmaceutical industry. Additional legislative changes, regulatory changes, or guidance could be adopted, which may impact marketing approvals and reimbursement for our products. For example, there has been increasing legislative, regulatory, and enforcement interest in the U.S. with respect to drug pricing practices. There have been several inquiries by the U.S. Congress and proposed and enacted federal and state legislation and regulatory initiatives designed to, among other things, bring more transparency to product pricing, evaluate the relationship between pricing and manufacturer patient programs, and reform government healthcare program reimbursement methodologies for drug products.
Healthcare fraud and abuse laws; Privacy
We are subject to various federal, state, and local laws targeting fraud and abuse in the healthcare industry. For example, in the U.S., there are federal and state anti-kickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services covered by government healthcare programs or reward past purchases or recommendations. In addition, the federal False Claims Act prohibits presenting or causing to be presented a false claim for payment by a federal healthcare program, and this law has been interpreted to include claims caused by improper drug manufacturer product promotion or the payment of kickbacks. Under the Sunshine Act and related provisions of the Affordable Care Act, we must report to the federal government information on payments and transfers of value made to physicians and certain healthcare institutions, and on drug samples distributed. In addition, if we receive protected patient health information, it may be subject to federal or state privacy laws. Violations of these laws can lead to civil and criminal penalties, including fines, imprisonment, and exclusion from participation in federal healthcare programs. These laws apply to hospitals, physicians and other potential purchasers of our products and are potentially applicable to us as both a manufacturer and a supplier of products reimbursed by federal healthcare programs. In addition, some states in the U.S. have enacted compliance and reporting requirements that apply to drug manufacturers.
We must comply with the FCPA worldwide and similar anti-bribery laws in non-U.S. jurisdictions such as the U.K. Bribery Act of 2010, which generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Because of the predominance of government-sponsored healthcare systems around the world, most of our customer relationships outside the U.S. are with governmental entities and are therefore subject to such anti-bribery laws. See also, “Item 3.D. Risk Factors—We are subject, directly or indirectly, to a variety of U.S. and international laws and regulations related to fraud and abuse and transparency. Enforcement actions under such laws have increased in recent years. If we fail to comply, or have not fully complied, with such laws, we could face substantial penalties.”
European Union and UK
Overview
In the EU and UK, medicinal products are subject to extensive pre- and post-marketing regulation by regulatory authorities at both the EU and national levels. Additional rules also apply at the national level relating specifically to controlled substances.
Following a referendum in 2016, the UK formally left the EU on January 31, 2020 and the transition period, during which EU laws continued to apply to the UK, expired on December 31, 2020.
A significant proportion of the regulatory framework in the UK applicable to medicinal products is currently derived from European Union Directives and Regulations, and since January 1, 2021, the EU laws which have been transposed into UK law through secondary legislation continue to be applicable in the UK as retained EU law, although any new EU law developments have ceased to apply in the UK from that date. The divergence between the UK and the EU regimes may increase as time passes, including for example, with respect to EU law developments to which the UK is not subject, such as the Clinical Trials Regulation. There have been no new significant legislative enactments in the UK since its exit from the EU with respect to medicinal products which would materially deviate the UK’s overall regulatory position from the EU law at the time the UK exited the EU. However, there are important procedural and other differences, such as the requirement to obtain a UK-specific marketing authorization, for example.
There are several ongoing UK government consultations relevant to medicinal products, most notably with respect to clinical trials and the future regulatory landscape in the UK is uncertain.

The position in Northern Ireland differs in certain respects from that of the rest of the United Kingdom (England, Scotland, and Wales) as Northern Ireland has chosen to retain some EU rules following the UK’s departure from the EU.
Clinical trials and marketing approval
Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Council for Harmonization (“ICH”) guidelines on GCP. Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation.
Under the EU Regulation on Clinical Trials (Regulation (EU) 536/2014) which came into force as of January 31, 2022, and replaces the existing Directive 2001/20/EC, a centralized procedure is in place where the sponsor submits the application for a clinical trial through an EU portal. The application is then evaluated and approved or rejected by the respective member state where the trial is to take place. If more than one member state is concerned, the application will be reviewed in a coordinated process with one member state acting as “reporting” member state. Any subsequent substantial changes to the trial protocol or other information submitted with the clinical trial applications must be approved by the member states concerned. The EU Regulation on Clinical Trials provides for certain transitional rules for clinical trials applied for before it came into effect and gives sponsors a choice as to whether to apply the previous rules until January 31, 2023.
The UK regulatory framework in relation to clinical trials is derived from secondary national UK legislation implementing the EU Directive 2001/20/EC. The UK is not subject to the new EU Regulation on Clinical Trials and the details of the future regulation of clinical trials in the UK are as yet uncertain.
After completion of the required clinical testing, a drug manufacturer must obtain a marketing authorization in line with Regulation EC 726/2004 (and as transposed into national laws) before it may place its medicinal product on the market in the EU. There are various application procedures available depending on the type of product involved. The centralized procedure gives rise to marketing authorizations that are valid throughout the EU and, by extension (after national implementing decisions), in Norway, Iceland and Liechtenstein, which, together with the EU member states, comprise the EEA. Applicants file marketing authorization applications with the EMA where they are reviewed by a relevant scientific committee, in most cases the Committee for Medicinal Products for Human Use (“CHMP”). The EMA forwards CHMP opinions to the European Commission, which uses them as the basis for deciding whether to grant a marketing authorization. The centralized procedure is compulsory for medicinal products that (i) are derived from biotechnology processes; (ii) contain a new active substance (not yet approved on November 20, 2005) indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders, viral diseases or autoimmune diseases and other immune dysfunctions; (iii) are orphan medicinal products; or (iv) are advanced therapy medicinal products, such as gene or cell therapy medicines.
For those medicinal products for which the centralized procedure is not available, the applicant must submit marketing authorization applications to the national medicines regulators through one of three procedures: (i) a national procedure, which results in a marketing authorization in a single EU member state; (ii) the decentralized procedure, in which applications are submitted simultaneously in two or more EU member states; and (iii) the mutual recognition procedure, which must be used if the product has already been authorized in at least one other EU member state, and in which the EU member states are required to grant an authorization recognizing the existing authorization in the other EU member state, unless they identify a serious risk to public health. A national procedure is only possible for one-member state; as soon as an application is submitted in a second member state the mutual recognition or decentralized procedure will be triggered. Marketing authorizations granted under a national procedure are also initially valid for five years but can be renewed indefinitely.
Marketing authorization applications for generic medicinal products do not need to include the results of pre-clinical and clinical trials but can instead refer to the data included in the marketing authorization of a reference product for which regulatory data exclusivity has expired. If a marketing authorization is granted for a medicinal product containing a new active substance, that product benefits from eight years of data exclusivity during which generic marketing authorization applications referring to the data of that product may not be accepted by the regulatory authorities, and a further two years of market exclusivity during which such generic products may not be placed on the market. The two-year period may be extended to three years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved.
In the UK, the EU centralized procedure described above no longer applies and a separate application will be required to the UK Medicines and Healthcare products Regulatory Agency (“MHRA”) for a UK marketing authorization. The MHRA may consider marketing authorizations approved in the European Economic Area (EEA) member states through decentralized or mutual recognition procedures, which may accelerate the process of granting a marketing authorization in the UK.
In the EU, companies developing a new medicinal product must agree to a Pediatric Investigation Plan (“PIP”) with the EMA and must conduct pediatric clinical trials in accordance with that PIP unless a waiver applies, for example because the relevant disease or condition occurs only in adults. The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six-month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval). This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted. In the UK, after January 1, 2021, PIP applications were required to be submitted separately to the MHRA though EU PIPs agreed prior to that date were adopted as UK PIPs as at that date. The UK MHRA PIP application system mirrors the EU system and the MHRA has said it will continue to follow the EU guidelines on such applications. The MHRA will take account of whether an EU PIP is already granted when deciding whether to grant a UK PIP. The MHRA strongly encourages parallel submission to EMA and MHRA.
Pharmacovigilance and risk management
The holders of a marketing authorization are subject to extensive pharmacovigilance and risk management obligations under Directive 2001/83/EC and Regulation EC 726/2004.
According to EMA, pharmacovigilance “is the science and activities relating to the detection, assessment, understanding and prevention of adverse effects or any other medicine-related problem.” In the EU and the UK, the holders of a marketing authorization must establish and maintain a pharmacovigilance system with the overall aim to monitor and ensure the safety of a medicinal product and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. They are also required to establish and maintain a pharmacovigilance system master file detailing the pharmacovigilance system. On request, the system master file must be made available to the competent authorities for inspection. In the UK, if the qualified person does not reside or operate in the UK, there will need to be a national pharmacovigilance contact person who does reside or operate in the UK. Key pharmacovigilance obligations include the recording of suspected serious adverse reactions to the medicinal product in and outside the EU and promptly reporting them through the centralized EudraVigilance database. In addition, the holders of a marketing authorization are required to submit periodic safety update reports ("PSURs").

All new marketing authorization applications must include an RMP describing the risk management system that the holder of the marketing authorization will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs or the conduct of additional clinical trials or post-authorization safety studies.
Promotional restrictions
In the EU and UK, all advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited. Although general requirements for advertising and promotion of medicinal products are established under EU and UK legislation, the details are governed by national regulations and can differ from one country to another.
Manufacturing and importing
Medicinal products may only be manufactured in the EU, or imported into the EU from another country, by the holder of a manufacturing authorization. The manufacturer or importer must comply with the EU GMP and have a qualified person who is responsible for certifying that each batch of product placed on the market in a member state has been manufactured in accordance with the laws in force in that member state and in accordance with the requirements of the marketing authorization. If a medicinal product is imported from outside the EU, each batch of product must undergo a full qualitative analysis, a quantitative analysis of at least all the active substances and all the other tests or checks necessary to ensure the quality of medicinal products in accordance with the requirements of the marketing authorization. Manufacturing facilities are subject to periodic inspections by the competent authorities for compliance with EU GMP and may, if products are produced for another market, also be subject to inspections under the GMP requirements applicable in that market. The position in the UK is broadly equivalent, save that a UK specific manufacturer’s license is required from the MHRA (in addition to the UK marketing authorization), which also requires compliance with EU GMP. For the purposes of EU legislation, the UK is now classified as a “third country.”
The manufacture, import, export, storage, distribution, and sale of controlled substances are subject to additional regulation at the national level in the EU and UK. In many EU member states, the regulatory authority responsible for medicinal products is also responsible for controlled substances. In the UK and in certain EU member states, responsibility is split and in the UK the Home Office is responsible for controlled substances while the MHRA is responsible for medicinal products. Generally, any company manufacturing or distributing a medicinal product containing a controlled substance in the EU or UK will need to hold a controlled substances license from the competent national authority and will be subject to specific record-keeping and security obligations. Separate import or export certificates are required for each shipment into or out of the country.
Pricing and reimbursement
Pricing and reimbursement remain mostly within the discretion of the respective member state. However, the member states must at least comply with the Transparency Directive (Directive 89/105/EEC), which primarily provides procedural obligations. Governments influence the price of medicinal products in the EU and the UK through pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to patients. Some member states operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these member states may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other countries allow companies to fix their own prices for medicinal products but monitor and control company profits. Such differences in national pricing regimes may create price differentials across Europe. The downward pressure on healthcare costs in general, particularly prescription medicines, has become intense. As a result, barriers to entry of new products are becoming increasingly high and patients are unlikely to use a drug product that is not reimbursed by their government.
In addition, in most European countries, physicians are encouraged or even required to prescribe generic rather than branded products and many governments also advocate generic substitution by requiring or permitting pharmacists to substitute a different company’s generic version of the branded drug product that was originally prescribed.
Rest of the world
Current markets
After the U.S. and Europe, our largest markets are Canada and Australia, where we market our products pursuant to standards set by Health Canada and the Therapeutic Goods Administration, respectively. We also market our products in certain other developed countries. The laws, guidelines and standards promulgated by the relevant regulatory authorities that regulate the development, testing, manufacturing, marketing, and selling of pharmaceuticals in each of these jurisdictions are broadly similar to those in the U.S. and Europe, although the precise requirements vary from country to country.
We also market our products in various emerging markets, where regulatory review and oversight processes continue to evolve. At present, such countries typically require prior regulatory approval or marketing authorization from large, developed markets (such as the U.S., European Union, Canada and Australia) before they will initiate or complete their review. Some countries also require the applicant to conduct local clinical trials as a condition of marketing authorization. Many emerging markets continue to implement measures to control drug product prices, such as implementing direct price controls or advocating the prescribing and use of generic drugs.
Environmental
Our Fine Chemical Plant manufactures the buprenorphine hydrochloride (“HCl”) and buprenorphine base active pharmaceutical ingredient used in the formulation of SUBLOCADE long-acting injection, SUBOXONE Film, SUBUTEX Tablet, SUBOXONE Tablet, and TEMGESIC.
In November 2023, we acquired an approximate 80,000 square foot manufacturing plant in Raleigh, N.C. (the “Raleigh Plant”). The Raleigh Plant currently manufactures pharmaceutical products for third party customers.
The FCP uses caustic materials as part of the manufacturing process, as well as a thermal reaction; however, these aspects of the process are tightly controlled and, we believe, represent low risk to the surrounding environment. Unlike the FCP, the Raleigh Plant does not use hazardous chemicals as part of its manufacturing processes.
Our operations, like those of other pharmaceutical companies, involve the use of substances regulated under environmental laws, primarily in manufacturing processes and, as such, we are subject to numerous federal, state, local and non-U.S. environmental protection and health and safety laws and regulations. Environmental laws are complex, frequently amended and have generally become more stringent over time. Environmental agencies may require that we reimburse the government for costs incurred at these sites or otherwise pay for the cost of investigation and clean-up of these sites, including compensation for damage to natural resources. Also, certain environmental laws can impose liability on the current or former owners or operators of real property or facilities for the costs of investigation, removal or remediation of hazardous substances or materials at such properties, or at properties to which parties have disposed of hazardous substances. These laws can impose liability without regard to fault, and such liability may be joint or several with the previous owners or operators.

Human Capital
Our goal is to be an employer of choice and provide a fair, equitable, and conducive working environment free from discrimination and harassment. Indivior regards its employees as fundamental to its long-term success and provides a variety of training, development, and communication programs to ensure its business activities are always conducted in line with its guiding principles and stakeholder expectations.
At Indivior, we value our distinctive culture and believe it is a key source of sustainable competitive advantage. We believe diversity and inclusion in its broadest sense supports innovation, continuous improvement of quality, and increased speed and efficiency in meeting the various needs of patients, customers and stakeholders.
Our Diversity and Inclusion Policy, which applies to the Board and our workforce, reflects our beliefs and values. Supporting and promoting the diversity of our people is an important priority for the Group, and we have focused on developing an inclusive culture that values all employees regardless of their age, disability, gender, race, sexual orientation, or other protected characteristics. We achieve this through an ongoing focus on creating an environment that allows our talented people to prosper and a framework of policies and practices that promote equal opportunities in all areas of employment.
Our 50+ person Culture & Inclusion Champions network is well established and has helped us to implement many initiatives aimed at strengthening our diversity and inclusion practices and building on our culture. We also conduct an annual survey of employees to monitor engagement levels and act on feedback received through this process. In 2023, we were awarded the Great Place To Work Certification for all countries entered: Australia, Canada, France, Germany, Italy, the United Kingdom, and the United States.
The table below sets forth the average monthly number of persons employed by the Group, including Directors, by business function during the years indicated.

Business function	2023	2022	2021
Operations	735	675	573
Management	208	178	164
Research and development	108	75	65
Average number of employees	1,051	928	802
On December 31, 2023 the Group employed 1,164 people worldwide. Of these, 849 were located in the United States, 283 were located in Europe, the Middle East, Africa, or Canada, and 32 were located in Australia.
Certain of our employees are represented by unions or works councils. We believe that we have a good relationship with our employees and with the unions and works councils that represent certain employees.
We strive to promote diversity, inclusion, and equal opportunity across the organization. As of the date of filing this Annual Report, women or minorities hold 30% (3 of 10) of the seats on our Board of Directors. As of December 31, 2023, 51% of our employees were women. Additionally, 34% of senior managers (including members of our Executive Committee who are not directors of Indivior PLC and directors of each subsidiary company) were women.
Corporate Governance
We provide information with respect to our Board of Directors, Executive Officers, and corporate governance policies and principles on our Investor Relations website, www.indivior.com/en/investors. Specifically, the Group makes available on its website, under the headings "About Us — Corporate

Governance" (i) its codes of conduct or ethics for the Board, senior financial officers, and employees, and (ii) the terms of reference (committee charters) of the Group’s board committees. If the Group makes changes in, or provides waivers from, the provisions of any of its codes of ethics that the SEC requires it to disclose, the Group intends to disclose these events in the "Corporate Governance" section of its Investor Relations website.
C.Organizational Structure
Indivior PLC is the ultimate holding company of the Group. The following table sets out details of the Group’s significant subsidiaries as of December 31, 2023:

Name	Country of incorporation or registration	Proportion of Ownership Interest
Indivior Finance (2014) LLC	U.S.	100%
Indivior Finance S.àr.l	Luxembourg	100%
Indivior Inc.	U.S.	100%
Indivior Jersey Finance LLC	U.S.*	100%
Indivior Jersey Finance (2021) Limited	Jersey	100%
Indivior Treatment Services, Inc.	U.S.	100%
Indivior UK Finance No 1 Limited	England and Wales	100%
Indivior UK Finance No 2 Limited	England and Wales	100%
Indivior UK Finance No 3 Limited	England and Wales	100%
Indivior UK Limited	England and Wales	100%
Indivior US Holdings Inc.	U.S.	100%
RBP Global Holdings Limited	England & Wales	100%
* Indivior Jersey Finance LLC is registered in the U.S. state of Delaware, but also has a principal place of business in Jersey.

D.Property, Plant and Equipment
The following table contains information regarding existing or planned material tangible fixed assets owned or leased by the Group.

Location	Tenure	Principal use	Size
Richmond, Virginia	Lease	Office space	72,602 square feet
Hull, England	Owned(1)	Office space, research, and manufacturing facility	70,808 square feet
Fort Collins, Colorado	Lease	Office space and research facility	41,600 square feet
Slough, England	Lease	Office space	20,912 square feet
Santa Monica, California	Lease	Office space	7,863 square feet
London, England	Lease	Office space and research facility	1,696 square feet
Raleigh, North Carolina	Owned	Manufacturing, warehousing, and research and development facility	79,633 square feet
_____________
(1)The Hull, England property is leased for 150 years and accounted for as owned.

ITEM 4A: UNRESOLVED STAFF COMMENTS
None.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2023, 2022, and 2021 and for each of the three years ended December 31, 2023, 2022, and 2021 (the “Consolidated Annual Financial Statements”) and related notes (together, the “historical financial information”). The historical financial information has been included in “Item 18. Financial Statements.” It should also be read in conjunction with the information in the beginning of this report under the caption “Cautionary Note Regarding Forward-Looking Statements” and the other information relating to our business contained in this annual report, including “Item 3.D. Risk Factors.”
The Historical Financial Information has been prepared in accordance with IFRS as issued by the International Accounting Standards Board.
References below to “2023,” “2022,” and “2021” are for the financial years ended December 31, 2023, 2022, and 2021, respectively.
Operating Results
The following table summarizes our key measures of financial condition and results of operations for the periods under review:

	For the years ended December 31,
(in millions, except per share data)	2023	2022	2021	% Change 2023-2022	% Change 2022-2021
Net revenue	$1,093	$901	$791	21%	14%
Operating (loss)/profit(1)	$(4)	$(85)	$213	(95)%	NM
Adjusted operating profit(2)	$269	$212	$187	27%	13%
Net income/(loss)(1)	$2	$(53)	$205	NM	NM
Adjusted net income(2)	$223	$169	$140	32%	21%
Earnings/(loss) per share - diluted(1)	$0.01	$(0.38)	$1.35	NM	NM
Adjusted earnings per share - diluted(1)(2)	$1.57	$1.16	$0.92	35%	26%
________________
(1)On October 10, 2022, Indivior PLC completed a 5:1 share consolidation. The Company’s basic and diluted weighted average number of shares outstanding, basic earnings/(loss) per share, and diluted earnings/(loss) per share reflect the share consolidation for all periods presented. See the Audited Consolidated Financial Statements, Note 23, Share Capital for further discussion.
(2)Adjusted measures exclude the impact of exceptional items and other adjustments. See “Item 5. Operating and Financial Review and Prospects — Exceptional Items and Adjusted Results” for a discussion of the items excluded from our adjusted results and “Item 5. Operating and Financial Review and Prospects — Non-IFRS Measures” for the definition of adjusted operating profit, adjusted net income, adjusted diluted earnings per share, a reconciliation of this metric to a reported IFRS measure for the periods presented and an explanation of why we believe this metric provides useful information to investors regarding our financial condition and results of operations. Adjusted results are not a substitute for, or superior to, reported results presented in accordance with International Financial Reporting Standards.
For the periods under review, the Group operated as one business segment, which is predominantly the development, manufacture, and sale of buprenorphine-based prescription drugs for the treatment of opioid dependence and related disorders. Substantially all our net revenue for such periods were derived from sales of SUBLOCADE and other buprenorphine-based sublingual products (including SUBOXONE Film and SUBOXONE Tablet). SUBLOCADE accounted for 58% of our net revenue in 2023 (2022: 45%, 2021: 31%). Other buprenorphine-based sublingual products accounted for 39% of our net revenue in 2023 (2022: 52%, 2021: 67%). In the U.S. market for buprenorphine-based treatments for opioid dependence, SUBOXONE Film had an average market share of 19%, 20% and 21% in 2023, 2022, and 2021, respectively, according to data from IQVIA.

The U.S. market is the largest contributor to our net revenue. The following table sets out a breakdown of net revenue as between the U.S. and the rest of the world.

	For the years ended December 31,
(in millions)	2023	2022	2021	% Change 2023-2022	% Change 2022-2021
United States	912	731	603	25%	21%
Rest of world (including United Kingdom)	181	170	188	6%	(10)%
Total Indivior Group net revenue	$1,093	$901	$791	21%	14%
Key factors affecting operating results
Asset Acquisitions and Business Combinations
On March 2, 2023, the Group acquired 100% of the share capital of Opiant, which at the time was a publicly traded company in the United States, for upfront cash consideration of $146 million and an additional amount to be potentially paid upon achievement of net sales milestones. Opiant was a specialty pharmaceutical company focusing on developing drugs for addictions and drug overdose. As a result of the acquisition, the Group added OPVEE, formerly the pipeline product OPNT003, an opioid overdose treatment well-suited to confront illicit synthetic opioids like fentanyl, to its addiction treatment and science portfolio. OPVEE was approved by the FDA in May 2023 and launched in October 2023.
The audited consolidated financial statements for the year ended December 31, 2023 include the results of operations of the acquisition of Opiant since the acquisition date. As substantially all of the fair value of the gross assets acquired was concentrated in the value of one in-process research and development asset, the acquisition was accounted for as an asset acquisition and total purchase consideration was allocated to the assets acquired and liabilities assumed based on their relative fair values as of the date of acquisition. The Group recorded an intangible asset associated with OPVEE for $126 million. As part of the acquisition, the Group agreed to provide a maximum of $8 per share in Contingent Value Rights post-acquisition based on the achievement of certain net revenue thresholds.
On July 31, 2023, the Group acquired full rights to the patents and other assets underlying INDV-2000 (oral Orexin-1 receptor antagonist) from C4X Discovery for $21 million. As a result, the Group no longer has any obligation to pay future development or sales milestones or a royalty on net sales of this product candidate.
On October 11, 2023, the Group secured global rights to develop, manufacture, and commercialize Alar Pharmaceuticals Inc.’s (“Alar”) portfolio of buprenorphine-based ultra long-acting injectables, including lead asset ALA-1000, which is potentially the first three-month long-acting injectable for OUD. The Group made an option payment of $5 million and an upfront payment of $10 million. Alar is entitled to potential milestone payments if various developmental, regulatory, and commercial goals are achieved and royalties in the low double digit to mid-teens as a percentage of net revenue.
On November 1, 2023, the Group acquired an aseptic manufacturing facility in the United States for upfront consideration of $5 million in cash and assumption of certain contract manufacturing obligations. The facility will be further developed to secure the long-term production and supply of SUBLOCADE and PERSERIS.
The acquisition of the manufacturing facility has been accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 Business Combinations. The assets acquired and liabilities assumed were recorded at fair value, with the excess of the purchase price over the fair value of the identifiable assets and liabilities recognized as $5 million of goodwill. An onerous contract provision was recorded at fair value to reflect the present value of the expected losses from assumed contractual manufacturing obligations. Net operating losses attributable to these contractual obligations will be recorded against the onerous contract provision from the date of acquisition through fulfillment of the contracts in late 2025.
See Item 18 Audited Consolidated Financial Statements Note 27 “Acquisition of Opiant,” Note 9 “Intangible Assets” and Note 28 “Business Combinations” for more information on these transactions.
Market growth
Our net revenue is impacted by the overall growth of the markets where we operate. Market growth is impacted by increased treatment penetration, which is a function of patient awareness and desire to seek treatment, as well as the number of certified physicians available to deliver treatment. Competitive pressures can drive pricing and can also influence decisions of third-party payors regarding inclusion of products on their list of approved drugs covered by insurance. To increase access to treatment for patients, we engage with government agencies, key opinion leaders in addiction and healthcare professionals to bring patient outcomes to the forefront of decision making. Additionally, we engage in non-branded marketing to increase awareness for patients and families impacted by addiction on a country-by-country basis as allowed by local regulations.
In 2023, U.S. buprenorphine medication-assisted treatments ("BMAT") grew in mid-single digits. The Group continues to expect long-term U.S. growth to be sustained in the mid- to high-single digit percentage range due to increased overall public awareness of the opioid epidemic and approved treatments, together with regulatory and legislative actions, such as the late 2022 enactment of the Mainstreaming Addiction Treatment Act, that have expanded OUD treatment funding and treatment capacity. The Group believes these regulatory and legislative actions will help to normalize the view of addiction as a chronic brain disease and expand access to evidence-based buprenorphine treatment in the U.S. and supports these actions.
Distribution channels
In the United States, we have distribution agreements with the three largest wholesalers, which accounted for 54% of our global net revenue in 2023 (2022: 55% and 2021: 57%). These wholesalers, in turn, distribute our products through various channels including the following:
•Commercial managed care. This category comprises insurance programs intended to reduce the cost of providing health benefits and improve the quality of care to their members. One of the most common forms of managed care is the use of a panel or network of healthcare providers that provide care to enrollees. Also within commercial managed care is the Medicare Part D Program, a social insurance program administered by the U.S. government.
•Medicaid. Medicaid is a jointly funded, Federal-State health insurance program that covers children, the aged, blind, and/or disabled and other people who are eligible to receive federally assisted income maintenance payments, including prescription drugs. We are obligated to offer “Best Price” under Medicaid, being the lowest price at which the manufacturer sells a drug to any purchaser in any pricing structure (inclusive of discounts and rebates).
•Federal. This channel encompasses the provision of outpatient drugs to federal government purchasers, including the U.S. Department of Veterans Affairs and the Department of Defense, or under the 340B Program. Pricing discounts are provided separately for drugs provided under these schemes.
•Pharmacy. This channel covers end customers paying cash directly at the pharmacy. Often, we provide discount coupons to customers where cash is used for payment.
In the rest of the world, distribution channels differ by country. For example, in France, we engage with different wholesalers, hospitals, pharmacies and individuals, while in Australia, we engage with a single pre-wholesaler that negotiates the import and onward distribution of the products across the country.
Pricing
We offer various types of price reductions for our products, particularly in the U.S., which are reflected in net revenue. In the U.S., we primarily offer:
•Medicaid, Medicare Part D, and Commercial rebates. These are rebates granted to Medicaid, U.S. federal agencies and commercial managed care providers that purchase products from us. The level of these rebates varies by channel and product. Patients covered by commercial insurance often benefit from coupons to reduce any out-of-pocket payments they would otherwise be required to make.
•Fees under distribution agreements. Wholesalers, specialty pharmacies and specialty distributors of the Group’s products are generally offered various forms of consideration, including allowances/discounts, service fees and prompt payment discounts, for distributing the products. Wholesaler and specialty distributor allowances and service fees arise from contractual agreements and are estimated as a percentage of the price at which the Group sells product to them. In addition, customers are offered a prompt pay discount for payment within a specified contractual period.
•Chargebacks. Discounts that occur when contracted indirect customers purchase directly from wholesalers and specialty distributors. Contracted customers generally purchase a product at its contracted price. The wholesaler or specialty distributor, in turn, then generally charges back to the Group the difference between the wholesale acquisition cost and the contracted price paid to the wholesaler or specialty distributor by the customer.
•Returns. Returns are generally made if the product is damaged, defective, or otherwise cannot be used by the customer. In the United States, the Group typically permit returns six months prior to and up to twelve months after the product expiration date. Outside the United States, returns are only allowed in certain countries on a limited basis.
In Europe, changes to government policy or practices could adversely affect the level of reimbursement through government schemes. In the United States, proposals by legislators at both federal and state levels, regulators, and third-party payors continue to emerge with the aim of keeping healthcare costs down while expanding healthcare benefits. Similarly, in Europe, legislators, policymakers and healthcare insurance funds continue to propose and implement cost-containing measures to keep healthcare costs down, due in part to the attention being paid to healthcare cost containment and other austerity measures in Europe. Certain of these changes could impose limitations on the prices that the Group will be able to charge for its products and any approved product candidates. Further, an increasing number of EU member states and other foreign countries use prices for products established in other countries as “reference prices” to help determine the price of the product in their own territory. Consequently, a downward trend in prices of products in some countries could contribute to similar downward trends elsewhere.
Legal proceedings
The Group’s operations are subject to a wide range of laws and regulations. Perceived or actual non-compliance with these applicable laws and regulations can result in investigations or proceedings leading to civil or criminal sanctions, fines and/or damages. The Group is also a party to several civil lawsuits, including but not limited to antitrust and consumer protection litigation, civil opioid multi-district litigation, and product liability litigation related to alleged tooth loss.
We have made provisions for matters that the Group has assessed to be probable of loss. See Note 19, Provisions and Other Liabilities, in the Audited Consolidated Financial Statements under “Multi-district antitrust class and state claims,” “False Claims Act allegations” and “Intellectual property related matters” for a discussion of matters in which liabilities or provisions have been recognized.
The Group has assessed all other legal and other matters to be not probable based upon current facts and circumstances, including any potential impact the DOJ resolution could have on these matters. See Note 19, Provisions and Other Liabilities, in the Audited Consolidated Financial Statements under “DOJ resolution” for further details on the 2020 resolution. Where liabilities related to these matters are determined to be possible, they represent contingent liabilities. Note 20 sets out the details for legal and other disputes which the Group has assessed as contingent liabilities. Where we believe that it is possible to reasonably estimate a range for the contingent liability this has been disclosed.
The Group has settled several regulatory and litigation matters since 2020 requiring contractual payments to be made in future periods. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Contractual Obligations” for payments to be made related to the settlement of litigation matters, the Group’s Term Loan and contractual lease liabilities.
For further discussion regarding legal proceedings risk, see “Notes to the Audited Consolidated Financial Statements Note 20 Contingent liabilities and Note 21 Legal Proceedings, and “Item 3.D.—Risk Factors.”
Results of operations
The discussion below references certain non-IFRS measures, including adjusted gross margin, adjusted selling, general and administrative expenses, adjusted operating profit, adjusted tax expense, adjusted effective tax rate, adjusted net income, and adjusted diluted earnings per share. These measures are not a substitute for, or superior to, reported results presented in accordance with IFRS. In addition, certain of these non-IFRS measures are adjusted results. Where significant expenses or income that do not reflect the Group’s ongoing operations are incurred during the year, these items are disclosed as exceptional items and other adjustments (non-recurring and/or non-operating adjustments). These items are excluded from adjusted results consistent with our internal reporting.
See also “Item 5. Operating and Financial Review and Prospects — Exceptional Items and Adjusted Results” for a discussion of the exceptional items and other adjustments excluded from our adjusted results and “Item 5. Operating and Financial Review and Prospects — Non-IFRS Measures” for the definition of adjusted gross margin, adjusted selling, general and administrative expenses, adjusted operating profit, adjusted tax expense, adjusted effective tax rate, adjusted net income, adjusted diluted earnings per share, a reconciliation of each of these metrics to a reported IFRS measure for the periods presented and an explanation of why we believe these metrics provide useful information to investors regarding our financial condition and results of operations.
The results of operations that follow reflect the historical periods under review and should not be taken as indicative of future performance.

Comparison of the years ended December 31, 2023 and December 31, 2022

	For the years ended December 31,
(in millions)	2023	2022	% Change
Net revenue	$1,093	$901	21%
Cost of sales	(186)	(159)	17%
Gross profit	907	742	22%
Selling, general and administrative expenses(1)	(811)	(763)	6%
Research and development expenses	(106)	(72)	47%
Net other operating income	6	8	(25)%
Operating loss	(4)	(85)	(95)%
Net finance income/(expense)	5	(10)	(150)%
Profit/(loss) before taxation	1	(95)	(101)%
Income tax benefit	1	42	(98)%
Net income/(loss)	$2	$(53)	(104)%
________________
(1)The Group recognized a provision of $240 million and $290 million in 2023 and 2022, respectively, related to certain multi-district antitrust claims and an intellectual-property-related matter (refer to Note 21, Legal proceedings for further discussion).
Net revenue. Substantially all our 2023 and 2022 net revenue was derived from sales of SUBLOCADE, PERSERIS and other buprenorphine-based sublingual products (including SUBOXONE Film and SUBOXONE Tablet). In 2023, SUBLOCADE accounted for 58% of our net revenue (2022: 45%), PERSERIS accounted for 4% (2022: 3%) and other buprenorphine-based sublingual products accounted for 39% (2022: 52%). SUBLOCADE volume growth was the primary driver of the increase in 2023 net revenue as compared to 2022. Price changes were not a significant driver of the increase in net revenue.
The following table shows the Group’s net revenue by major product line:

	For the years ended December 31,
(in millions)	2023	2022	% Change
SUBLOCADE	630	408	54%
PERSERIS	42	28	50%
Sublingual (SUBOXONE)/Other	421	465	(9)%
Total Indivior Group net revenue	$1,093	$901	21%
Total net revenue increased by $192 million, or 21%, to $1,093 million in 2023 from $901 million in 2022. The increase was primarily driven by strong year-over-year SUBLOCADE and PERSERIS volume growth, partly offset by a reduction in SUBOXONE Film share. Higher net revenue from SUBLOCADE, which increased by $222 million, or 54%, from 2022 reflected further organized health system (OHS) channel penetration in the U.S. and increased new U.S. patient enrollments. In 2023, total net revenue from PERSERIS was $42 million, representing a 50% increase from 2022 due to increasing awareness of the treatment across the U.S. healthcare system. SUBOXONE Film share averaged 19% (2022: 20%) and exited 2023 at 18% (2022 exit share: 19%).

The U.S. market is the largest contributor to our net revenue. Sales rebates, discounts and returns and other offsets to gross revenues are reflected in net revenue. The following table sets out a breakdown of net revenue between the U.S. and the rest of the world.

	For the years ended December 31,
(in millions)	2023	2022	% Change
United States	912	731	25%
Rest of world (including United Kingdom)	181	170	6%
Total Indivior Group net revenue	$1,093	$901	21%
In 2023, U.S. net revenue increased by 25% to $912 million as compared to $731 million in 2022, primarily due to strong SUBLOCADE volume growth and the underlying BMAT market growth.
In 2023, net revenue attributable to the rest of the world (including the United Kingdom) increased 6% to $181 million from $170 million in 2022. In 2023, positive contributions from new products (SUBLOCADE / SUBUTEX® Prolonged Release and SUBOXONE Film) were partly offset by ongoing competitive pressure on legacy tablet products. In 2023, SUBLOCADE / SUBUTEX Prolonged Release net revenue in the rest of the world was $41 million (2022: $27 million).
We estimate provisions for rebates, discounts and returns based on contractual arrangements with customers or terms of the regulations and/or agreements applicable for transactions with healthcare authorities, and in some cases on assumptions about the attainment of targeted volumes. We recognize returns, discounts, incentives and rebates in the period in which we recognize the underlying sales, as a reduction of gross revenues and as current liabilities on our consolidated balance sheets under trade and other payables. The outstanding amounts are affected by changes in gross sales, the provision for net product sales deductions and timing of payments/credits. Estimates, assumptions and judgements applied to determine the provision for rebates, discounts and returns are set out in Note 2 “Basis of Preparation.”
The following table provides a summary of activities with respect to accruals for rebates, discounts and returns and rebates payable for the years ended December 31, 2023 and 2022:

Accruals for rebates, discounts and returns, and rebates payable (in millions)	2023	2022
Opening balance at beginning of period	(432)	(550)
Provision related to sales made in:
Current period	(1,374)	(1,187)
Prior period	(9)	14
Payments and credits	1,280	1,291
Closing balance at beginning of period	$(535)	$(432)
The accruals for rebates, discounts and returns, and rebates payable increased to $535 million as of December 31, 2023 from $432 million as of December 31, 2022, primarily due to strong SUBLOCADE volume growth.
Cost of sales. Cost of sales increased by $27 million, or 17%, to $186 million in 2023 from $159 million in 2022, including the impact of $8 million of amortization of acquired intangible assets in 2023. Higher sales volumes in the U.S. were partly offset by the impacts of cost inflation.
Gross margin, which we define as gross profit divided by net revenue, was 83% in 2023 as compared to 82% in 2022. The increase in 2023 gross margin reflected an improved product mix from the continued growth of SUBLOCADE, partly offset by cost inflation. We define adjusted gross margin as adjusted gross profit divided by net revenue and we define adjusted gross profit as gross profit excluding adjustments.

Excluding the impact of $8 million for amortization of acquired intangible assets, 2023 adjusted gross margin was 84%.
Selling, general and administrative expenses. Selling, general and administrative expenses increased by $48 million, or 6%, to $811 million in 2023 from $763 million in 2022. In 2023, selling, general and administrative expenses included exceptional costs of $240 million for an increase in provisions related to antitrust litigation and an intellectual property-related matter and $28 million of acquisition-related and U.S. exchange listing exceptional costs. In 2022, selling, general and administrative expenses included exceptional items of $296 million for litigation provisions primarily related to the antitrust litigation and consumer protection claims and $6 million of exceptional legal and consulting costs incurred in preparation for the planned additional listing of Indivior shares on a U.S. exchange.
Adjusted selling, general and administrative expenses, which we define as selling, general and administrative expenses excluding exceptional items, increased to $543 million in 2023 from $461 million in 2022. This increase primarily reflects higher expenses related to increased SUBLOCADE commercial investments, the addition of the Opiant business and subsequent launch expenses for OPVEE, legacy legal defense costs and cost inflation.
Research and development expenses. Research and development expenses increased by $34 million, or 47%, to $106 million in 2023 from $72 million in 2022. The increase is primarily due to a greater activity level related to post-marketing studies for SUBLOCADE, process validation testing related to long-acting injectable capacity expansion and ongoing early-stage pipeline activities.
Net other operating income. Net other operating income was $6 million in 2023 and $8 million in 2022. In 2023, net other operating income included $3 million of exceptional income recognized in relation to a supply agreement. In 2022, net other operating income included $5 million of exceptional benefit related to a Directors' & Officers' insurance claim settlement.
Operating loss. Operating loss in 2023 was $4 million as compared to an operating loss of $85 million in 2022, reflecting exceptional costs in 2023 and 2022 of $273 million and $297 million, respectively, primarily related to the antitrust litigation which was settled in 2023. 2023 adjusted operating profit increased 27% to $269 million (2022: $212 million). The increase in 2023 adjusted operating profit reflected higher net revenue from the Group's long-acting injectable products, partially offset by increased selling, general and administrative expenses and research and development expenses.
Net finance income/(expense). Net finance income was $5 million in 2023 as compared to net finance expense of $10 million in 2022. The change in net finance income (expense) reflected higher interest rates earned on the Group's investments. We expect investment income will not offset interest expense in the near-term following the litigation cash settlement payments.
Taxation. Income tax benefit in 2023 was $1 million, resulting in an effective tax rate of -100%, which is not meaningful as a percentage due to the profit before taxation being close to nil. The income tax benefit of $42 million in 2022 reflected an effective tax rate of 44% on the Group’s profits for 2022. In 2023, adjusted tax expense was $51 million, excluding the $52 million net tax benefit on exceptional items and other adjustments and exceptional items in tax, resulting in an adjusted effective tax rate of 19%. In 2022, adjusted tax expense amounted to $33 million, excluding the $75 million tax benefit on exceptional items, an adjusted effective tax rate of 16%. The movement in the effective tax rate on adjusted profits was impacted by an increase in the U.K. corporation tax rate from 19% to 23.5% and a temporary reduction in U.K. innovation incentives due to 2022 and 2023 losses.
Net income/(loss). Net income/(loss) increased by $55 million, from a net loss of $53 million in 2022 to net income of $2 million in 2023.
Adjusted net income, which comprises net income excluding exceptional items described above, was $223 million in 2023 compared to $169 million in 2022, an increase of $54 million.

The increases in net income and adjusted net income primarily reflect higher net revenue driven by volume growth, partially offset by the increase in operating expense and research and development expenses.
Comparison of the years ended December 31, 2022 and December 31, 2021

	For the years ended December 31,
(in millions)	2022	2021	% Change
Net revenue	$901	$791	14%
Cost of sales	(159)	(127)	25%
Gross profit	742	664	12%
Selling, general and administrative expenses	(763)	(431)	77%
Research and development expenses	(72)	(52)	38%
Net other operating income	8	32	(75)%
Operating (loss)/profit	(85)	213	(140)%
Net finance expense	(10)	(23)	(57)%
(Loss)/profit before taxation	(95)	190	(150)%
Income tax benefit	42	15	180%
Net (loss)/income	$(53)	$205	(126)%
Net revenue. Substantially all our net revenue for 2022 and 2021 were derived from sales of SUBLOCADE, PERSERIS and other buprenorphine-based sublingual products (including SUBOXONE Film and SUBOXONE Tablet). SUBLOCADE accounted for 45% of our net revenue in 2022 (2021: 31%). PERSERIS accounted for 3% of our net revenue in 2022 (2021: 2%) and other buprenorphine-based sublingual products accounted for 52% of our net revenue in 2022 (2021: 67%). The increase in 2022 net revenue was attributable to an increase in products sold across all major product lines. Price changes were insignificant to our net revenue.
On a disaggregated basis, the Group’s net revenue by major product line:

	For the years ended December 31,
(in millions)	2022	2021	% Change
SUBLOCADE	408	244	67%
PERSERIS	28	17	65%
Sublingual (SUBOXONE)/Other	465	530	(12)%
Total Indivior Group net revenue	$901	$791	14%
Total net revenue increased by $110 million, or 14%, to $901 million in 2022 from $791 million in 2021. The increase was primarily driven by higher net revenue from SUBLOCADE, which increased by $164 million or 67% from 2021, due to continued growth in the BMAT market and by our relatively stable market share for SUBOXONE Film in the U.S. Strong year-over-year SUBLOCADE net revenue growth was due to volume growth in the Organized Health Systems channel and increased new patient enrollments. SUBOXONE Film share averaged 20% (2021: 20%) and exited 2022 at 19% (2021 exit share: 22%). In 2022, total net revenue from PERSERIS was $28 million, representing a 65% increase from 2021.

The U.S. market is the largest contributor to our net revenue. Sales rebates, discounts and returns and other offsets to gross revenues are reflected in net revenue. The following table sets out a breakdown of net revenue as between the U.S. and the rest of the world.

	For the years ended December 31,
(in millions)	2022	2021	% Change
United States	731	603	21%
Rest of world (including United Kingdom)	170	188	(10)%
Total Indivior Group net revenue	$901	$791	14%
In 2022, U.S. net revenue increased by 21% to $731 million as compared to $603 million in 2021, primarily due to strong growth in net revenue attributable to SUBLOCADE over the same period, the market share resilience of SUBOXONE Film and the underlying BMAT market growth.
In 2022, net revenue attributable to the rest of the world (including the United Kingdom) decreased 10% to $170 million from $188 million in 2021. In 2022, positive contributions from product launches in new markets (SUBLOCADE / SUBUTEX Prolonged Release and SUBOXONE Film) were more than offset by unfavorable foreign currency translation and ongoing competitive pressure on legacy tablet products. In 2022, SUBLOCADE / SUBUTEX® Prolonged Release net revenue in ROW was $27 million.
The following table provides a summary of activities with respect to accruals for rebates, discounts and returns and rebates payable for the years ended December 31, 2022 and 2021:

Accruals for rebates, discounts and returns, and rebates payable (in millions)	2022	2021
Opening balance at beginning of period	(550)	(399)
Provision related to sales made in:
Current period	(1,187)	(1,081)
Prior period	14	24
Payments and credits	1,291	906
Closing balance at beginning of period	$(432)	$(550)
The accruals for rebates, discounts and returns, and rebates payable decreased to $432 million as of December 31, 2022 from $550 million as of December 31, 2021 primarily due to the timing of rebate payments.
Cost of sales. Cost of sales increased by $32 million, or 25%, to $159 million in 2022 from $127 million in 2021 due to higher sales volumes in the U.S. and inflation.
Gross margin, which we define as gross profit divided by net revenue, was 82% in 2022 as compared to 84% in 2021. Gross margin declined slightly as expected in 2022, reflecting a higher mix of less profitable government channels for SUBOXONE film in the U.S. and some cost impacts from inflation.
Selling, general and administrative expenses. Selling, general and administrative expenses increased by $332 million, or 77%, to $763 million in 2022 from $431 million in 2021. In 2022, selling, general and administrative expenses included exceptional items of $296 million for litigation provisions primarily related to antitrust litigation and consumer protection claims. The increase in expenses also included $6 million of exceptional legal and consulting costs incurred in preparation for the planned additional listing of Indivior shares on a U.S. exchange. Exceptional costs of $6 million was included in 2021 due to a non-cash adjustment to the provision for ANDA litigation offset by release of provisions.
Adjusted selling, general and administrative expenses, which we define as selling, general and administrative expenses excluding exceptional items, increased to $461 million in 2022 from $425 million in 2021. This increase primarily reflects sales and marketing investments to grow the Group’s long-acting injectable products, SUBLOCADE and PERSERIS, along with cost inflation.
Research and development expenses. Research and development expenses increased by $20 million, or 38%, to $72 million in 2022 from $52 million in 2021. The increases over the year-ago periods reflect higher R&D activity for SUBLOCADE studies (safety and efficacy and Post Marketing Requirement (PMR) studies), process validation testing related to LAI capacity expansion and continued early-stage asset development.
Net other operating income. Net other operating income was $8 million in 2022 and $32 million in 2021. In 2022, net other operating income included $5 million of exceptional benefit related to a Directors' & Officers' insurance claim settlement. Net other operating income in 2021 included $32 million of net exceptional benefits primarily due to the net proceeds received from the sale of the legacy TEMGESIC® (buprenorphine) franchise outside of North America and a Directors' & Officers' insurance claim settlement.
Operating profit/(loss). Operating loss in 2022 was $85 million as compared to an operating profit of $213 million in 2021. In 2022, net exceptional costs of $297 million are included compared to the net exceptional benefit of $26 million in 2021. The loss in 2022 on a reported basis primarily reflected the exceptional litigation provision. In 2022, adjusted operating profit increased 13% to $212 million (2021: $187 million). The increase in 2022 in adjusted operating profit reflected strong net revenue growth partially offset by higher operating expenses, mainly related to increased sales and marketing investments to grow the Group’s long-acting injectable technologies, SUBLOCADE and PERSERIS, and higher R&D expenses.
Net finance expense. Net finance expense decreased by $13 million, or 57%, to $10 million in 2022 from $23 million in 2021. The reduction in net finance expense reflected higher interest income earned on the Group's investments and rising interest rates.
Taxation. Income tax benefit in 2022 was $42 million, reflecting an effective tax rate of 44% on the Group’s profits for 2022 as compared with an income tax benefit of $15 million in 2021, reflecting an effective tax rate of -8% on the Group’s profits for 2021. In 2022, adjusted tax expense was $33 million, excluding the $75 million tax benefit on exceptional items, an adjusted effective tax rate of 16%. In 2021, adjusted tax expense amounted to $25 million, excluding the $40 million tax benefit on exceptional items, an adjusted effective tax rate of 15%.
Net income. Net income decreased by $258 million, representing a net loss of $53 million in 2022 compared to a net profit of $205 million in 2021 which primarily reflects the exceptional litigation provision.
Adjusted net income, which comprises net income excluding exceptional items described above, was $169 million in 2022 compared to $140 million in 2021. The increase in adjusted net income on an adjusted basis primarily reflects higher net revenue partially offset by the increase in operating expense, primarily SG&A investments behind SUBLOCADE and PERSERIS.
Exceptional Items and Adjusted Results
Exceptional items and other adjustments represent significant expenses or income that do not reflect the Group’s day-to-day operations or the adjustment of which may be useful to investors to improve comparability to other pharmaceutical companies’ adjusted results (e.g., exclusion of amortization of acquired intangible assets) and exclude items which Management in many cases does not directly control or influence. Exceptional items and other adjustments are excluded from adjusted results consistent with our internal reporting. Adjusted results are not a substitute for, or superior to, reported results presented in accordance with IFRS. Management performs a quantitative and qualitative assessment to determine if an item should be considered for adjustment.

The table below sets out exceptional items and other adjustments recorded in each period

	For the year ended December 31,
(in millions)	2023	2022	2021
Exceptional items and other adjustments within cost of sales
Amortization of acquired intangible assets(1)	(8)	—	—
Total exceptional items and other adjustments within cost of sales	(8)	—	—

Exceptional items and other adjustments within SG&A
Restructuring costs(2)	—	—	1
Legal costs/provision(3)	(240)	(296)	18
Acquisition-related costs(4)	(22)	—	—
ANDA litigation(5)	—	—	(24)
Debt refinancing(6)	—	—	(1)
U.S. listing costs(7)	(6)	(6)	—
Total exceptional items and other adjustments within SG&A	$(268)	$(302)	$(6)

Exceptional items and other adjustments within net other operating income
Net proceeds from the sale of intangible assets(8)	—	—	20
Income recognized in relation to a supply agreement(9)	3	—	—
Insurance reimbursement(10)	—	5	12
Total exceptional items and other adjustments within net other operating income	$3	$5	$32

Exceptional items and other adjustments within net finance income/(expense)
Debt refinancing(6)	—	—	(1)
Total exceptional items and other adjustments within net finance income/(expense)	$—	$—	$(1)

Total exceptional items and other adjustments before taxes	$(273)	$(297)	$25

Exceptional items and other adjustments within tax
Tax on exceptional items and other adjustments	63	57	(3)
Exceptional tax items(11)	(11)	18	43
Total exceptional items and other adjustments within tax	$52	$75	$40
Total exceptional items and other adjustments	$(221)	$(222)	$65
________________
(1)With the acquisition of Opiant (refer to Note 27 of the Notes to the Audited Consolidated Financial Statements) and approval of OPVEE, the Group reported adjusted cost of sales to exclude amortization of acquired intangible assets on a prospective basis from the second quarter of 2023. Prior period adjusted results have not been restated as the impact is not material.
(2)In 2021, a restructuring program concluded and the remaining provision was released which resulted in an exceptional benefit of $1 million.
(3)In 2022, the Group recognized a provision for $290 million related to certain multi-district antitrust class and state claims. In 2023, the Group increased this provision by $228 million. Refer to Note 21, Legal Proceedings, of the Notes to the Audited

Consolidated Financial Statements, for further details. Additionally, the Group increased a provision for IP related matters by $12 million in 2023 and recognized a provision of $6 million to settle a dispute over reimbursement of legal costs with a supplier in 2022. In 2021, negotiation with DOJ-related plaintiffs led to a change in the Group’s provision for DOJ-related matters which resulted in a provision release of $18 million.
(4)In 2023, the Group recognized $16 million of exceptional costs related to the acquisition of Opiant (refer to Note 27 of the Notes to the Audited Consolidated Financial Statements) and $6 million of exceptional costs related to the acquisition of a business consisting of a manufacturing facility, workforce, and supply contracts (refer to Note 28 of the Notes to the Audited Consolidated Financial Statements).
(5)In 2021, upon conclusion of expert discovery, the Group increased the provision for ANDA Litigation to $73 million resulting in an exceptional charge for $24 million.
(6)In 2021, the Group incurred $1 million of exceptional advisory and legal fees related to the Group’s debt refinancing, which are included in selling, general and administrative expenses. Additionally, in 2021, the Group wrote off $1 million of unamortized deferred financing costs due to the extinguishment and settlement of the previous term loan. These costs are included within finance expense.
(7)In 2023 and 2022, the Group recognized $6 million and $6 million, respectively, of exceptional costs in preparation for an additional listing of Indivior shares on the Nasdaq Global Select Market.
(8)In 2021, the Group recognized a net gain on disposal from the sale of the legacy TEMGESIC/ BUPREX/ BUPREXX (buprenorphine) analgesic franchise outside of North America to Eumedica Pharmaceuticals AG for $19 million and the proceeds received from the out-licensing of nasal naloxone opioid overdose patents for $1 million.
(9)In 2023, the Group recognized $3 million of exceptional income related to a supply agreement where no further obligations are outstanding for the Group to deliver.
(10)In 2022 and 2021, the Group recognized $5 million and $12 million, respectively, of exceptional other income related to a directors’ and officers’ insurance reimbursement claim.
(11)Exceptional tax items in 2023 are comprised of a $5 million write-off of deferred tax assets and tax expense due to limitation on the deduction of executive compensation by U.S. publicly traded companies, a $3 million change in estimate as to the tax benefit of legal provisions booked in the prior year, and a $3 million accrual for adjustments to Opiant predecessor period taxes. Exceptional tax benefits recorded in 2022 relate mainly to the impact of the re-measurement of certain deferred tax assets. For 2021, exceptional tax items relate to the approval of tax credits by the Internal Revenue Service in relation to development credits for SUBLOCADE claimed for 2014 to 2017 and the tax impact of settlement costs incurred with RB which were recorded in the prior year.

Non-IFRS Measures
In considering the financial performance of the business, Management analyzes the primary financial performance measures of adjusted gross margin, adjusted selling, general and administrative expenses, adjusted operating profit, adjusted tax expense, adjusted effective tax rate, adjusted net income and adjusted diluted earnings per share (together, “adjusted results”). These adjusted results are not measures defined by IFRS and are not a substitute for, or superior to, reported results presented in accordance with IFRS.
We believe our adjusted results, as defined below, may be useful to investors as they improve comparability to other pharmaceutical companies’ adjusted earnings (e.g., exclusion of amortization of acquired intangible assets) and exclude items which do not reflect our day-to-day operations and which Management in many cases does not directly control or influence. Similar concepts of adjusted operating profit and adjusted earnings are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted operating profit or earnings-related performance measure when reporting their results.
Adjusted results have limitations as analytical tools. They are not recognized terms under IFRS and therefore do not purport to be an alternative to operating profit as a measure of operating performance. Adjusted results are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations.
Presented below are certain non-IFRS measures, including adjusted gross profit, adjusted selling, general and administrative expenses, adjusted operating profit, adjusted profit before taxation, adjusted tax expense, adjusted net income, and adjusted diluted earnings per share for the historical periods presented along with a reconciliation of these metrics to a reported IFRS measure. Refer to “Exceptional Items and Adjusted Results” above for descriptions of adjusting items:

Adjusted gross profit reconciliation:

	For the years ended December 31,
(in millions)	2023	2022	2021
Gross profit - IFRS	$907	$742	$664
Adjustments to cost of sales	8	—	—
Adjusted gross profit - Non IFRS	$915	$742	$664
We define adjusted gross margin as adjusted gross profit divided by net revenue.
Adjusted selling, general and administrative expenses reconciliation:

	For the years ended December 31,
(in millions)	2023	2022	2021
Selling, general and administrative expenses - IFRS	$(811)	$(763)	$(431)
Adjustments to selling, general and administrative expenses	268	302	6
Adjusted selling, general and administrative expenses - Non IFRS	$(543)	$(461)	$(425)

Adjusted operating profit reconciliation:

	For the years ended December 31,
(in millions)	2023	2022	2021
Operating (loss)/profit - IFRS	$(4)	$(85)	$213
Adjustments to cost of sales	8	—	—
Adjustments to selling, general and administrative expenses	268	302	6
Adjustments to net other operating income	(3)	(5)	(32)
Adjusted operating profit - Non IFRS	$269	$212	$187

Adjusted profit before taxation reconciliation:

	For the years ended December 31,
(in millions)	2023	2022	2021
Profit/(loss) before taxation - IFRS	$1	$(95)	$190
Adjustments to cost of sales	8	—	—
Adjustments to selling, general and administrative expenses	268	302	6
Adjustments to net other operating income	(3)	(5)	(32)
Adjustments to net finance income/(expense)	—	—	1
Adjusted profit before taxation - Non IFRS	$274	$202	$165
Adjusted tax expense reconciliation:

	For the years ended December 31,
(in millions)	2023	2022	2021
Tax benefit - IFRS	$1	$42	$15
Tax on adjustments	(63)	(57)	3
Tax adjustments	11	(18)	(43)
Adjusted tax expense - Non IFRS	$(51)	$(33)	$(25)
We define adjusted effective tax rate as adjusted tax expense divided by adjusted profit before taxation.
Adjusted net income reconciliation:

	For the years ended December 31,
(in millions)	2023	2022	2021
Net income/(loss) for the period - IFRS	$2	$(53)	$205
Adjustments to costs of sales	8	—	—
Adjustments to selling, general and administrative expenses	268	302	6
Adjustments to net other operating income	(3)	(5)	(32)
Adjustments to net finance income/(expense)	—	—	1
Tax on adjustments	(63)	(57)	3
Tax adjustments	11	(18)	(43)
Adjusted net income - Non IFRS	$223	$169	$140

Adjusted diluted earnings per share:
A reconciliation of net income/(loss) to adjusted net income is included above. Weighted average shares used in computing diluted earnings/(loss) per share is reconciled to weighted average shares used in computing adjusted diluted earnings per share below:

(in thousands)	2023	2022	2021
Weighted average shares used in computing diluted earnings/(loss) per share(1)	141,800	139,012	151,940
Potentially dilutive share excluded, because effect was anti-dilutive	—	6,605	—
Weighted average shares used in computing adjusted diluted earnings per share(1)	141,800	145,617	151,940
1) All periods presented reflect the impact on diluted weighted average number of shares outstanding, diluted earnings(loss) per share and adjusted diluted earnings per share of the October 2022 5-for-1 share consolidation. Refer to Note 23 to the audited consolidated financial statements.
B.Liquidity and Capital Resources
Overview
The Group expects to fund its recurring costs, growth investments, research and development, corporate expenses, debt service and returns to shareholders, if any, from accumulated liquidity and cash flows from operating activities.
At December 31, 2023, the Group had $451 million of gross liquidity (comprising cash of $316 million and investments of $135 million). This compares to contractual obligations of $837 million, mainly comprised of obligations under its Term Loan, legal settlement liabilities and lease liabilities. See “Item 5B. Liquidity and Capital Resources—Contractual Obligations.”
Based on our current and anticipated levels of operations, and the condition of our markets and industry, we believe our cash flows from operating activities and current liquidity will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. However, our liquidity is also subject to contingent liabilities. See “Item 3.D - Risk Factors—We are currently, in the past have been, and in the future may be, subject to substantial litigation and ongoing litigation that could cause us to incur significant legal expenses, divert management’s attention, and result in harm to our business.”
Indivior PLC is a holding company with no direct source of operating income. It is therefore dependent on its capital-raising abilities and dividend payments from its subsidiaries. The ability of subsidiaries within the Group to pay dividends and Indivior PLC’s ability to receive distributions from its investments in other entities are subject to restrictions, including, but not limited to, covenants in our Term Loan and the existence of sufficient distributable reserves.
Borrowings and other obligations
As of December 31, 2023, the Group’s gross borrowings under its Term Loan were $239 million. The table below sets out the current and non-current obligations of the Term Loan as presented in the balance sheet as of December 31, 2023, and December 31, 2022:

Term loan (in millions)	Dec 31 2023	Dec 31 2022
Term loan – current	(3)	(3)
Term loan – non-current	(236)	(237)
Total term loan	$(239)	$(240)
________________
*Total term loan borrowings reflect the principal amount drawn net of debt issuance costs of $5 million in 2023 and $6 million in 2022.

The Term Loan
Indivior Finance S.àr.l., Indivior SMTM LLC, RBP Global Holdings Limited, which are subsidiaries of Indivior PLC, entered into a Credit Agreement, originally dated as of December 19, 2014, as amended and restated from time to time with Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank, N.A., and Deutsche Bank AG New York Branch as lenders (the “Credit Agreement”). The Credit Agreement provides for a $250 million term loan. The obligations of the borrowers are secured by substantially all the assets of the borrowers, including a pledge of all of the equity interests of the borrowers. In April 2022, the Group completed an amendment to its existing term loan which provides the Group greater flexibility in the use of cash being generated and changes the variable interest rate base from USD LIBOR to USD SOFR plus a credit spread adjustment of 26 basis points. As part of the modification, the Group incurred $1 million of issuance costs, banking fees and legal fees which were capitalized, netted against the total amount borrowed and are amortized over the maturity period using the effective interest method.
The Term Loan has a 1% annual amortization feature with a quarterly payment of $0.625 million, with the remaining principal amount outstanding due on June 30, 2026. Nominal interest margin is calculated as USD SOFR plus 0.26%, subject to a floor of 0.75%, plus a credit spread adjustment of 5.25%. The average interest rate during 2023 and 2022 was 10.54% and 7.22%, respectively.
The Credit Agreement includes the following:
•an accordion feature such that $75 million of additional incremental loans are permitted plus additional further incremental loans up to amounts based on various leverage ratios and subject to various conditions.
•a minimum liquidity covenant requiring that the borrowers and their restricted subsidiaries not allow liquidity to be less than the greater of $100 million or 50% of the aggregate amount of loans outstanding on the last day of each fiscal quarter.
•customary events of default including non-payment of principal, interest, fees or any other amounts when due, breach of certain covenants or representations, cross event of default and cross acceleration, insolvency and insolvency events, material monetary judgments, pension defaults, material invalidity of guarantees or security, ranking and change of control. In the event of an event of default, the administrative agent under the Credit Agreement may terminate the debt facilities and/or demand repayment in full of any borrowings outstanding under the debt facilities, together with accrued interest thereon and all fees and other accrued obligations of the borrowers.
Cash flow
The following table summarizes the principal components of our cash flows for the periods under review:

	For the years ended December 31,
(in millions)	2023	2022	2021
Net cash (outflow)/inflow from operating activities	(315)	(4)	353
Net cash outflow from investing activities	(98)	(223)	(14)
Net cash outflow from financing activities	(46)	(100)	(94)
Exchange difference on cash and cash equivalents	1	(1)	(1)
Net (decrease)/increase in and cash equivalents	$(458)	$(328)	$244
Net cash (used in)/provided by operating activities
The net cash outflow from operating activities was $315 million in 2023, a decrease of $311 million, compared to the net cash outflow of $4 million in 2022. The decrease was primarily due to litigation settlement outflows of $610 million, partially offset by increased accruals for government rebates and trade payables. The litigation settlement related outflows include the Antitrust MDL settlement payment of $103 million with States, transfer of $415 million into an escrow account for the settlement with the Antitrust MDL end payors and direct purchasers, subject to final court approval, settlement payments of $24 million for intellectual property-related and other legal matters, in addition to the Group's previously scheduled litigation settlement payments totaling $68 million for the Department of Justice (DOJ), Reckitt Benckiser (RB) and Dr. Reddy's Laboratories (DRL) matters. Refer to “Item 18. Financial Statements—Audited Consolidated Financial Statements—Note 19. Provisions and other liabilities” for additional details on the litigation-related settlement payments.
The net cash outflow from operating activities was $4 million in 2022, a decrease of $357 million, compared to the net cash inflow of $353 million in 2021. $299 million of this change results from a decrease in trade spend accruals in 2022 versus the increase experienced in 2021. The remaining decrease in cash from operating activities results from settlement payments and increased income taxes paid (net of refunds) in 2022.
Net cash from operations was an outflow in 2022 and 2023, primarily due to the litigation costs. We expect such costs to be substantially less in 2024. Refer to “Item 18. Financial Statements—Audited Consolidated Financial Statements—Note 19. Provisions and other liabilities” for a discussion of our litigation liabilities and provisions.
Net cash used in investing activities
Net cash used in investing activities was $98 million in 2023, a decrease of $125 million, compared to net cash used of $223 million in 2022, reflecting a $124 million outflow for the Opiant acquisition, net of cash assumed. In the prior year period, the outflow from investing activities primarily reflected the net investment in a portfolio of investment grade debt and treasury securities.
Net cash used in investing activities was $223 million in 2022, an increase of $209 million, compared to net cash used of $14 million in 2021. This reflects the net investment in a portfolio of investment grade debt and treasury securities. See “Item 18. Financial Statements—Audited Consolidated Financial Statements—Note 12. Investments” for further discussion.
We expect to make capital expenditures of $45 million to $55 million over the next three years to establish and scale manufacturing of SUBLOCADE and PERSERIS at the Raleigh, NC manufacturing facility (refer to “Item 18. Financial Statements—Note 28. Business Combinations.”), after which time we expect capital expenditures to revert to levels more in line with Indivior’s history.
The Group expects to continue investing in development stage assets from time to time but presently has no commitment to do so.
Net cash used in financing activities
Net cash used in financing activities decreased by $54 million, from $100 million in 2022 to $46 million in 2023. Net cash used in financing activities in the current period reflects shares repurchased and canceled, the extinguishment of debt assumed in the Opiant acquisition, principal portion of lease payments and quarterly amortization of the Group’s term loan facility, partially offset by proceeds received from the issuance of shares for employee compensation agreements. In the prior year period, the outflow from financing activities primarily reflected shares repurchased and canceled.
Net cash used in financing activities increased by $6 million, to $100 million in 2022 from $94 million in 2021. This is primarily a reflection of an increase in payments made for the Group’s share repurchase program.
Cash used in investing activities in both 2022 and 2023 also was elevated due to share repurchase programs. Net cash used in financing activities in 2024 is expected to reflect additional share repurchases of up to $78 million, and we may elect to repurchase additional shares in the future.
Capital Expenditure
The Group’s capital expenditures for the years ended 2023, 2022, and 2021 were $8 million, $5 million, and $4 million, respectively. These capital expenditures were primarily for equipment used in the manufacture of our products. The Group funded these expenditures from its existing cash balances.
Intangible asset purchases for the years ended 2023, 2022, and 2021 were $171 million, $1 million, and $30 million, respectively, and were funded from existing cash balances. The 2023 intangible asset purchases include $126 million related to the in-process research and development value for OPVEE (nalmefene) nasal spray recognized through the Opiant acquisition. Refer to "Item 18. Financial Statements—Note 27 Acquisition of Opiant”. Additionally, 2023 intangible assets purchases include $21 million for the acquisition of INDV-2000 (oral Orexin-1 receptor antagonist) from C4X Discovery and $15 million to secure the global rights to develop, manufacture, and commercialize Alar Pharmaceuticals Inc.’s (“Alar”) portfolio of buprenorphine-based ultra long-acting injectables, including a lead asset (INDV-6001) which is potentially the first three-month long-acting injectable for OUD. In 2021, the intangible assets purchase of $30 million related to a payment made to Aelis Farma for an exclusive option and license agreement to develop its leading compound (AEF0117) targeting cannabis use disorders.

Capital Expenditures	For the years ended December 31,
(in millions)	2023	2022	2021
Purchases of property, plant and equipment	(8)	(5)	(4)
Purchases of intangible assets	(171)	(1)	(30)
Total	$(179)	$(6)	$(34)
Contractual Obligations
The table below sets forth the Group’s anticipated contractual cash flows including bank borrowings, legal settlement payments (including expected interest payments), share repurchase liabilities and lease liabilities on an undiscounted basis as of December 31, 2023. The end payor and direct purchaser settlements of $30 million and $385 million are excluded as the Group funded these into qualified settlement escrow accounts in 2023.

	Total	1 year or less	2-5 years	More than 5 years
(in millions)	At December 31, 2023
Borrowings	311	30	281	—
DOJ resolution	410	53	357	—
RB indemnity settlement	24	8	16	—
Intellectual property matters	12	12	—	—
Lease liabilities	49	11	36	2
Share repurchase liabilities	23	23	—	—
Other(1)	8	—	—	8
Total	$837	$137	$690	$10
_______________
(1)Other liabilities primarily represent employee related liabilities.

We expect our cash and cash equivalents, together with our cash flows generated from operations and borrowings from banks and other financial institutions to be sufficient to fund additional planned capital requirements, which may include additional capital expenditures, share repurchases, milestone and royalty payments (described below) in addition to the contractual obligations noted above.
Potential milestone and royalty payments
The Group is party to collaboration and license arrangements for the development of pharmaceutical and digital products. Milestone payments will be due if various developmental, regulatory and commercial goals are achieved and in certain cases royalties will be payable as a percentage of net revenue, although the Group generally has the right to terminate these agreements at no cost. Since some of these products are in the early stages of development, the potential obligation to make milestone payments will be carried for a number of years if the products move successfully through the development process. The development of any pharmaceutical product is risky and may fail at any stage, whether from failure to meet key study endpoints, safety concerns, or failure to obtain regulatory approval. Therefore, the probability of success and timing of any potential payments is inherently uncertain. See generally, “Item 3.D—Risk Factors—Most of our pharmaceutical pipeline relies on collaborations with third parties, which may adversely affect the development and sale of our products.”
In 2021, the Group entered a strategic collaboration with Aelis Farma that includes a $100 million option for an exclusive global license to develop, make and commercialize AEF0117, a leading compound to treat cannabis-related disorders. The option becomes exercisable upon completion of a successful Phase 2B trial and end-of-Phase 2 meeting with the FDA, estimated to occur in late 2024 or early 2025.
CVR Agreement
In connection with the acquisition of Opiant, a subsidiary of Indivior issued Contingent Value Rights (“CVRs”) to the stockholders of Opiant. Each CVR represents the obligation of Indivior Inc. to make cash payments upon achievement of certain worldwide net sales milestones during the period from October 1, 2023 to September 30, 2030.
We estimate total potential payments to be up to an additional $68 million over a period of up to 7 years from the date of the first commercial sales of a new Opiant product. Refer to "Item 18. Financial Statements—Note 27 Acquisition of Opiant” for additional details on the CVR agreement.

C.Research and Development Expenses, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview Background—8. Intellectual Property,” “Item 4. Information on the Company—B. Business Overview Background—4. Research and Development,” and “Item 5. Operating and Financial Review and Prospects.”
D.Trend Information
For a discussion of trend information, see “Item 5.A.— Operating Results—Key factors affecting results of operations.”
E.Critical Accounting Estimates
The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The preparation of the financial statements requires Management to make certain estimates and assumptions, either at the balance sheet date or during the year, which affect the reported amounts of revenues, expenses, assets, liabilities and contingent amounts. Our most significant accounting estimates, set out in Note 2 “Basis of Preparation” included in “Item 18. Financial Statements—Audited Consolidated Financial Statements,” include a description of the estimates, assumptions and judgements applied in the preparation of the consolidated financial statements of the Group.
Given the uncertainties inherent in our business activities, we must make certain estimates and assumptions that require difficult, subjective and complex judgments. These estimates are based on the Group’s knowledge of the amount, events, or actions considering history and expectations of future outcomes. Estimates and underlying assumptions are reviewed on an ongoing basis. Because of uncertainties inherent in such judgments, actual outcomes and results may differ from our assumptions and estimates, which could materially affect the Group’s consolidated financial statements. Application of the following accounting policies requires certain assumptions and estimates that have the potential for the most significant impact on our consolidated financial statements. Management believes the estimation uncertainties included within each policy could be material to the results of operations or cash flows in a given period. Revisions to the following estimates are recognized prospectively.
•Accruals for returns, discounts, incentives and rebates
•Impairment of intangible assets
•Acquisitions

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth the names and positions of the members of our Board as of the date of this annual report. Except as otherwise indicated, the business address of each of the directors is 234 Bath Road, Slough, Berkshire SL1 4EE, United Kingdom.
There are no familial relationships between any director, executive officer, or person nominated or chosen by the Group to become a director or executive officer.

Name	Position	Director Since	Term Expires(1)
Graham Hetherington	Chair	Nov. 2019	Nov. 2026
Mark Crossley	Chief Executive Officer and Executive Director	Feb. 2017	(2)
Ryan Preblick	Chief Financial Officer and Executive Director	Nov. 2020	(2)
Juliet Thompson	Senior Independent Director	Mar. 2021	Mar. 2027
Peter Bains	Independent Non-Executive Director	Aug. 2019	Jul. 2025
Dr. Keith Humphreys	Independent Non-Executive Director	Nov. 2023	Nov. 2032
Jerome Lande	Non-Executive Director	Mar. 2021	Dec. 2024
Joanna Le Couilliard	Independent Non-Executive Director; Designated Non-Executive Director for Workforce Engagement	Mar. 2021	Mar. 2027
Barbara Ryan	Independent Non-Executive Director	Jun. 2022	Jun. 2025
Mark Stejbach	Independent Non-Executive Director; Designated Non-Executive Director for Workforce Engagement	Mar. 2021	Mar. 2027
________________
(1)The dates listed represent the end of the respective Director’s term of office on the Board.
(2)Per their employment with the Group, Messrs. Crossley and Preblick serve at the request of the Board and may be removed at any time. Their business address is 10710 Midlothian Turnpike, Suite 125, North Chesterfield, VA, 23235, United States.

Board Diversity Matrix

Total Number of Directors: 10
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	3	7
Part II: Demographic Background
African American or Black
Alaskan Native of Native American
Asian
Hispanic or Latinx
Native Hawaiian or Pacific Islander
White	10
Two of More Races or Ethnicities
LGBTQ+
Did Not Disclose

Graham Hetherington, age 65, has served as Chair of the Board since November 2020 and as a non-executive director since November 2019. Mr. Hetherington brings substantial financial and industry experience to the Board having served as the Chief Financial Officer of two FTSE 100 companies. He has a wide knowledge of international financial management and planning, including M&A and audit and risk management, coupled with an in-depth understanding of the U.S. market. Mr. Hetherington was previously Chief Financial Officer of Shire PLC, a global pharmaceutical company, from 2008 until 2014, Chief Financial Officer of Bacardi and Company from 2007 to 2008, and Chief Financial Officer of Allied Domecq plc from 1999 to 2005. Mr. Hetherington was chair of the Audit Committee of BTG plc, a global healthcare company, from 2016 to 2019 and senior independent director of BTG plc from 2017 to 2019. Mr. Hetherington is a Fellow of the Chartered Institute of Management Accountants.
Mark Crossley, age 54, has been Chief Executive Officer since June 2020. He joined the Group in 2012 as Global Finance Director with responsibilities for finance, information systems, and procurement. He was appointed Chief Strategy Officer in October 2014. Mr. Crossley was appointed to the Board in February 2017 and served as Chief Financial Officer from 2017 to 2019. He was appointed Chief Financial and Operations Officer in July 2019, with oversight of the finance, information technology, manufacturing, supply, quality, and procurement functions. Prior to joining Indivior, Mr. Crossley spent 13 years at Procter & Gamble in various finance leadership roles including Corporate Portfolio, Strategic and Business Planning (Female Beauty), as well as multiple roles in Corporate Treasury and its Baby Care division. He also enjoyed an eight-year career with various operational and staff assignments in the U.S. Coast Guard. Mr. Crossley graduated from the U.S. Coast Guard Academy with a BS in Management and Economics and received an MBA from Boston College.
Ryan Preblick, age 48, was appointed Chief Financial Officer and executive director in November 2020, having served as Interim Chief Financial Officer since June 2020. Mr. Preblick has been in a financial leadership capacity since joining Indivior in 2012 as U.S. Commercial Controller. Prior to his appointment as Interim Chief Financial Officer in June 2020, Mr. Preblick was Senior Vice President-Global Finance & Commercial Operations. This included overseeing all key financial management, analysis, and reporting elements of the Group’s global business. Prior to that, he was Vice President-U.S. Finance with responsibility overseeing all financial aspects of the U.S. business, the Group’s largest business, including management, planning, analysis and reporting, government pricing and managed care contracting operations. Mr. Preblick began his career in corporate finance at Honeywell International and then spent twelve years at Altria Company (including Phillip Morris USA) in finance leadership roles of increasing responsibility working with Treasury, Financial Planning & Analysis, Market Analytics, Supply Chain, and Brand Decision Support. Mr. Preblick holds a BS in Finance from Penn State University and an MBA from the University of Richmond.
Juliet Thompson, age 57, has served as an independent non-executive director since March 2021 and was appointed as Senior Independent Director with effect from October 1, 2023. Ms. Thompson has over 30 years of finance, banking, and board experience with significant focus in the healthcare sector. Ms. Thompson is a proven FTSE 250 audit chair and a former investment banker who has spent her career advising pharmaceutical and biotech companies. Ms. Thompson chairs the Audit Committees of Novacyt S.A., OrganOx Limited, and ANGLE plc. From 2013 until her retirement in in 2015, Ms. Thompson led the life sciences and clean tech teams at Stifel Financial Corp. where she advised CEOs and CFOs in the healthcare sector. Prior to joining Stifel, from 2003 to 2013, Ms. Thompson was employed by Nomura Code and advised companies in the healthcare and clean tech sectors on their financing and strategic options. She worked on over 50 transactions including IPO’s, secondary offerings, private placements, and M&A. She played a leading role in setting up Code Securities, which was acquired by Nomura (becoming Nomura Code) but remained independent. Previously, she served on the boarsd of GI Dynamics, Inc., a Boston-based medical device company developing products for patients with type 2 diabetes and obesity, from 2017 to 2020, and Vectura plc from 2017 to 2021. Ms. Thompson holds a BSc in Economics from the University of Bristol and is a Chartered Accountant holding an ACA from the Association of Chartered Certified Accountants.

Peter Bains, age 66, has served as an independent non-executive director since August 2019. He currently serves as Group CEO of Biocon Ltd an Indian public company focused on contract services and generics. Mr. Bains is Non-Executive Chair of ILC Therapeutics, a private UK-based biotechnology company and pioneer in the discovery and development of hybrid interferon drugs, and is a non-executive director of both Apterna Limited and MiNA Therapeutics Limited. Mr. Bains has over 30 years of experience in the pharmaceutical and biotechnology industries, including a 23-year career at GlaxoSmithKline, where he held numerous senior operational and strategic roles. He also served as the Chief Executive Officer of Sosei Group Corporation, a Tokyo-listed biotech company, from 2010 to 2018, and as the Chief Executive Officer of Syngene International, which he successfully took public on the Mumbai Exchange, from 2010 to 2016. Mr. Bains previously served as a member of the board of Mereo BioPharma Group plc (NASDAQ: MREO), a public biopharmaceutical company focused on innovative therapeutics in both oncology and rare diseases, from 2015 to 2021. Mr. Bains holds a BSc (Combined Honours) in Physiology/Zoology from Sheffield University.
Dr. Keith Humphreys, age 57, has served as an independent non-executive director since November 2023. He currently serves as Esther Ting Memorial Professor in the Department of Psychiatry and Behavioral Sciences at Stanford University. Dr. Humphreys was previously a Senior Policy Advisor in the White House Office of National Drug Control Policy in the Obama Administration and is an Honorary Professor of Psychiatry at the Institute of Psychiatry, King’s College, London. He was awarded an Officer of the Order of the British Empire (“OBE”) in September 2022 for his services to science and policy on addiction. Dr. Humphreys holds a BA in Psychology from Michigan State University and an AM in Clinical/Community Psychology and PhD in Psychology from the University of Illinois.
Jerome Lande, age 47, has served as a non-executive director since March 2021. Mr. Lande has over 20 years of experience as a professional investor, including substantial investing in medical device, pharmaceutical, and healthcare services companies. He currently serves as Deputy Chief Investment Officer & Managing Partner at Scopia Capital Management. Mr. Lande co-founded Coppersmith Capital Management, where he was managing partner and portfolio manager until it combined with Scopia in 2016. Prior to co-founding Coppersmith, Mr. Lande was a Partner of MCM Capital Management, LLC, the general partner of MMI Investments, LP, a small-cap investment fund founded in 1996 to employ private equity investing methodologies in public equities, and where Mr. Lande oversaw research, trading, and activism from 1998 to 2011. During that time, he was also associated with MCM’s private equity investments wherein he was directly involved with corporate development as well as equity growth. Mr. Lande is a member of the board of directors and of the compensation committee and chair of the strategy committee of CONMED Corporation (NYSE: CNMD), a public global medical technology company. Mr. Lande is also a member of the board of directors and of the audit/finance committee of Itron, Inc. (NASDAQ: ITRI), a public global technology company that offers products and services on energy and water resource management, and of the board of R&Q Insurance Holdings Ltd, a public global non-life specialty insurance company. He previously served as a member of the board of directors of Forest City Realty Trust, Inc. (NYSE: FCE/A), a public national real estate company. Mr. Lande holds a BA from Cornell University. Mr. Lande became a non-executive director in connection with the Relationship Agreement between the Group and Scopia.
Joanna Le Couilliard, age 60, has served as an independent non-executive director since March 2021 and was appointed as a Designated Non-Executive Director for Workforce Engagement with effect from October 1, 2023. Ms. Le Couilliard is a healthcare industry veteran with 25 years’ healthcare management experience gained in Europe, the U.S., and Asia. Much of her career has been in pharmaceuticals at GlaxoSmithKline where, amongst other roles, she headed the U.S. vaccines business and Asia Pacific Pharmaceuticals business and led a program to modernize the commercial model. Ms. Le Couilliard was previously Chief Operating Officer at the BMI group of private hospitals in the U.K. She currently serves as a non-executive director and chair of the Audit & Risk Committee at the UK-listed Niox Group PLC (previously Circassia Group plc) and as a non-executive director and chair of the Remuneration & Nominations Committee at the Italian-listed pharmaceutical company Recordati S.p.A. Ms. Le Couilliard has previously served as a non-executive director and chair of the Board at the UK-

listed Alliance Pharma plc, and as a non-executive director at Frimley Park NHS Foundation Trust in the UK, at Cello Health PLC, and at the Duke NUS Medical School in Singapore. Ms. Le Couilliard is a Chartered Accountant holding an ACA from the Association of Chartered Certified Accountants and holds a Masters in Natural Sciences from the University of Cambridge.
Barbara Ryan, age 64, has served as an independent non-executive director since June 2022. Ms. Ryan was a Wall Street sell-side research analyst covering the U.S. Large Cap Pharmaceutical Industry for more than 30 years before founding Barbara Ryan Advisors, a capital markets and communications firm, in 2012. She has deep experience in equity and debt financings, M&A, valuation, SEC reporting, financial analysis, and corporate strategy across a broad range of life sciences companies. Ms. Ryan is also the Founder of Fabulous Pharma Females, a non-profit organization whose mission is to advance women in the biopharmaceutical industry. She is a Senior Advisor at Ernst & Young and is currently a non-executive director of INVO Bioscience, Inc. (NASDAQ: INVO), serving as a member of the Audit, Compensation, and Nominating & Governance Committees; MiNK Therapeutics, Inc. (NASDAQ: INKT), serving as chair of the Audit Committee and as a member of the Compensation Committee; and Azitra, Inc. (NYSE: AZTR), serving as the chair of the Compensation Committee and as a member of the Audit and Nominating & Corporate Governance Committees.
Mark Stejbach, age 60, has served as an independent non-executive director since March 2021 and was appointed as a Designated Non-Executive Director for Workforce Engagement with effect from October 1, 2023. Mr. Stejbach has over 35 years of experience in biotech and pharmaceuticals, including senior roles in a broad range of commercial functions including marketing, sales, economic affairs, managed care, and finance. Mr. Stejbach most recently served as Senior Vice President & Chief Commercial Officer at Alkermes plc, a publicly traded global biopharmaceutical company, focused on development and commercialization of addiction and schizophrenia treatments. Prior to his role at Alkermes, Mr. Stejbach served as the Chief Commercial Officer at Tengion, Inc. from 2008 to 2012 and previously held senior positions at Merck and Biogen. Mr. Stejbach served as a non-executive director on the board of Flexion Therapeutics, Inc. (NASDAQ: FLXN), which marketed a “buy-and-bill” long-acting injectable for the treatment of osteoarthritis, from 2016 until its acquisition in 2021. He also previously served as Senior Commercial Advisor to EIP Pharma Inc., a private company advancing CNS-focused therapeutics to benefit patients with neurodegenerative diseases. Mr. Stejbach holds an MBA from the Wharton School, University of Pennsylvania and a BS in mathematics from Virginia Tech.
Agreement with Significant Shareholder
The Group entered into an agreement titled Relationship Agreement with Scopia Capital Management LP (“Scopia”) on March 24, 2021 (as further amended on July 7, 2022, April 26, 2023, and November 17, 2023, the “Relationship Agreement”). In recognition of Scopia’s ownership of approximately 16.9% of the Group’s shares as at March 24, 2021, the Group agreed to appoint Jerome Lande as a Representative Director. Scopia agreed to certain standstill provisions (for example to vote on ordinary course resolutions in accordance with the Board’s recommendation).
The parties amended and restated the Relationship Agreement on July 7, 2022, April 26, 2023, and November 17, 2023, and further agreed that Scopia would not exercise voting rights in excess of 15% of the outstanding shares. The Relationship Agreement, as amended and restated, is filed as Exhibit 4.2 to this annual report.
The Relationship Agreement, as amended, terminates upon the earlier of (i) December 31, 2024, (ii) the date on which Scopia publicly discloses that it has ceased to hold directly or indirectly at least three percent of the issued share capital of the Group, or (iii) in certain circumstances, and only in the event that Mr. Lande has resigned from the Board, a specified date to be calculated with reference to the date of the 2024 Annual General Meeting.
Senior Management
The following table sets forth the names and positions of the members of our Senior Management team as of the date of this annual report. Except as otherwise indicated, the business address for each member of our Senior Management is 10710 Midlothian Turnpike, Suite 125, North Chesterfield, VA, 23235, United States.

Name	Position
Mark Crossley	Chief Executive Officer
Ryan Preblick	Chief Financial Officer
Jeff Burris	Chief Legal Officer
Cindy Cetani	Chief Integrity and Compliance Officer
Jon Fogle	Chief Human Resources Officer
Dr. Christian Heidbreder	Chief Scientific Officer
Kathryn Hudson (1)	Company Secretary
Vishal Kalia	Chief Strategy and Global Impact Officer
Richard Simkin	Chief Commercial Officer
Hillel West (1)	Chief Manufacturing and Supply Officer
________________
(1)The business address for Ms. Hudson and Mr. West is 234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom.
Mark Crossley—Chief Executive Officer. See biography at page 131.
Ryan Preblick—Chief Financial Officer. See biography at page 131.
Jeff Burris, age 52, was appointed Chief Legal Officer in December 2021. He brings 25 years of extensive legal, life sciences, and public company experience to Indivior, including over 15 years as the head of the legal function at various life sciences companies. Mr. Burris joined Indivior from Arbor Pharmaceuticals where he was Vice President, General Counsel, Chief Compliance Officer, and Secretary from October 2018 to October 2021. Prior to that he was Vice President, General Counsel, Chief Compliance Officer, and Secretary at Alimera Sciences, a publicly-traded pharmaceutical company, from April 2015 to September 2018, and Vice President, General Counsel, and Chief Compliance Officer at CryoLife (now known as Artivion), a publicly-traded biotechnology company, from February 2008 to August 2014. Mr. Burris started his career in the corporate law group at Arnall Golden Gregory LLP focused on mergers, acquisitions, divestitures, contracting, and licensing work. He then moved in-house to Waste Management, where he was Senior Counsel focused primarily on acquisitions and divestitures of Waste Management’s Southern Group. Mr. Burris holds a BA in History and Economics from the University of Tennessee and a JD from The University of Chicago Law School.
Cindy Cetani, age 58, was appointed as Chief Integrity & Compliance Officer for Indivior in October 2018. Ms. Cetani brings to Indivior 35 years of U.S. and global leadership predominantly in the pharmaceutical industry, with a diversity of cross-industry experience spanning life and health insurance. Ms. Cetani joined Indivior in 2018 from Novartis Pharmaceuticals Corp. (Novartis) where she served as Head of Compliance Operations, Group Integrity and Compliance at the Novartis headquarters in Basel, Switzerland. Prior to that role, she served as Chief Compliance Officer and U.S. Country Compliance Head and was responsible for administration of Novartis’ U.S. compliance program and negotiation, implementation of, and compliance with Novartis’ 5-year Corporate Integrity Agreement with the Department of Health and Human Services Office of Inspector General, and was a member of the executive committee and global and international compliance leadership teams. Before joining Novartis in 2003, Ms. Cetani was Director of Operations-Managed Markets at Pharmacia, led Advertising Compliance for Prudential Healthcare, and held various managerial roles at U.S. life insurance and mutual benefit life insurance companies. Ms. Cetani is certified as a Leadership Professional of Ethics and Compliance from

Ethics & Compliance Initiative, and holds a BS in Commerce and Finance (magna cum laude) from Rider College.
Jon Fogle, age 53, was appointed Chief Human Resources Officer in October 2014 and brings over 30 years of human resources experience to Indivior. Prior to joining Indivior, Mr. Fogle worked at Reckitt Benckiser Pharmaceuticals (RBP), having joined RBP as Human Resources Director for the U.S. in 2007. In 2010, he was promoted to Global Human Resources Director, and under his leadership RBP grew from just over 200 employees in three countries to more than 1,000 employees in over 10 countries. Working with the entire leadership team, Mr. Fogle has fostered a strong commitment to developing both Indivior’s culture and talent. Prior to joining RBP, he was Senior Vice President of Human Resources-North America for Capmark Finance (formerly GMAC Commercial Mortgage). Mr. Fogle holds a BS in psychology from Ursinus College and is a Society for Human Resource Management (SHRM) Senior Certified Professional.
Dr. Christian Heidbreder, age 61, has served as Chief Scientific Officer since December 2014. Dr. Heidbreder combines 30 years of leadership experience in the neurosciences spanning the academic, governmental, and industrial sectors across Europe and the U.S. He has authored and co-authored over 450 peer-reviewed scientific publications, reviews, and published conference proceedings with more than 10,000 citations. Dr. Heidbreder began his career as a researcher and made a mark in the halls of Academia at the University of Louvain in Belgium, at the National Institute on Drug Abuse in Baltimore, and at the Swiss Federal Institute of Technology in Zürich. He subsequently held positions of increasing responsibility at SmithKline-Beecham’s Neuroscience Department in the UK, GSK’s R&D Centre of Excellence for Drug Discovery in Psychiatry in Italy, Altria’s Health Sciences Department in the U.S., and RBP in the U.S. and the UK. Following the demerger of the Pharmaceuticals component of RBP in December 2014, Dr. Heidbreder joined Indivior as Chief Scientific Officer to provide strategic global leadership for worldwide R&D and Medical Affairs operations and drive the development of new pharmacotherapies in the area of addiction and related co-morbidities. Dr. Heidbreder is an Affiliate Professor in the Department of Pharmacology & Toxicology of the Virginia Commonwealth University School of Medicine and a Governance Fellow of the National Association of Corporate Directors. He also served as a member of the National Advisory Council on Drug Abuse from 2018 to 2022 and has been a member of the National Institutes of Health Helping to End Addiction Long-term Multi-Disciplinary Working Group from 2018 to 2023. Dr. Heidbreder holds BA, MA, and PhD degrees from the University of Louvain and a Certificate in Strategic Innovation from the Wharton Business School.
Kathryn Hudson, age 49, has served as Company Secretary since June 2015. Ms. Hudson is a Chartered Secretary who has over twenty years of experience working for UK-listed companies. Prior to joining Indivior, she was Company Secretary of Kingfisher plc, a constituent of the FTSE 100 and one of Europe’s largest retailers, Deputy Company Secretary of Burberry Group plc, the FTSE 100 global luxury goods group, and Deputy Company Secretary of ICAP PLC, a FTSE 100 Interdealer Broker. Ms. Hudson is a fellow of the Chartered Governance Institute.
Vishal Kalia, age 43, was appointed Chief Strategy and Global Impact Officer in January 2024, having been appointed Chief Strategy Officer in March 2023. Mr. Kalia began his career with Indivior in 2016 as Head of Marketing and New Product Launch, followed by Head of Business Unit for Addiction Sciences leading the successful launch of SUBLOCADE, followed by SVP Responsible for Treatment Access (Channel, Managed Care), Organized Health Systems, Criminal Justice System, Patient Support Programs, Customer Marketing, and Business Strategy. Prior to joining Indivior, Mr. Kalia worked at global companies like Reckitt Benckiser and Nestle in a number of global and regional roles, leading global category development, launching several breakthrough innovation, lifecycle management, award winning brand communications, and global success models. Mr. Kalia holds a Bachelors of Commerce and Accountancy from DAVV University and a Masters of International Marketing Management from Leeds University.

Richard Simkin, age 53, has served as Chief Commercial Officer since January 2015. He began his career with Reckitt Benckiser plc (formerly Reckitt & Colman plc) (RB) in 1987 and held various roles in operations, sales, and marketing with increasing responsibility. Prior to his role with RB, Mr. Simkin held the position of Global Category Director for one of the core categories within the Reckitt Benckiser Group (RBG) where he was responsible for driving strategy and new product development. He also held a number of general manager positions within the RBG, including as General Manager-Portugal beginning in 2008. In 2012, Mr. Simkin was appointed President-North America of RBP and moved to the U.S. where he leads the U.S. and Canadian teams in introducing market competition and preparing pre-launch activities related to the product pipeline. Mr. Simkin holds an MBA from the University of Lincoln (formerly the University of Lincolnshire and Humberside).
Hillel West, age 56, was appointed Chief Manufacturing and Supply Officer in February 2020. Mr. West has more than 25 years of experience in operations management, strategy, and business development across the U.S., Europe, Asia-Pacific, and emerging markets. He joined Indivior from Teva Pharmaceuticals where he held roles of increasing responsibility over his 14-year tenure including Head of Specialty Medicines Supply, Head of Global Supply Chain and Operations Strategy, and Vice President-Integration and Separation Management. He was previously a senior director at PwC Management Consulting for nine years in New York, Israel, and the Czech Republic, partnering with a number of U.S. Fortune 500 CPG, Food, and Pharma manufacturers leading engagements in supply chain strategy and organizational and process transformation. Mr. West holds a Bachelor of Chemical Engineering (Hons) from Monash University, Australia and an MBA from Columbia University.
B.Compensation
Total Compensation for the Chair and Non-Executive Directors
The table below sets out the total remuneration received by the Chair and the Non-Executive Directors for the year ended December 31, 2023.

2023(1)
’000
Graham Hetherington	£280.8
Peter Bains	£90.3
Dr. Keith Humphreys, Ph.D. (2)	$17.8
Jerome Lande	$103.0
Joanna Le Couilliard (3)	£82.3
Barbara Ryan (4)	$121.0
Mark Stejbach (5)	$125.1
Juliet Thompson (6)	£95.4
Dr. A. Thomas McLellan, Ph.D. (7)	$120.4
Lorna Parker (8)	£56.3
Daniel J. Phelan (8)	$124.1
__________________
(1)The amounts include fees and benefits. Fees are paid in their local currency. Since 2016, a fixed exchange rate (GB£1:U.S.$1.4434) has been applied to translate U.K. amounts into U.S. dollars, effectively setting fees at that time, on both a U.K. and U.S. basis. Benefits comprise the estimated grossed-up cost of travel and subsistence costs incurred in the normal course of business in relation to attendance at Board meetings and in fulfilling the Non-Executive Director’s role, and the cost of providing professional support for the completion of U.K. tax returns for U.S. tax residents; these costs were translated to U.S.$ using the average exchange rate for the 2023 financial year (GB£1:U.S.$1.2435).
(2)Dr. Humphreys was appointed as a Non-Executive Director and as a member of the Compliance, Ethics & Sustainability, Nomination, and Science Committees on November 9, 2023. The fee shown for 2023 is from the date of his appointment to December 31, 2023. As Dr. Humphreys was appointed after the end of the 2022-2023 tax year, he did not incur a U.K. tax liability and did not need support to file a U.K. tax return.
(3)Ms. Le Couilliard was appointed as Chair of the Remuneration Committee on October 1, 2023.
(4)Ms. Ryan was appointed as a member of the Remuneration Committee on October 1, 2023.

(5)Mr. Stejbach was appointed as a member and Char of the Compliance, Ethics & Sustainability Committee on October 1, 2023.
(6)Ms. Thompson was appointed as Senior Independent Director on October 1, 2023.
(7)Dr. McLellan retired from the Board on February 29, 2024.
(8)Ms. Parker and Mr. Phelan retired from the Board on September 30, 2023.

Compensation of Executive Directors and Senior Managers
The table below sets forth the remuneration of the Executive Directors and Senior Managers for the financial year ended December 31, 2023.

	Mark Crossley $’000	Ryan Preblick $’000	All Other Senior Managers Combined $’000
Fixed Pay
Base Salary	834.2	516.7	3,823.0
Taxable Benefits (1)	64.2	66.8	836.2
Retirement Benefits (2)	28.0	28.0	237.7
Total Fixed Pay	926.4	611.5	4,896.9

Variable Pay
Annual Incentive Plan (AIP) (3)	1,418.1	527.0	3,570.1
Long Term Incentive Plan (LTIP) (4)	5,230.1	3,724.9	19,434.1	(5)
Total Variable Pay	6,648.2	4,251.9	23,004.2
Total Pay	7,574.6	4,863.4	27,901.1
_____________
(1)Taxable benefits consist primarily of healthcare, car allowance, life and disability insurance, and professional support for the completion of U.S. and U.K. tax returns. Taxable benefits included a car allowance ($19,500 each for Mr. Crossley and Mr. Preblick) and premiums for medical coverage ($19,300 for Mr. Crossley and $29,800 for Mr. Preblick).
(2)Executive Directors and Senior Managers may receive contributions into a defined contribution plan, a cash allowance, pension benefits in the form of company profit-sharing or matching contributions into the U.S. qualified 401(k) plan or a combination thereof. Mr. Crossley and Mr. Preblick received profit-sharing contributions of $13,200 (4% of base salary) and matching contributions of $14,900 (75% on elected deferrals up to 4.5% of base salary) to their 401(k) plan accounts.
(3)The maximum Annual Incentive Plan (“AIP”) opportunity for the Chief Executive Officer is 200% of his base salary. The maximum AIP opportunity for the Chief Financial Officer is 120% of his base salary. The maximum AIP opportunity for our Senior Managers ranges from 90% to 140% of their base salary. For our Executive Directors, the AIP is paid 75% in cash, with the remaining 25% deferred into conditional shares for two years under the Group’s Deferred Bonus Plan. See “Deferred Bonus Plan 2018 (“DBP”),” beginning on page 147. For Senior Managers, the AIP is paid in cash. For fiscal year 2023, the Remuneration Committee set stretching performance targets in the context of the business plan for 2023 and taking account of external forecasts. These targets were set by reference to the key strategic drivers for the business: global net revenue for SUBLOCADE and U.S. net revenue for PERSERIS, weighted 80%/20% respectively. For threshold performance 12.5% of the maximum bonus would be paid, for target performance 50% of the maximum bonus would be paid, and 100% of the maximum bonus would be paid for the delivery of performance significantly above both internal and external expectations. Achievement of the performance targets is calculated on a straight-line basis between threshold and target and between target and maximum. In addition, an ESG metric acted as a potential modifier to the overall AIP payout by which the overall AIP payout could be reduced by up to 10% if certain ESG targets were not met during the year; the Committee chose not to exercise its discretion to reduce the overall AIP payout. Overall performance resulted in a formulaic payout of 85% of maximum.
(4)The LTIP awards granted to Mr. Crossley and Mr. Preblick on March 1, 2021 vested on March 1, 2024 and are subject to a two-year post-vesting holding period and will be released on March 1, 2026. The value of the awards was estimated based on the number of vested shares (300,000 and 213,665 for Mr. Crossley and Mr. Preblick respectively) at the three-month average share price of Indivior shares for the last quarter of the 2023 financial year (1405.2p) and converted to U.S. dollars using the average GBP/U.S.$ exchange rate over the same period (GB£1:U.S.$1.2407). The value generated through share price appreciation is $4,339k ($2,534k for Mr. Crossley and $1,805k for Mr. Preblick).
(5)The value of the awards has been estimated based on the number of shares expected to vest (1,114,705) at the three-month average share price of Indivior shares for the last quarter of the 2023 financial year (1405.2p) and converted to U.S. dollars using the average GBP/U.S.$ exchange rate over the same period (GB£1:U.S.$1.2407).

Annual Incentive Plan (“AIP”)
In addition to base salary, an annual bonus opportunity exists for all employees, including the Executive Directors and Senior Managers. The maximum AIP opportunity for the Chief Executive Officer is 200% of his base salary. The maximum AIP opportunity for the Chief Financial Officer is 120% of his base salary. The maximum AIP opportunity for our Senior Managers ranges from 90% to 140% of their base salary. For our Executive Directors (the Chief Executive Officer and Chief Financial Officer), the AIP is paid 75% in cash, with the remaining 25% deferred into conditional shares for two years under the Group’s Deferred Bonus Plan. See “The Deferred Bonus Plan 2018 (“DBP”),” beginning on page 147. For Senior Managers, the AIP is paid in cash.
Performance measures under the AIP are designed to align to the key strategic drivers for the year ahead and are developed alongside the Group’s annual financial plans. The Remuneration Committee has discretion to adjust the formulaic bonus outcomes both upward and downward (including to zero) to ensure alignment of pay with the underlying performance of the Group, e.g., in the event performance is impacted by unforeseen circumstances outside Management control.
For the 2023 financial year, the Remuneration Committee set performance targets in the context of the business plan for 2023 and taking account of external forecasts. These targets were set by reference to the key strategic drivers for the business: global net revenues for SUBLOCADE and U.S. net revenues for PERSERIS, weighted 80%/20% respectively. For threshold performance 12.5% of the maximum bonus would be paid, for target performance 50% of the maximum bonus would be paid, and 100% of the maximum bonus would be paid for the delivery of exceptional performance significantly above both internal and external expectations. Achievement of the performance targets is calculated on a straight-line basis between threshold and target and between target and maximum. In addition, an ESG metric acted as a potential modifier to the overall AIP payout by which the overall AIP payout could be reduced by up to 10% if certain ESG targets were not met during the year; the Committee chose not to exercise its discretion to reduce the overall AIP payout as the relevant ESG targets were met. Overall performance resulted in a formulaic payout of 85% of maximum.
In line with our Remuneration Policy, 25% of the 2023 bonus payable under the AIP to the Executive Directors was automatically deferred into conditional shares under the DBP. The deferred conditional share awards vest after two years subject to continued employment as well as malus provisions.

	Date of Grant	Number of shares under award	Closing share price at date of grant	Aggregate fair market value as of the date of grant (1) $’000	Vesting Date
Mark Crossley	Mar. 16, 2023	18,169	1392.0p	304.3	Mar. 16, 2025
Ryan Preblick	Mar. 16, 2023	6,752	1392.0p	113.1	Mar. 16, 2025
__________
(1)The market value used to determine the number of shares subject to awards was 1,389p, being the average mid-market closing price of Indivior shares on the business day immediately preceding the date of grant and converted to U.S.$ using the closing exchange rate on the day immediately preceding the date of grant (GB£1:U.S.$1.2056)

Indivior PLC Long-Term Incentive Plan (“LTIP”)
On March 3, 2023, the Chief Executive Officer and Chief Financial Officer were granted conditional awards over shares with a value equal to 400% of their base salary, being the maximum cap under the 2021 Remuneration Policy.

	Date of Grant	Number of shares under award at maximum(1)	Closing Share Price at date of grant	Aggregate fair market value as of the date of grant $’000	Performance period	Vesting date	Release Date
Mark Crossley	Mar. 3, 2023	183,271	1512.0p	3,336.8	Jan. 2023 – Dec. 2025	Mar. 3, 2026	Mar. 3, 2028	(2)
Ryan Preblick	Mar. 3, 2023	113,510	1512.0p	2,066.7	Jan. 2023 – Dec. 2025	Mar. 3, 2026	Mar. 3, 2028	(2)
All Other Senior Managers Combined	Mar. 3, 2023	729,727	1512.0p	13,302.0	Jan. 2023 – Dec. 2025	Mar. 3, 2026	Mar. 3, 2026
______________
(1)The market value used to determine the number of shares subject to awards was 1518.4p, being the average mid-market closing price of Indivior shares on the five business days immediately preceding the date of grant and converted to U.S.$ using the closing exchange rate on the day immediately preceding the date of grant (GB£1:U.S.$1.1991).
(2)Awards granted to the Executive Directors under the LTIP are subject to a two-year post-vesting holding period and are then released to the Executive Director.
(3)Conditional awards include the right to receive an amount equal in value to any dividends payable on the number of vested shares between the date of grant and the release date.
Indivior Share Plans
We have established the following plans, the key terms of which are summarized below.
The Indivior Long-Term Incentive Plan (the “LTIP”)
The LTIP was adopted by the Board on November 5, 2014 and was amended by the Remuneration Committee on November 16, 2016, November 14, 2018 and February 14, 2023.
Administration of the LTIP
The LTIP is administered by the Remuneration Committee or, in the case of awards not being made to directors, such other committee as authorized by the Group (the “LTIP Committee”).
Eligibility
The LTIP Committee may select any employee of the Group, including any Executive Director, to participate in the LTIP.
Awards
Awards may be granted over ordinary shares and will normally take one of three forms:
•a conditional award, which is a right to receive ordinary shares on vesting;
•an option to acquire ordinary shares at a price set by reference to their market value at the grant date; or
•an option to acquire ordinary shares for no cost or a nominal amount.
Awards may be satisfied by the issue of new ordinary shares, the transfer of ordinary shares held in treasury or by paying an equivalent amount in cash.
Awards are personal to the participant and may not be transferred except on death. No payment is required for the grant of an award.

Timing
Awards may only be granted within 42 days following: the announcement of the Group’s results for any period; the removal of any restrictions imposed on the Group which have previously prevented an award from being granted; any date on which changes to legislation or regulations affecting share plans are announced or made; or at any other time if the LTIP Committee considers that exceptional circumstances exist. No awards may be granted under the LTIP after November 5, 2024.
Individual limit
Under the 2021 Remuneration Policy, the maximum annual award that may be made to any individual in respect of any financial year will be the lower of 300,000 ordinary shares or 400% of base salary.
Plan limits
The LTIP is subject to the limit that on any date, the aggregate nominal amount of ordinary shares that may be allocated under the LTIP may not, when added to the nominal amount of ordinary shares allocated in the previous 10 years under all employee share plans of the Group, exceed 10% of the then equity share capital of the Group.
For these purposes, ordinary shares are treated as allocated when they are issued or transferred in satisfaction (directly or indirectly) of a person’s right under an award. No account will be taken of (i) ordinary shares acquired for a price equal to their market value at or about the date of acquisition and whose cost is borne by the employee; or (ii) an award to the extent to which the LTIP Committee considers that it will be satisfied by the transfer of existing ordinary shares other than treasury shares.
Performance conditions
Each award may, or in the case of Executive Directors of the Group must, be subject to one or more performance conditions, at least one of which must be linked to the performance of the Group, which will determine whether and to what extent the participant will receive ordinary shares. Performance conditions are normally measured over a period of three years. For Executive Directors the performance conditions are measured on one occasion only; there is no re-testing.
The LTIP Committee may waive or change performance conditions if events happen as a result of which the LTIP Committee reasonably considers it appropriate to make the change, provided that any changed performance conditions will not be materially easier or more difficult to satisfy.
Vesting of awards
Awards will normally only vest in accordance with the performance conditions at the end of the performance period or, if later, three years after the date of grant. Awards granted to the Executive Directors under the LTIP are subject to a two-year post-vesting holding period and are then released to the Executive Director.
Each award may, to the extent that it vests, be adjusted by the LTIP Committee to include the dividends payable on the vested shares during the period starting with the date the award is granted and ending with the date on which the award vests or the option is exercised. The adjustment will be made, as the LTIP Committee may decide, either by paying an amount equal to the dividends in cash or by paying that amount in ordinary shares. Dividend equivalents will be paid to any relevant participant as soon as practicable after entitlement to the ordinary shares under the award or, in the case of an option, after exercise.
In the case of conditional awards, the ordinary shares are issued or transferred to the participant as soon as reasonably practicable upon vesting while in the case of options, the award becomes exercisable on vesting and may be exercised during the exercise period specified at the time of grant.

Alternatively, the LTIP Committee may decide to satisfy awards on vesting by a cash payment.
The LTIP includes a clawback provision under which the LTIP Committee may reduce and/or recover awards. Awards may be adjusted subsequent to their exercise if, before the later of (i) the second anniversary of the date a conditional award vests or an option becomes exercisable, as applicable, and (ii) the fifth anniversary of the award date the LTIP Committee determines in its absolute discretion that there was a material misstatement of the Group’s results for any of the financial years during a performance period, there was serious misconduct by the participant, or at any time from the award date (or the start of the performance period, if earlier) there was serious reputational damage to any member of the Group.
Termination of employment
If a participant ceases to be employed within the Group for any reason other than misconduct, he is entitled to retain any awards which have vested.
If a participant ceases to be employed within the Group, his unvested awards lapse unless he leaves for a permitted reason. A permitted reason is death, injury, ill-health, disability, redundancy, retirement with his employer’s agreement, the sale of the company or business in which the participant works and such other reason as the LTIP Committee may decide.
Where a participant leaves for a permitted reason and the award is subject to a performance condition, the award will vest after the end of the performance period and be released on the normal release date. Alternatively, the LTIP Committee may decide that the extent to which the award will vest will be measured in accordance with a determination of the performance conditions and other conditions at the end of the financial year in which the cessation of employment occurs. The award will also be reduced pro rata to reflect the period from the date of cessation of employment until the date of the end of the performance period as a proportion of the performance period, unless the LTIP Committee decides otherwise.
In the case of death, the performance conditions will not apply and the award will vest and be released on the date of death, but the award will be reduced on a time pro-rated basis. If the award is not subject to performance conditions, the award will vest on the normal vesting date unless the LTIP Committee decides otherwise. Options that have already vested, or which vest following termination of employment, may be exercised within the 12 months following their release.
Change of control
Special rules apply in the event of a change of control, including a change of control resulting from a scheme of arrangement or a takeover.
Unless the LTIP Committee decides otherwise, awards will vest (if at all) on the date of the change of control, but only to the extent that any performance conditions have been satisfied at that date as determined by the LTIP Committee and the extent to which the award vests shall be reduced pro rata to reflect the period from the date of the event until the date of the end of the performance period as a proportion of the performance period.
In the event of a change of control, participants may or the LTIP Committee may require that participants surrender their awards in return for substitute awards over shares in the acquiring company or another company. The LTIP Committee may allow awards to vest on a similar basis in the event of a demerger or other corporate events.
Listing
So long as the ordinary shares are listed on the Official List and traded on the London Stock Exchange, the Group will apply for any new ordinary shares issued under the LTIP to be admitted to the Official List and for permission to trade in those ordinary shares. Ordinary shares issued under the LTIP will rank equally in all respects with existing ordinary shares except for any rights attaching to the ordinary shares by reference to a record date prior to the date of allotment.
Variation of Capital
On any variation of the Group’s share capital, or in the event of a demerger, special dividend or other circumstances which the LTIP Committee considers appropriate, the LTIP Committee may adjust the number or class of ordinary shares or securities comprised in an option or conditional award and, in the case of an option, the option price.
Benefits non-pensionable
Benefits under the LTIP will not form part of a participant’s remuneration for pension purposes.
Amendments
The LTIP Committee may, without the approval of the Group, amend the LTIP through any minor changes to benefit the administration of the LTIP, to comply with or take account of the provisions of any proposed or existing legislation or changes to any applicable legislation, or to obtain or maintain favorable tax, exchange control or regulatory treatment for participants or for any company in the Group.
Except as described above, no amendment which is to the advantage of existing or future participants may be made, without the prior approval of the Group in general meeting, to those provisions dealing with eligibility, limitations on the number of ordinary shares which may be issued under the plan, or the rights of a participant in the event of a capitalization issue, rights issue or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital of the Group.
HM Revenue and Customs in the United Kingdom (“HMRC”) registered options
The LTIP allows options to be granted in satisfaction of the conditions of Schedule 4 of the Income Tax (Earnings and Pensions Act) 2003, as amended (the “ITEPA”).
U.S. Participants
The LTIP contains a part to ensure that options granted to and held by U.S. participants have an exercise price that is at least fair market value, and that conditional awards granted to and held by such U.S. participants either meet the requirements of the short-term deferral exemption to Section 409A of the United States Internal Revenue Code 1986, as amended, or are compliant therewith.
Canadian Participants
The LTIP contains a part to ensure that an award made to a participant who is subject to taxation under the laws of Canada is not taxed as a “Salary Deferral Arrangement.” All awards subject thereto are administered and interpreted in a manner which complies with such intent.
The Indivior Savings-Related Share Option Plan (the “Sharesave Plan”)
The Sharesave Plan was adopted by the Board on November 5, 2014 and amended by the Remuneration Committee on May 16, 2017 and February 14, 2023.
Administration
The Sharesave Plan is administered, in accordance with its rules, by the Board or a duly authorized committee thereof.

Eligibility
All employees (including directors working 25 hours or more per week) who have a qualifying period (if any) of continuous service (commencing not earlier than five years prior to the Date of Grant) as the Directors may in their absolute discretion and from time to time determine of continuous service with the Group, or any subsidiary nominated to join in the Sharesave Plan, and who receive general earnings to which section 15 of the Income Tax (Earnings and Pensions) Act 2003 applies are eligible to participate. The Board may invite other employees of the Group to participate.
Options
Options will entitle the holder to acquire ordinary shares. Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option. No options will be granted under the Sharesave Plan after November 30, 2024.
Timing
Invitations to participate will normally be issued within 30 days (or 42 days if applications are scaled down) following: the announcement of the Group’s results for any period or its issue of any prospectus, listing particulars or other document containing equivalent information relating to the ordinary shares; a day on which an announcement is made of a new prospectus for certified SAYE (Save As You Earn) savings arrangements (within the meaning of section 703(1) of the Income Tax (Trading and Other Income) Act 2005) for the purposes of Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003; a day on which an announcement is made of amendments to be made to the Income Tax (Earnings and Pensions) Act 2003 (so far as those changes affect savings-related share option plans approved by HMRC) or a day on which any such amendments come into force; the date of any general meeting of the Group’s shareholders; or at any other time if the Board determines that the circumstances are sufficiently exceptional to justify the grant of an option. No awards may be granted under the Sharesave Plan after November 30, 2024.
Exercise price
The price payable per ordinary share on exercise of an option granted under the Sharesave Plan may not be less than an amount equal to 80% of the market value of an ordinary share (or such other percentage as shall from time to time be specified in paragraph 28(1)(b) of Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003) or, if greater, and ordinary shares are to be acquired by subscription, the nominal value of an ordinary share.
Individual limit
Each eligible employee will be given the opportunity to apply for an option, the total exercise price of which does not exceed the aggregate of the monthly contributions made and any bonus due under the Sharesave contract to be entered into as a condition of the grant of the option. The aggregate maximum monthly contribution payable by an employee under all Sharesave contracts linked to the options granted under the Sharesave Plan may not exceed such sum as may from time to time be permitted by statute and approved by the directors.
Plan limits
On any date, the aggregate nominal amount of new ordinary shares in respect of which options may be granted may not exceed 10% of the nominal amount of the equity share capital of the Group, less the total nominal amount of any new ordinary shares allocated in the previous 10 years under all employee share plans of the Group.
For these purposes, allocation means the issue of new ordinary shares or the transfer of treasury shares in satisfaction (directly or indirectly) of a person’s rights under an award. No account will be taken of ordinary shares acquired by an employee where the ordinary shares are acquired for a price equal to their market value at or about the date of acquisition and the cost of those ordinary shares is borne by the employee. No account will be taken of an award if and to the extent to which the Board considers that it will be satisfied by the transfer of existing ordinary shares other than treasury shares. Any ordinary shares allocated, or remaining to be allocated, to the trustee of any trust which were used, or which are to be used, to satisfy awards granted under an employee share plan must be treated as having been allocated, or as remaining to be allocated, in respect of those awards unless the ordinary shares were acquired by the trustee pursuant to a rights issue or other opportunity offered to the trustee in respect of ordinary shares other than ordinary shares previously allocated to it. Where an award is granted in consideration of the release by the holder of an award previously granted to such holder under an employee share plan, then the earlier award is ignored and the later award is deemed to have been granted at the same time as the earlier award.
Exercise of options
Options will normally be exercisable in whole or in part during the period of six months starting on the bonus date. The bonus date is the date on which the bonus under the related Sharesave contract is payable. In normal circumstances this will be the third or fifth anniversary of the starting date of the Sharesave contract and will depend upon the election made by the participant at the time of grant.
Whenever an option is exercised, it may only be exercised with monies not exceeding the amount of the aggregate monthly contributions made and any bonus due under the related Sharesave contract.
Termination of employment
If the participant dies, his personal representatives may exercise his options in the 12 months following his death or, if earlier, the bonus date. If a participant ceases to be employed within the Group for a permitted reason, the participant may exercise his options in the six months following the termination of his employment. A permitted reason is injury, disability, redundancy, retirement, the transfer or sale outside the Group of the company or business in which the participant works or, in the case of any option which the participant has held for at least three years, where the employee does not return after maternity leave or ceases employment not by reason of dismissal for misconduct. If a participant ceases to be employed for any other reason, his option will lapse.
For these purposes, a participant will not be treated as ceasing to be employed within the Group for so long as he remains employed by a company which is an associated company of the Group.
Change of control
The exercise of options will also be permitted in the event of a change in control, a reorganization, a court-sanctioned compromise or arrangement applicable to or affecting all of the ordinary shares, a takeover offer or a voluntary winding up of the Group. In the event of a change in control of the Group, participants may surrender their options in return for substitute options over shares in the acquiring company.
Listing
Application will be made for admission to the Official List of new ordinary shares issued under the Sharesave Plan and for permission to trade in those ordinary shares. Ordinary shares issued on the exercise of options will rank equally in all respects with existing ordinary shares except for rights attaching to ordinary shares by reference to a record date prior to the date of allotment.
Variation of Capital
If there is a variation in the share capital of the Group, the Board may adjust options in such manner as it determines to be appropriate.

Benefits non-pensionable
Benefits under the Sharesave Plan will not form part of a participant’s remuneration for pension purposes.
Amendments
If and for so long as the ordinary shares are admitted to the Official List of the London Stock Exchange, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual or Sharesave Plan limits, the basis for entitlement to and the terms of the ordinary shares or the adjustment of options without the prior approval of the Group in general meeting, except for minor amendments to benefit the administration of the Sharesave Plan, to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for participants or eligible employees or for a member of the Group. Subject to the foregoing, the Board may amend the Sharesave Plan in any respect.
The Indivior PLC U.S. Employee Stock Purchase Plan (the “ESPP”)
The ESPP was approved by shareholders at the Annual General Meeting of the Group held on May 12, 2016 and amended by resolution of the Board on September 24, 2020 and by resolution of the Remuneration Committee on February 14, 2023. It is the intent of the Group to have the ESPP qualify as an “employee stock purchase plan” under Section 423 of the U.S. Internal Revenue Code of 1986, including any amendments or replacements of such section.
Administration
The ESPP is administrated by our Board or a duly authorized committee thereof.
Eligibility
All individuals who are eligible employees of the Group or participating subsidiaries are eligible to participate in the ESPP. An employee is ineligible if (i) upon enrollment in the ESPP, they would own directly or indirectly an aggregate of 5% or more of the total combined voting power or value of the Group or a subsidiary’s shares; (ii) they work 20 hours a week or less; or (iii) they work for five months or less of the calendar year.
Options
Under the ESPP, participants are granted options to purchase ordinary shares from the Group. As of each enrollment date, each participant is automatically granted an option to purchase a number of ordinary shares representing their savings but subject to a maximum number of ordinary shares with a market value at the date of grant of $10,000. Options may either be options to subscribe for newly-issued ordinary shares or for existing ordinary shares purchased in the market. The rights of the participant shall not be transferable. No option shall be granted under the ESPP after the date as of which the ESPP is terminated by the Board in accordance with the termination provisions or, in any event after, the tenth anniversary of the ESPP’s approval by the Group’s shareholders.
Timing
Participation in the ESPP is voluntary. Eligible employees who meet the specified requirements are able to enroll in the ESPP on the first day of each six-month period commencing with the first regular payroll period on or after each successive January 1 or July 1 (each an “Accumulation Period”). Any eligible employee may consent to enrollment in the ESPP by completing and signing an enrollment form (which authorizes the payroll deductions).

Exercise Price
The exercise price shall be eighty-five percent (85%) of the lower of (i) the fair market value of an ordinary share on the enrollment date on which the option is granted; or (ii) the fair market value of an ordinary share on the purchase date but, in the case of newly issued ordinary shares, not lower than the par value of an ordinary share. The Board may establish a different purchase price, though it may not be less than (i) the purchase price set forth above and (ii) in the case of newly issued ordinary shares, than the par value per ordinary share. Also, in such case, the Board must determine such different purchase price at least thirty (30) days prior to the Accumulation Period for which it is applicable.
Payroll Deductions
To participate in the ESPP, eligible employees must elect and authorize to have deductions made from their pay on each payday during the Accumulation Period to which the enrollment form relates. Each participant designates a percentage of their base earnings to be deducted. The minimum deduction is one percent (1%) and the maximum is ten percent (10%), of base earnings per Accumulation Period.
Plan limits
The ESPP will be subject to the limit that on any date, the aggregate number of new ordinary shares which may be issued (or treasury shares transferred) under the ESPP may not, when added to the number of new ordinary shares allocated in the previous 10 years under all employee share plans of the Group, exceed 10% of the equity share capital of the Group in issue at that time.
Exercise of awards
An award will normally be deemed to have been exercised on the specific trading day during an Accumulation Period on which ordinary shares are purchased under the ESPP. For each Accumulation Period, the purchase date is the last trading day occurring in such Accumulation Period. Whenever an award is exercised it will be for the number of ordinary shares (including partial or fractional shares) which the funds accumulated in their account at such purchase date will purchase at the applicable purchase price.
Termination of employment
Participation in the ESPP terminates immediately when a participant ceases to be employed with the Group or a participating subsidiary for any reason whatsoever, including but not limited to termination of employment, whether voluntary or involuntary, or on account of death, disability or retirement, or if the participating subsidiary employing the participant ceases to be a participating subsidiary. As soon as administratively practicable after termination, the Group shall pay the participant or legal representative all amounts accumulated in the participant’s account.
Change of Control
A participant’s accumulated savings at the relevant date will be used to exercise their options under the ESPP in the event of a change of control, takeover offer, scheme of arrangement or winding up of the Group.
Listing
Application will be made for admission to the Official List of any new ordinary shares issued under the ESPP and for permission to trade in those ordinary shares. Ordinary shares issued on the exercise of options will rank equally in all respects with existing ordinary shares except for rights attaching to ordinary shares by reference to a record date prior to the date of allotment.

Variation of Capital
In the event of any reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, acquisition of property or shares, separation, asset spin-off, stock rights offering, liquidation or other similar change in the capital structure of the Group, the Board shall make such adjustment, if any, as it deems appropriate in the number, kind and purchase price of the ordinary shares available for purchase under the ESPP. In the event of liquidation of the Group, each option to purchase ordinary shares shall terminate but the participant holding such an option shall have the right to exercise their option prior to such termination.
Benefits non-pensionable
Benefits under the ESPP do not form part of a participant’s remuneration for pension purposes.
Amendments
The Board may amend or modify the ESPP at any time, provided that no amendment that would amend to the advantage of participants (i) the definition of eligible employees entitled to participate in the ESPP, (ii) the maximum number of ordinary shares reserved for sale and issuance under the ESPP, (iii) the number, kind and purchase price of the ordinary shares available for purchase in order to permit the enlargement of a participant’s rights under the ESPP, (iv) the maximum fair market value option amount that a participant may be granted in a calendar year under the ESPP, or (v) the requirements of any securities exchange on which the ordinary shares are traded unless in each case it has been authorized by shareholders of the Group in a general meeting. The committee authorized to administer the ESPP may, without such approval, make minor amendments to benefit the administration of the ESPP, to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for participants in the ESPP or for the Group or for members of its Group. Subject to the preceding paragraph, the committee authorized to administer the ESPP shall have the power to amend the ESPP and perform such acts as it deems necessary to promote the best interests of the Group.
The Deferred Bonus Plan 2018 (“DBP”)
In line with our Remuneration Policy, the DBP requires the Executive Directors to defer 25% of their annual bonus in the form of ordinary shares of the Group for a period of time. The DBP was adopted by the Board on July 19, 2018 and subsequently amended on November 19, 2018 and February 14, 2023. The DBP only applies to the Executive Directors (the Chief Executive Officer and Chief Financial Officer). The DBP is intended to comply with section 409A of the U.S. Internal Revenue Code of 1986.
Administration of the DBP
The DBP is administered, in accordance with its rules, by the Remuneration Committee or another duly authorized committee of the Board (the “DBP Committee”).
Eligibility
The DBP Committee may grant an award under the DBP to any employee (including an Executive Director) who was a participant in any annual bonus plan operated by the Group during the financial year immediately preceding the proposed date of grant as a means of deferring part of that employee’s annual bonus into ordinary shares of the Group.
Awards
Awards may be granted in the form of (i) options to acquire ordinary shares of the Group, (ii) conditional share awards or (iii) phantom shares awards, in each case as the DBP Committee may determine in its absolute discretion. Prior to granting an award, the DBP Committee shall determine the number of ordinary shares or notional shares subject to an award where the market value of such ordinary shares or notional shares, as applicable, shall not exceed 25% (or such other percentage as the DBP Committee may determine) of the individual’s annual bonus.
Timing
Awards may only be granted within 42 days commencing on the day immediately after the announcement of the Group’s results for any period or the day on which the DBP Committee considers that exceptional circumstances exist which justify the grant of awards.
Vesting of awards
Awards will typically vest after a period of two years from the date of grant or such other period or periods as the DBP Committee considers appropriate. Ordinary shares transferred under the DBP will rank equally in all respects with existing ordinary shares then in issue except for any rights attaching to such ordinary shares by reference to a record date before the date of such transfer.
The DBP includes a clawback provision under which the DBP Committee may reduce awards, recover awards or make certain other adjustments to awards if (and in respect of vested awards only, before the second anniversary of such award’s vesting date) the DBP Committee determines in its absolute discretion that there was a material misstatement of the Group’s results for any financial year before an award was granted, there was serious misconduct by the participant, or at any time during or after any financial year before an award was granted there was serious reputational damage to any member of the Group.
Termination of employment
If, prior to an award vesting, a participant ceases to be employed within the Group due to voluntary resignation, misconduct or the Group becomes aware of facts or circumstances that would have entitled it to dismiss the participant for misconduct, such participant’s unvested awards shall lapse. If, prior to an award vesting, a participant ceases to be employed within the Group for any other reason, then such participant’s unvested award shall continue subject to the rules of DBP.
Change of control
Special rules apply in the event of a change of control, including a change of control resulting from a scheme of arrangement pursuant to the Companies Act or a takeover. Unless the DBP Committee decides otherwise, awards will vest on the date of the relevant event.
The DBP Committee may determine that participants may surrender their awards in return for substitute awards over shares in the acquiring company or another company. The DBP Committee may allow awards to vest on a similar basis in the event of a voluntary winding-up of the Group.
Dividends
Subject to the determination of the DBP Committee, participants shall be entitled on the vesting of any award either (a) to be paid a cash amount equal to the dividend that the participant would have accrued had the participant held the number of ordinary shares under the award from the date of grant until the vesting date or (b) to receive an additional number of ordinary shares that could have been acquired with the amount of cash dividends payable on the ordinary shares under the award.
Variation of Capital
On any variation of the Group’s share capital, such as a rights issue, super dividend, demerger, dividend in specie or any capitalization issue or other similar event, awards may be adjusted in such manner as the DBP Committee considers appropriate. If any such event, in the opinion of the DBP Committee, would materially affect the value of an award, the DBP Committee may permit awards to vest on or prior to the date of such event.

Amendments
The DBP Committee may amend the DBP from time to time. However, except for minor amendments to benefit the administration of the DBP, to take account of changes in law, tax or regulatory treatment or to take account of local laws where participants are situated, no amendment that would adversely and materially affect the existing rights of a participant may be made unless with the written consent of the participant or a majority of the participants affected by the amendment.
Indivior PLC Employee Benefit Trust
In 2016, we established an employee benefit trust with an independent trustee, based in Jersey, Channel Islands, to purchase and hold shares in Indivior to be used to satisfy awards and/or options granted to eligible employees under our share plans established from time to time. Shares purchased in the market, held in trust and subsequently used to satisfy awards and/or options granted under the Group’s share plans, do not count towards the limits under the plans.
The trustee has waived its rights to receive dividends on any shares that it holds. The employee benefit trust held 235,953 ordinary shares and Depositary Interests as at January 11, 2024.
Indivior Inc. Profit Sharing and 401(k) Plan (the “401(k) Plan”)
The 401(k) Plan is a defined contribution plan and is intended to be a qualified retirement plan under the U.S. Internal Revenue Code of 1986. The purpose of the 401(k) Plan is to enable eligible employees to save for retirement. As well as retirement benefits, the 401(k) Plan provides certain benefits in the event of death, disability, or other termination of employment. The 401(k) Plan is for the exclusive benefit of eligible employees and their beneficiaries.
Eligible employees may elect to defer a percentage of their eligible compensation into the 401(k) Plan, and the Group will match 75% of the first 6% of an eligible employee’s contributions. Additionally, the Group automatically contributes an amount equal to 4% of an eligible employee’s eligible compensation to the employee’s 401(k) Plan, representing a profit-sharing contribution.
Indivior Inc. Deferred Compensation Plan (“DCP”)
We maintain a Deferred Compensation Plan (“DCP”) that provides a select group of Management and other highly compensated employees in the U.S., including Executive Directors and Senior Managers, as determined by the committee administering the DCP, with an opportunity to defer the receipt of portions of their compensation. The DCP is intended to comply with section 409A of the U.S. Internal Revenue Code of 1986. The DCP allows highly compensated employees who are unable, due to limits that the Internal Revenue Service (“IRS”) imposes on 401(k) plans, to save a proportionate amount of their eligible compensation for retirement within the 401(k) Plan, to defer compensation in excess of IRS limits.
Under our DCP, for each financial year, participants may elect to defer up to 75% of their base salary and up to 100% of their bonus. Employees hired before January 1, 2011 are eligible for a Group match on 401(k) deferrals in excess of the annual IRS limit up to 4.5% of eligible compensation. Amounts contributed to the DCP are invested in one or more investment options as elected by a participant or absent such election, the committee administering the DCP. Participants can elect to have the benefits associated with compensation deferred in a financial year paid on June 1 of a year at least two financial years after the financial year in which such compensation was deferred. Otherwise, and subject to certain exceptions, benefits under the DCP are paid in a lump sum or in a fixed amount annually over a period not to exceed 10 years starting 60 days (or for certain employees, six months) after termination of employment of the participant.
Deeds of Indemnity
The Company also entered into a deed poll of indemnity (the “Deed Poll”) on November 5, 2014 for the benefit of the officers, directors, company secretary or any position equivalent to any of the foregoing

(“Beneficiaries”) of the Company or any body corporate that is a group undertaking of the Company (“Group Company”). Under the Deed Poll, the Company undertakes to indemnify each Beneficiary against any and all liability suffered or incurred by that Beneficiary in respect of that Beneficiary’s acts or omissions while, or in the course of acting or purporting to act as, an officer of any Group Company or which otherwise arises by virtue of that Beneficiary holding or having held such position, in each case, to the extent arising out of or in connection with, directly or indirectly, any investigation, demand, claim, action or proceeding brought or threatened against that Beneficiary or any other person in any jurisdiction.
The Deed Poll does not extend to any liability incurred by the Beneficiary (1) to pay a fine imposed in criminal proceedings, (2) to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature, (3) in defending any criminal proceedings in which the Beneficiary is convicted, (4) in defending civil proceedings brought by the Company, in which judgment is given against the Beneficiary, or (5) in connection with an application for relief in which the court refuses to grant the Beneficiary relief. The Deed Poll also does not apply to the extent that the Beneficiary has been indemnified or reimbursed by any other insurance, where there has been gross negligence, fraud or willful default by the Beneficiary or where the Beneficiary has improperly derived a personal benefit or profit.
The Group may advance such funds to a Beneficiary as the Company, in its reasonable discretion, considers appropriate for the Beneficiary to meet expenditures incurred in defending any criminal or civil proceedings in connection with any alleged negligence, default, breach of duty or breach of trust by the Beneficiary or in defending himself in an investigation by a regulatory authority or against action proposed to be taken by a regulatory authority in connection with any alleged negligence, default, breach of duty or breach of trust by the Beneficiary.
The Deed Poll also provide that the Company will use reasonable endeavors to purchase and maintain insurance cover for directors’ and officers’ liabilities on reasonable commercial terms in respect of each Beneficiary for so long as the Beneficiary is a director or employee of any Group Company and for at least six years thereafter.
Malus and Clawback
The Remuneration Committee has the discretion to scale back or cancel LTIP awards, extend the performance period or defer the exercise period prior to the satisfaction of awards or after the end of any relevant holding period in the event that results are materially misstated for part of the performance period applicable to an award, an individual’s conduct has amounted to gross misconduct or in the event of serious reputational damage to Indivior. Where LTIP awards have vested, the Committee has the discretion to “claw back” awards or reduce amounts of other payments due to the individual up to the fifth anniversary of the grant of awards in the circumstances described above.
Indivior PLC Executive Compensation Clawback Policy
During the year, the Company adopted an Executive Compensation Clawback Policy to comply with new SEC and Nasdaq requirements for U.S. listed companies (including foreign private issuers such as Indivior) to adopt a policy requiring them to recover incentive-based compensation paid to covered executives in certain circumstances. The new policy, which requires clawback in circumstances that are wider than those currently provided for by the Company’s existing clawback provisions, requires Indivior to recover incentive-based compensation if (i) there is a restatement of the Company’s financial statements due to material non-compliance with any financial reporting requirement under securities laws, or that would result in a material misstatement if not corrected for prior periods; and (ii) a covered executive has received incentive-based compensation in excess of what they should have received if such compensation was instead calculated using the corrected Company financial statements.

Executive Financial Recoupment Program
As part of the Group’s Corporate Integrity Agreement with the Office of the Inspector General of the U.S. Department of Health and Human Services, an Executive Financial Recoupment Program was implemented (the “Recoupment Program”). Under the terms of the Recoupment Program, up to two years of performance pay may be put at risk of forfeiture and/or recoupment for certain U.S.-based executives (which includes both serving Executive Directors).
Forfeiture and/or recoupment may be applied in the event that it is determined that there has been a “Triggering Event”; a Triggering Event includes significant misconduct (violation of law or regulation or a significant violation of an Indivior policy) related to covered activities, or, significant misconduct related to covered activities by subordinate employees in the business unit for which the relevant executive had responsibility that is not an isolated incident and which the relevant executive knew or should have known was occurring.
Forfeiture and/or recoupment under the Recoupment Program may be applied to awards granted after November 20, 2020 and will cease to apply to awards on July 24, 2025 or the date on which the Group’s obligations under the Corporate Integrity Agreement expire (if later).
C.Board Practices
As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under Nasdaq’s rules for domestic U.S. issuers, provided that we disclose which requirements we are not following and describe the equivalent home country requirement. However, notwithstanding our ability to follow the corporate governance practices of our home country, the United Kingdom, in most cases we have elected to adhere to the corporate governance rules of Nasdaq applicable to U.S. domestic registrants that are not “controlled” companies. The corporate governance practice that we follow in lieu of Nasdaq’s corporate governance rules is as follows:
•In lieu of the requirement to comply with Rule 5605(e)(1), which requires that director nominees be selected, or recommended for the board’s selection, by either independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate or a nominations committee comprised solely of independent directors, our Nomination Committee (which is responsible for director nominations) consists of eight directors, one of whom we do not consider to be an independent non-executive director for the purposes of the 2018 UK Corporate Governance Code and as a result, might not be considered independent under Nasdaq rules. The 2018 UK Corporate Governance Code, which sets out standards of good practice (as opposed to mandatory requirements) for companies with a UK Premium Listing (such as Indivior) on, inter alia, board and board committee composition, provides that the board of such companies should establish a nominations committee to lead the process for appointments and that the majority of the members of the nominations committee should be independent non-executive directors.
Board of Directors
The Board is committed to the highest standards of corporate governance and maintaining a sound framework for the control and management of the business. The Board is responsible for leading and controlling the Group and has overall authority for the management and conduct of our business and our strategy and development. The Board is also responsible for ensuring the maintenance of a sound system of internal control and risk management (including financial, operational and compliance controls, and for reviewing the overall effectiveness of systems in place) and for the approval of any changes to the capital, corporate and/or management structure of the Group. At the date of this annual report, the Board comprises 10 members: the Chair, seven Non-Executive Directors, and two Executive Directors. Juliet Thompson is the Group’s Senior Independent Director, having been appointed as such with effect from October 1, 2023.

Committees of the Board
Our Board has established an Audit & Risk Committee, a Remuneration Committee, a Nomination Committee, a Compliance, Ethics & Sustainability Committee, and a Science Committee. Each of the Board’s committees have Terms of Reference which are reviewed annually and approved by the Board.
Audit & Risk Committee
The Audit & Risk Committee has responsibility for, among other things, monitoring the financial integrity of the financial statements of the Group along with PwC our external auditors in that process. It focuses in particular on compliance with accounting policies and ensuring that an effective system of internal financial controls is maintained. The ultimate responsibility for reviewing and approving the annual report and accounts and other interim financial reports remains with the Board. The Audit & Risk Committee shall meet not less than four times a year to coincide with key dates in the Group’s financial reporting cycle. The Audit & Risk Committee also meet on an ad hoc basis when necessary.
The responsibilities of the Audit & Risk Committee set out in its Terms of Reference cover external audit, internal audit, financial and narrative reporting, internal controls and risk management and the systems and procedures for detecting fraud. The Terms of Reference also set out the authority of the Audit & Risk Committee to carry out its responsibilities.
SEC rules and regulations and Nasdaq listing standards require that the Audit & Risk Committee be comprised of at least three members who are all independent and possess requisite financial literacy, including at least one member who qualifies as an “audit committee financial expert.” The members of our Audit & Risk Committee are Juliet Thompson (Chair), Joanna Le Couilliard, Barbara Ryan, and Mark Stejbach. Our Board has determined that each member is independent within the meaning of SEC rules and regulations and Nasdaq listing standards and possesses the required level of financial literacy as required by Nasdaq. Our Board has determined that each of Ms. Thompson and Ms. Le Couilliard qualify as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirement of Nasdaq.
Remuneration Committee
The Remuneration Committee is responsible for determining the specific remuneration packages for the Chair, the Executive Directors and members of Senior Management. It is also responsible for determining general remuneration policy and monitoring workforce remuneration arrangements. The Remuneration Committee shall meet not less than quarterly.
The responsibilities of the Remuneration Committee set out in its Terms of Reference cover setting levels of remuneration and determination and monitoring of the remuneration policy, approval of the design of, and determining targets for, performance-related pay schemes and approval of the design and implementation of all long-term incentive arrangements. The Terms of Reference also set out the reporting responsibilities and the authority of the Remuneration Committee to carry out its responsibilities.
The members of the Remuneration Committee are Joanna Le Couilliard (Chair), Peter Bains, Graham Hetherington, and Barbara Ryan. Our Board has determined that each member is independent under Nasdaq listing standards.
Nomination Committee
The Nomination Committee is responsible for considering and making recommendations to the Board in respect of appointments to the Board and the Board’s committees. It is also responsible for keeping the structure, size and composition of the Board under regular review, and for making recommendations to the Board with regard to any necessary changes. The Nomination Committee’s Terms of Reference cover succession planning, taking into account the skills and expertise that will be needed on the Board in the future.

The members of the Nomination Committee are Graham Hetherington (Chair), Peter Bains, Dr. Keith Humphreys, Jerome Lande, Joanna Le Couilliard, Barbara Ryan, Mark Stejbach, and Juliet Thompson. Our Board has determined that each member of the Nomination Committee, other than Mr. Lande, is independent under Nasdaq listing standards.
Compliance, Ethics & Sustainability Committee
The Compliance, Ethics & Sustainability Committee is responsible for overseeing and monitoring the Group’s approach to ethical, responsible, and sustainable conduct. It is also responsible for reviewing and overseeing the Group’s Global Integrity and Compliance Program and the Group’s Sustainability Framework, including performance and reporting against that Framework.
The members of the Compliance, Ethics & Sustainability Committee are Mark Stejbach (Chair), Graham Hetherington, Dr. Keith Humphreys, Jerome Lande, and Juliet Thompson. The Compliance, Ethics & Sustainability Committee meets no less than quarterly.
Science Committee
The Science Committee is responsible for providing assurance to the Board regarding the quality, competitiveness and integrity of the Group’s research and development activities. It is responsible for reviewing the approaches adopted in respect of the Group’s chosen therapy area of addiction and its co-morbidities, reviewing the scientific technology and research and development capabilities deployed within the business, assessing the decision-making processes for research and development projects, reviewing benchmarking against industry and scientific best practices and reviewing relevant and important bioethical issues and assisting in the formulation of appropriate policies in relation to such issues.
The members of the Science Committee are Peter Bains (Chair), Barbara Ryan, Mark Stejbach, and Dr. Keith Humphreys.
Code of Conduct and Ethical Guidelines
Our Board has adopted (i) a Global Code of Conduct that applies to all of our employees, officers and directors, a copy of which is on our website at https://www.indivior.com/en/about-us/corporate-governance/global-conduct-policies; and (ii) a Code of Ethics for Senior Financial Officers that applies to our principal executive officer, principal financial officer, and principal accounting officer, a copy of which is on our website at https://www.indivior.com/admin/resources/dam/id/1114/2_SFO_Code_of_Ethics.pdf. Together, these describe our commitment to, and requirements in connection with, ethical issues relevant to business practices and conduct.
Indemnification of Directors and Senior Managers
Each of the Directors and Senior Managers has the benefit of indemnity insurance maintained by the Group on their behalf indemnifying them against liabilities they may potentially incur to third parties as a result of their office as director or senior manager.
Service Contracts with Directors and Senior Managers
Chair and Non-Executive Directors’ letters of appointment
The terms of service of the Chair and the Non-Executive Directors are contained in letters of appointment. In accordance with the 2018 UK Corporate Governance Code, the Chair and Non-Executive Directors are appointed subject to re-appointment by shareholders at the Group’s next Annual General Meeting following their appointment and re-appointment at each subsequent Annual General Meeting. The Group may terminate the appointment of the Chair and the Non-Executive Directors upon one month’s written notice, and they are not otherwise entitled to receive compensation for loss of office.

Executive Directors’ service agreements
The Executive Directors have service agreements that set out the contract between them and the Group. Messrs. Crossley and Preblick each have agreements that entitle them to 12 months base salary and a pro rata amount of their annual incentive in the event the Group terminates their employment without Cause, or they terminate their employment for Good Reason (as defined in the agreements). A change in control alone does not constitute good reason. The Group is obligated to pay their base salary for one month if their employment terminates due to their death.
Other Senior Managers
The members of our Executive Committee, other than Messrs. Crossley and Preblick, have service agreements that set out the contract between them and the Group. The agreements with each member of the Executive Committee, other than the Executive Directors, generally provide for severance of 12 months’ base salary following the termination of employment without Cause or by the Executive for Good Reason (as defined in the agreement), plus a pro rata portion of the annual bonus the executive would have received for the year of termination, and in the case of termination of employment on or within 12 months following the date of a change of control and such termination is by the Group without Cause or by the Executive for Good Reason (as defined in the agreement), in which case severance is 24 months’ base salary (12 months for the Executive Directors). An executive is also entitled to a pro rata portion of the annual bonus if their employment terminates as a result of their death or disability.
D.Employees
The information at “Item 4. Information on the Company—B. Business Overview Background—11. Human Capital,” is incorporated herein by reference.
E.Share Ownership
The information at “Item 7. Major Shareholders and Related Party Transactions,” is incorporated herein by reference.
In addition, the following executives hold options over shares in Indivior PLC as follows:

Executive	Share Plan	Security	Total Purchase Price	Per Share Exercise Price	Vesting Date	Expiry Date	Number of Shares
Mark Crossley	LTIP (1)	ordinary shares	n/a	£5.55	5/11/2016	12/28/2024	42,123
Dr. Christian Heidbreder	LTIP (1)	ordinary shares	n/a	£5.55	5/11/2016	12/28/2024	63,185
Kathryn Hudson	Sharesave (2)	ordinary shares	n/a	£13.40	3/1/2026	8/31/2026	671
Kathryn Hudson	Sharesave (2)	ordinary shares	n/a	£10.49	3/1/2027	8/31/2027	884
Hillel West	Sharesave (2)	ordinary shares	n/a	£4.80	3/1/2026	8/31/2026	2,500
Hillel West	Sharesave (2)	ordinary shares	n/a	£10.49	3/1/2029	8/31/2029	1,807
______________
(1)Reflects market-value options held by the executives granted under the rules of the Indivior Long-Term Inventive Plan in December 2014 (on demerger).
(2)Reflects options granted to senior managers under the rules of the Indivior UK Savings-Related Share Option Plan, which is a tax qualified plan available to all UK-based employees. Eligible employees may enter into a savings contract, saving up to £500 per month, with the opportunity to buy shares at 20% discount to market value at the time of invitation upon completion of the savings period.
F.    Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
As of June 30, 2023, 59,852,653 shares were held for the benefit of 806 shareholders who were U.S. residents, comprising approximately 43.41% of our issued share capital.
The table below sets forth information with respect to the beneficial ownership of our ordinary shares, based on notifications made by such shareholders under the UK Financial Conduct Authority’s Disclosure and Transparency Rules or statements made by such investors in their respective filings with the U.S. SEC as of March 1, 2024 by:
•each of our directors, executive officers and senior managers individually and as a group; and
•each person, or group of affiliated persons, who is known by us to own beneficially more than 3% of our ordinary shares.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
All ordinary shares have the same voting rights.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED		TOTAL PERCENTAGE(1)
Major Shareholders:
Two Seas Capital LP(2)	13,485,893		9.89%
Morgan Stanley(3)	9,741,226		7.14%
BlackRock, Inc.(4)	8,997,288		6.60%
Scopia Capital Management LP(5)	8,261,589		6.06%
Société Générale(6)	8,155,951		5.98%

Directors(7)(8)
Graham Hetherington	20,296		*
Mark Crossley(9)	132,155	(12)	*
Ryan Preblick(9)	64,466		*
Peter Bains	10,800		*
Dr. Keith Humphreys	1,604		*
Jerome Lande	63		*
Joanna Le Couilliard	0		*
Barbara Ryan	0		*
Mark Stejbach	12,584		*
Juliet Thompson	0		*
Senior Management(10)
Jeff Burris	*		*
Cindy Cetani	*		*
Jon Fogle	*		*
Dr. Christian Heidbreder	*		*
Kathryn Hudson(11)	*		*
Vishal Kalia	*		*
Richard Simkin	*		*
Hillel West(11)	*		*
All Directors and Senior Managers as a Group	1,446,079	(12) (13)
________________
*Represents beneficial ownership of less than one percent of our outstanding ordinary shares.
(1)Based on 136,351,465 ordinary shares outstanding as of March 1, 2024, which comprise our entire issued and outstanding share capital as of that date.
(2)The business address for Two Seas Capital LP is 32 Elm Place, 3rd Floor, Rye, NY 10580, United States. Based on the Group’s review of a Schedule 13D filed by Two Seas Capital LP on October 2, 2023, Two Seas Capital GP LLC and Sina Toussi have voting and investment control of shares held by Two Seas Capital LP. Based on the Group’s review of a TR-1 filed by Two Seas Capital LP on February 27, 2024, Two Seas Capital LP owns 13,485,893 shares.
(3)The business addresses for Morgan Stanley and Morgan Stanley & Co. International plc are 1585 Broadway, New York, NY 10036, United States and 25 Cabot Square, Canary Wharf, London, E14 4QA, United Kingdom, respectively. Based on the Group’s review of a Schedule 13G filed by Morgan Stanley and Morgan Stanley & Co. International plc on February 8, 2024, Morgan Stanley shares voting and investment control of 9,741,226 shares, including 8,137,237 shares over which Morgan Stanley & Co. International plc shares voting and investment control, and the securities reported on by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley & Co. International plc, a wholly-owned subsidiary of Morgan Stanley.
(4)The business address for BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001, United States. Based on the Group’s review of a Schedule 13G filed by BlackRock, Inc. on February 2, 2024, BlackRock, Inc. has sole voting and investment control of 8,997,288 shares.
(5)The business address for Scopia Capital Management LP is 152 West 57th Street, 33rd Floor, New York, NY 10019, United States. Based on the Group’s review of a Schedule 13G filed by Scopia Capital Management LP on February 14, 2024, Scopia Management, Inc., Matthew Sirovich, and Jeremy Mindich share voting and investment control of 8,261,589 shares held by Scopia Capital Management LP, and Mr. Sirovich has sole voting and investment control of an additional 3,173,449 shares.
(6)The business address for Société Générale is 29 Boulevard Haussmann, 75009 Paris, France. Based on the Group’s review of a TR-1 filed by Société Générale on January 28, 2024, Société Générale owns 8,155,951 shares.

(7)Except as otherwise indicated, the business address for each of our Directors is 234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom.
(8)Dr. Tom McLellan retired from the Board on February 29, 2024. Lorna Parker and Dan Phelan retired from the Board on September 30, 2023. At the time of their respective departures from the Board, Dr. McLellan, Ms. Parker, and Mr. Phelan beneficially owned 1,509, 5,173, and 12,063 shares respectively.
(9)The business address for Mr. Crossley and Mr. Preblick is 10710 Midlothian Turnpike, Suite 125, North Chesterfield, VA 23235, United States.
(10)Except as otherwise indicated, the business address for each member of our Senior Management is 10710 Midlothian Turnpike, Suite 125, North Chesterfield, VA 23235, United States.
(11)The business address for Ms. Hudson and Mr. West is 234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom.
(12)This amount includes 42,123 shares which Mr. Crossley has the right to acquire within 60 days by option or other agreement.
(13)This amount includes 63,185 shares which Dr. Heidbreder has the right to acquire within 60 days by option or other agreement.
Changes in the percentage ownership by major shareholders are set out below. The information in the table below is based on the notifications made by such shareholders as of the dates indicated under the U.K. Financial Conduct Authority’s Disclosure and Transparency Rules or statements made by such investors in their respective filings with the U.S. SEC.

	December 31, 2021	December 31, 2022	December 31, 2023
Two Seas Capital LP	5.13%	5.13%	10.09%
Morgan Stanley	—%	7.02%	7.14%
BlackRock, Inc.	—%	—%	6.59%
Scopia Capital Management LP	13.52%	8.98%	6.05%
Société Générale	—%	—%	5.04%
B.Related Party Transactions
The Group entered into an agreement titled Relationship Agreement with Scopia Capital Management LP (“Scopia”) on March 24, 2021 (as further amended on July 7, 2022, April 26, 2023, and November 17, 2023, the “Relationship Agreement”). In recognition of Scopia’s ownership of approximately 16.9% of the Group’s shares as at March 24, 2021, the Group agreed to appoint Jerome Lande as a Representative Director. Scopia agreed to certain standstill provisions (for example to vote on ordinary course resolutions in accordance with the Board’s recommendation). The parties amended and restated the Relationship Agreement on July 7, 2022, April 26, 2023, and November 17, 2023, and further agreed that Scopia would not exercise voting rights in excess of 15% of the outstanding shares. The Relationship Agreement, as amended and restated, is filed as Exhibit 4.2 to this annual report. The Relationship Agreement, as amended, terminates upon the earlier of (i) December 31, 2024, (ii) the date on which Scopia publicly discloses that it has ceased to hold directly or indirectly at least three percent of the issued share capital of the Group, or (iii) in certain circumstances, and only in the event that Mr. Lande has resigned from the Board, a specified date to be calculated with reference to the date of the 2024 Annual General Meeting.
C.Interests of Experts and Counsel
Not applicable.

ITEM 8: FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements” for a list of all financial statements filed as part of this annual report.
Share Consolidation
In September 2022, the Group’s shareholders approved an additional listing in the U.S. Additionally, to fulfill U.S. exchange requirements for share price minimums and norms, the Group’s shareholders also approved a 5-for-1 share consolidation. On October 10, 2022, the Group completed this share consolidation. Shareholders received 1 new ordinary share with a nominal value of $0.50 each for every 5 previously existing ordinary shares which had a nominal value of $0.10 cents each. All share and per share information of the Group, including basic and diluted weighted average number of shares outstanding, basic (loss)/ earnings per share, diluted (loss)/earnings per share and adjusted diluted earnings per share reflect the share consolidation for all periods presented.
Share Repurchase Program
In July 2021, the Group commenced an irrevocable share repurchase program for an aggregate purchase price up to no more than $100 million or 73,462,098 of ordinary shares. In December 2021, the program concluded with the Group repurchasing 33,507,433 of the Group’s ordinary shares over the duration of the program for an aggregate nominal value of $3 million ($0.10 per share). In addition, 256,055 ordinary shares purchased as part of the share repurchase program with a nominal value of $0.10 each were canceled in January 2022. These shares are included in the total number of share capital outstanding as at December 31, 2021.
In May 2022, the Group commenced a second share repurchase program for an aggregate purchase price up to no more than $100 million or 39,698,610 of ordinary shares (equivalent shares post consolidation: 7,939,722), which concluded on February 28, 2023. Over the duration of the program, 17,558,978 ordinary shares with a nominal value of $0.10 each (equivalent shares post consolidation: 3,511,796) and 1,765,276 with a nominal value of $0.50 each were repurchased and canceled.
On November 17, 2023, the Group commenced a third share repurchase program for an aggregate purchase price up to no more than $100 million or 13,631,504 of ordinary shares and ending no later than August 30, 2024. Under this program, 1,412,816 ordinary shares were repurchased which had a nominal value of $0.50 each through December 31, 2023.
During the year, the Group repurchased and canceled a total of 1,897,178 ordinary shares with a nominal value of $0.50 per share for an aggregate nominal value of $1 million. In 2022, 17,815,033 ordinary shares with a nominal value of $0.10 each (equivalent shares post consolidation: 3,563,007) were repurchased and canceled for an aggregate nominal value of $2 million, including the 256,055 ordinary shares purchased as part of the Group’s share repurchase program executed in 2021 and canceled in January 2022. In 2022, subsequent to the share consolidation, the Group repurchased and canceled 1,280,914 ordinary shares for an aggregate nominal value of $1 million ($0.50 per share).
All ordinary shares repurchased during the year under share repurchase programs were canceled (except for 68,213 shares that were canceled in January 2024) resulting in a transfer of the aggregate nominal value to a capital redemption reserve. The total cost of the purchases made under share repurchase programs during the period, including directly attributable transaction costs, was $33 million (2022: $90 million; 2021: $101 million). A repurchase amount of $23 million has been recorded as a financial liability and reduction in retained earnings which represents the amount to be spent under the program through February 23, 2024, after which date the Company has the ability to modify or terminate the program. Total purchases under the share repurchase program will be made out of distributable profits.

Corporate Debt and Equity Investments
In 2022, the Group purchased ordinary shares of a listed company and invested in a portfolio of investment-grade debt securities and has therefore adopted new accounting policies as disclosed below:
Investments comprise holdings in equity and debt securities. Investments in equity securities held for trading or for which the Group has not elected to recognize fair value gains and losses through other comprehensive income are initially recorded and subsequently measured at fair value through profit or loss. Investments in debt securities are initially recorded at fair value plus or minus directly attributable transaction costs and remeasured on the basis of the Group’s business model and the contractual cash flow characteristics. Interest income from debt securities is included in finance income using the effective interest method.
Legal Proceedings
Except as disclosed in this paragraph, or in Note 21 “Legal Proceedings” included in “Item 18. Financial Statements—Audited Consolidated Financial Statements,” (which is incorporated by reference herein), there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Group is aware), which may have, or have had during the 12 months prior to the date of this annual report, a significant effect on the Group’s and/or our financial position or profitability. In addition to the proceedings set out in this section, the Group is involved in other legal proceedings and claims in the ordinary course of business.
B.Significant Changes
For information on any significant changes that may have occurred since the date of our annual financial statements, see “Item 5. Operating and Financial Review and Prospects.”
ITEM 9: THE OFFER AND LISTING
Our only issued and outstanding shares are our ordinary shares $0.50 nominal value per share. We have no other outstanding class of equity securities. Our issued and outstanding ordinary shares are fully paid. Our ordinary shares are in certificated and uncertificated form.
The principal trading markets for the Group’s ordinary shares are the London Stock Exchange and the Global Select Market of The Nasdaq Stock Market, where the Group’s ordinary shares trade under the symbol “INDV.”

ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
The information in this item is incorporated by reference to Item 10.B of that certain Amendment No. 1 to that certain registration statement on Form 20-F filed June 5, 2023.
C.Material Contracts
Our material contracts include:
Third Amended Relationship Agreement with Scopia Capital Management LP dated as of November 17, 2023. For a description of this contract, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” The agreement is filed as Exhibit 4.2.
Agreements with Governments and their Agencies
In 2019, the U.S. Attorney’s Office for the Western District of Virginia brought an indictment, followed by a superseding indictment (the “2019 Indictment”), against the Group in connection with our marketing and promotional practices related to SUBOXONE Film and SUBOXONE and SUBUTEX Tablets. The indictments charged Indivior Inc. and Indivior PLC with health care fraud, mail fraud, wire fraud, and conspiracy to commit the same. They generally alleged that the Company had falsely represented that SUBOXONE film was safer and less susceptible to misuse, abuse, diverse, and inadvertent pediatric exposure than SUBOXONE tablets, purportedly to delay approval of generic versions of SUBOXONE tablets and retain market share.
•Resolution Agreement. Pursuant to a Resolution Agreement made on July 24, 2020 as part of a global resolution with the U.S. Attorney’s Office for the Western District of Virginia, the DOJ’s Consumer Protection Branch, the FTC, and several U.S. state attorneys general, an indirect wholly owned subsidiary of Indivior PLC pleaded guilty to a single count of making false statements relating to healthcare matters in 2012 (the “Resolution Agreement”). The DOJ dismissed all charges in the indictment, and the Group agreed to a total of $600 million in fines, and agreed to substantial reporting and compliance obligations related to its U.S. operations, among other things. The Resolution Agreement is filed as Exhibit 4.3 to this annual report. Under the terms of the Resolution Agreement, Indivior Inc. agreed to compliance terms regarding its sales and marketing practices. The Resolution Agreement contains certain requirements, such as reporting obligations and that the Group’s CEO (a) certify on an annual basis that, to the best of the CEO’s knowledge, after a reasonable inquiry, Indivior Inc. was in compliance with the Federal Food, Drug and Cosmetic Act and implementing regulations governing the manufacture, marketing, sale, promotion, and distribution of Indivior products in the U.S. and has not committed healthcare fraud, or (b) provide a certified list of all non-compliant activity and steps taken to remedy the activity. The Resolution Agreement also requires an annual resolution from the Group's Board of Directors that it has reviewed the effectiveness of the Group’s Compliance Measures set forth in Section I of Addendum A to the Resolution Agreement. Indivior Inc. is subject to contempt prosecution if it fails to comply with any terms of the Resolution Agreement, and a material breach of the Resolution Agreement could reinstate the indictment against the Group. The obligations in the Resolution Agreement expire in November 2025. It is filed as Exhibit 4.3.
•Corporate Integrity Agreement between the Office of Inspector General of the Department of Health and Human Services and Indivior Inc. made as of July 24, 2020. In addition to the Resolution Agreement, Indivior Inc. entered into a five-year corporate integrity agreement (“CIA”)

with the HHS-OIG. The CIA requires, among other things, that Indivior Inc. implement measures designed to ensure compliance with the statutes, regulations, and written directives of U.S. Medicare, U.S. Medicaid, and all other U.S. Federal healthcare programs, as well as with the statutes, regulations, and written directives of the U.S. Food and Drug Administration. The CIA requires Indivior Inc. to file annual reports describing steps it has taken to implement the terms of the CIA, certifications from certain employees that their department or functional area is compliant with certain laws and regulations, and a certification from the Compliance Officer and Chief Executive Officer that Indivior Inc. is in compliance with the CIA, to the best of their knowledge. The CIA also requires an annual resolution from the Nominating Committee of the Group’s Board of Directors that it has reviewed the effectiveness of the Group’s compliance program. In addition, the CIA requires reviews by an independent review organization who will submit audit findings to HHS-OIG and a review by a Board Compliance Expert, who will prepare two compliance assessment reports in the first and third reporting periods of the CIA and compliance-related certifications from Indivior Inc.’s executives and Board members, and the implementation of a risk assessment and mitigation process. The CIA requires procedures under which Indivior Inc. must notify HHS-OIG of certain reportable events, and must notify HHS-OIG if it fails to meet the requirements under the CIA. The CIA sets forth specified monetary penalties that may be imposed on a per day basis for failure to comply with the obligations specified in the CIA. In the event that HHS-OIG determines Indivior Inc. to be in material breach of certain requirements of the CIA (including, repeated violations or any flagrant obligations under the CIA, a failure by Indivior Inc. to report a reportable event and/or take corrective action, a failure to engage and use an independent review organization, a failure to respond to certain requests from HHS-OIG), Indivior Inc. may be subject to exclusion from participation in the U.S. federal healthcare programs, which would have a severe impact on Indivior Inc.’s ability to comply with the financial covenants in Indivior Inc.’s debt facility, maintain sufficient liquidity to fund its operations, pay off its debt, generate future revenue and ultimately impact Indivior Inc.’s viability. The obligations in the CIA expire in November 2025. It is filed as Exhibit 4.4.
•FTC Stipulated Order for Permanent Injunction and Equitable Monetary Relief in the U.S. District Court for the Western District of Virginia, Abingdon, between the FTC and Indivior Inc. entered on November 20, 2020. The FTC Stipulated Order contains specific notice and reporting requirements related to certain activities, including (i) notice of filing a Citizen Petition along with certain information; (ii) notice of filing of a New Drug Application for new drug formulations related to Indivior approved drugs, (iii) requirement to provide additional information about certain launch activities related to the new drug formulation; (iv) certain restrictions on pricing of the old drug formulations and activities regarding those old drug formulations for a period of time; (v) notice of FDA Approval of a drug or if Indivior Inc. obtains a drug through a license, acquisition or through obtaining control of an entity; (vi) notice of certain corporate activities such as a dissolution, merger, acquisition of Indivior Inc.; (vii) an obligation to provide certain information and interviews necessary to evaluate compliance with the Settlement Order; and (viii) an obligation to provide reports explaining how Indivior has complied with the Settlement Order, if requested. The Group may be punished for contempt of court, including, but not limited to criminal contempt, if it fails to comply with any terms of the FTC Stipulated Order or Resolution Agreement. The obligations in the FTC Stipulated Order expire in November 2030. It is filed as Exhibit 4.5.
•Final Judgment and Dismissal with Prejudice with Attorneys General of 41 States and the District of Columbia in Antitrust MDL made June 13, 2023. Indivior Inc. reached agreement with the Attorneys General of 41 States and the District of Columbia (the “States”) to resolve allegations that Indivior Inc. violated the Sherman Act and laws of the States by engaging in anticompetitive activities designed to impede competition from generic equivalents of the brand-name drug Suboxone, which Indivior Inc. disputes. As part of the settlement, Indivior Inc. agreed to certain compliance and reporting obligations similar to those in the FTC Order (the “States Settlement Order”). The obligations in the States Settlement Order expire concurrently with those of the FTC Stipulated Order in November 2030. The States Settlement Order is filed as Exhibit 4.25.

Certain incentive compensation, employee benefit, and related agreements may be considered to be material contracts, including:
(i) the Indivior PLC Annual Incentive Plan, which is filed as Exhibit 4.8;
(ii) the Indivior PLC Long-Term Incentive Plan, which is filed as Exhibit 4.9;
(iii) the trust deed in respect of the Indivior PLC Employee Benefits Trust, which is filed as Exhibit 4.10;
(iv) the Indivior PLC Savings-Related Share Option Plan, which is filed as Exhibit 4.11;
(v) the Indivior PLC U.S. Employee Stock Purchase Plan, which is filed as Exhibit 4.12; and
(vi) Rules of the Indivior PLC Deferred Compensation Plan, which is filed as Exhibit 4.13.
For descriptions of these agreements, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”
Agreements with Private Parties
•The Fourth Amendment (and Restatement of) Credit Agreement, dated as of April 26, 2022 among Indivior Finance S.àr.l., Indivior Finance (2014) LLC, Indivior SMTM LLC, RBP Global Holdings Limited, Indivior Global Holdings Limited, and certain other Loan Parties, and Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank, N.A., and Deutsche Bank AG New York Branch. For a description of this contract, see “Item 5. Operating and Financial Review and Prospects—B Liquidity and Capital Resources.” The Credit Agreement is filed as Exhibit 4.6.
•Lease of Land and Buildings at Dansom Lane, Hull HU8 7DS, by and between Reckitt Benckiser Healthcare (UK) Limited and RB Pharmaceuticals Limited, dated December 1, 2014. Under the terms of the lease, the Group has an exclusive right of use of the subject property for a 150-year term beginning on December 1, 2014. The lease is subject to certain affirmative and restrictive covenants usual to such contracts, including, among other items, limitations on the ability of the parties to sublet, assign, or sell the subject premises. The lease is filed as Exhibit 4.7.
•Copacker Supply Agreement by and between Reckitt Benckiser Healthcare (UK) Limited and Indivior UK Limited (f/k/a RB Pharmaceuticals Limited), originally made December 23, 2014, as amended March 29, 2019. Under the terms of the agreement, Reckitt Benckiser Healthcare (UK) Limited serves as the exclusive manufacturer and supplier of certain products and services, including SUBUTEX tablets, SUBOXONE Tablets, and TEMGESIC injectables and sublingual tablets, for a ten-year term beginning January 1, 2019. The agreement terminates January 1, 2029 although it requires the parties to discuss an extension. The agreement is filed as Exhibit 4.14.
•Commercial Exploitation Agreement by and between Aquestive Therapeutics (f/k/a MonoSol Rx, LLC) and Indivior Inc. (f/k/a Reckitt Benckiser Pharmaceuticals Inc.), dated August 15, 2008, as amended August 19, 2009, November 13, 2009, March 30, 2010, October 13, 2010, December 15, 2010, December 9, 2011, December 1, 2012, October 14, 2013 (by Addendum A), July 30, 2014 (by Addendum B), January 12, 2017, November 25, 2019, December 29, 2020, and March 2, 2023. Under the terms of the agreement, Aquestive Therapeutics has granted certain exclusive rights to the Group, including an exclusive license under Aquestive patents to use and sell SUBOXONE sublingual film, and the Group has granted certain exclusive rights to Aquestive, including an exclusive right to manufacture SUBOXONE sublingual film. The parties agreed to an additional extension for three (3) years through August 16, 2026 after which the agreement renews annually unless a party provides notice to the other party at least one year prior to termination. The agreement is filed as Exhibit 4.15.

•Packaging and Supply Agreement between Sharp Corporation and Indivior UK Limited made September 7, 2017, as last amended May 9, 2021. Under the terms of the agreement, Sharp serves as the exclusive packager and supplier for our products. The agreement is filed as Exhibit 4.16.
•Master Development and Supply Agreement by and between Curia Massachusetts, Inc. and Indivior UK Limited made January 1, 2022. Under the terms of the agreement, the Group has engaged Curia to manufacture and supply components of our SUBLOCADE and PERSERIS products and to provide related development services for a five-year term beginning January 1, 2022. The agreement terminates January 1, 2027 but may be extended by mutual agreement of the parties. The agreement is filed as Exhibit 4.17.1
•Master Development and Supply Agreement effective August 1, 2023 by and between Curia New Mexico, LLC and Indivior UK Limited. Under the terms of the agreement, the Group has engaged Curia to manufacture and supply components of our SUBLOCADE products and to provide related development services. The agreement terminates April 1, 2029 but may be extended by mutual agreement of the parties. The agreement is filed as Exhibit 4.17.2.
•Master Manufacturing Services Agreement between Patheon Manufacturing Services LLC and Indivior UK Limited made April 6, 2018. Under the terms of the agreement, Patheon has been engaged by the Group to supply the component of our SUBLOCADE and PERSERIS products for a term ending December 31, 2027. The agreement is filed as Exhibit 4.18.
•License Agreement by and among Indivior UK Limited and Aelis Farma dated June 3, 2021. This agreement gives the Group an option for $100 million in exchange for an exclusive global license to develop, make and commercialize AEF0117. The option becomes exercisable upon completion of a successful Phase 2B. The Group made an up-front payment of $30 million to Aelis, and upon exercise the Group would assume responsibility and costs for all future development, regulatory, commercial, and manufacturing activities. Upon commercialization, we would also pay to Aelis Farma a tiered royalty on net sales ranging from low teens to greater than high teens (but in no case more than 20%). We may make additional development milestone payments of up to $90 million and potential sales milestones of up to $235 million. Separately, we also invested $11 million in Aelis common stock in February 2022. The agreement is filed as Exhibit 4.19.1.
•Agreement and Plan of Merger among Indivior PLC, Indivior Inc., Olive Acquisition Subsidiary, Inc., and Opiant Pharmaceuticals, Inc. dated as of November 13, 2022. On November 13, 2022, Indivior PLC, Indivior Inc., a Delaware corporation and wholly-owned subsidiary of the Company, Olive Acquisition Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Indivior Inc. (“Merger Sub”), and Opiant Pharmaceuticals, Inc., a Delaware corporation (“Opiant”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, each issued and outstanding share of Opiant’s common stock (an “Opiant Share”), except as provided in the Merger Agreement, was converted into the right to receive (i) $20 per share, net to the holder thereof in cash, without interest thereon for approximate total equity value of $146 million (the “Cash Amount”), plus (ii) one contingent value right (each, a “CVR”), which will represent the right to receive contingent payments of up to $8 per share, net to the holder thereof in cash, without interest thereon, in the aggregate (the “Milestone Payments”), upon the achievement of specified milestones pursuant to the terms of the Contingent Value Rights Agreement. The agreement is filed as Exhibit 4.20.
•Contingent Value Rights Agreement dated as of March 2, 2023 between Indivior, Inc., Computershare Inc. and Computershare Trust Company, N.A. For a description of this agreement, See "Item 18. Financial Statements—Note 27 Acquisition of Opiant” for additional details on the CVR agreement. The agreement is filed as Exhibit 4.21.

•License Agreement by and among Indivior UK Limited and C4X Discovery Limited dated March 28, 2021 Previously, our rights to INDV-2000 were structured as an exclusive worldwide license. On July 31, 2023, we acquired full rights to the patents and other assets underlying this potential product in exchange for a payment of approximately $20.5 million. As a result, we no longer have any obligation to pay future development or sales milestones or a royalty on net sales of this product candidate. The agreement is filed as Exhibit 4.22.
•License Agreement by and among Indivior UK Limited and Addex Pharma S.A. dated January 2, 2021. This agreement gives the Group an exclusive global license to develop, make and commercialize INDV-1000. The Group made an up-front payment of $5 million to Addex. Upon commercialization, we would also pay to Addex a tiered royalty on net sales generally ranging from single digit to low teens. We may make additional development milestone payments of up to $145 million and potential sales milestones of up to $185 million. The agreement is filed as Exhibit 4.23.
•License Agreement between Opiant Pharmaceuticals, Inc. and Neurelis, Inc. (f/k/a Aegis Therapeutics, LLC) effective January 1, 2017. The agreement gives the Group the right to use certain patents and other intellectual property, including Intravail® (dodecyl maltoside) as an absorption enhancer, from Neurelis, Inc. (f/k/a Aegis Therapeutics, LLC). Our license agreement obligates us to pay certain development milestones, which are not material, a tiered low to mid- single digit royalty on net sales, and potential sales milestones of up to $5 million each for the sale of products including nalmefene, naloxone, or naltrexone. The agreement is filed as Exhibit 4.24.
•Settlement Agreement with a Class of Direct Purchasers made October 22, 2023. Indivior Inc. reached agreement with a class of Direct Purchasers (the “Direct Purchasers”) to resolve allegations that Indivior Inc. violated the Sherman Act and laws of the States by engaging in anticompetitive activities designed to impede competition from generic equivalents of the brand-name drug Suboxone, which Indivior Inc. disputes. As part of the settlement, Indivior Inc. paid $385 million to a settlement fund. The Direct Purchasers Settlement Agreement is filed as Exhibit 4.26.
D.Exchange Controls
Other than certain economic sanctions which may be in place from time to time, there are currently no UK laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payment to holders of ordinary shares who are non-residents of the United Kingdom. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to nonresidents of the United Kingdom under English law or Indivior’s articles of association on the right to be a holder of, and to vote in respect of, the ordinary shares.
E.Taxation
Taxation in the United States
The following discussion is a general summary based on present law of certain U.S. federal income tax considerations relevant to U.S. Holders (as defined below) of the ownership and disposition of ordinary shares. This discussion is not a complete description of all tax considerations that may be relevant to a U.S. Holder of ordinary shares; it is not a substitute for tax advice. It applies only to U.S. Holders that hold ordinary shares as capital assets and use the U.S. dollar as their functional currency. In addition, it does not describe all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of a U.S. Holder’s particular circumstances, including U.S. Holders subject to special rules, such as banks or other financial institutions, insurance companies, tax-exempt entities, dealers, traders in securities that elect to mark-to-market, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities (including S-corporations), U.S. expatriates, persons liable for the alternative minimum tax, persons that directly, indirectly or constructively, own 5% or more of the total combined voting power of the Group’s voting stock or of the total value of the Group’s equity interests, investors that hold ordinary shares in connection with a permanent establishment or fixed base outside the United States, or investors that hold ordinary shares as part of a hedge, straddle, conversion, constructive sale or other integrated financial transaction. This summary also does not address U.S. federal taxes other than the income tax (such as estate or gift taxes) or U.S. state and local, or non-U.S. tax laws or considerations.
As used in this section, “U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust subject to the control of one or more U.S. persons and the primary supervision of a U.S. court; or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.
The U.S. federal income tax treatment of a partner in a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds ordinary shares generally will depend on the status of the partner and the activities of the partnership. Partnerships that hold ordinary shares should consult their own tax advisors regarding the specific U.S. federal income tax consequences to their partners of the partnership’s ownership and disposition of ordinary shares.
Dividends
Subject to the discussion below under “– Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property (other than certain pro rata distributions of ordinary stock) with respect to ordinary shares will be included in a U.S. Holder’s gross income as ordinary income from foreign sources when actually or constructively received. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations. Dividends received by eligible non-corporate U.S. Holders that satisfy a minimum holding period and certain other requirements generally will be taxed at the preferential rate applicable to qualified dividend income if the Group qualifies for the benefits of the income tax treaty between the United States and the United Kingdom and the Group is not a passive foreign investment company (a “PFIC”) as to the U.S. Holder in the year of distribution or the preceding year.
Dividends paid in a currency other than U.S. dollars will be included in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt, whether or not the currency is converted into U.S. dollars at that time. A U.S. Holder’s tax basis in the non-U.S. currency will equal the U.S. dollar amount included in income. Any gain or loss realized on a subsequent conversion or other disposition of the non-U.S. currency for a different U.S. dollar amount generally will be U.S. source ordinary income or loss. If dividends paid in a currency other than U.S. dollars are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.
Dividends received by certain non-corporate U.S. Holders generally will be includible in “net investment income” for purposes of the Medicare contribution tax.
Dispositions
Subject to the discussion below under “– Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize capital gain or loss on the sale or other disposition of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s adjusted tax basis in the disposed ordinary shares. Any gain or loss generally will be treated as arising from U.S. sources and will be long-term capital gain or loss if the U.S. Holder’s holding period exceeds one year. Deductions for capital loss are subject to significant limitations.
A U.S. Holder that receives a currency other than U.S. dollars on the sale or other disposition of ordinary shares will realize an amount equal to the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the ordinary shares are traded on an “established securities market” at the time of disposition, in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). A U.S. Holder that does not determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss if the U.S. dollar value of the currency received at the spot rate on the settlement date differs from the amount realized. A U.S. Holder will have a tax basis in the currency received equal to its U.S. dollar value at the spot rate on the settlement date. Any foreign currency gain or loss realized on the settlement date or on a subsequent conversion of the non-U.S. currency for a different U.S. dollar amount generally will be U.S. source ordinary income or loss.
Capital gains from the sale or other disposition of ordinary shares received by certain non-corporate U.S. Holders generally will be includible in “net investment income” for purposes of the Medicare contribution tax.
Passive Foreign Investment Company Rules
Based on the composition of the Group’s current gross assets and income and the manner in which the Group expects to operate its business in future years, the Group believes that it should not be classified as a PFIC for U.S. federal income tax purposes for the Group’s current taxable year and does not expect to be so classified in the foreseeable future. In general, a non-U.S. corporation will be a PFIC for any taxable year in which, taking into account a pro rata portion of the income and assets of 25% or more owned subsidiaries, either (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average quarterly value of its assets are assets that produce, or are held for the production of, passive income or which do not produce income. For this purpose, passive income generally includes, among other things and subject to various exceptions, interest, dividends, rents, royalties and gains from the disposition of assets that produce passive income. Whether the Group is a PFIC is a factual determination made annually, and the Group’s status could change depending among other things upon changes in the composition and relative value of its gross receipts and assets. Because the market value of the Group’s assets (including for this purpose goodwill) may be measured in large part by the market price of the ordinary shares, which is likely to fluctuate, no assurance can be given that the Group will not be a PFIC in the current year or in any future taxable year.
If the Group were a PFIC for any taxable year in which a U.S. Holder holds ordinary shares, such U.S. Holder would be subject to additional taxes on any excess distributions and any gain realized from the sale or other taxable disposition of ordinary shares (including certain pledges) regardless of whether the Group continues to be a PFIC. A U.S. Holder will have an excess distribution to the extent that distributions on ordinary shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period). To compute the tax on excess distributions or any gain, (i) the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period, (ii) the amount allocated to the current taxable year and any year before the Group became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.
A U.S. Holder may be able to avoid some of the adverse impacts of the PFIC rules described above by electing to mark ordinary shares to market annually. The election is available only if the ordinary shares are considered “marketable stock,” which generally includes stock that is regularly traded in more than de minimis quantities on a qualifying exchange (which includes Nasdaq). If a U.S. Holder makes the mark-to-market election, any gain from marking Shares to market or from disposing of them would be ordinary income. Any loss from marking ordinary shares to market would be recognized only to the extent of unreversed gains previously included in income. Loss from marking ordinary shares to market would be ordinary, but loss on disposing of them would be capital loss except to the extent of mark-to-market gains previously included in income. No assurance can be given that the ordinary shares will be traded in sufficient frequency and quantity to be considered “marketable stock.” A valid mark-to-market election cannot be revoked without the consent of the IRS unless the ordinary shares cease to be marketable stock.
U.S. Holders should consult their own tax advisors concerning the Group’s possible PFIC status and the consequences to them if the Group were classified as a PFIC for any taxable year.
Information Reporting and Backup Withholding
Dividends on and proceeds from the sale or other disposition of ordinary shares may be reported to the IRS unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting. Any amount withheld may be credited against the holder’s U.S. federal income tax liability subject to certain rules and limitations. U.S. Holders should consult with their own tax advisers regarding the application of the U.S. information reporting and backup withholding rules.
Certain non-corporate U.S. Holders are required to report information with respect to ordinary shares not held through an account with a domestic financial institution to the IRS. U.S. Holders that fail to report required information could become subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors about these and any other reporting obligations arising from their investment in ordinary shares.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR U.S. HOLDER. EACH U.S. HOLDER OF ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF ORDINARY SHARES IN LIGHT OF THE U.S. HOLDER’S OWN CIRCUMSTANCES.
Taxation in the United Kingdom
The following statements are intended only as a general guide to certain UK tax considerations and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding or disposing of the ordinary shares. They are based on current UK law and what is understood to be the current practice of HM Revenue and Customs (“HMRC”) as at the date of this annual report, both of which may change, possibly with retroactive effect. They apply only to shareholders who are resident, and in the case of individuals domiciled, for tax purposes in (and only in) the UK (except insofar as express reference is made to the treatment of non-UK residents), who hold their ordinary shares as an investment (other than where a tax exemption applies, for example where the ordinary shares are held in an individual savings account or pension arrangement) and who are the absolute beneficial owner of both the ordinary shares and any dividends paid on them. The tax position of certain categories of shareholders who are subject to special rules is not considered (except insofar as express reference is made to the treatment of exempt shareholders) and it should be noted that they may incur liabilities to UK tax on a different basis to that described below. This includes persons acquiring their ordinary shares in connection with employment, dealers in securities, insurance companies, collective investment schemes, charities, exempt pension funds, and temporary non-residents and non-residents carrying on a trade, profession or vocation in the UK.
The statements summarize the current position and are intended as a general guide only. Shareholders who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the UK are strongly recommended to consult their own professional advisers.
Income from Ordinary Shares
Indivior is not required to withhold UK tax when paying a dividend. Liability to tax on dividends will depend upon the individual circumstances of a shareholder.

UK Resident Individual Shareholders
Under current UK tax rules specific rates of tax apply to dividend income. These include (i) a nil rate of tax (the “dividend allowance”) for the first £2,000 of non-exempt dividend income in any tax year (reducing to £1,000 from April 6, 2023 and to £500 from April 6, 2024), and (ii) different rates of tax for dividend income that exceeds the dividend allowance. No tax credit attaches to dividend income. For these purposes “dividend income” includes UK and non-UK source dividends and certain other distributions in respect of shares.
An individual shareholder who is resident for tax purposes in the United Kingdom and who receives a dividend from Indivior will not be liable to UK tax on the dividend to the extent that (taking account of any other non-exempt dividend income received by the shareholder in the same tax year) that dividend falls within the dividend allowance.
To the extent that (taking account of any other non-exempt dividend income received by the shareholder in the same tax year) the dividend exceeds the dividend allowance, it will be subject to income tax at 8.75% to the extent that it falls below the threshold for higher rate income tax. To the extent that (taking account of other non-exempt dividend income received by the shareholder in the same tax year) it falls above the threshold for higher rate income tax then the dividend will be taxed at 33.75% to the extent that it is within the higher rate band, or 39.35% to the extent that it is within the additional rate band. For the purposes of determining which of the taxable bands dividend income falls into, dividend income is treated as the highest part of a shareholder’s income. In addition, dividends within the dividend allowance which would (if there was no dividend allowance) have fallen within the basic or higher rate bands will use up those bands respectively for the purposes of determining whether the threshold for higher rate or additional rate income tax is exceeded.
UK Resident Corporate Shareholders
It is likely that most dividends paid on the ordinary shares to UK resident corporate shareholders would fall within one or more of the classes of dividend qualifying for exemption from corporation tax. However, it should be noted that the exemptions are not comprehensive and are also subject to anti-avoidance rules.
UK Resident Exempt Shareholders
UK resident shareholders who are not liable to UK tax on dividends, including exempt pension funds and charities, are not entitled to any tax credit in respect of dividends paid by the Group.
Non-UK Resident Shareholders
No tax credit will attach to any dividend paid by Indivior. A shareholder resident outside the UK may also be subject to non-UK taxation on dividend income under local law. A shareholder who is resident outside the UK for tax purposes should consult his or her own tax adviser concerning his or her tax position on dividends received from the Group.
Disposal of Shares
UK Resident Shareholders
A disposal or deemed disposal of ordinary shares by a shareholder who is resident in the UK for tax purposes may, depending upon the shareholder’s circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals), give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains.

Non-UK Resident Shareholders
Shareholders who are not resident in the UK will not generally be subject to UK taxation of capital gains on the disposal or deemed disposal of ordinary shares unless they are carrying on a trade, profession or vocation in the UK through a branch or agency (or, in the case of a corporate shareholder, a permanent establishment) in connection with which the ordinary shares are used, held or acquired. Non-UK tax resident shareholders may be subject to non-UK taxation on any gain under local law.
An individual shareholder who has been resident for tax purposes in the UK but who ceases to be so resident or becomes treated as resident outside the UK for the purposes of a double tax treaty for a period of five years or less and who disposes of all or part of his or her ordinary shares during that period may be liable to capital gains tax on his or her return to the UK, subject to any available exemptions or reliefs.
Stamp Duty and Stamp Duty Reserve Tax
No UK stamp duty will be payable in respect of transfers of the ordinary shares, provided that no written instrument of transfer is entered into (which should not be necessary, while the ordinary shares are held within the DTC clearance system).
While the ordinary shares are held within the DTC clearance system (and provided the DTC satisfies various conditions specified in UK legislation), agreements to transfer such shares should not be subject to stamp duty reserve tax (“SDRT”). The Group has received HMRC clearance confirming that agreements to transfer ordinary shares which are held by way of DIs which will represent ordinary shares held within the DTC clearance system (see “Item 9. The Offer and Listing—A. Offer and Listing Details,” for a description of the DIs) will not be subject to UK SDRT.
Transfers of, or agreements to transfer, ordinary shares from the DTC clearance system into another clearance system (or into a depositary receipt system) should not, provided that the other clearance system or depositary receipt system satisfies various conditions specified in UK legislation, be subject to UK stamp duty or SDRT.
In the event that ordinary shares are not held in the DTC clearance system (or such ordinary shares have left the DTC clearance system, other than into another clearance system or depositary receipt system), and are to be subsequently transferred (or transferred back) into the DTC clearance system, such ordinary shares will not be transferred (or transferred back) into the DTC clearance system until the transferor of the ordinary shares has first transferred the ordinary shares to a depositary specified by us so that stamp duty (and/or SDRT) may be collected and paid to HMRC in connection with such transfer to the depositary. We have put in place arrangements such that prior to being transferred (or transferred back) into the DTC clearance system, ordinary shares must be transferred to GTU Ops Inc. (as depositary nominee for Computershare Trust Company N.A. (acting in its capacity as depositary)) or to such other relevant depositary and depositary nominee entities within the Computershare group as may be specified by Computershare. Before effecting the transfer of the ordinary shares to the relevant depositary nominee (as nominee for the relevant depositary), for onward transfer into the DTC clearance system, the transferor will be required to provide Computershare Trust Company N.A. (acting in its capacity as transfer agent) (the “Transfer Agent”) with the funds necessary to settle any stamp duty (and/or SDRT) in respect of such transfer of ordinary shares, which would generally be charged at the rate of 1.5% of the value of the ordinary shares. Once the Transfer Agent has been provided with the necessary funds, all stamp tax obligations have been complied with by the relevant transferor and/or the Transfer Agent and the transfer of the ordinary shares from the transferor to the relevant depositary nominee (as nominee for the relevant depositary) has been effected, the relevant depositary will then issue depositary receipts in respect of the ordinary shares on a one for one basis. On instruction by, or on behalf of, the relevant transferor, the relevant depositary will then cancel the depositary receipts representing the ordinary shares and instruct the relevant depositary nominee to transfer the ordinary shares into the DTC clearance system.

If the ordinary shares were transferred by way of written instrument, then UK stamp duty at the rate of 0.5% (rounded up to the next multiple of £5) of the amount or value of the consideration given would generally be payable on the written instrument transferring the ordinary shares. Other than in the circumstances described above for ordinary shares held in (or transferred to) the DTC clearance system (including ordinary shares that are held by way of DIs), a charge to SDRT will also arise on an unconditional agreement to transfer shares (at the rate of 0.5% of the amount or value of the consideration payable). However, if within six years of the date of the agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement, and stamp duty is paid on that instrument, any SDRT already paid will be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made, and any outstanding liability to SDRT will be canceled. The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee. An exemption from stamp duty is available on an instrument transferring shares where the amount or value of the consideration is £1,000 or less, and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000.
Inheritance Tax
Liability to UK inheritance tax may arise in respect of ordinary shares on the death of, or on a gift of ordinary shares by, an individual holder of such ordinary shares who is domiciled, or deemed to be domiciled, in the UK.
The ordinary shares, if held directly, rather than as DIs, will be assets situated in the UK for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax even if the holder is neither domiciled in the UK nor deemed to be domiciled there under certain rules relating to long residence or previous domicile.
Further, DIs may be treated as assets situated in the UK for the purposes of UK inheritance tax. Accordingly, the death of a holder of DIs or a gift of DIs by a holder may give rise to a liability to UK inheritance tax, even if the holder is neither domiciled nor deemed to be domiciled in the UK.
For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements who hold ordinary shares, bringing them within the charge to inheritance tax. Shareholders should consult an appropriate tax adviser if they make a gift or transfer at less than full market value or if they intend to hold any ordinary shares or DIs through trust arrangements.
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
The Group is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers, and under those requirements will file reports with the SEC. The SEC maintains a website at http://www.sec.gov from which certain filings may be accessed. We also make our electronic filings with the SEC available at no cost on the Group’s Investor Relations website, www.Indivior.com/en/Investors, as soon as reasonably practicable after we file such material with, or furnish it to, the SEC.
As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, for so long as we are listed on a U.S. exchange and are registered with the SEC, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will furnish to the SEC, on a Form 6-K, all financial statements and other information required to be furnished on Form 6-K.
We also provide information with respect to our Board of Directors, Executive Officers, and corporate governance policies and principles on our Investor Relations website, www.indivior.com/en/investors. Specifically, the Group makes available on its website, under the headings "About Us — Corporate Governance" (i) its codes of conduct or ethics for the Board, senior financial officers, and employees, and (ii) the terms of reference (committee charters) of the Group’s board committees. If the Group makes changes in, or provides waivers from, the provisions of any of its codes of ethics that the SEC requires it to disclose, the Group intends to disclose these events in the "Corporate Governance" section of its Investor Relations website.
I.Subsidiary Information
Not applicable.
J.     Annual Report to Security Holders
The registrant will file an annual report to security holders under UK law and promptly thereafter will furnish such report on Form 6-K via EDGAR.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
a. Quantitative Information about Market Risk
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, cash flow and interest rate risk), credit risk and liquidity risk. Further information can be found under Note 15 “Financial Instruments and Risk Management” included in “Item 18. Financial Statements—Audited Consolidated Financial Statements.”
b. Qualitative Information about Market Risk
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, cash flow and interest rate risk), credit risk and liquidity risk. Further information can be found under Note 15 “Financial Instruments and Risk Management” included in “Item 18. Financial Statements—Audited Consolidated Financial Statements.”
ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
Not applicable.

PART II
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15: CONTROLS AND PROCEDURES
Management’s Report on Internal Control over Financial Reporting and Evaluation of Disclosure Controls and Procedures
Disclosure Controls and Procedures and Changes in Internal Control over Financial Reporting
As of the end of the period covered by this report, the management of the Company, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the Company’s disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective.
Management’s Annual Report on Internal Control over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [Reserved]
ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT
SEC rules and regulations and Nasdaq listing standards require that the Audit & Risk Committee be comprised of at least three members who are all independent and possess requisite financial literacy, including at least one member who qualifies as an “audit committee financial expert.” The members of our Audit & Risk Committee are Juliet Thompson (Chair), Joanna Le Couilliard, Barbara Ryan, and Mark Stejbach. Our Board has determined that each member is independent within the meaning of SEC rules and regulations and Nasdaq listing standards and possesses the required level of financial literacy as required by Nasdaq. Our Board has determined that each of Ms. Thompson and Ms. Le Couilliard qualify as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirement of Nasdaq.
ITEM 16B: CODE OF ETHICS
We have adopted (i) a Global Code of Conduct that applies to all of our employees, officers and directors, a copy of which is on our website at https://www.indivior.com/en/about-us/corporate-governance/global-conduct-policies; and (ii) a Code of Ethics for Senior Financial Officers that applies to our principal executive officer, principal financial officer, and principal accounting officer, a copy of which is on our website at https://www.indivior.com/admin/resources/dam/id/1114/2_SFO_Code_of_Ethics.pdf. Any amendments to or waivers of the Global Code of Conduct or the Code of Ethics for Senior Financial Officers that require disclosure under applicable law or listing standards will be disclosed on our website at www.indivior.com. We undertake to provide a copy to any person, without charge, upon written request to Company Secretary, Indivior PLC, 10710 Midlothian Turnpike, Suite 125, North Chesterfield, Virginia 23235.
ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers LLP (U.K.) has been our statutory auditor for the Group since incorporation.
PricewaterhouseCoopers LLP (U.S.) has audited our financial statements for the periods ended December 31, 2023, 2022, 2021, and 2020. PricewaterhouseCoopers LLP (U.S.) is an independent registered public accounting firm, registered with the Public Company Accounting Oversight Board (United States). For more information on our auditors, see “Item 10. Additional Information—G. Statements by Experts.”
Fees to Independent Registered Public Accounting Firm
The following table shows the aggregate fees incurred by the Company for professional services by PricewaterhouseCoopers LLP (U.S.) and PricewaterhouseCoopers (U.K.)(collectively, “PwC”) for fiscal years 2023 and 2022:

	2023 ($ million)	2022 ($ million)
Audit Fees	5.2	3.6
Audit-Related Fees	0.8	2.8
Tax Fees	—	—
All Other Fees	—	—
Total	6.0	6.4
Audit Fees. This category includes fees billed or expected to be billed for professional services for the integrated audits of our consolidated financial statements, including the audit of the effectiveness of internal control over financial reporting. This category also includes reviews of our quarterly reports on Form 10-Q, statutory audits or other financial statement audits of subsidiaries, and comfort letters and consents related to SEC registration statements.
Audit-Related Fees. This category includes fees billed or expected to be billed for assurance and other services that are reasonably related to the performance of the audits of our consolidated financial statements and effectiveness of internal control over financial reporting that are not reported under the audit fees category above. These services consist of service organization control reports, other audit and attest services, services provided in connection with certain agreed upon procedures and other attestation reports, financial accounting, reporting and compliance matters, and risk and internal control reviews.
Tax Fees. This category includes fees billed or expected to be billed for tax-related services, including tax compliance, tax planning, and tax advice.
All Other Fees. This category includes fees billed or expected to be billed for non-audit services and subscription-based services, including software licenses, benchmarking services, training, and other advisory services.
The Audit & Risk Committee considered the non-audit services performed by, and fees paid to, PwC in 2023 and determined that such services and fees are compatible with the independence of PwC.
Audit & Risk Committee Pre-Approval Policy

Under the terms of its charter, the Audit & Risk Committee must pre-approve all services (including the fees and terms of such services) to be performed for us by our independent registered public accounting firm, except the Committee Chair may approve services costing less than $250,000 and the Chief Financial Officer may approve fees less than $50,000 for engagements that have already been pre-approved by the Committee.
The Audit & Risk Committee may form and delegate authority to subcommittees consisting of three or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, as long as the decisions of such subcommittee(s) to grant pre-approvals are presented to the full Audit & Risk Committee at its next scheduled meeting. In 2023 and 2022, all of the services provided by our independent registered public accounting firm were reviewed and approved by the Audit & Risk Committee.
ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of shares purchased	(b) Average price paid per share(3)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
Jan. 1 to Jan. 31(1)	236,563	$23.33647	236,563	6,422,245
Feb. 1 to Feb. 28(1)	247,799	$22.00446	247,799	6,174,446
Mar. 1 to March 31	0	0	0	0
April 1 to April 30	0	0	0	0
May 1 to May 31	0	0	0	0
June 1 to June 30	0	0	0	0
July 1 to July 31	0	0	0	0
Aug. 1 to Aug. 31	0	0	0	0
Sept. 1 to Sept. 30	0	0	0	0
Oct. 1 to Oct. 31	0	0	0	0
Nov. 1 to Nov. 30(2)	485,161	$16.47559	485,161	13,146,343
Dec. 1 to Dec. 31(2)	927,655	$15.10399	927,655	12,218,688
______________
(1)Pursuant to that second share repurchase program announced May 3, 2022, for an aggregate purchase price up to no more than $100 million or 7,939,722 of ordinary shares, which program concluded on February 28, 2023.
(2)Pursuant to that third share repurchase program announced November 17, 2023, for an aggregate purchase price up to no more than $100 million or 13,631,504 of ordinary shares, which program is expected to end no later than August 30, 2024.
(3)The average price paid per share on the London Stock Exchange was translated to U.S. dollars using the average exchange rate for the noted periods as follows: Jan. 1 to Jan. 31 (GB£1:U.S.$1.2067), Feb. 1 to Feb. 28 (GB£1:U.S.$1.2387), Nov. 1 to Nov. 30 (GB£1:U.S.$1.2586), and Dec. 1 to Dec. 31 (GB£1:U.S.$1.2646).

ITEM 16F: CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT
The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in “Item 16F. Change in Registrant’s Certifying Accountant” of our registration statement on Form 20-F initially filed with the SEC on May 23, 2023.
ITEM 16G: CORPORATE GOVERNANCE
As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under Nasdaq’s rules for domestic U.S. issuers, provided that we disclose which requirements we are not following and describe the equivalent home country requirement. However, notwithstanding our ability to follow the corporate governance practices of our home country, the United Kingdom, in most cases we have elected to adhere to the corporate governance rules of Nasdaq applicable to U.S. domestic registrants that are not “controlled” companies. The corporate governance practice that we follow in lieu of Nasdaq’s corporate governance rules is as follows:
•In lieu of the requirement to comply with Rule 5605(e)(1), which requires that director nominees be selected, or recommended for the board’s selection, by either independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate or a nominations committee comprised solely of independent directors, our Nomination Committee (which is responsible for director nominations) consists of eight directors, one of whom we do not consider to be an independent non-executive director for the purposes of the 2018 UK Corporate Governance Code and as a result, might not be considered independent under Nasdaq rules. The 2018 UK Corporate Governance Code, which sets out standards of good practice (as opposed to mandatory requirements) for companies with a UK Premium Listing (such as Indivior) on, inter alia, board and board committee composition, provides that the board of such companies should establish a nominations committee to lead the process for appointments and that the majority of the members of the nominations committee should be independent non-executive directors.
See also “Item 10. Additional Information—B. Memorandum and Articles of Association” for a discussion of some differences in corporate law between England and the State of Delaware.
ITEM 16H: MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J: INSIDER TRADING POLICIES
The Group has adopted a Group-Wide Dealing Policy and a Dealing Code that governs the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the registrant. The Dealing Code also prohibits the pledging and hedging of Company securities.
ITEM 16K: CYBERSECURITY
Risk management and strategy
The Group recognizes the increasing sophistication of cyber threats, including phishing, malware attacks, and ransomware, affecting industries worldwide. Because we collect, store and transmit confidential information, including intellectual property, proprietary business information, and personal information in the ordinary course of our business, we are often the subject of various cyber-attacks. We may also be targeted by organized crime because of the nature of our products. Therefore, the Group has a number of processes for assessing, identifying, and managing material risks from cybersecurity threats as outlined below. In particular, the Group’s cybersecurity risk management and strategy efforts encompass various measures, including:
a.Risk Assessment Framework: The Group endeavors to assess cyber risks in an ever-evolving cybersecurity threat landscape and seeks to grow the maturity of its infrastructure to defend against these ever-evolving cybersecurity threats. The Group uses a risk assessment framework as part of its risk management process related to cybersecurity, which includes the evaluation of potential vulnerabilities, threats, and impacts on the organization's information systems and data. This includes assessing the likelihood and potential consequences of identified cyber risks and threats to the enterprise.
b.Business Operating Standards: The Group has established business operating standards, monitoring processes, and a business resilience program to support the continuity of operations in the face of potential disruptions.
c.IT Strategy and Governance: The Group maintains IT strategies, governance frameworks, policies, processes, and disaster recovery plans which are aligned with overall business continuity objectives.

d.Incident Response Plan: The Group maintains an incident response plan that outlines specific steps to be taken in the event of a cybersecurity incident. This plan includes procedures for containing the incident, mitigating its impact, and recovering affected systems and data.
e.Security Measures: The Group deploys a large number of processes and tools to attempt to secure its systems and protect sensitive data. These include the use of a virtual private network and a security information and event management (SIEM) system. Indivior’s information security program is aligned with the NIST 800-53 CSF framework.
f.Employee Training and Awareness: The Group actively works to promote a culture of security awareness including by investing in ongoing employee training and awareness programs. The Group conducts security exercises and proves training modules that cover topics like recognizing phishing attempts and maintaining strong password practices.
g.Third-Party Risk Management: We also use a number of third-party vendors who have or could have access to our confidential information. The Group has established processes to evaluate and manage cybersecurity threats associated with certain third-party service providers. The Group continues to expand its third-party risk review processes for new and existing, critical third-party service providers.
h.Regular Audits and Assessments: Periodic internal and external audits and assessments are conducted periodically to evaluate the effectiveness of the cybersecurity measures in place. These audits help in identifying areas for improvement and compliance with industry standards and regulations.
i.Incident Simulations: The Group conducts periodic incident simulation exercises to test the effectiveness of its incident response plans and the readiness of personnel to contain, remediate and minimize the impact in the event of a cybersecurity incident. These exercises help in refining response strategies and improving preparedness.
j.Use of Experts: From time to time, the Group engages a variety of third parties with expertise in cybersecurity to conduct independent assessments and provide recommendations for enhancing its cybersecurity posture.
k.ERM Integration: The Group integrates the results of the Group’s cyber risk assessment into its Enterprise Risk Management process, which is designed to identify, assess, manage, report, and monitor risks and opportunities affecting the achievement of the Group's strategy and objectives.
Following a cybersecurity incident, and during its investigation and the formulation of a response, our processes also envision measures designed to contain and/or eradicate the incident and prevent further effects. Once it is determined that the incident has been resolved, we then work to establish appropriate controls (if applicable) to address similar future events and/or prevent another similar event from occurring in the future. To date, we have not experienced any previous cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.
Governance
The Audit & Risk Committee of the Board oversees the Group’s cybersecurity efforts. The Group's cybersecurity efforts are managed by the Chief Information Security Officer (“CISO”) who has over 20 years of experience as a security professional in the pharmaceutical industry.
The CISO reports directly to the Chief Information and Innovation Officer (“CIIO”), who has over 30 years of experience as an Information Technology (“IT”) professional including 15 years in leadership roles in the pharmaceutical, medical device and diagnostics industry, and was formerly Chief Information Officer and VP Global Supply Chain, Immucor, VP Global Information Services, Smith & Nephew, Sr. IT Director, Medtronic, and Sr. Manager, Deloitte Consulting.

The Audit & Risk Committee receives updates on an annual basis from the CIIO and CISO on the Group’s Cybersecurity strategy approach to IT and cybersecurity, including on the prevention, detection, mitigation, and remediation of cybersecurity incidents. The Audit & Risk Committee also receives briefings as necessary on cyber risks and current threats directly from external cybersecurity experts. The CISO oversees the Group’s governance programs, tests compliance with standards, works to remediate known risks, and leads our employee training program.
The CISO is informed and monitors the latest developments in cybersecurity, including potential threats and innovative risk management techniques. In the event of a cybersecurity incident, the CISO is equipped with a specific incident response plan. This plan includes immediate actions to mitigate the impact and long-term strategies for remediation and prevention of future incidents. As is necessary, the CISO and the CIIO, working at the direction of the Chief Legal Officer and outside counsel, inform the Audit & Risk Committee of any cybersecurity incidents and inform the Board directly of any material cybersecurity incidents. See also “Item 3.D Risk Factors—Business interruptions or breaches of data security could disrupt our product sales and delay the development of our product candidates.”

PART III
ITEM 17: FINANCIAL STATEMENTS
We have elected to furnish financial statements and related information specified in “Item 18.”
ITEM 18: FINANCIAL STATEMENTS
See the Financial Statements beginning on page F-2.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Indivior PLC
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Indivior PLC and its subsidiaries (the “Company”) as of December 31, 2023, 2022, and 2021, and the related consolidated statements of income, comprehensive income, changes in equity and cash flow for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022, and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Richmond, Virginia
March 6, 2024

We have served as the Company's auditor since 2022.

Consolidated Income Statement

For the year ended December 31 (in millions, except per share data)	Notes	2023	2022	2021
Net revenue	3	$1,093	$901	$791
Cost of sales		(186)	(159)	(127)
Gross profit		907	742	664
Selling, general and administrative expenses	4	(811)	(763)	(431)
Research and development expenses	4	(106)	(72)	(52)
Net other operating income	4	6	8	32
Operating (loss)/profit		(4)	(85)	213
Finance income		43	19	4
Finance expense		(38)	(29)	(27)
Net finance income/(expense)	6	5	(10)	(23)
Profit/(loss) before taxation		1	(95)	190
Income tax benefit	7	1	42	15
Net income/(loss)		$2	$(53)	$205

Earnings/(loss) per ordinary share*
Basic earnings/(loss) per share	8	$0.01	$(0.38)	$1.41
Diluted earnings/(loss) per share	8	$0.01	$(0.38)	$1.35
______________
*Basic and diluted earnings/(loss) per share reflect the impact of the Company’s share consolidation for all periods presented. Refer to Note 8 for further details.
Consolidated Statement of Comprehensive Income

For the year ended December 31 (in millions)	2023	2022	2021
Net income/(loss)	$2	$(53)	$205
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss in subsequent years:
Foreign currency translation adjustment, net	4	(19)	(7)
Other comprehensive income/(loss)	4	(19)	(7)
Total comprehensive income/(loss)	$6	$(72)	$198
The notes are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheets

As at December 31 (in millions)	Notes	2023	2022	2021
Assets
Non-current assets
Intangible assets	9	$237	$70	$82
Property, plant and equipment	10	84	54	58
Right-of-use assets	11	33	31	37
Deferred tax assets	7	268	219	105
Investments	12	41	98	—
Other assets	14	28	38	106
		691	510	388
Current assets
Inventories	13	142	114	95
Trade receivables	14	254	220	202
Other assets	14	457	27	32
Current tax receivable		—	5	13
Investments	12	94	119	—
Cash and cash equivalents	16	316	774	1,102
		1,263	1,259	1,444
Total assets		$1,954	$1,769	$1,832
Liabilities
Current liabilities
Borrowings	17	$(3)	$(3)	$(3)
Provisions	19	(407)	(303)	(5)
Other liabilities	19	(125)	(79)	(61)
Trade and other payables	22	(743)	(617)	(720)
Lease liabilities	11	(9)	(8)	(8)
Current tax liabilities		(18)	(9)	(7)
		(1,305)	(1,019)	(804)
Non-current liabilities
Borrowings	17	(236)	(237)	(239)
Provisions	19	(12)	(5)	(76)
Other liabilities	19	(367)	(428)	(474)
Lease liabilities	11	(34)	(29)	(36)
		(649)	(699)	(825)
Total liabilities		(1,954)	(1,718)	(1,629)
Net assets		—	51	203
Equity
Capital and reserves
Share capital	23	$68	$68	$70
Share premium		11	8	7
Capital redemption reserve	24	7	6	3
Other reserves	24	(1,295)	(1,295)	(1,295)
Foreign currency translation reserve	24	(35)	(39)	(20)
Retained earnings		1,244	1,303	1,438
Total equity		$—	$51	$203
The notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

(in millions)	Notes	Share capital	Share premium	Capital redemption reserve	Other reserves	Foreign currency translation reserve	Retained earnings	Total equity
Balance at January 1, 2021		$73	$6	$—	$(1,295)	$(13)	$1,311	$82
Comprehensive income
Net income		—	—	—	—	—	205	205
Other comprehensive loss		—	—	—	—	(7)	—	(7)
Total comprehensive income		—	—	—	—	(7)	205	198
Transactions recognized directly in equity
Shares issued	23	—	1	—	—	—	—	1
Share-based plans	25	—	—	—	—	—	11	11
Settlement of tax on equity awards	23	—	—	—	—	—	(1)	(1)
Shares repurchased and canceled	23	(3)	—	3	—	—	(101)	(101)
Taxation on share-based plans	7	—	—	—	—	—	13	13
Transactions recognized directly in equity		(3)	1	3	—	—	(78)	(77)
Balance at December 31, 2021		$70	$7	$3	$(1,295)	$(20)	$1,438	$203

Balance at January 1, 2022		$70	$7	$3	$(1,295)	$(20)	$1,438	$203
Comprehensive loss
Net loss		—	—	—	—	—	(53)	(53)
Other comprehensive loss		—	—	—	—	(19)	—	(19)
Total comprehensive loss		—	—	—	—	(19)	(53)	(72)
Transactions recognized directly in equity
Shares issued	23	1	1	—	—	—	—	2
Share-based plans	25	—	—	—	—	—	16	16
Settlement of tax on equity awards	23	—	—	—	—	—	(10)	(10)
Shares repurchased and canceled	23	(3)	—	3	—	—	(90)	(90)
Transfer to share repurchase liability	19	—	—	—	—	—	(9)	(9)
Taxation on share-based plans	7	—	—	—	—	—	11	11
Transactions recognized directly in equity		(2)	1	3	—	—	(82)	(80)
Balance at December 31, 2022		$68	$8	$6	$(1,295)	$(39)	$1,303	$51

Balance at January 1, 2023		$68	$8	$6	$(1,295)	$(39)	$1,303	$51
Comprehensive income
Net income		—	—	—	—	—	2	2
Other comprehensive income		—	—	—	—	4	—	4
Total comprehensive income		—	—	—	—	4	2	6
Transactions recognized directly in equity
Shares issued	23	1	3	—	—	—	—	4
Share-based plans	25	—	—	—	—	—	22	22
Settlement of tax on equity awards	23	—	—	—	—	—	(22)	(22)
Shares repurchased and canceled	23	(1)	—	1	—	—	(33)	(33)
Transfer to share repurchase liability	19	—	—	—	—	—	(23)	(23)
Transfer from share repurchase liability	19	—	—	—	—	—	9	9
Taxation on share-based plans	7	—	—	—	—	—	(14)	(14)
Total transactions recognized directly in equity		—	3	1	—	—	(61)	(57)
Balance at December 31, 2023		$68	$11	$7	$(1,295)	$(35)	$1,244	$—
The notes are an integral part of these Consolidated Financial Statements.

Consolidated Cash Flow Statements

For the twelve months ended December 31	Notes	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Operating (loss)/profit		$(4)	$(85)	$213
Depreciation and amortization of property, plant and equipment and intangible assets	9, 10	19	13	15
Depreciation of right-of-use assets	11	9	8	7
Gain on disposal of intangible assets	9	—	(1)	(20)
Share-based payments expense for the year	25	22	16	11
Impact from foreign exchange movements		(11)	(3)	(3)
Settlement of tax on employee awards	23	(22)	(10)	(1)
Increase in trade receivables		(33)	(21)	(25)
(Increase)/decrease in current and non-current other assets		(415)	72	16
Increase in inventories		(21)	(25)	(3)
Increase/(decrease) in trade and other payables		115	(98)	201
Increase/(decrease) in provisions and other liabilities[1]		49	197	(16)
Cash (used in)/provided by operations		(292)	63	395
Interest paid		(32)	(24)	(18)
Interest received		42	15	1
Tax refunds		19	—	31
Taxes paid		(52)	(57)	(48)
Transaction costs related to debt refinancing	17	—	(1)	(8)
Net cash (outflow)/inflow from operating activities		$(315)	$(4)	$353

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of assets, net of cash acquired	27	(124)	—	—
Acquisition of business	28	(5)	—	—
Purchase of property, plant and equipment	10	(8)	(5)	(4)
Purchase of investments	12	(45)	(245)	—
Maturity of investments	12	129	27	—
Purchase of intangible asset	9	(45)	(1)	(30)
Proceeds from disposal of intangible assets	9	—	1	20
Net cash outflow from investing activities		$(98)	$(223)	$(14)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	17	—	—	250
Repayment of borrowings	17	(12)	(3)	(236)
Principal elements of lease payments	11	(8)	(9)	(8)
Lease incentive received	11	3	—	—
Shares repurchased and canceled	23	(33)	(90)	(101)
Proceeds from the issuance of ordinary shares	23	4	2	1
Net cash outflow from financing activities		$(46)	$(100)	$(94)

Exchange difference on cash and cash equivalents		1	(1)	(1)
Net (decrease)/increase in cash and cash equivalents		(458)	(328)	244
Cash and cash equivalents at beginning of the period	16	774	1,102	858
Cash and cash equivalents at end of the period		$316	$774	$1,102
__________________
(1)Changes in the line item provisions and other liabilities for 2023 include litigation settlement payments totaling $195m (2022: $108m; 2021: $19m) and excludes $29m in 2023 non-cash assumption of provisions in the acquisition of a business. Refer to Note 19.
The notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. GENERAL INFORMATION
Indivior PLC (the “Company”) and its subsidiaries (together, “Indivior” or the “Group”) are predominantly engaged in the development, manufacture and sale of buprenorphine-based prescription drugs for the treatment of opioid dependence, and co-occurring disorders (the “Indivior Business”).
The Company is a public limited company incorporated and domiciled in England, United Kingdom on September 26, 2014, and is the holding company for the Group. The address of the registered office and company number are 234 Bath Road, Slough, Berkshire, SL1 4EE, U.K. and 09237894, respectively.
Indivior PLC is the ultimate holding company of the Group. The following table sets out details of the Group’s significant subsidiaries:

Name	Country of incorporation or registration	Proportion of Ownership Interest
Indivior Finance (2014) LLC	U.S.	100%
Indivior Finance S.àr.l	Luxembourg	100%
Indivior Inc.	U.S.	100%
Indivior Jersey Finance LLC	U.S.*	100%
Indivior Jersey Finance (2021) Limited	Jersey	100%
Indivior Treatment Services, Inc.	U.S.	100%
Indivior UK Finance No 1 Limited	England and Wales	100%
Indivior UK Finance No 2 Limited	England and Wales	100%
Indivior UK Finance No 3 Limited	England and Wales	100%
Indivior UK Limited	England and Wales	100%
Indivior US Holdings Inc.	U.S.	100%
RBP Global Holdings Limited	England & Wales	100%
* Indivior Jersey Finance LLC is registered in the U.S. state of Delaware, but also has a principal place of business in Jersey.

The principal accounting policies adopted in the preparation of these financial statements are set out below. Unless otherwise stated, these policies have been consistently applied to all years presented.
2. BASIS OF PREPARATION AND ACCOUNTING POLICIES
The annual financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements are presented in U.S. dollars ($) and are prepared on a historical cost basis except where otherwise stated. Amounts denoted in “m” represent millions and “k” represent thousands. The financial statements were approved by the Board of Directors on March 5, 2024.
Adoption of new and revised standards
The following new IFRS standards have been adopted by the Group from January 1, 2023:
International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12
In December 2021, the Organisation for Economic Co-Operation and Development ("OECD") released the Global Anti-Base Erosion (Pillar Two) model rules, which provide a framework for the introduction of a global minimum effective tax rate of 15%, applicable to large multinational groups. In May 2023, the International Accounting Standards Board issued ‘International Tax Reform—Pillar Two Model Rules, Amendments to IAS 12’. The amendments mandate a temporary exception to the accounting for deferred taxes arising from Pillar Two tax legislation and introduce additional disclosure requirements for affected entities. The Group has applied this IAS 12 amendment; refer to Note 7 for details.
IFRS 17 Insurance Contracts
IFRS 17 was issued in May 2017 as a replacement for IFRS 4 Insurance Contracts and applies to annual reporting periods beginning on or after January 1, 2023. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The Group has assessed its contractual arrangements considering the requirements of IFRS 17 and determined that all significant contracts with insurance-like features such as leases and parent-subsidiary guarantees are excluded from the scope of the standard. Accordingly, IFRS 17 did not impact the consolidated financial statements.
New accounting standards issued but not yet effective
Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.
Going concern assessment
The Directors have considered the Company’s and the Group’s financial plan, in particular with reference to the period to June 2025 (the going concern period).
The Directors have assessed the Group’s ability to maintain sufficient liquidity to fund its operations, fulfill financial and compliance obligations as set out in Note 19, and comply with the minimum liquidity covenant in the Group’s term loan for the going concern period. A base case model was produced reflecting:
•Board reviewed financial plans for the period; and
•settlement of liabilities and provisions in line with contractual terms, which are expected to be fully approved by the courts as agreed.
The Directors also assessed a “severe but plausible” downside scenario which included the following key changes to the base case within the going concern period:
•the risk that SUBLOCADE will not meet revenue growth expectations in the U.S. by modeling a 10% decline on forecasts;
•an accelerated decline in U.S. SUBOXONE film sales to generic analogues; and
•a further decline in rest of the world sublingual product net revenue.
Under both the base case and the downside scenario, sufficient liquidity exists and is generated from operations such that all business and covenant requirements are met for the going concern period. As a result of the analysis described above, the Directors reasonably expect the Group to have adequate resources to continue in operational existence for at least one year from the approval of these financial statements and therefore consider the going concern basis to be appropriate for the accounting and preparation of these financial statements.
Basis of consolidation
The consolidated financial statements include the results of the Company and its subsidiaries. Subsidiaries are those investees, including structured entities, the Group controls because the Group (i) has power to direct the relevant activities of the investees that significantly affect their returns, (ii) has exposure, or rights, to variable returns from its involvement with the investees, and (iii) has the ability to use its power over the investees to affect its returns. Subsidiaries are consolidated from the date on which control is transferred to the Group (acquisition date) and are deconsolidated from the date on which control ceases. Intra-Group transactions, outstanding balances payable or receivable and unrealized income and expense on transactions between Group entities have been eliminated on consolidation. All subsidiaries have year ends which are co-terminous with the Company’s. For IFRS reporting, subsidiaries’ accounting policies are consistent with the policies adopted by the Group.
Accounting policies
Foreign currency translation
The financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (the functional currency), which is generally the local currency with the exception of treasury and holding companies where the functional currency is the U.S. dollar. The Group’s presentation currency is the U.S. dollar.
Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the remeasurement of monetary assets and liabilities denominated in foreign currencies are recognized within SG&A in the consolidated income statement.
The exchange rates used for the translation of currencies into U.S. dollars that have the most significant impact on the Group’s results were:

	2023	2022	2021
GBP year-end exchange rate	1.2731	1.2083	1.3532
GBP average exchange rate	1.2435	1.2386	1.3763
EUR year-end exchange rate	1.1037	1.0698	1.1378
EUR average exchange rate	1.0814	1.0545	1.1840
The financial statements of subsidiaries with different functional currencies are translated into U.S. dollars on the following basis:
•Assets and liabilities at the year-end rate.
•Profit and loss account items at the weighted average exchange rate for the year.
Exchange differences arising from translation of retained earnings and the net investment in foreign entities are recognized in the statement of comprehensive income on consolidation.
Revenue
Net revenue is generated from sales of pharmaceutical products, net of accruals for returns, discounts, incentives and rebates (“allowances”). Direct customers are often wholesalers, specialty pharmacies and specialty distributors of pharmaceutical products; indirect customers are often government-sponsored programs or commercial insurers with whom the Group has separate pricing and formulary agreements.
Net revenue is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over pharmaceutical products to the direct customer, substantially all of which is upon receipt of the products by the customer, and therefore all revenue is recognized at a “point in time.” The amount of net revenue recognized is based on the consideration expected in exchange for pharmaceutical products, including reductions in revenue for rebates expected to be paid to indirect customers. The consideration Indivior receives may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal will not occur. The Group has no material contracts with more than one performance obligation.
Management is required to determine the net transaction price in respect of each of its contracts with direct and indirect customers. In making such judgment, management assesses the impact of any variable consideration in the contract due to allowances. These are estimated and recognized in the period in which the underlying performance obligation is fulfilled as a reduction of net revenue.
The following are the Group’s significant categories of allowances:
•Government and commercial rebates
The Group records accruals for rebates for governmental programs as a reduction of sales when the product is sold into the distribution channel. The Group pays rebates to individual U.S. states for all eligible units purchased under the Medicaid Drug Rebate Program in the United States ("Medicaid") based on a “per unit rebate” calculation, which is based on the Group’s average manufacturer prices and applicable supplemental agreements.
Management estimates expected unit sales under Medicaid and adjusts its rebate accrual based on actual unit, per unit rebate amounts and changes in trends in Medicaid utilization.
Commercial rebates include amounts payable to payers and healthcare providers under contractual arrangements and may vary by product.
Government and commercial rebates are estimated using contracted rates, historical and estimated payer mix, historical utilization trends and payment processing time lag. Additionally, in developing estimates, management considers statutory rebate requirements, estimated patient mix, known market events or trends, channel inventory data obtained from third parties and other pertinent internal or external information. Management assesses and updates estimates each reporting period to reflect billing trends and other current information.
•Chargebacks
Chargebacks relate to discounts that occur when contracted indirect customers purchase directly from wholesalers and specialty distributors at a contracted price. The wholesaler or specialty distributor, in turn, then generally charges back to the Group the difference between the wholesale acquisition cost and the contracted price paid to the wholesaler or specialty distributor by the customer.
Management estimates the accrual for these chargebacks based on historical and expected utilization of these programs.
•Allowance for sales returns
Returns are generally made if the product is damaged, defective or otherwise cannot be used by the customer. In the United States, the Group typically permit returns six months prior to and up to twelve months after the product expiration date. Outside the United States, returns are only allowed in certain countries on a limited basis.
Accruals for product returns are estimated based primarily on analysis of the Group’s historical product return patterns, expected future returns, and contractual agreement terms. Estimated returns are accrued in the period the related revenue is recognized.
•Sales discounts
Wholesalers, specialty pharmacies and specialty distributors of the Group’s products are generally offered various forms of consideration, including discounts, service fees and prompt payment discounts, for distributing the products. Wholesaler and specialty distributor allowances and service fees arise from contractual agreements and are estimated as a percentage of the price at which the Group sells product to them. In addition, customers are offered a prompt pay discount for payment within a specified contractual period. Prompt pay discounts are classified as liabilities.
Management also takes account of factors such as levels of inventory in its various distribution channels, product expiry dates and information about potential entry of competing products into the market. In each case, the accruals made for allowances noted above are subject to continuous review and adjustment as appropriate, based on the most recent information available to management.
Adjustments to the accruals may be necessary based on actual utilization information submitted to the Group (in the case of accruals for rebates related to sales targets or contractual rebates), claims/invoices received (in the case of regulatory rebates and chargebacks) and actual return rates.
Operating segments
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer ("CEO").
Cost of sales
Cost of sales are recognized as the associated net revenue is recognized or when the asset no longer represents a probable future economic benefit. Cost of sales include manufacturing costs, movements in provisions for inventories, inventory write-offs, depreciation and impairment charges in relation to manufacturing assets, and amortization of marketed products.
Selling, general and administrative expenses
Selling, general and administrative expenses ("SG&A") comprise personnel costs, as well as marketing expenses, consulting services, depreciation of fixed assets, travel and other selling and distribution related expenses, corporate overheads, patent-related costs and other administrative expenses. Selling, general and administrative expenses also include expenses relating to recognition or release of legal provisions.
Expenses are recognized in respect of goods and services received when supplied in accordance with contractual terms. Marketing, promotional and other selling expenses are charged to the consolidated income statement as incurred.
Research and development
Research and development expenses comprise internal and external research expenses. Internal R&D expenses include employee related expenses, occupancy costs, depreciation of corresponding equipment and other costs. External R&D expenses include costs related to clinical trials, non-clinical activity and laboratory services. Research expenditure is charged to the consolidated income statement in the year in which it is incurred.
Development expenditure is expensed as incurred, unless it meets the requirements of IAS 38 to be capitalized and then amortized over the useful life of the developed product, once commercialized.
The Group has determined that filing for regulatory approval is generally the earliest point at which internal development costs can be capitalized. However, judgment is exercised when assessing the point at which it is probable the asset created will generate future economic benefits, which may not be until final regulatory approval for certain assets. All internal development expenditure incurred prior to filing for regulatory approval is therefore expensed as incurred.

Net other operating income
Net other operating income is credited to the consolidated income statement as earned.
Finance income and expense
Finance income represents interest earned on invested cash balances plus interest income from debt securities which is included in finance income using the effective interest method. Finance income on cash and cash equivalents and investments is recognized in the consolidated income statement in the period earned.
Finance costs of borrowings are recognized in the consolidated income statement over the term of those borrowings. Finance costs related to lease arrangements are recognized in the consolidated income statement over the lease period. Finance costs on significant legal matters are generally recognized in the consolidated income statement over the settlement payment period.
Income tax
Income tax for the year comprises current and deferred tax. Current tax is the expected tax payable on taxable income for the year, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.
Income tax is recognized in the consolidated income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
Current tax for the current and prior periods is recognized as a liability to the extent that it has not yet been settled, and as an asset to the extent that the amounts already paid exceed the amount due.
Deferred tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements using the balance sheet approach. Deferred tax is not recorded if it arises from the initial recognition of an asset or liability in a transaction (other than a business combination) that affects neither accounting nor taxable profit or loss at that time. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the balance sheet date and apply when the deferred tax asset or liability is expected to reverse. They are revalued for changes in tax rates when new tax rates are substantively enacted.
Intangible assets
Intangible assets are carried at cost less accumulated amortization and impairment.
Payments made in respect of acquired distribution rights are capitalized when it is probable that the expected future economic benefits attributable to the asset will flow to the Group. The useful life of the acquired distribution rights is determined based on legal, regulatory, contractual, competitive, economic or other relevant factors. Acquired rights with finite lives are subsequently amortized using the straight-line method over their expected useful economic lives.
Payments related to the acquisition of rights to products in development or marketed products are capitalized if it is probable that future economic benefits from the asset will flow to the Group. Probability of future economic benefit is assumed for all payments made for externally acquired products in development and therefore capitalized. Subsequent success-based milestone payments up to and including approval are capitalized when achieved. Products in development are not amortized as they are not yet in use but are assessed for impairment at the end of each reporting period. Once approved in their primary market, products in development are transferred to marketed products.
Marketed products are amortized over their useful economic life, which is generally estimated as the patent life within the product’s primary market. Amortization of marketed products is recognized within cost of sales. All products are assessed for impairment indicators at the end of each reporting period and tested for impairment annually.
Acquired computer software licenses and related implementation costs are capitalized at cost. These costs are typically amortized on a straight-line basis, generally over a period of up to five years. For cloud-based software licenses, implementation costs are expensed as incurred and subscription costs are expensed ratably over the license period.
Goodwill is initially measured as any excess of the fair value of the acquired business over the fair value of the net identifiable assets acquired. Goodwill is not amortized but is assessed for impairment at the end of each reporting period.
Gains and losses on the disposal of intangible assets are determined by comparing the asset’s carrying value with any sale proceeds and are included in the consolidated income statement.
The carrying values of intangible assets are reviewed for impairment annually and/or when events or changes in circumstances indicate the carrying value may be impaired depending on the intangible asset type. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, management estimates the recoverable amount of the cash-generating unit ("CGU") to which it belongs. Goodwill is tested for impairment at the operating segment level, this being the level at which goodwill is monitored for internal management purposes. As discussed in Note 3, the Group is engaged in a single business activity and operates in a single reportable segment.
Property, plant and equipment
Property, plant and equipment are stated at historic cost less accumulated depreciation and impairment, with the exception of land, which is shown at cost less impairment. Cost includes expenditure that is directly attributable to the acquisition of the asset.
The cost of subsequent improvements and enhancements is included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured.
Except for freehold land and assets under construction, the cost of property, plant and equipment is depreciated on a straight-line basis over the expected useful life of the asset. For this purpose, expected lives are determined within the following limits:
•freehold buildings: not more than 20 years;
•plant and equipment: not more than 10 years;
•motor vehicles and computer equipment: not more than 4 years; and
•leasehold improvements: up to the expected lease term.
Assets’ residual values and useful lives are reviewed, and adjusted, if necessary, at each balance sheet date. Property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be appropriate. Freehold land is reviewed for impairment on an annual basis.
Gains and losses on the disposal of property, plant and equipment are determined by comparing the asset’s carrying value with any sale proceeds and are included in the consolidated income statement.
Leases and right-of-use asset
The Group leases various properties and equipment (including vehicles). Rental contracts are typically made for fixed periods of 3 to 10 years but may have termination or extension options.

Management assesses whether it is reasonably certain to exercise the options at lease commencement and subsequently, if there is a change in circumstances within its control. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). Such assessment involves management judgment and estimations based on information at the time the assessments are made.
As a lessee, management assesses whether a contract conveys the right to control use of an identified asset for a period in exchange for consideration, in which case it is classified as a lease. The Group recognizes a right-of-use asset (lease asset) and a corresponding liability at the lease commencement date, measured on a present value basis.
Leases with a term of 12 months or less (short-term leases) and low-value leases are not recognized on the balance sheet. For these short-term and low-value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.
The Group’s right-of-use assets are calculated based upon the following:
•the amount of the initial measurement of the lease liability;
•any lease payments made to the lessor at or before the commencement date, less any lease incentives (e.g., rent abatements, tenant improvement allowances) received; and
•any initial direct costs incurred by the Group.
Right-of-use assets are amortized on a straight-line basis from the commencement date of the lease over the shorter of the lease term or useful life of the right-of-use asset. Right-of-use assets are assessed for impairment whenever there is an indication the carrying amount may not be recoverable, generally using cash flow projections for the cash-generating unit in which the right-of-use asset belongs.
Lease liabilities are initially measured at the present value of the lease payments to be made over the lease term using the discount rate for the lease at lease commencement. If the interest rate implicit in the lease can be determined, it will be used to measure the liability. If an interest rate is not implicit in the lease, the incremental borrowing rate for the respective loan type at the date of commencement will be used, which ranged from 3.9% to 11.8%. The incremental borrowing rate is determined by referencing the cost of borrowing in recent debt issuances for entities with comparable credit ratings, adjusted for the term of the lease and country of origin.
The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever the lease terms or expected payments under the lease change, or a modification occurs that is not accounted for as a separate lease. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Principal elements of lease payments are recognized as cash flows from financing activities.
Investments
Investments comprise holdings in equity and debt securities. Investments in equity securities held for trading or for which the Group has not elected to recognize fair value gains and losses through other comprehensive income are initially recorded and subsequently measured at fair value through profit or loss ("FVPL"). Investments in debt securities are initially recorded at fair value plus or minus directly attributable transaction costs and remeasured on the basis of the Group’s business model and the contractual cash flow characteristics.
The Group’s investments in debt securities are held at amortized cost as the Group’s intention is to hold these investments to maturity and collect contractual cash flows that are solely payments of principal and interest.

The Group applies an expected credit loss impairment model to financial instruments held at amortized cost. The recognition of a loss allowance is limited to 12-month expected credit losses unless credit risk increases significantly, which would require lifetime expected credit losses to be applied. When measuring expected credit losses, investments are grouped based on similar credit risk characteristics. Management uses judgment in selecting the inputs to the impairment model based on historical loss rates for similar instruments, current conditions and forecasts of future economic conditions.
Inventories
Raw materials, stores and consumables, work in progress and finished goods are stated at the lower of cost or net realizable value. Cost comprises materials, direct labor and an appropriate portion of overhead expenses (based on normal operating capacity) required to get the inventory to its present location and condition. Inventory valuation is determined on a first in, first out basis. Selling expenses, product amortization and certain other overhead expenses are excluded from product cost. Net realizable value is the estimated selling price less applicable selling expenses. Impairment of inventory is recognized in cost of sales.
Trade receivables
Trade receivables are initially recognized at their invoiced amounts less estimated adjustments for deductions such as cash discounts. Trade receivables consist of amounts due from customers, primarily wholesalers and distributors, for which there is no significant history of default. The credit risk of customers is assessed, taking into account their financial positions, past experiences and other relevant factors. Individual customer credit limits are imposed based on these factors.
Provisions for expected credit losses are established using an expected credit loss model ("ECL"). The provisions are based on a forward-looking ECL, which includes possible default events on the trade receivables over the entire holding period. These provisions represent the difference between the carrying amount in the consolidated balance sheet and the estimated collectible amount. Charges for ECL are recognized in the consolidated income statement within SG&A expenses.
Cash and cash equivalents
Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions, and highly liquid investments with original maturities of less than three months.
Borrowings
Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost, with any difference between cost and redemption value being recognized within finance expense in the consolidated income statement over the year of the borrowings on an effective interest basis.
Borrowings are classified as a current liability unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.
Provisions and other liabilities
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, an outflow of resources to settle that obligation is more likely than not, and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the reporting date. Provisions are reviewed regularly, and amounts updated where necessary to reflect the latest assumptions. The assessment of provisions can involve complex judgments about future events and can rely heavily on judgments and estimates. Given the inherent uncertainties related to these judgments and estimates, the actual outflows resulting from the realization of those risks could differ adversely and materially from management’s assessments.

Other liabilities represent contractual obligations to third parties where the amount and timing of payments is fixed. Where other liabilities are not interest-bearing and the impact of discounting is significant, other liabilities are recorded at their present value, generally using a discount rate appropriate to the liability or approximating a market interest rate at the time the Group entered into the obligation.
Trade and other payables
Trade and other payables are recognized initially at fair value and, where applicable, subsequently measured at amortized cost using the effective interest method. Accrual balances are reviewed and adjusted in light of actual experience of rebates, discounts or allowances given and returns made and any expected changes in arrangements. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group. Please refer to the revenue accounting policy for further details on accruals for rebates, discounts and returns.
Employee share-based plans
The Group operates three equity-settled executive and employee share plans. For all grants of share options and awards, the fair value at the grant date is calculated using appropriate pricing models. The grant date fair value is recognized over the vesting period as an expense, with a corresponding increase in retained earnings.
Employee short-term obligations
Liabilities for salaries and wages, including non-monetary benefits, vacation and accumulating sick leave expected to be settled within 12 months after the end of the period in which the employees render the related service, are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liability for vacation and accumulating sick leave is recognized in the provision for employee benefits. All other short-term employee benefits are included within trade and other payables.
Pension commitments
Some companies within the Group operate defined contribution and (funded and unfunded) defined benefit pension schemes. The cost of providing pensions to employees who are members of defined contribution schemes is charged to the consolidated income statement as contributions are made. The Group has no further payment obligations in respect of such schemes once the contributions have been paid.
Post-retirement benefits other than pensions
Some companies within the Group provide post-retirement medical care to their retirees. The costs of providing these benefits are accrued over the period of employment and the liability recognized in the consolidated balance sheet is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related asset is deducted.
Business combinations and asset acquisitions
In assessing whether an acquired set of activities and assets is a business or an asset, management applies the optional concentration test to simplify the assessment. In applying the concentration test, the acquisition will be treated as an asset acquisition if substantially all of the fair value of the gross assets acquired (excluding cash and cash equivalents, deferred tax assets, and goodwill) is concentrated in a single identifiable asset or group of similar identifiable assets. If the concentration test is not met, or is not applied, management will perform an assessment to determine whether the acquired set of activities and assets is a business.

The acquisition method of accounting is used to account for business combinations. All identifiable assets acquired, liabilities and contingent liabilities assumed are initially measured at fair value on the acquisition date. Acquisition-related costs are expensed as incurred.
Goodwill arising from a business combination is recognized as an asset and initially measured at cost. Goodwill is calculated as the difference between 1) the acquisition date fair value of the consideration transferred and 2) the net of the acquisition date fair value of identifiable assets acquired and liabilities assumed.
The Group recognizes contingent consideration in a business combination as part of the consideration transferred at the fair value of the obligations at the acquisition date. Contingent consideration classified as a financial liability is subsequently remeasured to fair value at each balance sheet date, with changes in fair value recognized in the consolidated income statement. In an asset acquisition, the Group accounts for contingent consideration using a cost accumulation model. No liabilities are initially recognized at the date of acquisition. When an obligation associated with a variable payment is no longer uncertain, it is capitalized as part of the cost of the asset, as it represents a direct cost of the acquisition.
Accounting estimates and judgments
Management makes several estimates and assumptions regarding the future and significant judgments in applying the Group’s accounting policies.
Key estimates and assumptions
Estimates and assumptions may affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These estimates are based on the Group’s knowledge of the amount, events or actions; however, actual results may ultimately differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. The key estimates and assumptions used in the financial statements are set out below.
Accruals for returns, discounts, incentives and rebates
The Group offers various types of reductions from list prices on its products. Products sold in the United States are covered by various programs (such as Medicare and Medicaid) under which products are sold at a discount. Rebates are granted to healthcare authorities, and under contractual arrangements with certain customers. Some wholesalers are entitled to chargeback incentives under specific contractual arrangements. Cash discounts may also be granted for prompt payment.
The discounts, incentives and rebates described above are estimated based on contractual arrangements with customers or terms of the relevant regulations and/or agreements applicable for transactions with healthcare authorities, and in some cases on assumptions about the attainment of targeted volumes. Several months may pass between the original estimate of rebates due and confirmation of the amount, which may increase the estimation risk. Please refer to the revenue accounting policy for further details.
Accruals for product returns are estimated based primarily on analysis of the Group’s historical product return patterns, expected future returns, and contractual agreement terms. Estimated returns are accrued in the period the related revenue is recognized.
During 2023, net revenue was reduced by $9m from performance obligations satisfied in prior years, primarily relating to differences between invoices received from U.S. government programs as compared to the respective accruals held for those years. During 2022 and 2021, net revenue was increased by $14m and $24m, respectively, from performance obligations satisfied in prior years, primarily relating to resolution of aged accruals for U.S. government programs. The estimates for U.S. governmental and commercial end-payor accruals are also reasonably expected to vary due to shifts between U.S. governmental end-payor sales and U.S. commercial end-payor sales. A 1 percentage point shift between these channels would impact the accrual by $5m. Due to the number of variables contributing to the overall accruals for returns, discounts, incentives and rebates, further meaningful sensitivity is not able to be provided. Accruals for returns, discounts, incentives and rebates are disclosed in Note 22.
Impairment of intangible assets
In carrying out impairment reviews, specifically in relation to products in development, significant assumptions have been made. These include the probability of success in obtaining regulatory approvals, discount rates and projected net revenue (based on future rate of market growth and market demand for the products acquired). As actual results differ and/or changes in expectations arise, impairment charges may be required which would have a material adverse impact on reported results and financial position. The cash flows used in the recoverable amount calculation for assets in development are inflation adjusted. Changes in the inflationary environment in 2023 did not have a significant impact on the recoverable amount calculations due to its effect on both projected cash inflows and outflows. See Note 9 for further details and sensitivity analysis.
Acquisitions
In March 2023, the Group acquired 100% of the share capital of Opiant Pharmaceuticals, Inc. (“Opiant”) which has been accounted for as an asset acquisition as substantially all of the fair value of the gross assets acquired was concentrated in the value of the in-process research and development. At the acquisition date, the purchase consideration was allocated on a relative fair value basis across the acquired assets and liabilities with no goodwill recognized. Significant estimates and assumptions used in determining the valuation of the in-process research and development associated with OPVEE which was recorded as an intangible asset included the probability of approval, market potential and the net selling price per unit. Refer to Note 27 for details of the acquisition of Opiant.
In November 2023, the Group acquired an aseptic manufacturing facility consisting of a manufacturing facility, workforce and supply contracts which has been accounted for as a business combination using the acquisition method of accounting. Determining the fair value of the assets acquired and liabilities assumed involved significant estimates and assumptions, in particular in respect of the valuation of personal property and the provision for onerous contracts which was recorded to reflect the present value of expected losses from assumed contractual manufacturing obligations. Refer to Note 28 for details of net assets acquired.
Critical judgments
Management has made the following critical judgments in applying the Group’s accounting policies that have the most significant effect on the amounts recognized in the Group financial statements:
Ongoing litigation
The Group is involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to compliance and trade practices, commercial claims, product liability claims, intellectual property rights, and employment and wrongful discharge claims. For each claim or grouping of similar claims, management makes judgments regarding the relative merits and risks within the claims. These judgments inform the Group’s defense strategies, whether a loss or settlement from the claims is probable and whether sufficient information exists to make a reliable estimate of the likely outcome of the claims. Provisions are recognized when the Group has a present legal or constructive obligation, an outflow of resource to settle the obligation is more likely than not, and the amount can be reliably estimated. Management has assessed as “contingent” matters that cannot be reliably estimated or are not considered probable at the current time. For more details of all the outstanding legal proceedings including those that have been deemed contingent, see Note 21.

3. SEGMENT INFORMATION
The Group is engaged in a single business activity, which is predominantly the development, manufacture and sale of buprenorphine-based prescription drugs for treatment of opioid dependence and related disorders. The CEO reviews disaggregated net revenue on a geographical and product basis and allocates resources on a functional basis between Commercial, Supply, Research and Development, and other Group functions. Financial results are reviewed on a consolidated basis for evaluating financial performance and allocating resources. Accordingly, the Group operates in a single reportable segment.
Net revenue:
Revenue is attributed geographically based on the country where the sale originates. The following table represents net revenue by country.

For the year ended December 31 (in millions)	2023	2022	2021
United States	912	731	603
Rest of World	176	164	181
United Kingdom	5	6	7
Total	$1,093	$901	$791
On a disaggregated basis, the Group’s net revenue by major product line:

For the year ended December 31 (in millions)	2023	2022	2021
SUBLOCADE	630	408	244
PERSERIS	42	28	17
Sublingual/Other	421	465	530
Total	$1,093	$901	$791
Significant customers
Net revenue includes amounts derived from significant customers that amount to 10% or more of the Group’s revenue as follows (in percentages of total net revenue):

Customer	2023	2022	2021
Customer A	19%	22%	21%
Customer B	16%	16%	18%
Customer C	19%	17%	18%
Non-current assets:
The following table represents non-current assets, net of accumulated depreciation, amortization and impairment, by country. Non-current assets for this purpose consist of intangible assets, property, plant and equipment, right-of-use assets, investments and other assets.

At December 31 (in millions)	2023	2022	2021
United States	214	65	133
United Kingdom	206	223	145
Rest of World	3	3	5
Total	$423	$291	$283

4. OPERATING EXPENSES AND NET OTHER OPERATING INCOME
Operating expenses
The table below sets out selected operating costs and expense information.

(in millions)	Notes	2023	2022	2021
Research and development expenses		$(106)	$(72)	$(52)
Selling and marketing expenses		(236)	(218)	(192)
Administrative and general expenses(1)		(575)	(545)	(239)
Selling, general and administrative expenses		$(811)	$(763)	$(431)

Depreciation and amortization(2)	9, 10, 11	$(15)	$(13)	$(13)
__________________
(1)Administrative and general expenses include $240m and $296m in the current and prior year, respectively, related to increases in legal provisions as outlined in Note 19. The Group also incurred acquisition-related costs of $22m in 2023 related to the acquisition of Opiant and an aseptic manufacturing facility. Refer to Note 27 and Note 28 for details. Medical affairs functional costs are included in administrative and general expenses.
(2)Depreciation and amortization expense represents amounts included in research and development and selling, general and administrative expenses. In addition, depreciation and amortization expense of $13m (2022: $8m; 2021: $9m) for intangible assets and right-of-use assets is included within cost of sales.

Net other operating income

For the year ended December 31 (in millions)	2023	2022	2021
Net proceeds from the sale of intangible assets	—	1	20
Directors' and Officers' insurance reimbursements	1	5	12
Income recognized in relation to a supply agreement	3	—	—
Other income	2	2	—
Net other operating income	$6	$8	$32
5. EMPLOYEES
Details of employee costs
(a) Staff costs

(in millions)	Note	2023	2022	2021
The total employment costs, including Executive Directors, were:
Wages and salaries		(226)	(182)	(165)
Social security costs		(37)	(30)	(25)
Pension costs(1)		(14)	(12)	(6)
Share-based payments expense for the year	25	(22)	(16)	(11)
Termination (costs)/reversal(2)		(7)	—	1
Acquisition-related employee costs(2)		(3)	—	—
Total staff costs		$(309)	$(240)	$(206)
__________________
(1)Pension costs predominantly reflect contributions made towards the Group’s defined contribution plans.
(2)Acquisition-related employee costs primarily reflect acceleration of vesting of Opiant employee share compensation and short-term retention costs. Termination costs reflects severance related to the acquisition of Opiant.

Key management is defined as the Executive Committee, a body of 11 employees (2022: 10 employees; 2021: 9 employees) including the CEO and the functional leads directly reporting to the CEO plus all Non-Executive Directors. Compensation awarded to key management was:

(in millions)	2023	2022	2021
Short-term employee benefits	(13)	(10)	(10)
Termination costs	—	—	(1)
Share-based payments expense for the year	(13)	(10)	(7)
Non-Executive Director remuneration	(1)	(1)	(1)
Total compensation awarded	$(27)	$(21)	$(19)
(b) Staff numbers
The average monthly number of persons employed by the Group, including Directors, during the year was:

	2023	2022	2021
Operations	735	675	573
Management	208	178	164
Research and development	108	75	65
Average monthly number of employees	1,051	928	802
6. NET FINANCE INCOME/(EXPENSE)

(in millions)	2023	2022	2021
Finance income
Interest income on cash and cash equivalents/investments	43	18	1
Other finance income	—	1	3
Total finance income	$43	$19	$4

Finance expense
Interest expense on borrowings	(27)	(20)	(16)
Interest expense on lease liabilities	(3)	(2)	(2)
Interest expense on legal matters, including the effect of discounting	(7)	(7)	(8)
Other finance expense	(1)	—	(1)
Total finance expense	$(38)	$(29)	$(27)
Net finance income/(expense)	$5	$(10)	$(23)

7. INCOME TAXES
Income tax benefit

(in millions)	2023	2022	2021
Current tax	61	51	48
Recognition of orphan drug credits earned in prior years	—	—	(43)
Other adjustments for prior year	(6)	13	(2)
Total current tax expense	$55	$64	$3
Origination and reversal of temporary differences	(63)	(72)	(18)
Adjustments for changes in tax rates	(5)	(22)	1
Adjustments for disallowed compensation	5	—	—
Adjustments for prior year deferred tax	7	(12)	(1)
Total deferred tax (benefit)	$(56)	$(106)	$(18)
Total income tax (benefit)	$(1)	$(42)	$(15)
The enacted U.K. Statutory Corporation Tax rate increased to 25% as of April 1, 2023, providing a blended rate of 23.5% for the year ended December 31, 2023 (2022 and 2021: 19%). The Group’s effective tax rate for the year ended December 31, 2023 is -100%, which is not meaningful as a percentage due to the profit before taxation being close to nil (2022: 44%; 2021: -8%).
The total tax benefit reconciles to the profit/(loss) before taxation as follows:

(in millions)	2023	2022	2021
Profit/(loss) before taxation	1	(95)	190
Tax at the notional U.K. corporation tax rate of 23.5% (2022 & 2021: 19%)	—	(18)	36
Effects of:
Tax at rates other than the U.K. corporation tax rate	(2)	5	(1)
Impact of rate changes	(5)	(22)	1
Permanent differences	(2)	(3)	(4)
Benefit from innovation incentives	(3)	(3)	—
Recognition of orphan drug credits earned in prior years	—	—	(43)
Adjustments for prior year	1	(1)	(2)
Recognition of previously unrecognized tax benefits	—	(1)	—
Current year unrecognized deferred tax asset	1	2	—
Adjustments to amounts carried in respect of unresolved tax matters	—	(1)	(1)
Disallowed compensation	6	—	—
Disallowed litigation expenses	3	—	—
R&D tax credit	—	—	(1)
Income tax (benefit)	$(1)	$(42)	$(15)
The effective tax rate of -100% for 2023 (2022: 44%; 2021: -8%) was impacted by:
•Permanent difference tax benefit of $2m (2022: $3m; 2021: $4m). Permanent differences arise due to differences between financial statement income and taxable income determination that will never reverse. Current year differences resulted from income not subject to tax, offset by business expenses not deductible.

•In 2023, the Group recorded a tax expense of $6m due to limitations on the deduction of executive compensation by U.S. publicly traded companies, including the write-off of accumulated deferred tax assets of $5m.
•In 2023, the Group recorded a tax expense of $3m relating to a change in estimate as to the tax benefit of legal provisions booked in the prior year.
•In 2023, the Group recorded a tax expense of $3m relating to its acquisition of Opiant (refer to Note 27).
•In 2022, the impact of rate change includes a $22m tax benefit. Due to the impact of adjustments to prior years and the difference between the blended rate in the current year and that at which carried forward deferred tax assets are measured, in 2023, there is an additional $5m tax benefit.
•In 2021, the impact of orphan drug credits includes a $43m tax benefit.
Factors affecting future tax charges
In June 2023, Finance (No. 2) Act 2023 (Pillar Two) was substantively enacted in the U.K., introducing a global minimum effective tax rate of 15% through implementation of a domestic top-up tax and a multinational top-up tax. The legislation was also enacted or substantively enacted in other jurisdictions in which the Group operates. The Pillar Two legislation will be effective for the Group’s financial year beginning January 1, 2024. The Group performed an assessment of the potential exposure to Pillar Two income taxes. This assessment, which will be monitored prospectively, is based on modeling of adjusted accounting data for the period ended December 31, 2023. Based on the assessment, the Group believes it qualifies for one of the transitional safe harbors provided in the rules in all territories in which it operates. Therefore, the Group does not anticipate a material impact from Pillar Two legislation in the near future. The Group has applied the recent amendment to IAS 12 which provides temporary relief to the recognition of deferred taxes relating to top-up income taxes. Accordingly, the legislation did not impact the Group’s taxes in 2023.
Tax assets and liabilities
Deferred taxes
The Group recognizes deferred tax assets to the extent that sufficient future taxable profits are probable against which these future tax deductions can be utilized. At December 31, 2023, the Group’s net deferred tax assets of $268m (2022: $219m; 2021: $105m) includes $116m (2022: $120m; 2021: $102m) in the U.S. and $147m (2022: $87m; 2021: $11m) in the U.K. The U.S. deferred tax asset of $116m includes $44m of inventory (2022: $26m; 2021: $15m), $20m of litigation (2022: $31m; 2021: $24m), and $18m of short-term deferred tax assets (2022: $17m; 2021: $15m). The U.K. deferred tax assets of $147m includes $143m carry-forward losses (2022: $86m; 2021: nil). Recognition of deferred tax assets is reliant on forecast taxable profits arising in the jurisdiction in which the deferred tax asset is recognized. The Group has assessed recoverability of deferred tax assets using consolidated budgets and forecasts consistent with those used for the assessment of viability and asset impairments, particularly in relation to levels of future net revenue. These forecasts are subject to similar uncertainties to those assessments. This is reviewed each quarter and, to the extent required, an adjustment to the recognized deferred tax asset may be made. The Group generated income before taxation of $1m in the current period (2022: loss $95m) and was profitable in each major jurisdiction excluding non-recurring costs. The deferred tax assets are expected to be used within the lifecycle of existing products. With the exception of specific assets that are not currently considered realizable, management have concluded full recognition of deferred tax assets to be appropriate and do not believe a significant risk of material change in their assessment exists in the next 12 months from the balance sheet date.

The composition of deferred tax assets is summarized in the table below.

Deferred tax assets (in millions)	Unrealized profit in inventory	Inventory costs capitalized	Share-based payments	Short-term temporary differences	Long-term temporary differences	Litigation	Carry-forward losses	State taxes	Fixed assets	Other	Total
At January 1, 2021	14	4	6	19	4	24	—	7	(4)	1	75
(Charged)/credit to the income statement	(6)	11	1	4	6	—	—	1	—	1	18
Credit directly to equity	—	—	13	—	—	—	—	—	—	—	13
Exchange adjustments	—	—	—	—	(1)	—	—	—	—	—	(1)
At December 31, 2021	8	15	20	23	9	24	—	8	(4)	2	105
Credit/(charged) to the income statement	—	11	2	(4)	(9)	7	87	5	1	6	106
Credit directly to equity	—	—	9	—	—	—	—	—	—	—	9
Exchange adjustments	—	—	—	—	(1)	—	—	—	—	—	(1)
At December 31, 2022	8	26	31	19	(1)	31	87	13	(3)	8	219
Credit/(charged) to the income statement	—	18	(2)	4	(3)	(11)	51	—	(3)	2	56
(Charged)/credit directly to equity	—	—	(21)	—	—	—	—	2	—	—	(19)
Credit/(charged) directly to balance sheet - Acquisitions	—	—	—	—	6	—	7	2	(5)	1	11
Exchange adjustments	—	—	—	—	—	—	3	—	—	(2)	1
At December 31, 2023	$8	$44	$8	$23	$2	$20	$148	$17	$(11)	$9	$268
We anticipate that $42m of deferred tax assets will be recovered within 12 months and $226m in more than 12 months after the reporting period.
Unrecognized deferred tax assets of $28m (2022: $23m; 2021: $22m) consist of $12m (2022: $12m; 2021: $14m) in respect of losses of earlier periods, $10m (2022: $9m; 2021: $8m) in respect of interest expense, and foreign tax credit carry-forward of $6m (2022: $2m; 2021: nil). Both the losses and interest expense have an unlimited carry-forward period, and the foreign tax credits start to expire in 2031, if unused.
U.S. tax laws limit deductibility of compensation for certain management roles for U.S. listed companies. With the U.S. listing completed in June 2023, the Group wrote off deferred tax assets of $5m to tax expense and $7m to equity relating to future tax deductions of share-based compensation for which book expense has already been recognized. Additionally, the Group’s current tax liabilities increased by $5m, due to disallowance of current year compensation.
The tax (credit)/charge recognized other than within the consolidated income statement was as follows:

(in millions)	2023	2022	2021
Other comprehensive income:
Current tax recorded in currency translation reserve	$(2)	$(3)	$(1)
Equity:
Current taxation on share-based plans	$(5)	$(2)	$—
Deferred taxation on share-based plans	$19	$(9)	$13
The Group recognized a $2m tax benefit (2022: $3m; 2021: $1m) in relation to foreign currency translation adjustments.
Other tax matters
In 2022, the Group recorded a provision of $290m for multi-district antitrust class and state claims. The resulting tax benefit of $68m includes $12m of rate change impact. In 2023, this provision was increased by $228m with a resulting tax benefit of $57m, including $3m of further rate change impact.
As disclosed in Note 19, the Group reached a settlement with Reckitt Benckiser in January 2021. Based on the strength of external advice received, an $8m tax benefit from the settlement cost was recognized in 2020.
Management believes it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation where appropriate. As a multinational group, tax uncertainties remain in relation to Group financing, the location of taxable operations and certain non-recurring costs. Management have concluded tax provisions made to be appropriate and do not believe a significant risk of material change to uncertain tax positions exists in the next 12 months. Including matters under audit, an estimate of reasonably possible additional tax liabilities that could arise in later periods on resolution of these uncertainties is in the range from nil to $35m.
The Group has undistributed earnings of $13m (2022: $11m; 2021: $12m) which, if paid out as dividends, would be subject to tax in the hands of the recipient. An assessable temporary difference exists, but no deferred tax liability has been recognized as the Group is able to control the timing of distributions from this subsidiary and is not expected to distribute these profits in the foreseeable future. The potential deferred tax liability would be less than $1m (2022 and 2021: less than $1m).
8. EARNINGS/(LOSS) PER SHARE
Share consolidation
In September 2022, the Company’s shareholders approved a 5-for-1 share consolidation. In October 2022, the Company completed this share consolidation. Shareholders received 1 new ordinary share with a nominal value of $0.50 each for every 5 previously existing ordinary shares which had a nominal value of $0.10 each.
Presented below are the basic and diluted earnings/(loss) per share for each period:

	2023	2022	2021
Basic earnings/(loss) per share	$0.01	$(0.38)	$1.41
Diluted earnings/(loss) per share	$0.01	$(0.38)	$1.35

Basic
Basic earnings/(loss) per share (“EPS” or “LPS”) is calculated by dividing net income/(loss) for the year attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.
Diluted
Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares in the form of stock options and awards. These options and awards have been adjusted to reflect the share consolidation for all periods presented, referred to above. The weighted average number of shares is adjusted for the number of shares granted to the extent performance conditions have been met at the balance sheet date and determined using the treasury stock method.
Weighted average number of shares
The weighted average number of ordinary shares outstanding (on a basic basis) includes the favorable impact of 1,897k ordinary shares repurchased in 2023, 17,815k ordinary shares repurchased prior to the share consolidation in 2022 (equivalent post consolidation: 3,563k), 1,281k ordinary shares repurchased after the share consolidation in 2022, and 33,507k ordinary shares repurchased through 2021 (equivalent post consolidation: 6,701k). Refer to Note 23 for further details.
Conditional awards of 1,761k, 7,839k (equivalent post consolidation approximately 1,568k), and 14,175k (equivalent post consolidation approximately 2,835k) were granted under the Group’s Long-Term Incentive Plan in 2023, 2022 and 2021, respectively. For 2023, the effect of 810k (2022: nil; 2021: 485k) share awards was excluded from the computation of diluted weighted average shares because the performance criteria were not met at that date.

Weighted average number of shares (in thousands)	2023	2022	2021
On a basic basis	137,306	139,012	145,660
Dilution for share awards and options(1)	4,494	—	6,280
On a diluted basis	141,800	139,012	151,940
(1)As there was a loss in 2022, the effect of potentially dilutive shares of 6,605k was not dilutive.

9. INTANGIBLE ASSETS

(in millions)	Acquired distribution rights	Products in development	Marketed products	Goodwill	Software	Total
Cost
At January 1, 2023	195	60	54	—	39	348
Additions	—	167	4	5	—	176
Transfers	—	(126)	126	—	—	—
Exchange adjustments	11	3	2	—	—	16
At December 31, 2023	$206	$104	$186	$5	$39	$540
Accumulated amortization and impairment
At January 1, 2023	195	24	25	—	34	278
Amortization charge	—	—	10	—	2	12
Exchange adjustments	11	1	1	—	—	13
At December 31, 2023	$206	$25	$36	$—	$36	$303
Net book amount at December 31, 2023	$—	$79	$150	$5	$3	$237

(in millions)	Acquired distribution rights	Products in development	Marketed products	Goodwill	Software	Total
Cost
At January 1, 2022	220	66	57	—	39	382
Additions	—	1	—	—	—	1
Exchange adjustments	(25)	(7)	(3)	—	—	(35)
At December 31, 2022	$195	$60	$54	$—	$39	$348
Accumulated amortization and impairment
At January 1, 2022	220	27	21	—	32	300
Amortization charge	—	—	5	—	2	7
Exchange adjustments	(25)	(3)	(1)	—	—	(29)
At December 31, 2022	$195	$24	$25	$—	$34	$278
Net book amount at December 31, 2022	$—	$36	$29	$—	$5	$70

(in millions)	Acquired distribution rights	Products in development	Marketed products	Goodwill	Software	Total
Cost
At January 1, 2021	235	37	57	—	39	368
Additions	—	30	—	—	—	30
Disposal	(12)	—	—	—	—	(12)
Exchange adjustments	(3)	(1)	—	—	—	(4)
At December 31, 2021	$220	$66	$57	$—	$39	$382
Accumulated amortization and impairment
At January 1, 2021	235	27	15	—	29	306
Amortization charge	—	—	6	—	3	9
Disposal	(12)	—	—	—	—	(12)
Exchange adjustments	(3)	—	—	—	—	(3)
At December 31, 2021	$220	$27	$21	$—	$32	$300
Net book amount at December 31, 2021	$—	$39	$36	$—	$7	$82

Acquired distribution rights
Acquired distribution rights have been fully amortized in all periods presented. In 2021, $19m of net cash proceeds were received from the disposal of the TEMGESIC (buprenorphine) analgesic franchise outside of North America to Eumedica Pharmaceuticals AG which had a nil carrying value. The remaining acquired distribution rights represent the ongoing sublingual tablet business in Europe which is still in use.
Products in development
Products in development are products in different stages of research and development which have not received regulatory approval.
In 2023, the Group acquired full ownership of INDV-2000 (oral Orexin-1 receptor antagonist) from C4X Discovery for $21m.
In 2023, the Group secured global rights to develop, manufacture and commercialize Alar Pharmaceuticals Inc.’s (“Alar”) portfolio of buprenorphine-based ultra long-acting injectables, including lead asset INDV-6001, which is potentially the first three-month long-acting injectable for OUD. Under the agreement, the Group made an upfront payment of $10m which is in addition to the $5m option payment made by the Group at the beginning of 2023. Alar is entitled to potential milestone payments if various developmental, regulatory and commercial goals are achieved and royalties in the low double digit to mid-teens as a percentage of net revenue.
In 2021 the Group entered a strategic collaboration with Aelis Farma that includes an exclusive option for the license of the global rights to AEF0117, a leading compound to treat cannabis-related disorders. Under the agreement, the Group paid $30m to secure the option.
Marketed products
Marketed products include approved product rights for SUBLOCADE of $14m (2022: $16m; 2021: $17m), PERSERIS of $10m (2022: $13m; 2021: $19m) and OPVEE of $125m. In 2021, a new SUBLOCADE patent was approved in the United States extending the patent exclusivity period and amortization period from 2031 to 2035. Amortization expense of $10m (2022: $5m; 2021: $6m) was recognized in cost of sales.
The acquisition of Opiant resulted in the recognition of an intangible asset related to the in-process research and development value for OPVEE, formerly the pipeline product OPNT003, for $126m (refer to Note 27). Upon approval by the U.S. Food and Drug Administration ("FDA") in May 2023, the intangible asset became classified as a marketed product and amortization commenced over the patent life.
Goodwill
Goodwill arose through the acquisition of a business consisting of a manufacturing facility, workforce and supply contracts in November 2023 (refer to Note 28).
Impairment of intangible assets
An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal or its value in use. In assessing value in use, its estimated future cash flows are discounted to their net present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. No impairment was indicated when assessing the value in use of the Group’s intangible assets, therefore fair value less costs of disposal was not assessed, except for goodwill. The recoverable amount of goodwill is determined using the Company's market capitalization (adjusted for net cash), which was higher than the book value of the Group's net assets at December 31, 2023. No goodwill impairment was identified.

In carrying out impairment reviews of products in development, several significant assumptions have to be made. These include the probability of success in obtaining regulatory approvals, discount rates and projected net revenue (based on future rate of market growth and market demand for the products acquired). These assumptions, covering periods through the expected patent life of the products and a reasonable period of generic competition thereafter, are based on past experience and management’s expectations of market development. If actual results should differ, or changes in expectations arise, impairment charges may be required which would have a material adverse impact on reported results and financial position. Products in development of $79m (2022: $36m; 2021: $39m) are subject to potential impairment in line with the aforementioned assumptions.
Sensitivity analysis
Management performed a sensitivity analysis by applying reasonable changes to key assumptions used in the recoverable amount calculations for its assets in development with significant carrying amounts compared to the Group's total carrying amount for intangible assets with indefinite useful lives, assuming all other factors are kept constant. Consistent with other products in early stages of development, it is probable that these products in development could fail to obtain regulatory approvals. The probability of success is factored into the risk-adjusted calculation of the recoverable amounts; however, failure to reach commercialization would result in a full impairment of the assets.
For the INDV-2000 asset which is considered a separate CGU, with a carrying value of $29m (2022: $9m; 2021: $10m), the key inputs and assumptions include the probability of success in obtaining regulatory approvals, discount rate and market demand for the products. Management determined that a reduction of peak market share by approximately 10% across weighted scenarios ranging 17% to 35% or an increase in the discount rate by approximately 5.1% to 18.9% would be required for the recoverable amount to be equal to the carrying amount. Given the risks inherent in pharmaceutical R&D and considering the current stage of development, the probability of regulatory approval is less than 25%; regulatory failure could result in a full impairment. Reasonable changes in any other individual assumption will not result in a material impairment charge.
For the AEF0117 asset which is considered a separate CGU, with a carrying value of $27m (2022: $26m; 2021: $29m), the key inputs and assumptions include the probability of success in obtaining regulatory approvals, discount rate and projected net revenue. Management determined that a reduction of projected net revenue by approximately 35% annually or an increase in the discount rate by approximately 5.4% to 19.2% would be required for the recoverable amount to be equal to the carrying amount. Given the risks inherent in pharmaceutical R&D and considering the current stage of development, the probability of regulatory approval is less than 25%; regulatory failure could result in a full impairment. Reasonable changes in any other individual assumption will not result in a material impairment charge.

10. PROPERTY, PLANT AND EQUIPMENT

(in millions)	Land and buildings	Plant and equipment	Total
Cost
At January 1, 2023	51	80	131
Additions	19	16	35
Disposals and asset write-offs	(2)	(2)	(4)
Exchange adjustment	1	2	3
At December 31, 2023	$69	$96	$165
Accumulated depreciation and impairment
At January 1, 2023	23	54	77
Charge for the year	3	4	7
Disposals and asset write-offs	(2)	(2)	(4)
Exchange adjustment	—	1	1
At December 31, 2023	$24	$57	$81
Net book amount at December 31, 2023	$45	$39	$84

(in millions)	Land and buildings	Plant and equipment	Total
Cost
At January 1, 2022	55	77	132
Additions	—	6	6
Disposals and asset write-offs	(1)	—	(1)
Exchange adjustment	(3)	(3)	(6)
At December 31, 2022	$51	$80	$131
Accumulated depreciation and impairment
At January 1, 2022	21	53	74
Charge for the year	3	3	6
Disposals and asset write-offs	(1)	—	(1)
Exchange adjustment	—	(2)	(2)
At December 31, 2022	$23	$54	$77
Net book amount at December 31, 2022	$28	$26	$54

(in millions)	Land and buildings	Plant and equipment	Total
Cost
At January 1, 2021	55	73	128
Additions	—	4	4
At December 31, 2021	$55	$77	$132
Accumulated depreciation and impairment
At January 1, 2021	18	50	68
Charge for the year	3	3	6
At December 31, 2021	$21	$53	$74
Net book amount at December 31, 2021	$34	$24	$58
Depreciation expense of $7m (2022 and 2021: $6m) is included in SG&A. Additions of $28m in 2023 were acquired through a business combination consisting of a manufacturing facility, workforce and supply contracts (refer to Note 28). Remaining additions in the year relate primarily to manufacturing equipment. Additions of $1m in 2022 were paid in 2023.
11. LEASES AND RIGHT-OF-USE ASSETS
Potential future cash outflows of $22m (2022 and 2021: $21m) have not been included in the lease liability because it is not reasonably certain that the leases will be extended (or not terminated).
The following tables summarize movements of the right-of-use assets:

(in millions)	Land and buildings	Plant and equipment	Total
Net book value
At January 1, 2023	9	22	31
Additions	5	5	10
Depreciation	(3)	(6)	(9)
Exchange adjustments	—	1	1
At December 31, 2023	$11	$22	$33

(in millions)	Land and buildings	Plant and equipment	Total
Net book value
At January 1, 2022	12	25	37
Additions	—	5	5
Depreciation	(2)	(6)	(8)
Exchange adjustments	(1)	(2)	(3)
At December 31, 2022	$9	$22	$31

(in millions)	Land and buildings	Plant and equipment	Total
Net book value
At January 1, 2021	14	29	43
Additions	—	2	2
Depreciation	(2)	(5)	(7)
Exchange adjustments	—	(1)	(1)
At December 31, 2021	$12	$25	$37
Depreciation expense of $6m (2022: $5m; 2021: $4m) is included in SG&A and $3m (2022 and 2021: $3m) in cost of sales within the consolidated income statement. Additions of $2m in 2023 were acquired through the acquisition of Opiant (refer to Note 27). Remaining additions in the year relate primarily to vehicle leases and office space, net of a lease incentive of $3m received in 2023.
Lease liabilities by maturity were as follows:

(in millions)	2023	2022	2021
Within one year	11	10	10
Later than one and less than five years	36	27	29
More than five years	2	5	12
Gross lease liabilities	49	42	51
Less: future interest on lease liabilities	(6)	(5)	(7)
Net lease liabilities	$43	$37	$44
The net lease liabilities balance of $43m (2022: $37m; 2021: $44m) is shown within current liabilities of $9m (2022 and 2021: $8m) and non-current liabilities of $34m (2022: $29m; 2021: $36m).
Lease payments during the year were comprised of the following:

(in millions)	2023	2022	2021
Interest paid on lease liabilities	3	2	2
Payments of lease liabilities	8	9	8
Total lease payments	$11	$11	$10
12. INVESTMENTS

Current and non-current investments (in millions)	Dec 31 2023	Dec 31 2022	Dec 31 2021
Equity securities at FVPL	10	10	—
Debt securities held at amortized cost	84	109	—
Total investments, current	$94	$119	$—
Debt securities held at amortized cost	41	98	—
Total investments, non-current	$41	$98	$—
Total	$135	$217	$—
Equity securities at FVPL
In February 2022, the Group purchased ordinary shares of Aelis Farma. The shares were subject to a holding period of 365 days from the acquisition. The investment is classified as a current investment at December 31, 2023 as the holding period has expired. Fair value gain/(loss) recorded in 2023 and 2022 was nominal and included within net other operating income.
Debt securities held at amortized cost
In 2022, the Group initiated purchases of investment-grade corporate debt and U.S. Treasury securities. Also in 2022, the Group executed an agreement to fund insurance coverage. As part of this arrangement, the Company transferred $26m to a separate cell of an insurance company. The Group controls the separate cell, an unincorporated entity, and receives benefit from its investment returns. As a result, the separate cell is deemed a structured entity and is consolidated by the Group. At December 31, 2023, $27m (2022: $26m) was invested in debt securities which are classified as non-current as access to the funds is restricted for 24 months after the term of the insurance. All other debt securities held at amortized cost are also classified as non-current investments, except for those with maturities less than 12 months from the end of the reporting period, which are classified as current investments.
As of December 31, 2023, expected credit losses for the Group’s investments held at amortized cost are deemed to be immaterial.

Fair value hierarchy
Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The different levels have been defined as follows:
• Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities
• Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
• Level 3: Unobservable inputs for the asset or liability
The Group’s only financial instruments which are measured at fair value are equity securities at FVPL. The fair value of equity securities at FVPL is based on quoted market prices on the measurement date. The following tables categorize the Group’s financial assets measured at fair value by valuation methodology used in determining their fair value:

At December 31, 2023 (in millions)	Level 1	Level 2	Level 3	Total
Equity securities at FVPL	$10	$—	$—	$10

At December 31, 2022 (in millions)	Level 1	Level 2	Level 3	Total
Equity securities at FVPL	$10	$—	$—	$10
13. INVENTORIES
Inventory, net is comprised of:

(in millions)	2023	2022	2021
Raw materials, stores and consumables	38	27	34
Work in progress	34	42	28
Finished goods and goods held for resale	70	45	33
Total inventories, net	$142	$114	$95
The cost of inventories recognized as an expense and included as cost of sales amounted to $186m (2022: $159m; 2021: $127m). Cost of sales included inventory write-offs and losses of $9m (2022: $7m; 2021: $12m). The inventory provision (reflected in the carrying amount above) at December 31, 2023, was $6m (2022: $8m; 2021: $13m).
14. TRADE RECEIVABLES AND OTHER ASSETS
The Group is not aware of any deterioration in the credit quality of its customers and considers the net receivables to be fully recoverable.
Trade receivables

(in millions)	2023	2022	2021
Trade receivables	256	222	205
Less: provision for ECL	(2)	(2)	(3)
Trade receivables, net	$254	$220	$202
The aging of past due trade receivables as of December 31 is as follows:

(in millions)	2023	2022	2021
Up to three months past due	17	8	6
Three to six months past due	3	—	1
Over six months past due	1	4	6
	21	12	13
Not due and not impaired	235	210	192
Provision for impairment of receivables	(2)	(2)	(3)
Trade receivables, net	$254	$220	$202
As at December 31, 2023, a provision of $2m (2022: $2m; 2021: $3m) was recorded against the trade receivables balance based on management’s assessment of ECL. The assessment factors are discussed in Note 2. The maximum exposure to credit risk at the year end is the carrying value of each class of receivable. The Group does not hold any collateral as security.
The Group’s trade receivables are denominated in the following currencies:

(in millions)	2023	2022	2021
Pound sterling	2	2	2
Euro	13	13	16
U.S. dollar	226	192	172
Other currencies	15	15	15
Total trade receivables	$256	$222	$205
Current and non-current other assets:

(in millions)	2023	2022	2021
Current prepaid expenses	23	14	18
Other current assets	434	13	14
Total other current assets	$457	$27	$32
Non-current prepaid expenses	19	20	22
Other non-current assets	9	18	84
Total other non-current assets	$28	$38	$106
Total other assets	$485	$65	$138
Other current assets primarily relate to funding placed in escrow for the Antitrust MDL (see Note 21). At December 31, 2023, this included $385m for the direct purchaser class settlement, subject to final court approval, and $30m for the end payor class settlement. During 2023 and 2022, the surety bond holders returned $19m and $64m, respectively, of collateral inclusive of accrued interest held within other non-current assets as a result of the settlement agreements with Alvogen Pine Brook LLC ("Alvogen") and Dr. Reddy’s Laboratories S.A. and Dr. Reddy’s Laboratories, Inc. (together, DRL). During 2021, the Group’s surety providers accepted a reduction in collateral held against 50% of the total remaining bond amounts and returned $26m.
Long-term prepaid expenses primarily relate to payments for contract manufacturing capacity which are released over the contractual period during which the Group expects to receive benefit from the payments made. The remaining periods on these contracts range in term from 6 to 8 years as of December 31, 2023.

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Group’s financial assets and liabilities include investments, trade receivables, other assets, cash and cash equivalents, borrowings and trade and other payables as set out in Notes 12, 14, 16, 17 and 22, respectively. The Group measures financial assets and liabilities at amortized cost, with the exception of investments in equity securities which are measured at fair value through profit or loss. Financial assets and liabilities are offset, and the net amount reported in the consolidated balance sheet when there is a legally enforceable right to offset and net settlement is intended. The carrying value (less impairment provision, where applicable) of current borrowings, cash and cash equivalents, trade receivables, other assets, trade accruals and trade payables is assumed to approximate fair value due to their short-term nature. At December 31, 2023, the carrying value of investments held at amortized cost approximated the fair value. The fair value of investments held at amortized cost was calculated based on quoted market prices which would be classified as Level 1 in the fair value hierarchy in Note 12. The non-current borrowing, which is presented at amortized cost, was trading at approximately 100% (2022: 98%; 2021: 99%) of par value.
Financial risk management of the Group is mainly exercised and monitored at the Group level. The Group’s financing and financial risk management activities are centralized to achieve benefits of scale and control with the goal of maximizing liquidity and mitigating operational and financial risks. Financial exposures of the Group are managed in a manner consistent with underlying business risks. Only those risks and flows generated by the underlying commercial operations are managed; speculative transactions are not undertaken.
Foreign exchange risk management
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations. The Group’s policy is to align the foreign currency assets and liabilities within its major subsidiaries in order to provide some protection against the remeasurement exposure on profits.
Interest rate risk management
The Group has interest-bearing assets and liabilities. The Group monitors interest income and expense rate exposure on a regular basis with an objective of minimizing net interest cost. The main interest rate risk arises from the Group’s borrowings, which are discussed in Note 17, due to the floating interest rate. This exposure is partially offset by the interest income generated on the Group’s investments in debt securities with varying rates and maturities and cash and cash equivalents which are based on variable market interest rates. The majority of the Group’s investments in debt securities are issued at fixed interest rates and changes in floating rates would not have a significant impact on interest rate risk.
Liquidity risk management
Liquidity risk is the risk that the Group is not able to settle or meet its obligations on time or at a reasonable price. The Group’s policy is to ensure sufficient funding and facilities are in place to meet foreseeable liquidity requirements. The Group manages and monitors liquidity risk through regular reporting of current cash and borrowing balances and periodic review of short-, medium- and long-term cash forecasts, while considering the maturity of its borrowing facility. At December 31, 2023, Indivior had $3m (2022 and 2021: $3m) of borrowings repayable within one year and $316m (2022: $774m; 2021: $1,102m) of cash and cash equivalents.

Credit risk management
The Group’s exposure to credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, investments in debt securities, trade receivables and other assets. Financial institution counterparties are subject to approval under the Group’s counterparty risk policy and such approval is limited to financial institutions with a BBB rating or above. The investments in debt securities are managed by an external third-party fund manager with instructions to maintain a portfolio rating of A or higher and an allocation to BBB at 25% or less of the total portfolio. The Group applies the credit ratings assigned by Standard and Poor’s and Moody’s when assessing expected credit losses and monitors these ratings for indications of credit deterioration. All the Group’s corporate debt securities held at amortized cost are considered to be of low credit risk based on investment-grade credit ratings from Standard and Poor’s or Moody’s (BBB-/Baa3 or higher). The Group's U.S. Treasury securities have minimal default risk as they are guaranteed by the U.S. government.
Concentration of credit risk with respect to trade receivables in the U.S. is limited as the balances consist of amounts due from customers, primarily major wholesalers and distributors, for whom there is no significant history of default. Outside the U.S., no single customer accounts for a significant share of the Group’s trade receivables balance. In the U.S., in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amounted to approximately 54% of the Group sales in 2023 (2022: 55%; 2021: 57%). At December 31, 2023, the Group had trade receivables due from these three wholesalers totaling $154m (2022: $131m; 2021: $142m). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them encounters financial difficulty, it could materially and adversely affect the Group’s financial results. The Group’s credit risk monitoring activities relating to these wholesalers include a review of their financial information and Standard & Poor’s credit ratings, and establishment and periodic review of credit limits. However, the Group believes there is no further credit risk provision required in relation to these customers (see Note 14).
Capital risk management
The Group considers capital to be net cash plus total reported equity. Net cash is calculated as cash and cash equivalents less total borrowings. Total borrowings reflect the outstanding principal amount of the term loan drawn before debt issuance costs of $5m (2022: $6m, 2021: $7m) and do not include lease liabilities of $43m (2022: $37m; 2021: $44m). Refer to Note 17 for further discussion on borrowings.
Total equity includes share capital, reserves and retained earnings as shown in the consolidated balance sheet.

(in millions)	2023	2022	2021
Net cash	72	528	853
Total equity	—	51	203
	$72	$579	$1,056
The objectives for managing capital are to safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders and to maintain an efficient capital structure to optimize the cost of capital.
The Group monitors net cash, which at year end amounted to $72m (2022: $528m; 2021: $853m), to maintain an appropriate level of financial flexibility.

16. CASH AND CASH EQUIVALENTS

(in millions)	2023	2022	2021
Cash and cash equivalents	$316	$774	$1,102
There were no bank overdrafts at December 31, 2023, 2022, or 2021.
17. FINANCIAL LIABILITIES - BORROWING
In 2021, the Group completed a refinancing of its term loan, repaying in full the existing $235m term loan and replacing it with a new term loan with a principal amount of $250m. The Group capitalized $8m of deferred financing and original issue discount costs related to the new term loan, which were netted against the total amount borrowed and are amortized over the maturity period using the effective interest method.

Term loan (in millions)	2023	2022	2021
Term loan – current	(3)	(3)	(3)
Term loan – non-current	(236)	(237)	(239)
Total term loan	$(239)	$(240)	$(242)
The terms of the loan in effect at December 31, 2023 are as follows:

	Currency	Nominal interest margin	Maturity	Required annual repayments	Minimum liquidity
Term loan facility	USD	SOFR + 0.26% + 5.25%	June 2026	1%	Larger of $100m or 50% of loan balance
The outstanding principal amount of the term loan amounting to $244m (2022: $246m; 2021: $249m) is secured against the assets of certain subsidiaries of the Group in the form of guarantees issued by respective subsidiaries.
Nominal interest margin is calculated as USD SOFR plus 0.26%, subject to a floor of 0.75%, plus a credit spread adjustment of 5.25%. There are no revolving credit commitments.
Maturity of gross borrowings (including expected interest using the rate at the balance sheet date):

(in millions)	2023	2022	2021
Within one year or on demand	(30)	(25)	(18)
Bank loans payable due:
Later than one and less than five years	(281)	(299)	(298)
More than five years	—	—	—
Gross borrowings (including interest)	$(311)	$(324)	$(316)
Analysis of changes in liabilities from financing activities

(in millions)	At January 1, 2023	Cash flows	Profit and loss	Additions	Reclassifications	Exchange adj.	At December 31, 2023
Current borrowings	(3)	12	—	(10)	(2)	—	(3)
Non-current borrowings	(237)	—	(1)	—	2	—	(236)
Lease liabilities	(37)	8	—	(13)	—	(1)	(43)
Share repurchase	(9)	33	—	(47)	—	—	(23)
Total	$(286)	$53	$(1)	$(70)	$—	$(1)	$(305)

(in millions)	At January 1, 2022	Cash flows	Profit and loss	Additions	Reclassifications	Exchange adj.	At December 31,2022
Current borrowings	(3)	3	—	—	(3)	—	(3)
Non-current borrowings	(239)	—	(2)	1	3	—	(237)
Lease liabilities	(44)	9	—	(5)	—	3	(37)
Share repurchase	—	90	—	(99)	—	—	(9)
Total	$(286)	$102	$(2)	$(103)	$—	$3	$(286)

(in millions)	At January 1, 2021	Cash flows	Profit and loss	Additions	Reclassifications	Exchange adj.	At December 31,2021
Current borrowings	(4)	3	—	—	(2)	—	(3)
Non-current borrowings	(230)	233	(2)	(242)	2	—	(239)
Lease liabilities	(51)	8	—	(2)	—	1	(44)
Share repurchase	—	101	—	(101)	—	—	—
Total	$(285)	$345	$(2)	$(345)	$—	$1	$(286)
18. COMMITMENTS
The Group has various purchase commitments for services and materials in the ordinary course of business. These commitments are generally entered into at current market prices and reflect normal business operations.
The Group has entered into collaborative and license arrangements for the development of pharmaceutical and digital products. Potential milestone payments will be due if various developmental, regulatory and commercial goals are achieved, although the Group generally has the right to terminate these agreements at no cost. As of December 31, 2023, the aggregate maximum future payments if all milestones are achieved is $1,462m, with no significant payments expected in 2024. The amounts are not risk-adjusted or discounted. Since some of these products are in the early stages of development, the potential obligation to make milestone payments may continue for a number of years if the products move successfully through the development process. The development of any pharmaceutical product is risky and may fail at any stage, whether from failure to meet key study endpoints, safety concerns, or failure to obtain regulatory approval. Therefore, the probability of success and timing of any potential payments is inherently uncertain.
As of December 31, 2023, the Group had no material commitments to purchase PP&E for future periods.

19. PROVISIONS AND OTHER LIABILITIES
Provisions

Provisions (in millions)	Multi-district antitrust class and state claims	Onerous contracts	False Claims Act allegations	Intellectual property-related matters	Restructuring costs	Other provisions	Total provisions
At January 1, 2021	$—	$—	$(32)	$(47)	$(6)	$(4)	$(89)
Released/(charged) to income statement	—	—	18	(24)	1	1	(4)
Interest and discounting	—	—	—	(2)	—	—	(2)
Utilized during the year/payments	—	—	9	—	5	—	14
At December 31, 2021	$—	$—	$(5)	$(73)	$—	$(3)	$(81)
(Charged)/released to income statement	(290)	—	—	—	—	(7)	(297)
Transfer to other liabilities	—	—	—	70	—	—	70
At December 31, 2022	$(290)	$—	$(5)	$(3)	$—	$(10)	$(308)
(Charged)/released to income statement	(228)	1	1	(12)	—	(1)	(239)
Business combination	—	(29)	—	—	—	—	(29)
Utilized during the year/payments	103	—	—	15	—	9	127
Transfer to other liabilities	30	—	—	—	—	—	30
At December 31, 2023	$(385)	$(28)	$(4)	$—	$—	$(2)	$(419)

Provisions
Current	(385)	(18)	(4)	—	—	—	(407)
Non-current	—	(10)	—	—	—	(2)	(12)
At December 31, 2023	$(385)	$(28)	$(4)	$—	$—	$(2)	$(419)

Current	(290)	—	(5)	—	—	(8)	(303)
Non-current	—	—	—	(3)	—	(2)	(5)
At December 31, 2022	$(290)	$—	$(5)	$(3)	$—	$(10)	$(308)

Current	—	—	(5)	—	—	—	(5)
Non-current	—	—	—	(73)	—	(3)	(76)
At December 31, 2021	$—	$—	$(5)	$(73)	$—	$(3)	$(81)
Multi-district antitrust class and state claims
Settlement agreements were entered into during 2023 with all three classes of plaintiffs in the multi-district antitrust claims, resulting in the 2023 recognition of an additional charge of $228m in the consolidated income statement. The State settlement amount of $103m was paid in June 2023 and the $30m end payor settlement amount was transferred to an escrow account and is reflected in other liabilities. The current provision of $385m at December 31, 2023 ($290m at December 31, 2022) reflects the amount the Group is required to pay in the settlement agreement with the direct purchaser class. The direct purchaser settlement received final court approval on February 27, 2024. Refer to Note 21, Antitrust litigation and consumer protection for further details. The effect of discounting is not material.
Onerous contracts
In November 2023, through an acquisition of a business consisting of a manufacturing facility, workforce and supply contracts (refer to Note 28), the Group assumed onerous contracts and carries a provision of $28m at December 31, 2023. The facility continues to manufacture products for customers based on the terms of contracts that existed pre-acquisition and the expected costs to fulfill these contracts are in excess of the economic benefits expected to be received. The minimum performance periods in the onerous contracts end on various dates through September 2025 and the provision is recorded at its discounted value, using a market rate at the time of the transaction determined to be 7.6%.
False Claims Act allegations
The Group carries a provision of $4m (2022 and 2021: $5m) pertaining to all outstanding False Claims Act allegations as discussed in Note 21. These matters are expected to be settled within the next 12 months.
Intellectual property-related matters
In 2021, upon conclusion of expert discovery, the Group increased the provision for intellectual property-related matters to $73m, resulting in a charge of $24m which was recognized in the consolidated income statement. In 2022, as a result of settlement with DRL, the provision for intellectual property-related matters was substantially transferred to other liabilities. In 2023, the Group entered into an agreement with Alvogen settling the remaining intellectual property-related matter for $15m, resulting in an additional charge to the consolidated income statement of $12m and full utilization of the provision.
Restructuring costs
The restructuring provision related to cost-saving initiatives announced and implemented in 2020 which consisted of redundancy and related costs. The provision was fully utilized as of December 31, 2021.
Other provisions
Other provisions of $2m (2022: $10m; 2021: $3m) represent retirement benefit costs which are not expected to be settled within one year. The decrease in the provision reflects the settlement of general legal matters during 2023.

Other liabilities

Other liabilities (in millions)	DOJ resolution	Multi-district antitrust class and state claims	IP-related matters	RB indemnity settlement	Share repurchase	Other	Total other liabilities
At January 1, 2021	$(486)	$—	$—	$(50)	$—	$—	$(536)
Contract liabilities	—	—	—	—	—	(3)	(3)
Interest and discounting	(6)	—	—	—	—	—	(6)
Utilized during the year/payments	—	—	—	10	—	—	10
At December 31, 2021	$(492)	$—	$—	$(40)	$—	$(3)	$(535)
Transfer from provisions	—	—	(70)	—	—	—	(70)
Released to income statement	—	—	—	2	—	—	2
Share repurchase liability	—	—	—	—	(9)	—	(9)
Interest and discounting	(6)	—	(1)	—	—	—	(7)
Utilized during the year/payments	54	—	50	8	—	—	112
At December 31, 2022	$(444)	$—	$(21)	$(30)	$(9)	$(3)	$(507)
Transfer from provisions	—	(30)	—	—	—	—	(30)
Released to income statement	—	—	—	—	—	3	3
Share repurchase liability	—	—	—	—	(14)	—	(14)
Contributions and gains	—	—	—	—	—	(8)	(8)
Interest and discounting	(6)	—	—	(1)	—	—	(7)
Utilized during the year/payments	53	—	10	8	—	—	71
At December 31, 2023	$(397)	$(30)	$(11)	$(23)	$(23)	$(8)	$(492)

Other liabilities
Current	(53)	(30)	(11)	(8)	(23)	—	(125)
Non-current	(344)	—	—	(15)	—	(8)	(367)
At December 31, 2023	$(397)	$(30)	$(11)	$(23)	$(23)	$(8)	$(492)

Current	(52)	—	(10)	(8)	(9)	—	(79)
Non-current	(392)	—	(11)	(22)	—	(3)	(428)
At December 31, 2022	$(444)	$—	$(21)	$(30)	$(9)	$(3)	$(507)

Current	(53)	—	—	(8)	—	—	(61)
Non-current	(439)	—	—	(32)	—	(3)	(474)
At December 31, 2021	$(492)	$—	$—	$(40)	$—	$(3)	$(535)
DOJ resolution
In July 2020, the Group settled criminal and civil liability with the DOJ, the U.S. Federal Trade Commission ("FTC"), and U.S. state attorneys general. Pursuant to the resolution agreement, aggregate payments (including interest) of $210m have been made through December 31, 2023. An additional payment of $53m was made in January 2024, and three annual installments of $50m plus interest will be due every January from 2025 to 2027 with the final installment of $200m due in December 2027. The Group has the option to prepay. Interest accrues at 1.25% on certain portions of the resolution and will be paid with the annual installment payments. For non-interest-bearing portions, the liability has been recorded at the net present value based on timing of the estimated payments and using a discount rate equal to the interest rate on the interest-bearing portions. In 2023, the Group recorded interest expense totaling $6m (2022 and 2021: $6m) related to this resolution. As of December 31, 2023, the Group carries other liabilities of $397m (2022: $444m; 2021: $492m) related to the settlement agreement with the DOJ.

Under the terms of the resolution agreement with the DOJ, the Group has agreed to compliance terms regarding its sales and marketing practices. Compliance with these terms is subject to annual Board and CEO certifications submitted to the U.S. Attorney’s Office. As part of the resolution with the FTC and as detailed in the text of the stipulated order, for a 10-year period Indivior Inc. is required to make specified disclosures to the FTC and is prohibited from certain conduct.
In addition to the resolution agreement, the Group entered into a five-year Corporate Integrity Agreement with the HHS Office of the Inspector General ("HHS-OIG"), pursuant to which the Group committed to promote compliance with laws and regulations and committed to the ongoing evolution of an effective compliance program, including written standards, training, reporting and monitoring procedures. The Group is subject to reporting and monitoring requirements, including annual reports and compliance certifications from key management and the Board’s Nominating & Governance Committee, which is submitted to HHS-OIG. In addition, the Group is subject to monitoring by an Independent Review Organization, which submits audit findings to HHS-OIG, and review by a Board Compliance Expert, who prepared a compliance assessment report in the first and third reporting periods. To date, the Group reasonably believes it has met all of the requirements specified in these three agreements.
Multi-district antitrust class and state claims
As noted above, the multi-district antitrust claims were resolved during 2023 through settlement agreements entered into with three classes of plaintiffs. The current liability of $30m at December 31, 2023 reflects the settlement amount payable to the end payor class. An equivalent amount is held in an escrow account (refer to Note 14).
IP-related matters
Other liabilities for intellectual property related matters of $11m (2022: $21m; 2021: $73m; previously classified as a provision) relate to the settlement of litigation with DRL in June 2022. Under the settlement agreement, the Group made payments to DRL in 2022 and 2023, with a final payment due in 2024. This liability has been recorded at net present value, using a market interest rate at the time of the settlement determined to be 4.5%, considering the timing of payments and other factors. In 2023, the Group recorded nil of finance expense (2022: $1m; 2021: $2m) for time value of money on the liability.
RB resolution
Under the RB indemnity settlement, the Group has paid $26m of the $50m settlement through December 31, 2023. An additional $8m was paid in January 2024, with remaining annual installment payments of $8m due in January 2025 and 2026. The Group carries a liability of $23m (2022: $30m; 2021: $40m) related to this settlement. This liability has been recorded at the net present value, using a market interest rate at the time of settlement determined to be 3.75%, considering the timing of payment and other factors. In 2023, the Group recorded $1m of finance expense (2022 and 2021: nil) for time value of money on the liability.
Share repurchase
In November 2023, the Group commenced a share repurchase program of $100m. As of December 31, 2023, the liability of $23m represents the amount to be spent under the program through February 23, 2024, after which date the Company has the ability to modify or terminate the program. As of December 31, 2022, the current liability of $9m represented the amount to be spent under a 2022 share repurchase program through February 16, 2023. Refer to Note 23 for further discussion.
Other
Other represents employee-related liabilities which are non-current as of December 31, 2023.

20. CONTINGENT LIABILITIES
The Group has assessed certain legal and other matters to be not probable based upon current facts and circumstances, including any potential impact the DOJ resolution could have on these matters. Where liabilities related to these matters are determined to be possible, they represent contingent liabilities. Except for those matters discussed in Note 21 under “Multi-district antitrust class and state claims” and “False Claims Act allegations,” for which liabilities or provisions have been recognized, Note 21 sets out the details for legal and other disputes which the Group has assessed as contingent liabilities. Where the Group believes that it is possible to reasonably estimate a range for the contingent liability this has been disclosed. Refer to Note 7 for discussion on tax-related contingent liabilities.
21. LEGAL PROCEEDINGS
There are certain ongoing legal proceedings or threats of legal proceedings in which the Group is a party, but in which the Group believes the possibility of an adverse impact is remote and they are not discussed in this Note.
Antitrust litigation and consumer protection
Multi-district antitrust class and state claims
Indivior Inc. has entered into settlement agreements to resolve all claims of all plaintiff groups in the Company's previously-disclosed antitrust multi-district litigation ("Antitrust MDL"). In the Antitrust MDL, civil antitrust claims had been filed by three classes of Plaintiffs—namely, (i) 41 states and the District of Columbia (the "States"), (ii) end payors and (iii) direct purchasers (collectively, the "Plaintiffs"). The Plaintiffs generally alleged, among other things, that Reckitt Benckiser Pharmaceuticals, Inc. (“RBPI,” now known as Indivior Inc.) violated U.S. federal and/or state antitrust and consumer protection laws in attempting to delay generic entry of alternatives to SUBOXONE tablets. Plaintiffs further alleged that RBPI unlawfully acted to lower the market share of these products.
After engaging in informal settlement discussions and formal mediation, Indivior Inc. reached a settlement with the States for $103m on June 1, 2023. Indivior Inc. entered into a settlement agreement with the end payor class for $30m on August 14, 2023 and received final court approval on December 5, 2023. On October 22, 2023, Indivior Inc. entered into a settlement agreement with the remaining direct purchaser class for $385m, which received final court approval on February 27, 2024.
Other antitrust and consumer protection claims
In 2013, RBPI (now known as Indivior Inc.) received notice that it and other companies were defendants in a lawsuit initiated by writ in the Philadelphia County (Pennsylvania) Court of Common Pleas. See Carefirst of Maryland, Inc. et al. v. Reckitt Benckiser Inc., et al., Case. No. 2875, December Term 2013. The plaintiffs included approximately 79 entities, most of which appeared to be insurance companies or other providers of health benefits plans. The Carefirst plaintiffs' claims were resolved in connection with final approval of the end payor settlement in the Antitrust MDL, and the Carefirst action accordingly was dismissed on February 14, 2024.
Humana, Inc. filed a complaint in state court in Kentucky on August 20, 2021 with substantially the same claims as were raised in the Antitrust MDL. See Humana Inc. v. Indivior Inc., No. 21-CI-004833 (Ky. Cir. Ct.) (Jefferson Cnty). The court lifted a stay on October 30, 2023. Indivior moved to dismiss the complaint in February 2024. Separately, Centene Corporation, Wellcare Healthcare Plans, Inc., New York Quality Healthcare Corp. (d/b/a Fidelis Care), and Health Net, LLC filed a complaint in the Circuit Court for the County of Roanoke, Virginia alleging similar claims on January 13, 2023. See Centene Corp. v. Indivior Inc., No. CL23000054-00 (Va. Cir. Ct.) (Roanoke Cnty). Indivior demurred to the complaint and asserted pleas in bar in early February 2024.

Cases filed by (1) Blue Cross and Blue Shield of Massachusetts, Inc., Blue Cross and Blue Shield of Massachusetts HMO Blue, Inc., (2) Health Care Service Corp., (3) Blue Cross and Blue Shield of Florida, Inc., Health Options, Inc., (4) BCBSM, Inc. (d/b/a Blue Cross and Blue Shield of Minnesota) and HMO Minnesota (d/b/a Blue Plus), (5) Molina Healthcare, Inc., and (6) Aetna Inc. were filed in the Circuit Court for the County of Roanoke, Virginia. See Health Care Services Corp. v. Indivior Inc., No. CL20-1474 (Lead Case) (Va. Cir. Ct.) (Roanoke Cnty). In July 2023, Indivior Inc. and BCBSM, Inc. and HMO Minnesota agreed to mutual releases and settlement. The remaining plaintiffs asserted claims under federal and state RICO statutes, state antitrust statutes, state statutes prohibiting unfair and deceptive practices, state statutes prohibiting insurance fraud, and common law fraud, negligent misrepresentation, and unjust enrichment. The Group filed demurrers, which the court sustained in part and overruled in part. Separately, Indivior Inc. filed counterclaims against several plaintiffs alleging violations of certain insurance fraud statutes. The plaintiffs demurred. The court overruled HCSC's demurrer but sustained the demurrers of the remaining plaintiffs named in Indivior Inc.'s counterclaims. A jury trial on the Group's pleas in bar to the remaining plaintiffs' fraud claims was held on October 30 – November 3, 2023. The jury rendered a verdict finding that the plaintiffs' fraud claims are not barred by the statute of limitations. A jury trial on the merits has been set for July 15, 2024 – August 15, 2024.
The Group is still in the process of evaluating the claims, believes it has meritorious defenses, and intends to defend itself. No estimate of the range of potential loss can be made at this time.
Civil opioid litigation
The Group has been named as a defendant in more than 400 civil lawsuits alleging that manufacturers, distributors, and retailers of opioids engaged in a longstanding practice to market opioids as safe and effective for the treatment of long-term chronic pain to increase the market for opioids and their own market shares for opioids, or alleging individual personal injury claims. Most of these cases have been consolidated and are pending in a federal multi-district litigation ("the Opioid MDL") in the U.S. District Court for the Northern District of Ohio. See In re National Prescription Opiate Litigation, MDL No. 2804 (N.D. Ohio). Nearly two-thirds of the cases in the Opioid MDL were filed by cities and counties, while nearly one-third of the cases were filed by individual plaintiffs, most of whom assert claims relating to neonatal abstinence syndrome ("NAS"). Litigation against the Group in the Opioid MDL is stayed. Motions to remand have been denied or withdrawn in more than 50 cases to which the Group is a party (among numerous other defendants). Motions to remand remain pending in additional cases to which the Group is a party.
The Court in the Opioid MDL has indicated that it does not intend to set additional bellwether trials for Tier 2 and Tier 3 manufacturer and distributor defendants, provided that those defendants remain actively engaged in mediation. The plaintiffs' executive committee indicated that it may seek leave to amend complaints to name additional defendants based on ARCOS data concerning opioid products. The court held a status conference on February 14, 2024, but did not rule on whether such amendment will be permitted.
Separately, Indivior Inc. was named as one of numerous defendants in civil opioid cases that are not part of the Opioid MDL:
In 2017, Indivior Inc. was named as one of numerous defendants in International Brotherhood of Electrical Workers Local 728 Family Healthcare Plan v. Allergan, PLC et al., Case ID: 190303872 (C.P. Phila. Cnty). That case was consolidated with Lead Case No. 2017-008095 in Delaware County and stayed. The Delaware County court held a hearing on September 29, 2023 regarding the status of settlement discussions and other issues in various groups of cases in the consolidated action. On December 29, 2023, the court issued an order remanding all third-party payor cases, including the case involving Indivior, back to the Philadelphia Court of Common Pleas. The parties agreed that preliminary objections to the complaints would be due on the later of April 26, 2024, or one week after the remand order is docketed. The remand order has not yet been docketed. However, the Philadelphia Court of

Common Pleas held a status conference for all remanded cases on February 28, 2024, during which the court indicated that it does not intend to further stay proceedings.
Indivior also was named as one of numerous defendants in various other federal and state court cases that are not in the Opioid MDL and were brought by municipalities. These cases include, for example, 35 actions filed in New York state court that were removed to federal court, as well as cases filed in federal district courts sitting in Alabama, Florida, and Georgia. The plaintiffs filed motions to remand the New York cases, which remain pending. The plaintiffs in the case filed in the Northern District of Alabama have voluntarily dismissed their complaint, subject to certain tolling agreements. The various other federal actions currently are stayed, and Indivior is not yet required to substantively respond to the complaints.
Indivior Inc. was named as a defendant in five individual complaints filed in West Virginia state court that were transferred to West Virginia's Mass Litigation Panel. See In re Opioid Litigation, No. 22-C-9000 NAS (W.V. Kanawha Cnty. Cir. Ct.) ("WV MLP Action"). All five of Indivior Inc.'s cases in the WV MLP Action involved claims related to NAS. Indivior Inc. moved to dismiss all five complaints on January 30, 2023. By order dated April 17, 2023, the court granted Indivior's motions to dismiss. The plaintiffs filed a notice of appeal on June 30, 2023. Appellate briefing in the cases involving Indivior has been stayed.
Given the status and preliminary stage of litigation in both the Opioid MDL and the separate federal and state court actions, no estimate of possible loss in the opioid litigation can be made at this time.
False Claims Act allegations
In August 2018, the United States District Court for the Western District of Virginia unsealed a declined qui tam complaint alleging causes of action under the Federal and state False Claims Acts against certain entities within the Group predicated on best price issues and claims of retaliation. See United States ex rel. Miller v. Reckitt Benckiser Group PLC et al., Case No. 1:15-cv-00017 (W.D. Va.). The suit also seeks reasonable attorneys’ fees and costs. The Group filed a Motion to Dismiss in June 2021, which was granted in part and denied in part on October 17, 2023. The relator filed a sixth amended complaint against only Indivior Inc. on December 7, 2023. Indivior's deadline to respond to the sixth amended complaint is March 18, 2024.
In May 2018, Indivior Inc. received an informal request from the United States Attorney’s Office (“USAO”) for the Southern District of New York, seeking records relating to the SUBOXONE film manufacturing process. The Group provided the USAO certain information regarding allegations that the government received regarding SUBOXONE film. There has been no communication regarding this matter with the USAO since 2022.
U.K. shareholder claims
On September 21, 2022, certain shareholders issued representative and multiparty claims against Indivior PLC in the High Court of Justice for the Business and Property Courts of England and Wales, King’s Bench Division. On January 16, 2023, the representative served its Particular of Claims setting forth in more detail the claims against the Group, while the same law firm that represents the representative also sent its draft Particular of Claims for the multiparty action. The claims made in both the representative and multiparty actions generally allege that Indivior PLC violated the U.K. Financial Services and Markets Act 2000 (“FSMA 2000”) by making false or misleading statements or material omissions in public disclosures, including the 2014 Demerger Prospectus, regarding an alleged product-hopping scheme regarding the switch from SUBOXONE tablets to SUBOXONE film. Indivior PLC filed an application to strike out the representative action. On December 5, 2023, the court handed down a judgment allowing the Group's application to strike out the representative action. The court subsequently awarded certain costs to the Group. On January 23, 2024, the claimants requested permission to appeal the decision to the court of appeals.

The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
Tooth damage allegations
The Group has been named as a defendant in more than 40 lawsuits that have been consolidated into a multi-district litigation in the Northern District of Ohio. See In Re Suboxone (Buprenorphine/Naloxone) Film Products Liability Litigation, MDL No. 3092 (N.D. Oh.). The plaintiffs generally allege that the Group failed to properly warn physicians of the risk of dental injury, and further allege that SUBOXONE products were defectively designed. The plaintiffs generally seek compensatory damages, as well as punitive damages and attorneys’ fees and costs. Product liability cases such as these typically involve issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual, provable injury and other matters. These cases are in their preliminary stages. The Group is evaluating the claims and its defenses, believes it has meritorious defenses, and intends to defend itself. No estimate of the range of potential loss can be made at this time. These lawsuits follow a June 2022 required revision to the Prescribing Information and Patient Medication Guide about dental problems reported in connection with buprenorphine medicines dissolved in the mouth to treat opioid use disorder. This revision was required by the FDA of all manufacturers of these products
22. TRADE AND OTHER PAYABLES

(in millions)	2023	2022	2021
Accrual for rebates, discounts and returns	(507)	(428)	(436)
Rebates payable	(28)	(4)	(114)
Accounts payable	(39)	(33)	(26)
Accruals and other payables	(150)	(137)	(133)
Other tax and social security payable	(19)	(15)	(11)
Trade and other payables	$(743)	$(617)	$(720)
The carrying amounts of total trade and other payables are denominated in the following currencies:

(in millions)	2023	2022	2021
Pound sterling	(42)	(45)	(36)
Euros	(11)	(12)	(10)
U.S. dollar	(663)	(540)	(658)
Other currencies	(27)	(20)	(16)
Trade and other payables	$(743)	$(617)	$(720)
23. SHARE CAPITAL

Issued and fully paid	Equity ordinary shares (in thousands)	Nominal value paid per share $	Nominal value (in millions)
At January 1, 2023	136,481	0.50	68
Ordinary shares issued	1,942	0.50	1
Shares repurchased and canceled	(1,897)	0.50	(1)
At December 31, 2023	136,526		68

Issued and fully paid	Equity ordinary shares (in thousands)	Nominal value paid per share $	Nominal value (in millions)
At January 1, 2022	702,440	0.10	70
Ordinary shares issued	4,185	0.10	1
Shares repurchased and canceled	(17,815)	0.10	(2)
Share consolidation	(551,048)
Shares repurchased and canceled (post share consolidation)	(1,281)	0.50	(1)
At December 31, 2022	136,481		68

Issued and fully paid	Equity ordinary shares (in thousands)	Nominal value paid per share $	Nominal value (in millions)
At January 1, 2021	733,636	0.10	73
Ordinary shares issued	2,311	0.10	—
Shares repurchased and canceled	(33,507)	0.10	(3)
At December 31, 2021	702,440		70
Ordinary shares issued
During the year, 1,942k ordinary shares with a nominal value of $0.50 each (2022: 4,185k ordinary shares at $0.10 each; 2021: 2,311k ordinary shares at $0.10 each) were issued to satisfy vesting/exercises under the Group’s Long-Term Incentive Plan, the Indivior U.K. Savings-Related Share Option Scheme, and the U.S. Employee Stock Purchase Plan. During the year, net settlement of tax on employee equity awards was $22m (2022: $10m; 2021: $1m).
Share consolidation
In October 2022, the Company completed a share consolidation. Shareholders received 1 new ordinary share with a nominal value of $0.50 each for every 5 previously existing ordinary shares which had a nominal value of $0.10 each. As a result of the consolidation, the Company's issued share capital consisted of 137,762k ordinary shares at $0.50 each at October 10, 2022 (equivalent shares pre-consolidation: 688,810k).
Shares repurchased and canceled
In July 2021, the Group commenced an irrevocable share repurchase program for an aggregate purchase price up to no more than $100m or 73,462k of ordinary shares. In December 2021, the program concluded with the Group repurchasing 33,507k of the Group’s ordinary shares over the duration of the program for an aggregate nominal value of $3m ($0.10 per share). In addition, 256k ordinary shares purchased as part of the share repurchase program with a nominal value of $0.10 each were canceled in January 2022. These shares are included in the total number of share capital outstanding as at December 31, 2021.
In May 2022, the Group commenced a second share repurchase program for an aggregate purchase price up to no more than $100m or 39,699k of ordinary shares (equivalent shares post consolidation: 7,940k), which concluded on February 28, 2023. Over the duration of the program, 17,559k ordinary shares with a nominal value of $0.10 each (equivalent shares post consolidation: 3,512k) and 1,765k with a nominal value of $0.50 each were repurchased and canceled.
On November 17, 2023, the Group commenced a third share repurchase program for an aggregate purchase price up to no more than $100m or 13,632k of ordinary shares and ending no later than August 30, 2024. Under this program, 1,413k ordinary shares were repurchased which had a nominal value of $0.50 each through December 31, 2023.

During the year, the Group repurchased and canceled a total of 1,897k ordinary shares with a nominal value of $0.50 per share for an aggregate nominal value of $1m. In 2022, 17,815k ordinary shares with a nominal value of $0.10 each (equivalent shares post consolidation: 3,563k) were repurchased and canceled for an aggregate nominal value of $2m, including the 256k ordinary shares purchased as part of the Group’s share repurchase program executed in 2021 and canceled in January 2022. In 2022, subsequent to the share consolidation, the Group repurchased and canceled 1,281k ordinary shares for an aggregate nominal value of $1m ($0.50 per share).
All ordinary shares repurchased during the year under share repurchase programs were canceled (except for 68k shares that were canceled in January 2024) resulting in a transfer of the aggregate nominal value to a capital redemption reserve. The total cost of the purchases made under share repurchase programs during the period, including directly attributable transaction costs, was $33m (2022: $90m; 2021: $101m). A repurchase amount of $23m has been recorded as a financial liability and reduction in retained earnings which represents the amount to be spent under the program through February 23, 2024, after which date the Company has the ability to modify or terminate the program. Total purchases under the share repurchase program will be made out of distributable profits.
24. OTHER EQUITY
Capital redemption reserve
The capital redemption reserve was created for capital maintenance purposes as a result of the repurchase and cancellation of ordinary shares under the Group’s share repurchase programs as required under the U.K. Companies Act.
Other reserves
The other reserves balance relates to the Group formation in 2014. It represents the difference between the nominal value of the shares issued by the Company and the net investment in the Group by the former owner.
Foreign currency translation
The foreign currency translation reserve contains the accumulated foreign exchange differences from the translation of the financial statements of the Group’s foreign operations arising when the Group’s entities are consolidated.
25. SHARE-BASED PLANS
Employee plans
Indivior Long-Term Incentive Plan (LTIP)
In 2015, a share-based incentive plan was introduced for employees (including Executive Directors) of the Group. An award under the LTIP can take the form of a nil-cost option, a market value option or a conditional award.
The Remuneration Committee may determine the vesting of awards is conditional upon the satisfaction of one or more performance conditions. Awards with performance conditions granted under the LTIP will normally have a performance period of at least three years. Awards granted to Executive Directors are subject to a further two years post-vesting period.
The fair values of awards granted under the Long-Term Incentive Plans are calculated using a Monte Carlo simulation model. The key assumptions in the simulation model are share price of the Company, expected volatilities of the Company, risk-free rate and dividend yield.

For all plans, the inputs to the option pricing models are reassessed for each grant. The following assumptions were used in calculating the fair value of options granted under the LTIP schemes.

Award	Grant date	Performance period	Share price on grant date £	Volatility %(1)	Dividend yield %	Expected life in years	Risk-free interest rate(2)	Weighted average fair value £	Exercisable shares(3) (thousands)
2021	March 1, 2021	2021-23	1.29	115	0	5	0.10	1.16	514
2021	March 1, 2021	2021-23	1.29	115	0	3	0.10	1.17	1,977
2022	March 1, 2022	2022-24	2.81	64	0	5	0.90	2.23	285
2022	March 1, 2022	2022-24	2.81	64	0	3	0.90	2.41	1,172
2022	August 3, 2022	2022-24	3.27	64	0	3	0.90	2.25	70
2023	March 3, 2023	2023-25	15.12	49	0	5	3.80	9.13	297
2023	March 3, 2023	2023-25	15.12	49	0	3	3.80	10.63	1,428
______________
(1)The expected volatility is based on historical volatility over the period of time commensurate with the expected award term immediately prior to the date of grant.
(2)The risk-free interest rate reflects the continuous risk-free yield based on the U.K. Government interest rates as of the valuation date, based upon a maturity commensurate with the performance period.
(3)Exercisable shares for the 2020-2022 awards reflect the impact of the 5:1 share consolidation completed in October 2022.

The maximum number of shares that could vest under the Group’s LTIP was:

(in millions)	Total LTIP
Outstanding at January 1, 2021	34
Awarded	14
Vested/exercised	(1)
Forfeited	(7)
Outstanding at December 31, 2021	40
Awarded	8
Vested/exercised	(4)
Forfeited	(5)
Share consolidation	(31)
Outstanding at December 31, 2022	8
Awarded	2
Vested/exercised	(2)
Forfeited	(1)
Outstanding at December 31, 2023	7
For awards outstanding at year end, the weighted average remaining contractual life is 1.04 years (2022: 0.97 years; 2021: 1.25 years).
Other employee plans
The Group operates an HMRC-approved SAYE plan for U.K. employees and U.S. Employee Stock Purchase Plan (ESPP) for U.S. employees. The amounts recognized for these plans are not material for disclosure.

Charged to income statement
The expense charged to the consolidated income statement for share-based payments is as follows:

(in millions)	2023	2022	2021
Granted in current year	(8)	(7)	(6)
Granted in prior years	(15)	(9)	(7)
Unvested awards due to unmet conditions	1	—	2
Total share-based expense for the year	$(22)	$(16)	$(11)
26. RELATED PARTIES
The Group entered into a Relationship Agreement with Scopia Capital Management LP ("Scopia") on March 24, 2021 (as further amended on July 7, 2022, April 26, 2023, and November 17, 2023, the "Relationship Agreement"). In recognition of Scopia’s ownership of approximately 16.9% of the Group’s shares at March 24, 2021, the Group agreed to appoint Jerome Lande as a Representative Director. Scopia agreed to certain standstill provisions (for example to vote on ordinary course resolutions in accordance with the Board’s recommendation).
The parties amended and restated the Relationship Agreement on July 7, 2022, April 26, 2023, and November 17, 2023, and further agreed that Scopia would not exercise voting rights in excess of 15% of the outstanding shares.
The Relationship Agreement, as amended, terminates upon the earlier of (i) December 31, 2024, (ii) the date on which Scopia publicly discloses that it has ceased to hold directly or indirectly at least 3% of the issued share capital of the Group, or (iii) in certain circumstances, and only in the event that Mr. Lande has resigned from the Board, a specified date to be calculated with reference to the date of the 2024 Annual General Meeting.
Key management compensation is disclosed in Note 5.
The significant subsidiaries included in the consolidated financial statements at December 31, 2023 are disclosed in Note 1.
27. ACQUISITION OF OPIANT

On March 2, 2023, the Group acquired 100% of the share capital of Opiant, which at the time was a publicly traded company in the United States, for upfront cash consideration of $146m and an additional amount to be potentially paid upon achievement of net sales milestones. Opiant was a specialty pharmaceutical company focusing on developing drugs for addictions and drug overdose. As a result of the acquisition, the Group added OPVEE, formerly the pipeline product OPNT003, an opioid overdose treatment well-suited to confront illicit synthetic opioids like fentanyl, to its addiction treatment and science portfolio. OPVEE was approved by the FDA in May 2023 and launched in October 2023.
Management elected to apply the optional concentration test under IFRS 3. For the acquisition of Opiant, substantially all of the fair value of the gross assets acquired was concentrated in the in-process research and development associated with OPVEE. As substantially all of the fair value of the gross assets acquired (excluding cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities) were concentrated in a single asset, the Group accounted for the transaction as an asset acquisition. With the closing of this transaction, a relative fair value approach was taken for allocating the purchase consideration to the acquired assets and liabilities with no goodwill recognized. The Group recorded an intangible asset associated with OPVEE for $126m (refer to Note 9). The Group used a multi-period excess earnings method, a form of the income approach, to determine the fair value of the intangible asset.

As part of the acquisition of Opiant, the Group agreed to provide a maximum of $8.00 per share in Contingent Value Rights ("CVR") post-acquisition. The Group will pay $2.00 per CVR for each of the following net revenue thresholds achieved by OPVEE, during any period of four consecutive quarters prior to the seventh anniversary of the U.S. commercial launch: (i) $225m, (ii) $300m and (iii) $325m. The remaining (iv) $2.00 per CVR would be paid if OPVEE achieves net revenue of $250m during any period of four consecutive quarters prior to the third anniversary of the U.S. commercial launch. The potential undiscounted payout of contingent consideration ranges from nil to $68m based on the achievement of the milestones. No liabilities were recognized as of December 31, 2023.
An initial recognition exception applies to the tax attributes acquired whereby only certain items are recognized with the transaction, such as net operating loss carryforwards, other tax carryforwards, and tax credits. Such attributes totaled $9m, recorded as deferred tax assets.
The cash outflow for the acquisition was $124m, net of cash acquired. Direct transaction costs of $10m are included in this cash outflow and capitalized as a component of the total cost of the asset acquisition. Of the $146m upfront consideration, $2m represents acceleration of vesting of employee share compensation and has been recognized as a post-combination expense. As part of the acquisition, the Group assumed outstanding debt of $10m which was settled and included as a cash outflow from financing activities.
Additional acquisition-related costs of $16m were incurred in 2023 and included in selling, general, and administrative expenses, primarily relating to severance, acceleration of vesting of Opiant employee share compensation, and short-term retention accruals.
The following table summarizes the net assets acquired:

Net assets acquired (in millions)
Cash and cash equivalents	30
Inventories	3
Right-of-use assets	2
Intangible assets	126
Deferred tax assets	9
Other assets	6
Trade and other payables	(10)
Lease liabilities	(2)
Borrowings	(10)
Total net assets acquired	$154
28. BUSINESS COMBINATIONS
On November 1, 2023, the Group acquired an aseptic manufacturing facility (the "Facility") in the United States for upfront consideration of $5m in cash and the assumption of certain contract manufacturing obligations (refer to Note 19). The Facility will be further developed to secure the long-term production and supply of SUBLOCADE and PERSERIS.
The acquisition has been accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 Business Combinations. The assets acquired and liabilities assumed were recorded at fair value, with the excess of the purchase price over the fair value of the identifiable assets and liabilities recognized as $5m of goodwill. An onerous contract provision was recorded at fair value to reflect the present value of the expected losses from assumed contractual manufacturing obligations. Net operating losses attributable to these contractual obligations will be recorded against the onerous contract provision from the date of acquisition through fulfillment of the contracts in late 2025.

For the period from November 1, 2023 through December 31, 2023, the Facility's contribution to the Group’s revenue and net loss were immaterial. Substantially all of the Facility's costs were recorded against the onerous contract provision. If the acquisition had occurred on January 1, 2023, management estimates the acquired business would have contributed revenue of $10m and contributed net loss would have been immaterial as substantially all of the net loss would have been recorded against the onerous contract provision.
Acquisition-related costs
The Group incurred acquisition-related costs of $6m for advisory, legal, and other professional fees. These costs have been included in selling, general and administrative expenses in the consolidated income statement.
Identifiable assets acquired and liabilities assumed
The following table summarizes the provisional fair value of assets acquired and liabilities assumed at the date of acquisition:

Net assets acquired (in millions)
Property, plant and equipment	28
Deferred tax assets	2
Trade and other payables	(1)
Provisions	(29)
Total net assets acquired	$—
Goodwill
Goodwill arising from the acquisition has been recognized as follows:

(in millions)
Consideration transferred	5
Fair value of net assets acquired	—
Goodwill	$5
The goodwill is primarily attributable to Indivior-specific synergies relating to accelerated in-sourcing of SUBLOCADE production and the skills and technical talent of the Facility's workforce. None of the goodwill recognized is expected to be deductible for tax purposes.
As the acquisition was completed in late 2023, the Group expects to finalize the purchase accounting as soon as possible but no later than one year from the acquisition date.
29. PARENT COMPANY INFORMATION
Cash dividends and/or share repurchase programs, if any, are made by Indivior PLC (the “Parent Company”). The Parent Company’s primary source of income and cash flow is dividends and loans from its subsidiaries, which are restricted by our term loan (see Note 17). The term loan allows the subsidiaries to pay cash dividends, transfer assets, and make loans to the Parent Company at an accumulating amount representing 50% consolidated net income, as defined in the term loan. The stand-alone condensed financial statements of the Parent Company are presented below in accordance with SEC regulations when such restrictions exist. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future.

Parent Company Income Statements

For the year ended December 31 (in millions)	2023	2022	2021
Administrative and general expenses	$(31)	$(23)	$(17)
Other (loss)/income	—	(12)	12
Dividends from subsidiaries	83	152	109
Operating profit	$52	$117	$104
Interest (expense)/income	(1)	1	—
Profit before taxation	51	118	104
Tax benefit	7	8	12
Net income	$58	$126	$116

There were no items of other comprehensive income or loss for the years ended December 31, 2023, 2022, or 2021.
Parent Company Balance Sheets

As at December 31 (in millions)	2023	2022	2021
Assets
Non-current assets
Investments in subsidiaries	1,551	1,550	1,508
Deferred tax assets	19	12	—
	$1,570	$1,562	$1,508
Current assets
Amounts due from subsidiaries	1	1	—
Other assets	6	4	9
Cash and cash equivalents	34	60	21
	41	65	30
Total assets	$1,611	$1,627	$1,538
Liabilities
Current liabilities
Trade and other payables	(34)	(21)	(9)
Amounts due to subsidiaries	(17)	(54)	(2)
	(51)	(75)	(11)
Non-current liabilities
Other liabilities	(15)	(22)	(32)
Total liabilities	$(66)	$(97)	$(43)
Net assets	$1,545	$1,530	$1,495
Equity
Share capital	68	68	70
Share premium	11	8	7
Capital redemption reserve	7	6	3
Retained earnings	1,459	1,448	1,415
Total equity	$1,545	$1,530	$1,495

Parent Company Statements of Changes in Equity

(in millions)	Share capital	Share premium	Capital redemption reserve	Retained earnings	Total equity
Balance at January 1, 2021	$73	$6	$—	$1,397	$1,476
Comprehensive income
Net income for the financial year	—	—	—	116	116
Total comprehensive income	$—	$—	$—	$116	$116
Transactions recognized directly in equity
Shares issued	—	1	—	—	1
Shares repurchased and canceled	(3)	—	3	(101)	(101)
Share-based payments	—	—	—	11	11
Settlement of tax on equity awards	—	—	—	(1)	(1)
Taxation on share-based payments	—	—	—	(7)	(7)
Total transactions recognized directly in equity	$(3)	$1	$3	$(98)	$(97)
Balance at December 31, 2021	$70	$7	$3	$1,415	$1,495

Balance at January 1, 2022	$70	$7	$3	$1,415	$1,495
Comprehensive income
Net income for the financial year	—	—	—	126	126
Total comprehensive income	—	—	—	126	126
Transactions recognized directly in equity
Shares issued	1	1	—	—	2
Shares repurchased and canceled	(3)	—	3	(90)	(90)
Transfer to share repurchase liability	—	—	—	(9)	(9)
Share-based payments	—	—	—	16	16
Settlement of tax on equity awards	—	—	—	(10)	(10)
Total transactions recognized directly in equity	$(2)	$1	$3	$(93)	$(91)
Balance at December 31, 2022	$68	$8	$6	$1,448	$1,530

Balance at January 1, 2023	$68	$8	$6	$1,448	$1,530
Comprehensive income
Net income for the financial year	—	—	—	58	58
Total comprehensive income	$—	$—	$—	$58	$58
Transactions recognized directly in equity
Shares issued	1	3	—	—	4
Shares repurchased and canceled	(1)	—	1	(33)	(33)
Transfer to share repurchase liability	—	—	—	(23)	(23)
Transfer from share repurchase liability	—	—	—	9	9
Share-based payments	—	—	—	22	22
Settlement of tax on equity awards	—	—	—	(22)	(22)
Total transactions recognized directly in equity	$—	$3	$1	$(47)	$(43)
Balance at December 31, 2023	$68	$11	$7	$1,459	$1,545

Parent Company Cash Flow Statements

For the year ended December 31 (in millions)	2023	2022	2021
Cash flows from operating activities:
Operating profit	52	117	104
Settlement of tax on employee awards	—	(10)	(1)
Impact from foreign exchange movements	—	(1)	—
(Increase)/decrease in other assets	(2)	5	(7)
(Increase)/decrease in amounts due from subsidiaries	(1)	(1)	3
(Decrease)/increase in trade and other payables	(1)	3	(1)
(Decrease)/increase in amounts due to subsidiaries	(40)	49	1
Decrease in other liabilities	(8)	(10)	(8)
Cash generated from operations	$—	$152	$91
Interest received	3	1	—
Taxes refunded - Group relief	—	—	11
Net cash inflow from operating activities	$3	$153	$102

Net cash flows from investing activities
Investment in subsidiaries	—	(26)	—
Net cash outflow from investing activities	$—	$(26)	$—

Cash flows from financing activities
Proceeds from the issuance of ordinary shares	4	2	1
Shares repurchased and canceled	(33)	(90)	(101)
Net cash outflow from financing activities	$(29)	$(88)	$(100)

Net (decrease)/increase in cash and cash equivalents	(26)	39	2
Cash and cash equivalents at beginning of the year	60	21	19
Cash and cash equivalents at end of the year	$34	$60	$21

Basis of preparation
The Parent Company financial statements have been prepared using the same accounting principles and policies as described in the notes to our consolidated financial statements except for the investment in the subsidiaries that are recognized and measured at cost. Any material contingencies, long-term obligations and guarantees have been separately disclosed in the accompanying consolidated financial statements.

Reconciliations of Parent Company financial information

As at December 31 (in millions)	2023	2022	2021
Profit/(loss) reconciliation
Parent company profit for the year	58	126	116
Additional (loss)/profit if subsidiaries had been accounted for using the equity method	(56)	(179)	89
Consolidated profit/(loss) for the year	$2	$(53)	$205

Equity reconciliation
Parent company equity	1,545	1,530	1,495
Adjustment to equity if subsidiaries had been accounted for using the equity method	(1,545)	(1,479)	(1,292)
Consolidated equity	$—	$51	$203

ITEM 19: EXHIBITS

Exhibit No.	Description
1.1
Memorandum and Articles of Association of Indivior PLC (adopted by a special resolution on 30 October 2014, as amended by a special resolution on 23 December 2014 and on 30 September 2022) (incorporated by reference to Exhibit 1.1 to registration statement on Form 20-F filed May 23, 2023).

2.1	Form of Share Certificate upon listing on the Nasdaq Stock Market (incorporated by reference to Exhibit 2.1 to registration statement on Form 20-F filed May 23, 2023).
2.2#	Description of Securities Registered under Section 12 of the Exchange Act.
4.1	[intentionally omitted]
4.2†#	Third Amended and Restated Relationship Agreement with Scopia Capital Partners LP made November 17, 2023.
4.3
Resolution Agreement by and among Indivior PLC, Indivior Inc., the United States Attorney’s Office for the Western District of Virginia, and the United States Department of Justice’s Consumer Protection Branch made as of July 24, 2020 (incorporated by reference to Exhibit 4.3 to registration statement on Form 20-F filed May 23, 2023).

4.4
Corporate Integrity Agreement between the Office of Inspector General of the Department of Health and Human Services and Indivior Inc. made as of July 24, 2020 (incorporated by reference to Exhibit 4.4 to registration statement on Form 20-F filed May 23, 2023).

4.5#
Stipulated Order for Permanent Injunction and Equitable Monetary Relief in the United States District Court for the Western District of Virginia, Abingdon, between the Federal Trade Commission and Indivior Inc. entered November 20, 2020.

4.6
Fourth Amendment (and Restatement of) Credit Agreement, dated as of April 27, 2022 among Indivior Finance S.A.R.L., Indivior SMTM LLC, RBP Global Holdings Limited, and certain other Loan Parties, and Morgan Stanley Senior Funding, Inc. (incorporated by reference to Exhibit 4.6 to registration statement on Form 20-F filed May 23, 2023).

4.7
Lease of Land and Buildings at Dansom Lane, Hull HU8 7DS, by and between Reckitt Benckiser Healthcare (UK) Limited and RB Pharmaceuticals Limited, dated December 1, 2014 (incorporated by reference to Exhibit 4.7 to registration statement on Form 20-F filed May 23, 2023).

4.8*	The Indivior Inc. Incentive Compensation Policy (incorporated by reference to Exhibit 4.8 to registration statement on Form 20-F filed June 5, 2023).
4.9*	Rules of the Indivior PLC Long-Term Incentive Plan (incorporated by reference to Exhibit 4.9 to registration statement on Form 20-F filed June 5, 2023).
4.10*	Trust Deed in respect of the Indivior PLC Employee Benefit Trust (incorporated by reference to Exhibit 4.10 to registration statement on Form 20-F filed May 23, 2023).
4.11*	The Indivior PLC Savings-Related Share Option Plan (incorporated by reference to Exhibit 4.11 to registration statement on Form 20-F filed June 5, 2023).
4.12*	The Indivior PLC U.S. Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.12 to registration statement on Form 20-F filed June 5, 2023).
4.13*	Rules of the Indivior Group Deferred Bonus Plan (incorporated by reference to Exhibit 4.13 to registration statement on Form 20-F filed June 5, 2023).
4.14.1†
Copacker Supply Agreement by and between Reckitt Benckiser Healthcare (UK) Limited and RB Pharmaceuticals Limited, dated December 23, 2014 (incorporated by reference to Exhibit 4.14.1 to registration statement on Form 20-F filed May 23, 2023).

4.14.2†
First Amendment to Copacker Supply Agreement Reckitt Benckiser Healthcare (UK) Limited and Indivior UK Limited, formerly known as RB Pharmaceuticals Limited, as amended and restated on March 29, 2019 (incorporated by reference to Exhibit 4.14.2 to registration statement on Form 20-F filed May 23, 2023).

4.15.1†
Commercial Exploitation Agreement by and between Aquestive Therapeutics (f/k/a MonoSol Rx), LLC and Reckitt Benckiser Pharmaceuticals Inc., dated August 15, 2008 (as amended on August 19, 2009, November 13, 2009, March 30, 2010, October 13, 2010, December 15, 2010, December 9, 2011, December 1, 2012, October 14, 2013 (by Addendum A), July 30, 2014 (by Addendum B), January 12, 2017, November 25, 2019, December 29, 2020, and March 2, 2023)(incorporated by reference to Exhibit 4.15.1 to registration statement on Form 20-F filed May 23, 2023).

Exhibit No.	Description
4.15.2†
Supplemental Agreement by and between MonoSol Rx, LLC, Indivior Inc., and Indivior UK Limited, dated September 24, 2017 (incorporated by reference to Exhibit 4.15.2 to registration statement on Form 20-F filed May 23, 2023).

4.16.1†
Packaging and Supply Agreement between Indivior UK Limited and Sharp Corporation made September 7, 2017 (incorporated by reference to Exhibit 4.16.1 to registration statement on Form 20-F filed May 23, 2023).

4.16.2†
First Amendment to Packaging and Supply Agreement between Indivior UK Limited and Sharp Corporation made March 23, 2018 (incorporated by reference to Exhibit 4.16.2 to registration statement on Form 20-F filed May 23, 2023).

4.16.3
Second Amendment to Packaging and Supply Agreement between Indivior UK Limited and Sharp Corporation made August 17, 2020 (incorporated by reference to Exhibit 4.16.3 to registration statement on Form 20-F filed May 23, 2023).

4.16.4†
Amendment No. 3 to Packaging and Supply Agreement between Indivior UK Limited and Sharp Corporation made January 1, 2021 (incorporated by reference to Exhibit 4.16.4 to registration statement on Form 20-F filed May 23, 2023).

4.16.5
Amendment No. 4 to Packaging and Supply Agreement between Indivior UK Limited and Sharp Corporation made May 9, 2021 (incorporated by reference to Exhibit 4.16.5 to registration statement on Form 20-F filed May 23, 2023).

4.17.1†	Master Development and Supply Agreement made January 1, 2022 by and between Curia Massachusetts, Inc. and Indivior UK Limited.
4.17.2†#	Master Development and Supply Agreement effective the August 1, 2023 by and between Curia New Mexico, LLC and Indivior UK Limited.
4.18.1†
Master Manufacturing Services Agreement between Patheon Manufacturing Services LLC and Indivior UK Limited made April 6, 2018 (as amended on May 27, 2021) (incorporated by reference to Exhibit 4.18.1 to registration statement on Form 20-F filed May 23, 2023).

4.18.2†
Product Agreement between Patheon Manufacturing Services LLC and Indivior UK Limited made April 25, 2018 (as amended on January 1, 2019, March 1, 2019, and April 17, 2020) (incorporated by reference to Exhibit 4.18.2 to registration statement on Form 20-F filed May 23, 2023).

4.18.3†
Capital Expenditure and Equipment Agreement between Patheon Manufacturing Services LLC and Indivior UK Limited made June 30, 2019 (incorporated by reference to Exhibit 4.18.3 to registration statement on Form 20-F filed May 23, 2023).

4.19.1†	License Agreement between Indivior UK Limited and Aelis Farma made June 3, 2021 (incorporated by reference to Exhibit 4.19.1 to registration statement on Form 20-F filed May 23, 2023).
4.19.2	[intentionally omitted]
4.19.3†
Letter Agreement regarding an Irrevocable Subscription Agreement and Irrevocable Lock-Up Commitment between Indivior UK Limited and Aelis Farma made January 6, 2022 (incorporated by reference to Exhibit 4.19.3 to registration statement on Form 20-F filed May 23, 2023).

4.20
Agreement and Plan of Merger between Indivior Inc., Olive Acquisition Subsidiary, Inc. and Opiant Pharmaceuticals, Inc. dated as of November 13, 2022 (incorporated by reference to Exhibit 4.20 to registration statement on Form 20-F filed May 23, 2023).

4.21†
Contingent Value Rights Agreement dated as of March 2, 2023 between Indivior, Inc., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.21 to registration statement on Form 20-F filed May 23, 2023).

4.22†#	Asset Purchase Agreement License Agreement by and among Indivior UK Limited and C4X Discovery Limited dated July 31, 2023.
4.23†	License Agreement by and among Indivior UK Limited and Addex Pharma S.A. dated January 2, 2018 (incorporated by reference to Exhibit 4.23 to registration statement on Form 20-F filed May 23, 2023).
4.24†
License Agreement between Opiant Pharmaceuticals, Inc. and Neurelis, Inc. (f/k/a/ Aegis Therapeutics, LLC) effective January 1, 2017 (incorporated by reference to Exhibit 4.24 to registration statement on Form 20-F filed May 23, 2023).

4.25#	Final Judgment and Dismissal with Prejudice with Attorneys General of 41 states and the District of Columbia in Antitrust MDL made June 2, 2023.

Exhibit No.	Description
4.26#	Settlement Agreement among Indivior Inc. and a class of direct purchasers made October 22, 2023.
8.1#	Subsidiaries of the Registrant
12.1#	Certification of Group Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2#	Certification of Group Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1#	Certification of Group Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
13.2#	Certification of Group Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
15.1#	Consent of PricewaterhouseCoopers LLP (US)
15.2	Letter of PricewaterhouseCoopers LLP (UK) regarding change in certifying accountant (incorporated by reference to Exhibit 5.2 to registration statement on Form 20-F filed May 23, 2023).
97.1#	Executive Compensation Clawback Policy
101.1#	Inline Interactive Data File
101.INS#	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document
101.SCH#	Inline XBRL Taxonomy Extension Schema Document
101.CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB#	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104#	Cover Page Interactive Data File (embedded within the Inline XBRL document)
__________________
†Confidential treatment requested as to certain portions, which portions have been omitted and filed separately
*Management Contract
#Filed herewith
The Agreement and Plan of Merger between Indivior Inc., Olive Acquisition Subsidiary, Inc. and Opiant Pharmaceuticals, Inc. dated as of November 13, 2022 (the “Merger Agreement”) is included to provide investors with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about the Company, Indivior Inc., Olive Acquisition Subsidiary, Inc., Opiant or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made by each party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from those generally applicable to investors and may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Indivior PLC or its affiliates or Opiant. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Indivior PLC, Indivior Inc., Olive Acquisition Subsidiary, Inc., Opiant or any of their respective subsidiaries, affiliates or businesses.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Indivior PLC

By:	/s/ Ryan Preblick
Title:	Chief Financial Officer
Date: March 6, 2024